05012745

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Harris Steel Group, Inc

*CURRENT ADDRESS: 4120 Yonge St., Suite 404
Toronto, Ontario M2P 2B8
Canada

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

FILE NO. 82- 34988 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: GBS

DAT : 11/21/05

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Harris Steel Group Announces Loss of Founder, Chairman and CEO

TSX:HSG

TORONTO, March 28 /CNW/ - Harris Steel Group Inc. (HSG:TSX) today announced that its founder, Chairman and CEO, Mr. Milton E. Harris, O.C., died Saturday, March 26. Mr. Harris was 77 years old, and was recently diagnosed with cancer. The funeral will be held today at Benjamin's Chapel, 2401 Steeles Ave. West, Toronto, at 1pm.

Effective March 28, 2005, Mr. John Harris has been appointed Chief Executive Officer and Chairman. John Harris has been with Harris Steel Group since 1974. He has been President of the reinforcing products division since 1985 and President and Chief Operating Officer of Harris Steel Group since 1994.

John Harris stated, "Speaking personally as a nephew as well as in my capacity as CEO and President, we at Harris Steel Group are deeply saddened by the loss of Milt Harris. His contribution to the Canadian steel industry has been immeasurable. Milt was a modern day renaissance man with a special genius for commerce. I believe his greatest talent in business was to empower and mentor so many of us. As a result Milt leaves behind a great organization led by a robust and deep management team. I know that building on the foundation left to us by my uncle will be the greatest medicine for the grief we are feeling today."

About Harris Steel Group

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The company serves all of Canada, and the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. The company has no outstanding warrants or options; furthermore, there is no term debt. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG. The company website is www.harrissteel.com.

%SEDAR: 00008000E

/For further information: Flora Wood, Investor Relations, (416) 590-9549 or 1-866-585-0089, flora(at)harrissteel.com; Corporate Office, (416) 590-9549/ (HSG.)

CO: Harris Steel Group Inc.

CNW 08:21e 28-MAR-05

HARRIS STEEL GROUP INC.

ANNUAL INFORMATION FORM

March 16, 2005

HARRIS STEEL GROUP INC.

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

1. Corporate Structure

Harris Steel Group Inc. ("Harris", the "Company", "we" or "us") is located at 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8.

Harris Steel Group Inc. was incorporated under the laws of the Province of Ontario by letters patent dated May 20, 1953 as J. Harris & Sons, Limited to acquire the metal trading business established by the Harris family in London, Ontario in 1886. By supplementary letters patent dated April 27, 1967, the Company changed its status from a private to a public company. The Company changed its name to Harris Steel Group Inc. on November 6, 1979. On September 1, 1984 Harris amalgamated with G&H Steel Industries Limited but continued to be known as Harris Steel Group Inc.

Articles of Amendment dated March 29, 1985 authorized the Company to issue an unlimited number of Class A Non-Voting Shares (the "Class A Shares") and Class B Voting Shares (the "Class B Shares"), subdivided the Class A Shares and Class B Shares on a two for one basis and amended certain dividend provisions in respect of the Class A Shares and Class B Shares. At the Company's annual and special meeting June 22, 2004, shareholders approved the reclassification of the Company's share capital and a stock split on the basis of four new common shares for each Class A or Class B share held. Articles of amendment reflecting this change were filed July 7, 2004, and the new shares began trading July 13, 2004. After the reclassification and split, 4,494,830 Class A non-voting shares and 2,236,250 Class B shares became 26,924,320 common shares.

Inter-corporate Relationships

Our major Canadian operations are carried out primarily in the names of Harris Rebar, Laurel Steel and Fisher & Ludlow, all divisions of Harris Steel Limited, a wholly-owned Ontario corporation. United States based operations are conducted through Harris Rebar Seattle Inc., Harris Rebar Boston Inc., Harris/Arizona Rebar Inc., Harris Salinas Rebar Inc., and Harris Rebar Atlantic Inc., all wholly-owned Delaware corporations of Harris Steel Inc., a Delaware corporation that, until February 2004, was wholly owned by Harris Steel Group.

Effective February 10, 2004, we sold a 50% interest in Harris Steel Inc. to Nucor Corporation. We continue to manage and operate the business of Harris Steel Inc. and its subsidiaries and will continue to consolidate the results of its operations.

Inter-corporate relationships for our major operations are shown diagrammatically below:


HARRIS STEEL GROUP INC. (Ontario)
Nucor Corporation (Delaware)
100%
50%
100%
HARRIS STEEL LIMITED (Ontario)
HARRIS STEEL INC. (Delaware)
50%
Fabrication Holdings, Inc. (Delaware)
Harris Rebar Division
Laurel Steel Division
Fisher & Ludlow Division
100%
Harris Rebar Boston Inc. (Delaware)
100%
Harris Rebar Seattle Inc. (Delaware)
100%
Harris Rebar Atlantic Inc. (Delaware)
100%
Harris/ Arizona Rebar Inc. (Delaware)
100%
Harris Salinas Rebar Inc. (Delaware)
Canadian Operations
U.S. Operations

Fisher & Ludlow also operates in the United States through Fisher & Ludlow (U.S.), a division of Laurel Steel Inc., a wholly owned Delaware corporation.

2. Description of Operations

Prior to this year, management's application of CICA 1701 "Segment Disclosures" was to present the company as a single operating segment, namely steel trading. In 2004, however, we revised our application, consistent with the objective and basic principles of CICA 1701. The following factors were instrumental in changing our application:

1. Market conditions in 2004 and their impact on financial results have illustrated differences between reinforcing products operations (carried out through Harris Rebar) vs. industrial products (carried out through Laurel Steel and Fisher & Ludlow). These differences are most pronounced in the relationships between inventory and the backlog of orders.

2. In 2004, we also had a change in management reporting lines. DeLane Pate, President of Laurel Steel and Derek Price, President of Fisher & Ludlow, both announced retirement after 18 years and 30 years of service, respectively. Paul Kelly was appointed as Executive Vice-President of Harris Steel Group, and President of Harris Steel Limited, with overall management responsibility for both Fisher & Ludlow and Laurel.

In recognition of these changes and consistent with our desire to provide greater transparency to shareholders and their intermediaries, we have amended our segment disclosures starting with year end 2004 (and 2003 results for the comparable period). We will now report reinforcing products ("Reinforcing

Products Group") and industrial products ("Industrial Products Group") as two separate reportable segments.

The two reportable segments are primarily distinguished by the end markets they serve, the relationship of inventory to order backlog, and management reporting lines to the Company's Chief Executive Officer.

The Reinforcing Products Group fabricates and installs reinforcing steel, which is generally sold at a fixed price for product delivery at a future date. In some cases, projects may run over multiple months or even years, where the price of the contract is fixed in advance. This segment usually does not keep inventory on hand to match its backlog requirements. As such, margins are impacted either positively or negatively when steel is purchased and shipped against a contract at a different cost from the cost expectation at the time that the sales contract to the customer was fixed.

On the other hand, our Industrial Products Group typically has a very short cycle from selling to shipping. A key strategy of the Industrial Products group is to hold inventory in both raw materials and finished goods form to service the just-in-time needs of its customers. As a result, margins are impacted either negatively or positively when steel that is often purchased months earlier is shipped into a marketplace where selling prices have changed.

One of the key factors in the Company's historical operating performance has been our management of inventory in anticipation of changing market trends.

Properties

The Company's products are supplied by facilities located across Canada and the United States, as shown below:


Operations
Harris Steel Group
Head Office-Toronto
Fisher & Ludlow
LaurelSteel

The principal owned properties of Harris Rebar include reinforcing steel fabrication plants located in Stoney Creek, Ontario (62,000 sq. ft.), Delta, British Columbia (40,000 sq. ft.), and Sudbury, Ontario (9000 sq. ft), and outdoor fabrication yards on land we own in Saskatoon, Regina, Dartmouth, London and Ottawa. In the U.S., the principal owned properties include Boston, Massachusetts (50,000 sq. ft.), and Bethlehem, Pennsylvania (115,000 sq. ft.). Effective January 24, 2005, Harris Rebar Seattle Inc. also acquired a 42,000 square foot facility on 2.5 acres of land, as discussed in Section 4: "Three Year History". All other Rebar facilities are leased, with most of them being outside operations with portable buildings. Laurel owns and operates one facility, a 367,000 square foot plant on 22 acres of land in Burlington, Ontario. Fisher owns and operates a 106,000 square foot manufacturing plant in Burlington, Ontario on 6.7 acres of land and leases six other fabricating plants, three in Canada and three in the US.

Reinforcing Products

Reinforcing products represented 65.4% of total consolidated sales (excluding inter-segment sales) and 44.6% of earnings before income taxes in 2004.

Established in 1954, Harris Rebar fabricates and processes reinforcing bar and coil purchased from worldwide steel producers into the lengths and shapes required by customers. Harris Rebar provides a complete construction service to owners and general contractors comprising the detailing of engineering drawings and the supply, fabrication, epoxy coating and installation of reinforcing steel.

Business Conditions

The reinforcing steel fabrication business is both cyclical and seasonal, with a high correlation to construction activity and economic trends impacting construction. For more information, please see "Risk Factors". Harris Rebar's customers are typically general contractors, construction managers and owners serving the infrastructure construction market, as well as the commercial institutional and multi-tenant residential markets. Infrastructure construction covers a wide range of engineering construction including but not limited to bridges, power generation and energy facilities, transportation, stadiums, hospitals, educational institutions and utilities. Participation in multi-tenant residential construction has traditionally been a lower contributor to overall sales and margins, and Harris Rebar has no participation in single family residential construction. The customer base is very diverse and in 2004, no single project accounted for more than 2% of our total consolidated revenue.

Reinforcing steel fabrication has generally been a geographically local business, due to the inability to ship large quantities of fabricated rebar over long distances. Harris Rebar operates 20 reinforcing steel fabricating plants (two of which are equipped for epoxy coating) in Canada and seven in the United States (one of which is equipped for epoxy-coating). In Canada, two plants were added in 2004 pursuant to the Lafarge Canada acquisition (Abbotsford and Richmond) and another plant was added pursuant to a smaller acquisition (Sarnia). In the United States, we added a greenfield operation, located in Carson City, Nevada.

Production and Services

We operate each plant as an individual contribution centre with a manager responsible for marketing, production and installation. All financial aspects (billings, payrolls, payments, accounting) are centralized to facilitate cash control and the monitoring of operations. The Company also maintains an engineering detailing office in Sri Lanka, which provides engineering support to the reinforcing steel plants. Detailing and estimating are both essential functions within Harris Rebar. Estimators estimate the quantity of reinforcing steel needed for a particular construction project in order to prepare a bid. Once a bid has been accepted, detailers calculate the length, shape, size, quantity, grade and sequencing of all the rebar required by the project. Harris Rebar has a large detailing and estimating force of roughly 180, and continues to recruit new personnel in these key areas.

Suppliers and Purchasing Power

Harris Rebar has excellent supplier relationships with major steel producers in many countries, some of which have lasted almost 50 years. As a very large steel purchaser both domestically and offshore, we believe that we are less vulnerable to steel shortages and can buy more favourably than smaller regional operators. In addition, our strong financial position enables us to change inventory levels substantially in anticipation of price fluctuations.

Competition

In Canada, Harris Rebar competes with a number of mainly privately owned rebar fabricators in each of the local markets in which we operate. Most of our competitors have a limited focus, with representation in only one or a handful of local markets. We are the only market player who competes in most of the local Canadian markets. In the United States, we believe the market to be similarly fragmented. Competitors include both small and mid-size local fabricators, as well as large steel producers with downstream operations in rebar fabrication. This latter group includes Commercial Metals Corporation and Gerdau Ameristeel Corporation.

Industrial Products Group

Industrial products comprised 34.6% of total consolidated sales (excluding inter-segment sales) and 48.5% of consolidated earnings before income taxes.

Laurel Steel, operated by Harris Steel Group Inc since 1967, is located in Burlington, Ontario and operates from a 367,000 square foot facility. The facility is strategically located on a major highway with easy access to the North Eastern U.S. and Eastern Canada. Laurel Steel produces value added steel products from hot-rolled steel purchased from a number of domestic North American and global steel suppliers. Laurel produces three main product lines: cold-finished bar, wire and mesh, with cold-finished bar being its most significant product. Fisher & Ludlow was established in 1954 and acquired in March, 1977 by Harris Steel Group. Fisher is a manufacturer and fabricator of steel and aluminum grating and expanded metal. The main product is bar grating, which is used primarily as industrial flooring in applications including walkways, catwalks and stairs.

Production and Services

Cold-finished steel bars are produced from hot-rolled steel bar or coil by drawing the steel through a die of desired size and shape for the purpose of improving surface finish, dimensional accuracy, straightness and machinability. Cold drawing is a value-added process that produces stronger, smoother, straighter, and brighter steel that can be produced to more precise tolerances than can be achieved in the hot rolling process. The primary users of cold finished bar are in the free machining industry supplying end users in the automotive, hydraulics, fluid power, appliance and industrial markets. No sales are made outside North America.

Fisher sells its steel and aluminum grating and expanded metal direct to structural steel fabricators or miscellaneous metal sub-contractors for customized installation and also through service centers. Direct

sales are made to sub-contractors serving primarily energy and industrial projects. Sales are made primarily within North America.

Business Conditions

The industrial products businesses are not as seasonal as the reinforcing products business, but both have a high degree of correlation to the economic cycle. Due to the customer characteristics of the end users supplied by the industrial products group, the industrial products business tends to respond earlier than the construction products group in both a rising and falling economic cycle. No single industrial products customer accounted for more than approximately 2% of total consolidated revenue in 2004.

Suppliers and Purchasing Power

Many suppliers worldwide maintain relationships with our industrial products division, and suppliers include both service centers and mills located in North America and worldwide.

Competition

Major publicly-traded competitors in the industrial products business include Republic Engineered Products, Nucor Corporation, Niagara/LaSalle Steel and IKG (a subsidiary of HARSCO). There are also a number of privately held competitors.

3. Employees, Labour Policies, and Environmental

At December 31, 2004, we had 1597 employees, 1591 of which were employed by either the Reinforcing Products Group or the Industrial Products Group, with a corporate office of six employees. The increase of 91 employees over the number reported December 31, 2003 came primarily at Harris Rebar, where three acquisitions were successfully integrated and new detailers and fabrication workers were added.

Of our employees, 593 were located in the United States, with the remainder being in Canada. Roughly half of the employees either (1) are members of unions that have entered into collective bargaining agreements with the Company directly; or (2) are governed by industry wide field agreements for specific trades at construction sites in certain geographic areas. Each year, some of the collective agreements covering individual plant locations and field agreements covering specific geographic areas expire and are renegotiated. Employee retention rates are good, with the average length of service in the Industrial Products Group being 13 – 14 years. The reinforcing products group does not track average length of service on a regular basis, but as of the end of December, 21% of employees excluding field workers had been with the company for over 10 years.

We maintained compliance with all applicable environmental regulations during 2004. We remain committed to maintaining a safe and acceptable environment for employees and the communities where our plants are located.

Our principal raw material is steel bar and coil. The end cuts and short lengths produced from the Company's manufacturing processes are sold to scrap dealers who re-sell them to steel mills for remelting

into new steel products. Waste chemicals, lubricants and bag house dust are removed and transported by approved carriers to recyclers and approved waste disposal sites.

4. Three Year History

In 2002, we purchased the assets and businesses of three small competitors for reinforcing steel products in Ontario, which included the addition of a new facility in Bolton, Ontario, a short distance northwest of Toronto.

Nucor Acquisition

Effective February 10, 2004 we completed the sale of a 50% interest in our United States reinforcing steel products operations to Nucor Corporation of Charlotte, North Carolina, (see Harris Steel Inc. in corporate structure chart). Harris received proceeds of US $21 million upon completion of the sale and additional proceeds of up to US $6 million may be collected from Nucor depending upon results of operations during the calendar years 2004 to 2008 inclusive. The additional proceeds are payable annually to a maximum of U.S. $1.2 million for each of the first four years based on EBITDA targets. For the fifth year, in addition to an EBITDA test, a cumulative five year aggregation EBITDA measure is applied which may result in the recognition of additional proceeds to a cumulative total of U.S. $6 million should the annual maximum proceeds not have been achieved in any of the preceding years. The Company recorded a gain of $Cdn 7.8 million in the first quarter of 2004 on this transaction, and a further gain of $Cdn 1.4 million as the milestone payment at year end 2004. The additional proceeds will only be recognized when earned, and will be recorded net of applicable income taxes.

The partnership of Harris Steel Inc. is focused on the northeastern United States and the region of United States west of the Rockies. Harris retains management control of and continues to consolidate the United States reinforcing steel operations.

Management Appointment

On June 7, 2004, we announced the appointment of Paul A. Kelly to the position of Executive Vice-President of the Company, with management responsibility for the industrial products group. Mr. Kelly was elected as a director at the Company's annual and special meeting held June 22, 2004. Mr. Kelly was previously President and Chief Executive Officer of Slater Steel Inc., and prior to that, he was President and CEO of Courtice Steel Inc. Our history with Paul Kelly dates back to 1986, when he was the Executive Vice-President of Courtice Steel, and later became President. Harris Steel Group purchased the steel mill in 1986, and Paul continued to run Courtice until we sold the company in 1989 to Gerdau Ameristeel.

Graham Steel Acquisition

Effective June 28, 2004, for a purchase price of $750,000 U.S., we purchased from a bankruptcy court the equipment of Graham Steel, a former rebar fabrication competitor in Seattle. We also purchased inventory at a cost of $770,000 U.S. from the court and hired 14 former Graham Steel employees who now operate out of our Seattle location.

Lafarge Canada Acquisition

On August 31, 2004, the Company announced that it had expanded its presence in British Columbia and Alberta with the acquisition from Lafarge Canada of its reinforcing steel business in those provinces. At an estimated total cost of $2.1 million Canadian, we acquired the business and all of the fixed assets and employees of Lafarge Canada's reinforcing steel divisions operated in Alberta and B.C. In conjunction with the purchase, we also entered into a management agreement with Lafarge, whereby we manage the completion of Lafarge's contracts. We also purchased their reinforcing steel inventory, and have retained most of the employees who operate out of our Calgary facility and the Abbotsford, and Richmond, B.C. facilities which we acquired from Lafarge.

Secondary Offering

On February 1, 2005, Milton Harris Investments (1998) Limited announced the closing of a secondary offering of 3.95 million common shares of Harris Steel Group Inc. for gross proceeds of $81,172,500. The selling shareholder, Milton Harris Investments (1998) Limited, is a company controlled by Milton E. Harris, the controlling shareholder of Harris Steel Group Inc. Prior to completion of the offering, Mr. Harris owned or controlled 63.66% of the shares issued and outstanding. After the offering (including full exercise of the over-allotment) together, Mr. Harris and John Harris, President and COO of Harris Steel Group and Milton Harris's nephew, own 50.08% of shares issued and outstanding.

Milton Harris's decision to sell shares for the first time since 1972 was a response to the intention that he expressed at the Annual and Special Meeting of Shareholders June 22, 2004. Mr. Harris stated that the illiquidity of the stock was a major challenge for the Harris Steel Group. Considering his own control ownership stake (63.66% at the time) and the large stakes held by four other shareholders, which together accounted for an additional 28%, Mr. Harris went on to make clear that, given the state of our balance sheet, the only remedy for the illiquidity would be a sale from existing shareholders. After the secondary offering and sales by other large shareholders, we estimate the public company float to have increased by over 50%. We see this as benefiting all the shareholders.

Strategic Direction

We saw more acquisition opportunities in 2004 than we have traditionally seen. Starting in 2003, the steel industry experienced major consolidation and this consolidation trend appears to be moving from the producers to the fabricators, or described another way, from upstream to downstream participants. Management expects this trend to continue, especially in light of the increased financial strength required to fund working capital in an environment of higher sales volumes and considerably higher prices. Effective January 24, 2005, we closed another acquisition in Seattle. For total consideration of approximately $4.5 million U.S., we acquired the inventory, fixed assets and real property of Harvard Steel Inc. We have retained roughly 20 employees from Harvard Steel, and are now operating in Seattle out of our leased facility as well as the Harvard facility.

5. Risk Factors

Harris has assembled a strong experienced management team with a significant history in the steel fabrication activities in which the Company operates. The principal risks to the business and the long-term financial position of the Company are as follows:

Volatility of Steel Prices

As the past 12 months have amply illustrated, the world steel markets in which we operate can be extremely volatile and cyclical. There was unprecedented volatility in global steel markets commencing in the second half of 2003 and continuing through 2004. This volatility resulted in dramatic price increases across all steel products. Up to 80% of the Company's variable costs can be attributed to the price of steel. A failure of the Company to anticipate and appropriately respond in a timely fashion to steel pricing trends in the purchasing and selling of steel products may have a material adverse effect on our results.

Inventory and fixed price contracts

Reinforcing steel products are typically sold by means of fixed price contracts, where the reinforcing steel is provided by the Company to the customer over a period of time which may range from several weeks to several years. At any point in time, therefore, the Company is contractually obligated to supply significant quantities of steel at a pre-determined price. The Company does not hold inventory in quantities to match these obligations. The proportion of inventory to outstanding contractual obligations varies according to management's anticipation of steel pricing trends, but in any event, a material portion of the contractual obligations will always be exposed to future steel purchase pricing risk. If contractual obligations have to be fulfilled by steel purchased at higher replacement costs, then we will incur lower realization on those contracts.

Most of our other steel products are sold and shipped within a very short timeframe. These sales are often supported with large inventories of raw materials. During a period of falling prices for raw materials, we would normally expect price realization on shipments of our finished products to deteriorate, producing inferior returns during the period when older inventories are being sold.

Cyclical industry

In our steel fabrication and processing operations, there is significant dependence on economic conditions and spending and more specifically, on funding of infrastructure construction and automotive/industrial activity. Economic downturns in these areas can have a negative impact on both pricing and demand for our products.

Supplier Base

We rely on key suppliers for the supply of raw materials. Disruption of these relationships could have a material adverse effect on us.

Competition

We do not enjoy proprietary advantages (e.g., patents or trademarks) in any of its major product lines. As a result, in all product lines and in all geographic regions where the Company conducts business, we have both direct and indirect competitors and compete on the basis of certain factors including price, product quality and availability, related services and on-time delivery. Our inability to compete effectively could have a material adverse effect on the Company's results.

Foreign Exchange

Foreign exchange risks derive from two sources. First, our U.S. operations incur all costs and derive all revenue in U.S. dollars. The translation of the results of these operations into Canadian dollars for financial reporting purposes can result in significant foreign exchange translation losses or gains. At December 31, 2004, the net working capital of U.S. based operations was U.S. $31.0 million. A one cent exchange variation in the Canadian dollar value of the period end exchange rate would result in an approximate $310,000 translation gain or loss as applicable. Further, the translation of earnings of the U.S. based operations into Canadian dollars is impacted by variations in the reporting period exchange rates.

Secondly, there is also foreign exchange risk within the Canadian operations due to sales denominated in U.S. funds to U.S. based customers. This foreign exchange settlement risk is largely mitigated by the purchase of materials in U.S. funds providing a natural hedge. There remains a net cash flow in U.S. funds to the Canadian operations. We do not undertake any significant foreign exchange hedging transactions.

Dependence on Key Employees

Maintaining and attracting management and personnel is a key senior management challenge. While there are no significant immediate concerns, many of our senior managers have had long careers in the business and succession planning at all levels is an ongoing focus for the Company.

Credit Risk

We face credit risk associated with accounts receivable. In the event of a precipitous economic downturn there would be significant risk of material credit loss. No single customer represents a significant proportion of our total sales.

Labour Relations Risk

Approximately half of our employees are unionized or governed by collective trade agreements (e.g., steelworkers or automotive). Labour disruptions could adversely affect the Company's business.

Trade Policy Restrictions

We are a significant importer of commodity steel products that are sourced both domestically and globally and a significant exporter of steel products from Canada into the United States. Steel is often the subject of

cross border trade disputes. Any material dispute that is not resolved in our favour could have a material adverse effect on the Company's results.

Environmental Risk

The Company's operations are subject to a variety of federal, provincial, state, territorial and local environmental regulations in both the United States and in Canada. These laws and regulations relate to, among other things, the discharge of contaminants into water and air and into or onto land; waste disposal; and the handling, transportation and storage of hazardous material.

We have in the past recorded reserves for known environmental costs or anticipated liabilities, and it is the policy of the Corporation to record such reserves for any anticipated environmental cost or liability. Any environmental cost or liability may have a material adverse effect on our results.

6. Dividends

As referenced in the "Corporate Structure" section, on May 10, 2004, we announced a proposed four-for-one share split and a quadrupling of the quarterly dividend, from $0.06 per share to $0.24 per share payable June 30, 2004 to shareholders of record on June 16, 2004. The stock split became effective subsequent to the dividend payment, after which time the dividend rate was $0.06 per quarter on the new share basis.

Total dividends paid during 2004 were $0.195 per share. The three year history of dividend payments, on a split-adjusted basis, is as follows:

2004	2003	2002
$0.195	$0.06	$0.06

In February, 2005, the Company announced a second dividend increase, raising the dividend to $0.09 per quarter, payable to shareholders March 31, 2005.

7. Description of Capital Structure

As discussed above in the "Corporate Structure" section, effective July 7, 2004, our outstanding Class A shares and Class B shares were cancelled and converted into new common shares. The rights, conditions, privileges and restrictions attaching to the common shares are as follows:

Dividends

Subject to the prior rights of the holders of any other class ranking senior to the common shares, the holders of the common shares shall have the right to receive such dividends (if any) as the directors in their description may declare.

Rights on Liquidation

Subject to the prior rights of the holders of any other class ranking senior to the common shares, the holders of the common shares shall have the right to receive the remaining assets of the Company, in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of its assets among its shareholders.

Voting Rights

The holders of the common shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Company, other than separate meetings of the holders of another class or series of shares, and to vote at any such meeting on the basis of one vote for each common share held.

8. Market for Securities

In 2004, prior to the share reclassification previously described, the Company's shares were listed on the Toronto Stock Exchange as Harris A (HSG.A) and Harris B (HSG.B). Subsequent to the share reclassification, one class of common shares was created with the new trading symbol being HSG on the Toronto Stock Exchange. For the purposes of showing trading information, we have shown activity in the Class A shares from January until the split effective July 13, 2004. Trading information for the Class A shares is more reliable than for the Class B shares, because of the very limited Class B trading activity, including a number of months where no trading took place. Trading information for each month of 2004, shown on a split-adjusted basis, is as follows:

Month	High	Low	Close	Volume
January	6.00	5.125	5.875	14,200
February	6.125	5.75	6.00	22,496
March	6.375	5.65	5.65	18,700
April	6.125	5.65	5.65	5,212
May	8.50	5.65	8.00	62,472
June	8.6875	8.00	8.6875	112,980
July	9.25	8.4275	9.25	64,105
August	12.00	8.50	11.75	156,206
September	13.50	11.50	13.40	339,562
October	15.80	13.35	15.50	784,413
November	18.00	15.70	17.65	722,239
December	20.95	16.00	20.15	463,267

9. Directors and Officers

We provided for a board of directors of not less than five and not more than twenty members by articles of amendment dated June 11, 1986. The current board has been set at eleven directors. The term of office for each current director will expire on the date of our next annual meeting of shareholders.

The directors, officers and executives of the Company and their municipalities of residence and principal occupations are set forth below:

DIRECTORS:

Name & Municipality of Residence	Principal Occupation	Director Since
Milton E. Harris, O.C. Toronto, Ontario	Chairman and Chief Executive Officer of the Company	1953
[*+]Barrie D. Rose, F.C.A., M.B.A. Toronto, Ontario	Chairman and Chief Executive Officer, Androcan Inc. (industrial manufacturing and equipment)	1973
[*+]James W. Leech Toronto, Ontario	Senior Vice-President, Private Capital Ontario Teachers' Pension Plan Board (pension fund management)	1982
[*]Bruce J. Timmerman, C.A. Oakville, Ontario	Retired	1989
[*&+]Geno F. Francolini, C.M., F.C.A., L.L.D., H.B.A. London, Ontario	Lead Director of the Company President and Chief Executive Officer, Xenon Capital Corporation (investment/venture capital)	1992
David E. Harris, L.L.B. Toronto, Ontario	Barrister & Solicitor	1994
[*&]The Honourable J. Judd Buchanan, P.C., O.C., M.B.A., L.L.D. Silver Star Mountain, B.C.	President, Rundle Investments Ltd. (investments)	2002
Sheldon Aaron London, Ontario	President, Aaron Construction Limited (construction and development)	2003
John Harris, M.B.A. Etobicoke, Ontario	President and Chief Operating Officer of the Company	1989
Paul Kelly Waterloo, Ontario	Executive Vice President of the Company	2004
[&]Dale H. Lastman, L.L. B. Toronto, Ontario	Co-Chair, Goodmans LLP (law firm)	2004

OFFICERS:

Douglas Deighton, C.A. Toronto, Ontario	Vice President and Chief Financial Officer Officer of the Company
Flora Wood, M.A. Toronto, Ontario	Corporate Investor Relations Manager Officer of the Company
Robert Roe, C.A. Toronto, Ontario	Treasurer Officer of the Company

*Member of Audit Committee
+Member of Compensation Committee
& Member of the Governance & Nominating Committee, established Feb 2005

Director history

Effective June 22, 2004, Mr. Paul Kelly was elected to the Board and effective July 29, 2004, Mr. DeLane Pate resigned as a director but continues to hold his position as President of Laurel Steel. Effective November 1, 2005 Mr. Dale H. Lastman was appointed to the Board as a director.

In addition to his position described above, Mr. Rose is Chairman of Bison Instruments Inc.

Mr. Leech was Vice-Chairman, Infocast Corporation, prior to 2001. Mr. Leech is also a director of Maple Leaf Sports and Entertainment Ltd., and is a member of their Compensation, Human Resources and Governance Committee. He is also a director of Chemtrade Logistics (Chair, Audit Committee), WorldSpan Technologies (Chair, Compensation Committee), and Yellow Pages Group Income Fund (member, Human Resources Committee).

The Honourable J. Judd Buchanan was also Chairperson of the Canadian Tourism Commission prior to January 1, 2003. He is also the lead director of Bird Construction, where he is a member of the Audit Committee and the Personnel and Safety Committee. He is also a director of Logistec Corporation (member, Audit Committee and Pension Committee) and a director of Tri-White Corporation (Corporate Governance and Compensation Committee and Audit Committee).

Mr. Lastman is also a director of RioCan Real Estate Investment Trust (member, Board of Trustees and Nominating and Governance Committee).

All other directors have held the principal occupation shown beside their name or other executive office with the same or related firms, for the last five years and none of the other directors currently hold board positions on other publicly traded companies.

Officer history

Effective June 7, 2004, Mr. Paul Kelly was apoointed Executive Vice-President of Harris Steel Group, Inc. and became a director effective June 22, 2004. Mr. Kelly had been President and Chief Executive Officer of Slater Steel Inc. since 1999. Slater entered orderly bankruptcy proceedings in June, 2003.

Also effective June 8, 2004, Mr. Douglas Deighton was promoted to Vice-President and Chief Financial Officer from Treasurer.

Effective November 1, 2005, Ms. Flora Wood was appointed corporate secretary, replacing Mr. Robert Roe who became Treasurer. Prior to her appointment, Ms. Wood had been an Investor Relations consultant since 1996, most recently with Linear Capital Corporation.

Each director is elected to hold office, subject to the by-laws of the Company, to serve until the next annual meeting of shareholders, or until his successor is elected or appointed in accordance with such by-laws.

The Board of Directors delegates certain functions to the Audit Committee, Compensation Committee and Governance & Nominating Committee.

Audit Committee: See disclosures in Section 10 below

Compensation Committee: The compensation committee reviews and makes recommendations to the Board on remuneration for the Company's senior management. Compensation for the Chief Executive Officer and the President is approved by the compensation committee. All members of the compensation committee are independent, non-related directors of Harris Steel Group.

Governance & Nominating Committee: The governance and nominating committee has two main areas of responsibility. The nominating committee periodically reviews the composition of the Board, its committees and their respective Terms of Reference, and makes recommendations to the Board concerning the optimal size of the Board, strength and weakness areas and contributions of individual directors. New director candidates are proposed by members of the governance and nominating Committee or can be proposed by other directors or Company management for review and evaluation by the governance and nominating Committee. Members of the Committee assess new candidates against a checklist that attempts to measure factors including business track record, specialized knowledge, public company experience and geographic base. In addition to these factors, the committee evaluates other commitments of the candidates, including other Board and committee obligations.

As at March 16, 2004 the directors and senior officers of the Company, as a group, beneficially owned directly or indirectly or exercised control or direction over roughly 14,000,646 or 52% of the outstanding common shares. This information, not being within the knowledge of the Company, has been furnished by the individual directors and officers and has been filed on the System for Electronic Disclosure by Insiders (SEDI).

10. Audit Committee Disclosures

On February 17, 2005, the Board of Directors approved the Audit Committee Terms of Reference as copied below. The Board also approved adoption of a whistleblower policy as executed on an outsourced basis by Global Compliance Services, U.S. The Whistleblower policy provides for the orderly receipt, retention and treatment of complaints received by employees on an anonymous basis regarding accounting, internal controls or potential fraud incidents. All reports from Global Compliance are made to the lead director, chairman of the Audit Committee and a designated management contact. Global Compliance has activated a 1-800 line and web-based response system to capture these complaints on an anonymous basis effective February 28, 2005.

The Audit Committee Terms of Reference is as follows:

HARRIS STEEL GROUP INC.
AUDIT COMMITTEE TERMS OF REFERENCE
March 16, 2005

1. FORMATION

The Canadian Securities Administrators Multilateral Instrument 52-110 specifies that a corporation offering securities to the public must have an audit committee of not fewer than three directors of the corporation, who are independent of management according to the regulatory definition and requirements set out in the Instrument.

2. COMMITTEE MEMBERSHIP

The committee shall be comprised of not less than three directors, each of whom is a non-management director and is unrelated. Committee members are appointed by the Board to serve for at least one year. The chair of the committee shall be appointed for a one-year term and may serve any number of consecutive terms.

A majority of the members must have accounting or related financial expertise. Others must have significant operating experience, and all members must have experience and qualifications that are compatible with the duties of the committee, including the ability to understand financial statements.

When the Board appoints new members and the Chair to the committee, the Board will review the mix of experience and skills of committee members to maintain an appropriate balance.

3. COMMITTEE MEETINGS

The committee shall meet at least 4 times per fiscal year, including at least two meetings with the external Auditors, namely to approve the Audit Plan for the upcoming fiscal year and to review and approve the year end audited financial statements. A schedule of regular meetings shall be provided to committee members at the start of the fiscal year. A quorum at meetings of the committee, whether present in person, by teleconference, or by video-conference, shall be two members. At least two meetings per fiscal year

should be in person. The Chair of the Committee or another member must attend any Board meeting at which the financial statements are approved.

The secretary of the committee shall be the company secretary, or an alternative approved by a majority of the committee including its chairman, and only committee members and the secretary are entitled to attend meetings. Management and the external auditors or other specialists are invited to attend meetings as deemed necessary by the committee.

The chairman and management shall establish an agenda for the meetings and ensure that the agenda and properly prepared agenda materials are circulated to the members with sufficient time for study prior to each meeting.

The minutes of the committee shall be prepared and kept by the company secretary, or an alternative approved by a majority of the committee members including its chairman, and shall accurately record the decisions reached and shall be distributed to committee members with copies to other Board members and the Chief Financial Officer.

The committee shall meet with external legal counsel when deemed appropriate.

The committee shall meet with the external auditors at least once per year without management present.

New committee members shall be provided with sufficient background information and training to meet their responsibilities effectively, and to ensure that the committee has adequate resources to discharge its responsibilities.

4. COMMITTEE MANDATE

The committee's mandate on behalf of the shareholders of the Company is oversight of the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The primary source of information to be used by the committee in discharging its responsibilities will be information provided to the committee by management and the Auditors.

The committee shall have unrestricted access to Company personnel and documents and will be provided with the resources necessary to carry out its responsibilities. The committee has authority to establish procedures to deal with concerns of employees and complaints received by the Company regarding accounting, internal control and auditing matters. The committee also has Board authority to be responsible for the appointment, compensation, retention and oversight of the work of the external auditor as well as approval of non-audit services.

(a) Financial reporting responsibilities:

The committee shall:

1. Review and discuss with management and the Auditors matters such as selection of accounting policies, major accounting adjustments, accruals and estimates.

Pursuant to this process, the committee shall report to the Board and give its recommendation regarding the approval of annual and quarterly consolidated financial statements prior to the publication and dissemination of the results to the shareholders and/or filing with regulatory authorities. Any accounting departures from GAAP will be reported to the Audit Committee, who will then report them to the Board along with recommendations thereon.

2. Review and discuss with management and the Auditors the Company's financial statements and financial information contained in public documents such as quarterly reports, Annual Report to Shareholders (including Management's Discussion and Analysis of Financial Condition and Results of Operations), Annual Information Form and any prospectus or offering circular. This review is intended to confirm that the above statements do not contain an untrue statement of material fact or an omission to state a material fact that is required or necessary to clarify a statement in light of the circumstances in which it is made.

3. Through discussions with and based on its review of reports from management and reports from the Auditors, evaluate the control systems established by management to assess the appropriateness of the internal controls and their effective operation. Additionally, the committee at its discretion, may:

   (i) Direct the Auditor's examination to particular areas that are of concern to the committee.

   (ii) When required, request the Auditors to undertake special examinations.

   (iii) Review the proposed appointments of the Chief Financial Officer and key financial executives.

4. Receive descriptions, information and reports from management confirming that the Company has implemented appropriate systems of internal control to ensure compliance with legal, regulatory and ethical requirements. Additionally, the committee will:

   (i) Investigate potential fraud, illegal acts and conflicts of interest, as well as reviewing the internal controls designed to alert management to these factors. This will include matters brought to the attention of the Committee by respondents to the Company's Whistleblower policy.

   (ii) Receive and review a yearly summary of CEO expenses and make recommendations to the Board, as deemed appropriate.

   (iii) Discuss selected issues with external legal counsel or other external resources, as deemed appropriate.

5. Review and discuss with management all financial reporting for compliance with regulatory guidelines. In particular, the committee shall:

   (i) Review significant accounting pronouncements and reporting issues and understand their likely impact on the financial statements of the Company.

   (ii) Review the management process for ensuring information contained in analyst briefings and press announcements is consistent with published financial information.

   (iii) Review the narrative information including in the other sections of the annual report to ensure that it is understandable and consistent with the information in the financial statements.

6. (a) Review the planning for, and the results of, the external audit. In particular, the committee will:

   (i) Instruct the Auditors that the audit committee and the Board of Directors, as the shareholders' representative, is the Auditors' client.

   (ii) Approve the Auditors' engagement letter.

   (iii) Assess the reasonableness of the estimated audit fees.

   (iv) Review and agree on the scope of the audit, including materiality, audit reports required, areas of audit risk and timetable deadlines. Enquire into reasons for subsequent changes to the audit plan.

   (v) Obtain information from management and the Auditors to confirm that significant adjustments, unadjusted differences, disagreements with management and critical accounting policies have been discussed with the external auditor.

   (vi) Inquire as to the Auditors' independent qualitative judgments about the appropriateness, not just the acceptability, of the clarity of the financial disclosure practices used or proposed to be adopted.

   (vii) Review the Auditors' management letters together with management's response.

   (viii) Review the representation letters provided to the Auditors by management.

   (ix) Review the form of the audit report

(x) Confirm and assure the independence of the Auditors, including by reviewing the non-audit services performed by the Auditors.

(xi) Discuss with management the assessment of the Auditors' performance.

(xii) Review the qualification, performance, internal review processes, staff rotating procedures and compensation of the Auditors and make recommendations to the Board. This includes review and approval of the Auditors' fee.

(xiii) Meet privately with the Auditors to discuss pertinent matters, including disputes encountered with management (such as any restriction on the scope of activities or access to required information), and the quality of accounting personnel.

6. (b) Review the performance of the Auditors and approve any proposed discharge of the Auditors when circumstances warrant.

6. (c) Review with the Auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the committee.)

7. Risk Management

The committee shall, following consultation with management and other appropriate parties, periodically (and at least once per fiscal year) outline the principal risks of all aspects of the business of the Company and, in balancing such risks with the costs with the costs of protecting against them and the potential return to shareholders, shall (in such areas specified by the Board) mandate, monitor and evaluate measures to address those areas of risk. Such areas of risk management may encompass, but are not limited to, insurance, legal liabilities and litigation exposure, environmental matters, security of data, and electronic processing. The committee will also receive from management, as a fixed agenda item for each meeting, a report on compliance. Any instances of non-compliance will be reported by management to the committee.

5. REPORTING

The committee shall report, through its Chairman, to the Board following each meeting on the major discussions and decisions made by the committee.

The committee shall review the committee charter annually and recommend to the Board any proposed changes.

The Audit Committee of Harris Steel Group Inc. is presently composed of the following individuals who all meet the meaning of independent as set out in Multilateral Instrument 52-110.

Name	
Barrie D. Rose, F.C.A.	Chairman of the Committee
James W. Leech	
Bruce J. Timmerman, C.A.	
Geno F. Francolini, F.C.A.	
J. Judd Buchanan	

Financial Literacy

Mr. Rose is a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Rose is the CEO and Chairman of Androcan, which through its affiliate and subsidiary companies, manufactures capital goods, electrical equipment and instrumentation; other companies under the same ownership structure sell consumer products and provide technical services to customers.

Mr. Timmerman is also a Chartered Accountant and until his retirement in 1999 was the V-P Finance and Chief Financial Officer of the Company.

Mr. Leech is principally engaged in his position with the assessment of investment decisions for Ontario Teachers' Pension Plan Board, one of Canada's largest pension investment funds. In addition to the director and committee chair positions which Mr. Leech holds, as described earlier, he is also a graduate of the Institute of Corporate Directors.

Mr. Francolini is a Fellow of the Institute of Chartered Accountants of Ontario. He has served as a director on numerous public company boards between 1972 and the present. Among other positions, he was a director and Audit Committee member of Algoma Steel; director and Audit Committee Chairman of Laidlaw Inc.; director of Bell Canada; director and Audit Committee Chairman of Air Canada and was Chairman of the Board of Governors at University of Western Ontario.

The Honourable J. Judd Buchanan is a former member of the Privy Council, Chairperson of the Canada Tourism Commission and sits on three other boards. His business background is in the insurance brokerage industry.

Audit and Non-Audit Services

The Audit Committee has established a policy that all non-audit services over an agreed-upon threshold other than taxation advice and services provided by the Company's auditors (PricewaterhouseCoopers LLP), require pre-approval by the Audit Committee.

Fees for non-audit taxation services are reported to the Committee by management as a fixed agenda item at all meetings of the Committee.

Fees billed by the Company's auditors in 2004 were $249,300 for audit services and $296,910 for non-audit services. In 2003, fees billed by our auditors were $233,000 for audit services and $26,000 for non-audit services. The large increase in non-audit fee payments in 2004 was primarily due to tax advisory services principally on the Nucor transaction.

11. Interest of Management and Others in Material Transactions

As discussed above under "Three Year History", on February 1, 2005, Milton Harris Investments (1998) Limited ("MHIL 98"), a company controlled by Milton E. Harris, Chairman and Chief Executive Officer of the Company, sold 3,950,000 common shares on a bought deal basis to a syndicate of underwriters led by GMP Securities Ltd. and including Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc. The offering was for gross proceeds of $81,172,500, consisting of 3,500,000 common shares plus an underwriters' option exercised in full for an additional 450,000 common shares, all sold at an offering price of $20.55 each. The Company did not receive any proceeds from the offering, and expenses were paid by MHIL 98.

12. Legal Proceedings

The Company's subsidiaries have operations throughout the United States and Canada, and in the normal course of business, the Company and its subsidiaries are named as defendants in various legal actions. Although the outcomes are uncertain and the amount of losses, if any, cannot be determined at this time, the Company is of the opinion that actions outstanding will not result in a material adverse effect on the Company.

13. Transfer Agent

All shares of the Company are registered with the transfer agent:

CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario
M5H 4A6
Attn: Ms. Amanda de Freitas
Manager, Client Services

14. Additional Information

Financial information is provided in the Company's consolidated financial statements for the years ended December 31, 2004 and 2003 and its Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") for the year ended December 31, 2004. These reports and additional information relating to the Company are filed on SEDAR at www.sedar.com and posted to the Company's website at www.harrissteel.com.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Harris Steel Group Announces Management Appointments

TORONTO, March 30 /CNW/ - Harris Steel Group Inc. (HSG:TSX) today announced two senior management appointments, effective immediately:

Paul A. Kelly, formerly Executive Vice-President, has been appointed President and Chief Operating Officer of Harris Steel Group. Mr. Kelly also retains his title as President, Laurel Steel and continues as a director of Harris Steel Group. Mr. Kelly replaces John Harris, formerly President and Chief Operating Officer, who was appointed Chief Executive Officer and Chairman March 28, 2005. Prior to joining Harris in May, 2004, Mr. Kelly was President and Chief Executive Officer of Slater Steel Inc. His history with Harris Steel dates back to 1986, when he was Executive Vice-President of Courtice Steel, and later became President. Harris Steel Group purchased Courtice in 1986, and Mr. Kelly continued to run the steel mill until Harris sold the company in 1989 to the Gerdau Steel Group.

F. Wesley Colling, former Vice President of Harris Rebar, has been appointed President of Harris Rebar, replacing Mr. John Harris. Mr. Colling has 34 years of industry experience, ranging from fabrication yard work through detailing/ estimating, sales and ultimately management. Mr. Colling joined Harris Rebar in 1989, originally as Small Contracts Manager. He was responsible for the start-up of the U.S. operations in Boston in 1990, and from 1990-1997, led the Boston facility in its role in the central artery project (or "Big Dig") which at the time was the largest construction engineering project in the U.S. In 1997, Mr. Colling established the Bethlehem, PA operation as another greenfield project and became Regional Manager of the northeast U.S. In April 2002, he returned to Canada, where his supervisory role was expanded to encompass all of the U.S. operations as well as providing direct management support to John Harris for the Canadian operations. His current role gives him management responsibility for both the Canadian and U.S. rebar operations.

About Harris Steel Group

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The company serves all of Canada, and the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG. The company website is www.harrissteel.com.
%SEDAR: 00008000E

/For further information: Flora Wood, Investor Relations, (416) 590-9549 or 1-866-585-0089, flora(at)harrissteel.com; Corporate Office, (416) 590-9549/
(HSG.)

CO: Harris Steel Group Inc.

CNW 12:18e 30-MAR-05

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

DIRECT LINE: (416) 597-6251
lpavao@goodmans.ca

March 31, 2005

Our File No. 05.5080

VIA SEDAR
HARD COPY ON FILE

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland and Labrador
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers
Saskatchewan Financial Services Commission
Northwest Territories, Securities Registry
Registrar of Securities, Yukon
Government of Nunavut, Securities Registry

Dear Sirs/Mesdames:

Re: Harris Steel Group Inc. (the "Corporation")
Annual Information Form dated March 16, 2005 (the "AIF")

On behalf of the Corporation, please be advised that the Corporation will be relying on the AIF filed pursuant to National Instrument 51-102 under SEDAR project number 757430 as the AIF under National Instrument 44-101.

Thank you in advance for your assistance in this matter. Should you require further information, please do not hesitate to call me at (416) 597-6251.

Yours truly,

GOODMANS LLP

Per: *"Linda Pavao"*

Linda M. Pavao
Securities Law Clerk

COPY: Allan Goodman

FEE RULE

RECEIVED

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Harris Steel Group Inc.**

Financial Year Ending, used in calculating the participation fee: **December 31, 2004**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		26,924,320	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$10.63	
Market value of class or series	=	286,205,522	
			(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			(B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			286,205,522
Total fee payable in accordance with Appendix A of the Rule			**$25,000.00**
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			
Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION MARCH 16, 2005

Forward-Looking Statements

This commentary and the Annual Report for the years ended December 31, 2004 and 2003 contain forward-looking statements reflecting management's expectations regarding future results of operations, economic performance and financial condition of the company. We wish to caution the reader that the outcome of the important factors described in this commentary and the Annual Report could affect the company's actual results and could cause such results to materially differ from those expressed in any forward-looking statements.

Additional information is provided in the company's Annual Information Form, which together with other information relating to the company may be obtained from SEDAR at www.sedar.com or from our website at www.harrissteel.com.

The following management's discussion and analysis of financial condition and results of operations ("MD & A") of Harris Steel Group Inc. provides information to assist the reader and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004, including the notes thereto and the MD & A filed for the year ended December 31, 2003. All dollar references in this report are in Canadian dollars unless otherwise stated.

All 2003 and historical per-share numbers in this report are split-adjusted to reflect the share reclassification and 4:1 stock split which was approved in June 2004, with first trading in the new shares July 13, 2004.

Overview

Harris Steel Group Inc. ("Harris" or "the Company") operates as a steel fabricator and processor, purchasing steel from mills and processing that steel into a variety of products for sale to its customers. These products include concrete reinforcing steel (rebar), cold finished bar, wire, wire mesh, industrial grating and expanded metal.

Overall Performance

Earnings for 2004 were $71.5 million (or $2.67 per share), up significantly from $4.5 million (or $0.17 per new common share) for 2003. The record earnings achieved in 2004 represent an increase of $1.28, or 92.1%, over the previous record earnings year of 2000, when we earned $1.39 per share. Sales for 2004 were $731.5 million, representing a 41.6% increase over sales in 2003 of $516.7 million, and an increase of 21.3% over the sales reported in our previous record year, 2000, of $603.2 million. Comparing 2004 to 2000 illustrates the difference in the market conditions that characterized the two years. In 2000, we experienced strong product demand. However, steel mill producer prices softened throughout the year, meaning that our costs remained low. In other words, 2000 was a clear illustration of the "buyer's market" for steel that prevailed for most of the past 30 years. In our Annual Report for 2003, we noted that the long-term trend was changing. Specifically, in the "Report to Shareholders" section, we stated: "2003 was the transition year between the previous years' oversupply conditions that allowed us to reduce costs and the present (and probably, future) years of excess demand over supply that will produce increased selling prices." In 2004, we could see that the transition had been made, and we experienced very strong demand, both from industrial and construction markets, combined with unprecedented supply shortages and related steel price increases. We would characterize the market that we experienced in 2004 and continue to experience as a seller's market and suspect that it may continue well into the future. Although this expectation will produce rising steel prices over the long term, we see nothing to change the volatility in steel pricing that we've always experienced.

In 2004, we experienced sharp increases in our costs of buying inventory, but selling prices for our products outpaced cost increases, and demand was strong, allowing us to achieve exceptional margins and generate record earnings. For the year, we experienced higher selling prices across all product lines, combined with unit volume levels that were higher than we had experienced in the years 2001-2003 but still below peak volume levels achieved in 2000. Going into 2005, we continue to benefit from strong demand, and pricing has stabilized at levels that are below peaks seen in 2004, but substantially above levels that prevailed during the last 10 years.

During 2004, we also benefited from a short-term event, which we believe started and ended in 2004, namely some panic buying that occurred when market participants were concerned about potential supply shortages. We anticipated these supply shortages developing in early 2004, and acted aggressively to build inventories. This action allowed us to capture some project work that was awarded to us based on our ability to supply steel and ensure project completion or delivery without scheduling delays. We saw the panic buying decline by the fourth quarter and do not anticipate a reappearance in 2005. We are constrained, however, in our ability to make predictions about these conditions as they are largely dependent on external factors which continue to be volatile.

Effective February 10, 2004 we completed the sale of a 50% interest in our United States reinforcing steel products operations to Nucor Corporation of Charlotte, North Carolina. Harris received proceeds of US $21 million upon completion of the sale and additional proceeds of up to US $6 million may be collected from Nucor depending upon results of operations during the calendar years 2004 to 2008 inclusive. The additional proceeds are payable annually to a maximum of U.S. $1.2 million for each of the first four years based on EBITDA targets. For the fifth year, in addition to an EBITDA test, a cumulative five year aggregation EBITDA measure is applied which may result in the recognition of additional proceeds to a cumulative total of U.S. $6 million should the annual maximum proceeds not have been achieved in any of the preceding years. The earnings for 2004 include a gain of $9.2 million on the Nucor transaction. This gain is comprised of $7.8 million recorded in the first quarter and a further $1.4 million gain recorded in the fourth quarter being the recognition of additional proceeds based on 2004 earnings.

Shareholders' equity at December 31, 2004 of $ 273.6 million increased by $68.4 million, or 33.3% from the December 31, 2003 level of $205.2 million. At the end of 2003, we had bank indebtedness of $7.7 million and at the end of 2002, bank indebtedness was $18.2 million. Our position at year end 2004 was $38.5 million in cash and $26.3 million in bank indebtedness. The bank debt is the debt of the U.S. reinforcing steel operation, which we consolidate 100% and show Nucor's 50% interest in the equity and net earnings as non-controlling interest. This debt is non-recourse to the Company and Nucor.

At the Annual and Special Meeting of Shareholders held June 22, 2004, shareholders approved a share reclassification and stock split on the basis of four new common shares for one old Class A or Class B share. This reclassification eliminated the former dual class share structure and replaced it with one common share class. All per share amounts in this M D & A are split-adjusted:

Selected Annual Information: prepared in accordance with GAAP

	2004	2003	2002
$000s except per share amounts			
Sales	731,537	516,742	528,315
Earnings for the year	71,478	4,507	24,677
Earnings per share	2.67	0.17	0.92
Total assets	423,871	273,583	275,957
Dividends per share	0.195	0.06	0.06

Results of Operations

The following table shows selected results by reportable segment. The reporting is consistent with the segmented information in Note 10 to the consolidated annual financial statements for the year ended December 31, 2004. Sales for each reportable segment are shown net of intersegment sales:

$'000 except per share amounts

	2004	2003	Change
Sales			
Reinforcing Products	478,450	337,644	+41.7%
Industrial Products	253,087	179,097	+41.3%
	731,537	516,742	
Earnings before income taxes			
Reinforcing Products	49,099	7,616	+544.7%
Industrial Products	53,360	5,133	+939.5%
Other	7,664	(856)	N/A
	110,123	11,893	
Inventories			
Reinforcing Products	99,859	52,770	+89.2%
Industrial Products	71,958	46,507	+54.7%
	171,817	99,277	
Property, Plant and Equipment			
Reinforcing Products	18,199	15,447	+17.8%
Industrial Products	36,378	34,302	+6.1%
Other	87	76	+14.5%
	54,664	49,825	
Assets			
Reinforcing Products	225,964	158,030	+43.0%
Industrial Products	156,077	115,379	+35.3%
Other	41,830	174	N/A
	423,871	273,583	

Description of Operations by segment

1. Reinforcing Products

At the beginning of the year, we anticipated a very challenging year for reinforcing products, or rebar. Our order backlog at the time had been booked during 2003 when inventory replacement costs were considerably lower. During 2004, we shipped products in fulfillment of orders that had been booked in 2003 as well as orders that had been booked in 2004. As the year progressed, industry-wide recognition of higher producer costs and healthy demand set the stage for higher selling prices. The orders we

secured later in 2004 were priced at much higher levels than those we secured in 2003. During the year, each quarter's mix of shipments included both deliveries in fulfillment of orders booked in 2003 as well as orders booked in 2004. Every successive quarter included less work booked at lower prices and more work booked at higher prices. This trend continues into 2005, as we have now shipped most of our lower-priced order backlog and continue to ship higher-priced work.

In anticipation of rising prices and potential supply shortages, we moved aggressively to increase inventories in the first half of the year, and these higher levels were largely maintained throughout the seasonally higher shipping months of the second half of the year.

Our significant and longstanding relationships with suppliers (including Nucor) supported by our strong financial position were key to our ability to meet our inventory objectives.

Our property, plant and equipment assets increased by $2.8 million, a 17.8% increase over the 2003 level of $15.5 million. This increase reflects primarily equipment purchased as a part of the acquisition of the assets and operations of competitors.

Total assets for reinforcing products at the end of December, 2004, were up $67.9 million, or 43.0%. The difference between changes in total assets compared to property, plant and equipment assets shows that our historical asset mix in 2004, which has always been heavily tilted toward investment in working capital, moved even further in that direction.

2. Industrial Products

There is a basic difference between the two reportable segments of industrial products and reinforcing products in the relationship between margin and the spot prices of the commodity steels we buy. With rebar, we sell at fixed prices for product delivery that can range from weeks to months or even years in the future. We do not maintain inventory to match delivery obligations and, even in periods of aggressive inventory building, our inventory on hand is almost always less than our backlog. With industrial products, on the other hand, a key strategy is to hold inventory in both raw materials and finished goods form to service the just-in-time needs of industrial products customers. There is a very short cycle from selling to shipping, and as a result, industrial products inventories are always significantly in excess of the orders on hand. Margins are impacted either negatively or positively when steel that is often purchased months earlier is shipped into a marketplace where selling prices have changed materially.

In 2004, we experienced rapidly rising prices. Such an environment creates additional margin opportunities where market selling prices are determined on the basis of inventory replacement cost, but cost of sales reflects historical purchase costs. Our inventories for industrial products are accounted for using average cost. In an effort to quantify the effect on earnings, while recognizing that there are a number of factors that make it difficult to derive a number, we have estimated that our pre-tax earnings for the industrial products group in 2004 includes earnings of approximately $19 million, or 35.6% of the earnings for the industrial products group, derived from the effect of holding inventory. We do not anticipate a repeat gain of this magnitude in 2005.

Property, plant and equipment assets in the industrial products group were $36.4 million at the end of 2004, whereas the property, plant and equipment assets for the reinforcing products group were $18.2 million at the end of 2004. The higher value in industrial products reflects the higher degree of capital expenditures supporting automation, storage capacity and manufacturing quality required to service the industrial products customer base. The industrial products 2004 asset value for property, plant and equipment assets was not a significant increase over 2003. Total assets in the industrial products group increased by $40.7 million, an increase of 35.3%, reflecting higher inventory balance levels and higher accounts receivable from higher selling prices.

3. Other Corporate

Other Corporate items in the reconciliation of reportable segments to the consolidated financial statements comprise the assets and transactions of holding companies not accounted for within the reportable segments. These are primarily corporate office expenditures and holding company functions such as financing activities and taxation management. The 2004 earnings before tax line item of $7.7 million is net of the $9.2 million gain from the sale of 50% of the U.S. reinforcing steel operations to Nucor. The total assets of $41.8 million in 2004 largely represent the cash held by the Canadian companies, which is maintained in corporate accounts.

Description of Operations: Consolidated

Gross operating profit for 2004 was $156.3 million, an increase of $103.5 million, or 195.6% over the 2003 level of $52.9 million. The 2004 gross margin as a percentage of sales was 21.4%, which is 6% higher than the gross margin achieved in 2000, which had been the year of our previous earnings record. The unprecedented gross margin rates achieved in 2004 should be viewed in light of the steel shortage conditions that pervaded the steel industry, as well as inventory holding gains discussed earlier; nonetheless, in a seller's market for steel, we might very well expect higher margins over the longer term.

Selling and administrative expenses in 2004 were $46.9 million, an increase of $21.3 million, or 83.2% over the same item in 2003. This increase is primarily attributable to the management and employee profit-sharing compensation based on the much higher earnings base. The profit-sharing plan was established in 1972. Yearly bonuses are determined as a specific calculation from internal earnings measurements. The structure of the plan has not changed since 1972. Bonus expense is linear in relation to earnings, and is not capped.

Results for 2004 included a $3.6 million pre-tax foreign exchange loss. Foreign exchange gains and losses will fluctuate with the Canadian to US dollar exchange rate. The strengthening of the Canadian dollar relative to the US dollar in 2004 resulted in foreign exchange losses primarily from the translation of net working capital items denominated in US funds. Foreign exchange gains and losses arising from the translation of the accounts of our US subsidiaries are non-taxable items. These non-tax deductible translation losses made up $2.7 million of total foreign exchange losses of $3.6 million. The 2004 foreign exchange loss was an improvement from the pre-tax loss of $10.6 million recorded in 2003; nonetheless, we saw the exchange rate move from $1.296 at the end of December 2003 to $1.202 at year end 2004 and this trend of the strengthening Canadian dollar continues to represent risk of further potential foreign exchange translation losses. We do not engage in significant foreign exchange hedging activities.

Net interest expense in 2004 was negligible, as a result of the offsetting cash and bank indebtedness positions and the differential interest rates on such balances, as well as interest on taxation refunds and reassessments.

Depreciation in 2004 was up modestly, at 4.3% above 2003 levels, as we increased our fixed asset base.

Income tax provisions in 2004 reflect the higher earnings base. The large year end balance payable for current income taxes in Canada was paid by February 28, 2005. The effective tax rate in 2004 was 33.6% compared to 62.1% in 2003. The 2003 rate was an anomaly due to the low level of earnings and impact of substantial non-taxable foreign exchange translation losses. We experienced lower than expected tax rates in 2004, primarily because there were no taxes payable on the gains from the Nucor transaction recorded in 2004.

Summary of Quarterly Results – prepared in accordance with GAAP

$'000 except per share amounts

2004	TOTAL	Q4	Q3	Q2	Q1
Sales	731,537	203,725	216,820	178,055	132,937
Earnings	71,478	21,065	21,144	16,983	12,286
Earnings per share	2.67	0.78	0.79	0.63	0.46
2003					
Sales	516,742	141,256	139,314	123,296	112,876
Earnings (loss)	4,507	5,534	3,143	(1,646)	(2,524)
Earnings (loss) per share	0.17	0.21	0.12	(0.06)	(0.09)

The reinforcing products segment is both seasonal and cyclical. The industrial products segment is less seasonal than the reinforcing products segment, but is also cyclical. Seasonality is a factor in reinforcing steel placement because reinforcing steel is embedded in concrete, requiring temperatures above a certain level in order for the concrete to cure properly. For this reason, construction on a number of projects (for example, bridges in Canada) is limited or shut down during the winter months. While seasonal factors such as weather may affect sales for reinforcing products sold to the construction markets, these seasonal effects can be outweighed by the inherently cyclical nature of the overall demand for our products. Our operations have always been dependent on economic conditions and spending and, more specifically, on funding of infrastructure construction and automotive/industrial activity. Therefore consistent seasonal trends may not be evident in the company's interim consolidated financial statements when they are eclipsed by broader economic cycles.

Nonetheless, the second half of each year has usually been the half in which superior earnings are reported. This is primarily because the second half of each year typically has the highest volume of construction activity. The completion of many construction contracts in the fall of each year can result in the recognition of gains upon completion of work which, in accordance with the company's revenue recognition policy are recognized only when collection is reasonably assured – which normally occurs when a contract is fully complete. In 2004, the historical pattern of a stronger second half held true. Quarterly results have not been subject to review by the Company's external auditors.

Liquidity

We plan to continue to fund capital expenditures and dividends from current operating cash flows, and have no plans to issue treasury shares.

Effective June 30, 2004, the dividend rate was quadrupled, and became $0.06 per share, adjusted for the 4:1 split. Trading on the split basis commenced July 13, 2004. For the year, dividend payments were $5.2 million, or $0.195 per share. Subsequent to year end, the dividend was again increased, to $0.09 per share, payable to shareholders March 31, 2005. We have paid dividends every year since 1972.

The major capital expenditures in 2004 for existing operations consisted of additional equipment for cold finished bar and wire products, and equipment purchased as part of rebar acquisitions. We expect capital expenditures for 2005 to exceed depreciation expense significantly this year. We experienced significant growth in our rebar business in 2004, and continue to respond to healthy construction demand in 2005. In order to support this growth, we have a need for additional equipment and infrastructure. Our industrial products group is also expecting higher capital expenditures in response to increased demand. Capital

expenditures for industrial products include the addition of a new cold-finishing line and infrastructure repair and replacement.

The Company's major financing requirement is for working capital items, which were $242.2 million at the end of 2004, compared to $159.3 million in 2003, an increase of $82.9 million, or 52.0%. Commencing in the second half of 2003 and continuing throughout 2004, we experienced unprecedented volatility in world steel markets. Increases in the cost of raw materials, especially scrap, used to make steel resulted in a spectacular increase in the price we paid for steel. The value of our major working capital items, namely inventory and accounts receivable, fluctuated throughout the year within a larger rising trend.

Given our cash position and availability of additional working capital borrowing margin associated with our asset base, we have sufficient capital and liquid resources to fund operations, dividends, capital expenditures or any new growth areas that may arise.

Contractual Obligations

Our obligations for operating leases are set out below. Other than these obligations, we have no obligation for long term debt, capital leases or other long term liabilities.

Contractual obligations under operating leases are as follows:

$'000s					
	Total	< one year	2006-7	2008-9	After 2009
	8,969	2,405	3,387	2,111	1,066

We have provided indemnities to its surety underwriters who have issued performance and payment bonds to certain customers of the Company. At December 31, 2004, the Company's surety underwriters had issued bonds guaranteed by the Company with a total outstanding value of approximately $113.1 million. In practical terms, because bonds are issued at the inception of contracts, the unfulfilled obligations of the Company are typically substantially less than the outstanding face value of bonds issued.

Sales of reinforcing steel products are principally made on a lump sum contractual basis. These lump sum contracts require the Company to supply steel at fixed prices to customers over extended periods. The Company does not keep inventory on hand to supply its backlog. This means that we do have exposure to price changes that can impact our earnings when prices move substantially during the period between booking and shipping. In 2004, the price of steel from our suppliers represented between 80 - 90% of our variable costs, with the variation occurring between different product lines.

We purchase raw materials on a spot basis and assume the price risk of delivering products over the extended periods referred to above.

Pension and Health Benefit Plans

We sponsor two defined benefit pension plans. These plans cover the hourly-rated employees of the Company's Ontario locations for industrial products, namely the Burlington-based plant of Laurel Steel and the Burlington-based plant of Fisher and Ludlow. Both plans provide benefits based on the years of service of each employee and a flat rate of benefit in effect in the year of retirement or termination. At Laurel Steel, post-retirement health care benefits to a fixed annual sum are provided to eligible retirees who retire with an aggregate of years of service and age exceeding 74.

The most recent pension plan actuarial funding valuation reports are dated January 1, 2004 for the Laurel Steel plan and January 1, 2002 for the Fisher & Ludlow plan. Based on these reports, past service

contributions (in excess of normal service cost contributions) required in 2004 were only $13,000 in aggregate. The pension plans are effectively fully funded. No investment funding is made for Laurel post-retirement health care benefits. The cost determined by an actuary is accrued as a liability on an annual basis and offset by any benefit payments made.

Critical Accounting Estimates

Revenue recognition is an area of critical accounting estimates which has a material impact on our financial statements. Amendments to rebar selling contracts such as extras, changes in specifications, contract back charges, or delay claims can all serve to provide significant variation and uncertainty to the value that we can derive from steel shipped to a customer. These changes can be either positive or negative.

The methodology we use acknowledges the significant uncertainty surrounding contract amendments and historically have been conservative (i.e., we tend to realize contract gains on accounting for the completion of contracts.)

We do not anticipate any change in the methodology we use to determine these critical accounting estimates.

Financial Instruments and Other Instruments

The carrying values of all our financial instruments (cash on deposit, short-term bank loans, accounts receivable and accounts payable) approximate their fair values due to their short-term nature.

Our principal risk from these financial instruments is the collection risk associated with accounts receivable and the impact of foreign exchange translation upon instruments denominated in U.S. funds, held either in U.S. operation subsidiaries or in the accounts of Canadian subsidiaries.

We mitigate our collection risks by enforcing strict credit policies, and where applicable, security registered through bond and legislative rights associated with construction contracts.

Foreign exchange risk within the Company's Canadian operations is largely mitigated by the purchasing of materials in U.S. funds and the sale of products in U.S. funds. While there remains a net cash flow in U.S. funds to the Canadian operations, this is small compared to the gross value of transactions. We do not engage in any significant foreign exchange hedging transactions to supplement this natural hedge.

In addition to foreign exchange settlement loss or gain, financial results can be impacted by the translation of the net working capital in the accounts of the Company's U.S. subsidiaries. These translation gains and losses are non-taxable items. At December 31, 2004, the net working capital of the Company's U.S. subsidiaries was $US 31.0 million. We do not hedge this exposure using financial derivative instruments.

Outstanding Share Data

At March 16, the outstanding shares of the Company were 26,924,320 common shares. This reflects the share reclassification and stock split on a 4:1 basis as previously discussed.

Outlook

2004 was a record year characterized by steel shortage and pricing conditions that many of us have not seen in our lifetime. For 2005, we continue to experience healthy construction demand which provides firm support for our reinforcing products group. As we indicated earlier, we are currently shipping a higher proportion of work booked at healthy prices, and a lower proportion of work booked at prices below

our replacement inventory costs. We also continue to experience robust demand for our industrial products; however, we do not expect to repeat the inventory holding gains of 2004.

We believe that the consolidation among steel producers will probably continue, and that this trend benefits us. In light of our strong balance sheet and organization, we are well positioned to take advantage of new growth opportunities in 2005.

DATED at Toronto, Canada
March 16, 2005

Form 52-109FT1

Certification of Annual Filings

I, **John Harris**, Chief Executive Officer of **Harris Steel Group Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Harris Steel Group Inc. (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 30, 2005

"John Harris"

Chief Executive Officer

Form 52-109FT1

Certification of Annual Filings

I, **Douglas Deighton**, Chief Financial Officer of **Harris Steel Group Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Harris Steel Group Inc. (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 30, 2005

"Douglas Deighton"

Chief Financial Officer

GOODMANS\\5148003.1

Harris Steel Group Inc.

Consolidated Financial Statements
December 31, 2004 and 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

March 4, 2005

Auditors' Report

To the Shareholders of
Harris Steel Group Inc.

We have audited the consolidated balance sheets of **Harris Steel Group Inc.** as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Harris Steel Group Inc.

Consolidated Balance Sheets

As at December 31, 2004 and 2003

	2004 $	2003 $
Assets		
Current assets		
Cash	38,530,299	-
Accounts receivable	153,311,930	115,515,798
Inventories (note 2)	171,816,990	99,277,442
Income and other taxes recoverable	-	6,183,319
Prepaid expenses and deposits	2,693,769	2,781,644
	366,352,988	223,758,203
Note receivable (note 3)	2,156,250	-
Pension and health benefit plans (note 14)	697,531	-
Property, plant and equipment (note 4)	54,664,395	49,825,239
	423,871,164	273,583,442
Liabilities		
Current liabilities		
Bank indebtedness (note 5)	26,312,540	7,707,747
Accounts payable and accrued liabilities	66,606,656	51,313,857
Income and other taxes payable	22,880,672	-
Future income taxes (note 6)	8,353,000	5,413,000
	124,152,868	64,434,604
Future income taxes (note 6)	4,706,000	3,970,000
	128,858,868	68,404,604
Non-controlling interest (note 7)	21,445,287	-
Shareholders' Equity		
Capital stock (note 8)	16,195,794	14,039,544
Retained earnings	257,371,215	191,139,294
	273,567,009	205,178,838
	423,871,164	273,583,442

Approved by the Board of Directors

"John Harris" Director

"Barrie Rose" Director

Harris Steel Group Inc.

Consolidated Statements of Retained Earnings

For the years ended December 31, 2004 and 2003

	2004 $	2003 $
Balance - Beginning of year	191,139,294	189,519,785
Earnings for the year	71,477,662	4,506,815
	262,616,956	194,026,600
Excess of the purchase price over the issued value of the company's shares purchased (note 8)	-	(1,283,187)
Dividends (note 8)	(5,245,741)	(1,604,119)
Balance - End of year	257,371,215	191,139,294

Harris Steel Group Inc.
Consolidated Statements of Earnings
For the years ended December 31, 2004 and 2003

	2004 $	2003 $
Sales	731,536,662	516,741,731
Cost of sales	575,199,302	463,855,300
	156,337,360	52,886,431
Expenses		
Selling and administrative	46,922,464	25,613,813
Foreign exchange losses	3,616,360	10,577,578
Interest	9,742	136,999
Depreciation	4,865,141	4,664,848
	55,413,707	40,993,238
Earnings before the undernoted	100,923,653	11,893,193
Gain on sale of shares in subsidiary (note 9)	9,199,657	-
Earnings before income taxes	110,123,310	11,893,193
Provision for income taxes (note 6)		
Current	33,314,761	4,615,378
Future	3,676,000	2,771,000
	36,990,761	7,386,378
Earnings before non-controlling interest in earnings of subsidiary	73,132,549	4,506,815
Non-controlling interest in earnings of subsidiary (note 7)	(1,654,887)	-
Earnings for the year	71,477,662	4,506,815
Earnings per share	2.67	0.17

Harris Steel Group Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2004 and 2003

	2004 $	2003 $
Cash provided by (used in)		
Operating activities		
Earnings for the year	71,477,662	4,506,815
Non-controlling interest in earnings of subsidiary	1,654,887	-
Gain on sale of shares in subsidiary	(9,199,657)	-
Depreciation	4,865,141	4,664,848
Increase in future income taxes - long-term	736,000	736,000
Foreign exchange gain on bank indebtedness held in foreign currency	(1,787,933)	(2,573,182)
(Increase) in accounts receivable	(37,796,132)	(4,622,896)
(Increase) decrease in inventories	(72,539,548)	11,781,112
Decrease (increase) in income and other taxes recoverable	6,183,319	(2,250,092)
Decrease (increase) in prepaid expenses and deposits	87,875	(362,735)
(Increase) in pension and health benefit plans	(697,531)	-
Increase in accounts payable and accrued liabilities	15,292,799	3,750,202
Increase in income and other taxes payable	22,880,672	-
Increase in future income taxes - current	2,940,000	2,035,000
	4,097,554	17,665,072
Investing activities		
Net additions to property, plant and equipment	(9,704,297)	(6,836,550)
Net proceeds from sale of shares in subsidiary	28,990,057	-
	19,285,760	(6,836,550)
Financing activities		
Purchase of shares of the company	-	(1,342,211)
Dividends	(5,245,741)	(1,604,119)
Increase (decrease) in bank indebtedness	18,604,793	(10,455,374)
	13,359,052	(13,401,704)
Foreign exchange gain on bank indebtedness held in foreign currency	1,787,933	2,573,182
Cash - For the year and at end of year	38,530,299	-
Supplemental cash flow disclosures		
Interest (received) paid	(14,659)	172,816
Income taxes paid	5,292,661	6,371,719

1 Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The company recognizes sales revenue when products are shipped and collection is reasonably assured.

Foreign exchange

The company applies the temporal method of accounting for the translation into Canadian dollars of foreign currency amounts and the accounts of its U.S. subsidiaries, all of which are integrated operations. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and related depreciation and amortization are translated at historical exchange rates. Revenues and expenses, other than depreciation and amortization, are translated at the average exchange rate for the year.

Foreign exchange gains and losses on transactions during the year and on the year-end translation of the accounts are reflected in earnings.

Inventories

The company values its inventory at the lower of cost and market. For the reinforcing products segment, cost is determined on a first-in, first-out basis. For the industrial products segment, cost is determined on an average cost basis. Market is defined as replacement cost for raw materials and net realizable value for work-in-process and finished goods.

Property, plant and equipment

Property, plant and equipment are recorded at the lower of net recoverable amounts and historical cost less accumulated depreciation. The company depreciates its land improvements, buildings, data processing equipment and machinery and equipment on a straight-line basis and its mobile equipment on a declining balance basis at the following rates:

Land improvements	7 1/2%
Buildings	2 1/2%
Machinery and equipment	7 1/2%
Data processing equipment	33 1/3%
Mobile equipment	30%

Gain or loss on disposal of individual assets is reflected in earnings in the year of disposal.

The company reviews the carrying value of its property, plant and equipment on a periodic basis, by assessing the non-discounted future net cash flows. An impairment loss is recognized when the carrying value is not recoverable value and exceeds its fair value. An impairment loss is measured as the amount by which the carrying value of a long-lived asset exceeds its fair value.

Employee future benefits

The costs of pension and other retirement benefits are actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return, plan assets are valued at market value. The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the market value of plan assets is amortized over the average remaining service period of active employees.

Income taxes

The company follows the asset and liability method of accounting for income taxes. Under this method, temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheets are used to determine future income tax liabilities or assets. Substantively enacted tax rates and legislation expected to be in place when the temporary differences are expected to reverse are used to calculate future income tax liabilities and assets. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

Earnings per share

Earnings per share are calculated on 26,816,943 (2003 - 26,737,456, adjusted for the share reorganization in note 8) common shares, being the weighted average number of shares outstanding during the year. There are no dilutive securities, such as stock options, within the capital structure of the company.

2 Inventories

	2004 $	2003 $
Raw materials and work-in-process	150,246,302	82,376,297
Finished goods	21,570,688	16,901,145
	171,816,990	99,277,442

3 Note receivable

A promissory note in the principal amount of $2,156,250 is receivable from a senior executive officer of the company. The note is repayable in five equal annual instalments commencing in May 2009 and ending in May 2013. Interest accrues at the quarterly interest rate prescribed in the Income Tax Act (Canada) and is to be paid annually in January of each year from 2005 to 2013. Accrued interest at December 31, 2004 has been included in accounts receivable.

This loan is collateralized by 300,000 common shares of the company, which are held in escrow pursuant to the terms of an escrow agreement. The promissory note may be prepaid by the borrower in whole, without notice or penalty, at any time.

4 Property, plant and equipment

			2004
	Cost $	Accumulated depreciation $	Net $
Land	3,512,309	-	3,512,309
Land improvements	2,782,258	1,629,078	1,153,180
Buildings	19,137,779	6,007,085	13,130,694
Machinery and equipment	74,556,622	41,274,924	33,281,698
Data processing equipment	3,706,134	3,137,227	568,907
Mobile equipment	6,641,335	4,995,945	1,645,390
Assets-under-construction	1,372,217	-	1,372,217
	111,708,654	57,044,259	54,664,395

			2003
	Cost **$**	**Accumulated depreciation** **$**	**Net** **$**
Land	3,512,309	-	3,512,309
Land improvements	2,708,728	1,485,754	1,222,974
Buildings	19,083,780	5,427,655	13,656,125
Machinery and equipment	67,614,015	37,935,088	29,678,927
Data processing equipment	3,542,116	2,884,064	658,052
Mobile equipment	5,865,025	4,768,173	1,096,852
	102,325,973	52,500,734	49,825,239

5 Bank indebtedness and financial instruments

Bank borrowings are repayable on demand and bear interest at or less than bank prime lending rates. Inventories and accounts receivable are pledged as collateral for the company's bank indebtedness.

At December 31, 2004, bank indebtedness represents the net borrowings of the company's U.S. reinforcing products operations. These borrowings are provided by the lender without recourse to a guarantee from Harris Steel Group Inc. and Nucor Corporation, the shareholders of these operations.

The carrying values of all of the company's financial instruments (cash on deposit, short-term bank loans, accounts receivable and accounts payable) approximate their fair values due to their short-term nature.

6 Income taxes

The components of future income tax liabilities are as follows:

	2004 **$**	**2003** **$**
Current		
Holdbacks and amounts not due on contracts	9,914,000	6,908,000
Other temporary differences	(1,561,000)	(1,495,000)
	8,353,000	5,413,000
Long-term		
Property, plant and equipment	4,874,000	4,329,000
Other temporary differences	(168,000)	(359,000)
	4,706,000	3,970,000

The provision for income taxes reflects an effective tax rate, which differs from the statutory tax rate. A reconciliation of the two rates is as follows:

	2004 %	2003 %
Canadian federal income tax rate	38.0	38.0
Tax effect of U.S. federal income tax rate	(0.3)	2.2
Provincial and state taxes net of federal deductions	3.6	6.0
Statutory tax rate	41.3	46.2
Add (deduct): The tax effect of		
Tax-exempt gain on sale of shares in subsidiary	(3.1)	-
General rate reduction and manufacturing and processing profits deduction	(7.3)	(11.8)
Non-taxable foreign exchange losses	0.8	23.0
Federal surtax	1.0	1.8
Capital taxes	0.3	1.8
Future income tax enacted rate changes	-	2.0
Other	0.6	(0.9)
Effective tax rate	33.6	62.1

7 Non-controlling interest

Non-controlling interest in subsidiary consists of the 50% interest of Nucor Corporation in Harris Steel Inc., the holding company for United States reinforcing steel products operations.

8 Capital stock and dividends

At the annual and special meeting of shareholders of the company held on June 22, 2004, the shareholders approved a proposal to amend the articles of the company to create a new single class of outstanding common shares (with one vote per share) by reclassifying and changing each outstanding Class A non-voting share and Class B voting share into a new common share and cancelling the remaining authorized, but unissued, Class A non-voting shares and Class B voting shares. In addition, the shareholders approved a proposal to subdivide the common shares on a four-for-one basis. The subdivided common shares commenced trading on the Toronto Stock Exchange on July 13, 2004.

All number of shares amounts and per share amounts in these consolidated financial statements, including comparative numbers, are presented on the basis of an equivalent number of newly subdivided common shares.

Capital stock

Authorized
An unlimited number of common shares

Issued and outstanding

	2004 $	2003 $
26,924,320 (2003 - 26,624,320) common shares	16,195,794	14,039,544

Effective May 11, 2004, 75,000 Class A non-voting shares (300,000 subdivided common shares) were issued by the company to a senior executive of the company for a value of $2,156,250. These shares are held in escrow for the benefit of the senior executive and will be released proportionate to the repayment of a promissory note provided as consideration for the share issuance.

During 2004, the company paid dividends of 19.5¢ (2003 - 6¢) per issued common share.

Issuer bids

During 2003, the company made market purchases under normal course issuer bids of 14,800 Class A non-voting shares and 54,600 Class B shares (equivalent to a combined total of 277,600 newly subdivided common shares) for cancellation, for cash consideration of $1,342,211 (for an average price of $19.34 per share ($4.84 per newly subdivided common share)). The excess of the purchase price over the issued value of the shares purchased, which totalled $1,283,187, was charged to retained earnings.

9 Gain on sale of shares in subsidiary

On February 10, 2004, the company sold a 50% share interest in Harris Steel Inc. (its United States reinforcing steel products holding company) to Nucor Corporation for cash consideration of US$21 million. Additional proceeds of up to US$6 million may be payable to the company over a five-year period, dependent on the results of operations during that period. To the extent that additional proceeds are realized, they will be included in earnings, net of applicable taxes, in the period when earned.

In the year ended December 31, 2004, the company has recognized and included in accounts receivable additional proceeds of US$1.2 million.

No taxes are payable on the gains recorded in 2004.

The company will maintain management control of, and continue to operate and consolidate, its U.S. reinforcing steel products operations.

10 Segmented information

The company has two reportable segments, reinforcing products and industrial products.

The reinforcing segment fabricates and installs rebar and accessory products. Sales are made primarily through fixed price contracts supplied over various periods of time ranging from several weeks to several years.

The industrial products segment manufactures and distributes cold finished bar, wire and mesh, steel and aluminum grating products and expanded metal. Sales are made to service centres, OEM suppliers and direct end-users.

The accounting policies of the segments are as described in the summary of significant accounting policies.

Intersegment sales are accounted for on an arm's-length basis at market prices.

The company evaluates segment performance based on earnings before income taxes. The income tax function is managed centrally.

Other corporate items in the reconciliation of reportable segments to the consolidated financial statements comprise the assets and transactions of holding companies not accounted for within the reportable segments. These are primarily corporate office expenditures and holding company functions such as financing activities and taxation management.

Segmented data

				2004
	Reinforcing products $	**Industrial products $**	**Other corporate $**	**Total $**
Total sales	478,450,144	255,961,630	-	734,411,774
Intersegment sales	-	(2,875,112)	-	(2,875,112)
	478,450,144	253,086,518	-	731,536,662
Depreciation	1,703,942	3,142,104	19,095	4,865,141
Earnings before income taxes	49,098,901	53,359,858	7,664,551 †	110,123,310
Inventories	99,859,107	71,957,883	-	171,816,990
Property, plant and equipment	18,199,341	36,378,432	86,622	54,664,395
Total assets	225,964,541	156,076,833	41,829,790	423,871,164

† Includes gain on sale of shares in subsidiary (note 9).

				2003
	Reinforcing products $	Industrial products $	Other corporate $	Total $
Total sales	337,644,400	180,442,626	-	518,087,026
Intersegment sales	-	(1,345,295)	-	(1,345,295)
	337,644,400	179,097,331	-	516,741,731
Depreciation	1,674,344	2,974,172	16,332	4,664,848
Earnings (loss) before income taxes	7,616,336	5,132,854	(855,996)	11,893,194
Inventories	52,770,429	46,507,013	-	99,277,442
Property, plant and equipment	15,447,433	34,301,602	76,204	49,825,239
Total assets	158,030,048	115,378,764	174,630	273,583,442

Geographic information is as follows:

Sales	Canada $	United States $	Total $
2004	506,242,223	225,294,439	731,536,662
2003	350,101,999	166,639,732	516,741,731

In 2004, the company's Canadian business had direct sales to customers in the United States of approximately $149 million (2003 - $99 million). Aggregate direct sales to United States customers amounted to approximately $375 million (2003 - $265 million).

Property, plant and equipment	Canada $	United States $	Total $
2004	44,772,535	9,891,860	54,664,395
2003	40,393,861	9,431,378	49,825,239

11 Commitments

The company is required to make aggregate future minimum lease payments of $8,969,393 under operating leases that have non-cancellable lease terms in excess of one year at December 31, 2004. Annual lease payments during the next five fiscal years and aggregate payments thereafter are as follows:

	$
2005	2,404,941
2006	1,821,730
2007	1,565,843
2008	1,204,231
2009	906,627
Thereafter	1,066,021

At December 31, 2004, the company's Canadian subsidiaries had entered into currency contracts with a Canadian chartered bank to receive a total of US$17.8 million at various dates up to June 2005 in exchange for CAN$21.3 million. Each contract was entered into in order to hedge a purchase order obligation for steel payable in U.S. funds.

The fair value of the contracts at December 31, 2004 is $0.1 million.

12 Contingent liabilities

The company's subsidiaries have operations throughout the United States and Canada and in the normal course of business the company and its subsidiaries are named as defendants in various legal actions. Although the outcome is uncertain and the amount of losses, if any, cannot be determined at this time, the company is of the opinion that actions outstanding will not result in a material adverse effect on the company.

13 Guarantees

The company has provided indemnities to its surety underwriters who have issued performance and payment bonds to certain customers of the company.

Bonds are issued in the ordinary course of business by a surety on behalf of the company for the duration of contracts for products and services. Claims against a bond can be made in the event the company should fail to perform or make payments in accordance with contractual terms. In the event the underwriting surety is required to pay a claim against a bond, then the company has guaranteed repayment back to the surety. No collateral has been provided for the guarantees.

At December 31, 2004, the company's surety underwriters had issued bonds guaranteed by the company with a total outstanding value of approximately $113.1 million. Bonds are issued at the inception of contractual obligations and the value of any potential claim against a bond would be limited to the extent of unfulfilled obligations, if any, at the time of the claim. Accordingly, in practical terms, the unfulfilled obligations of the company are typically substantially less than the outstanding face value of bonds issued.

14 Pension and health benefit plans

The company sponsors two defined benefit pension plans. These plans cover the hourly-rated employees of the Ontario locations for industrial products: Laurel Steel and Fisher & Ludlow. Both plans provide benefits based on years of service of each employee and a flat rate of benefit in effect in the year of retirement or termination.

At Laurel Steel, certain limited post-retirement health-care benefits up to a fixed sum are provided to eligible retirees who retire with an aggregate of years of service and age exceeding 74.

The company measures its benefit obligations for accounting purposes as at December 31, 2004. As at this measurement date, the fair value of plan assets is in excess of accrued benefit obligations.

	Health benefits $	Pension plans $	Total $
Reconciliation of accrued benefit obligation			
Balance - Beginning of year	822,386	8,021,418	8,843,804
Current service cost	57,700	350,390	408,090
Interest cost	61,400	507,548	568,948
Benefits paid	(5,620)	(151,709)	(157,329)
Effect of benefit increase	-	309,263	309,263
Actuarial (gains) and losses	(265,766)	385,963	120,197
Balance - End of year	670,100	9,422,873	10,092,973
Reconciliation of the fair value of plan assets			
Balance - Beginning of year	-	9,047,887	9,047,887
Employer contributions	5,620	404,200	409,820
Benefits paid	(5,620)	(151,709)	(157,329)
Actual return on plan assets	-	1,137,771	1,137,771
Balance - End of year	-	10,438,149	10,438,149
Fair value of plan assets			
Real estate investment trust units	-	10,118,178	10,118,178
Cash and accrued items	-	319,971	319,971
	-	10,438,149	10,438,149

	Health benefits $	Pension plans $	Total $
Reconciliation of the funded status to the amount recognized in the company's balance sheet			
Fair value of plan assets	-	10,438,149	10,438,149
Accrued benefit obligation	670,100	9,422,873	10,092,973
Funded status - surplus (deficit)	(670,100)	1,015,276	345,176
Unamortized net actuarial (gains) losses	(265,766)	(1,375,669)	(1,641,435)
Unamortized past service cost	-	304,036	304,036
Unamortized obligation (asset)	455,350	1,234,404	1,689,754
Amount recognized as an asset (liability)	(480,516)	1,178,047	697,531
Accrued benefit asset (liability)			
Balance - Beginning of year	(328,236)	1,316,278	988,042
Employer contributions	5,620	404,200	409,820
Benefits paid	(157,900)	(542,431)	(700,331)
Balance - End of year	(480,516)	1,178,047	697,531
Benefit cost (income) recognized			
Current service cost	57,700	350,390	408,090
Interest cost	61,400	507,548	568,948
Actual return on plan assets	-	(1,137,771)	(1,137,771)
Actuarial (gains) losses on benefit obligations	(265,766)	385,963	120,197
Plan amendments	-	309,263	309,263
Benefit cost before adjustments to recognize the long-term nature of plans	(146,666)	415,393	268,727
Adjustments to recognize the long-term nature of plans			
Difference between expected return and actual return on plan assets for the year	-	564,388	564,388
Difference between actuarial (gain) loss recognized for year and actual (gain) loss on benefit obligation for year	265,766	(402,047)	(136,281)
Difference between amortization of past service costs for year and actual plan amendments for year	-	(119,171)	(119,171)
Amortization of the transitional amount	38,800	83,868	122,668
Benefit cost recognized	157,900	542,431	700,331

	Health benefits $	Pension plans $	Total $
Reconciliation of transitional (asset) obligation			
Balance - Beginning of year	494,150	1,318,272	1,812,422
Amortization for current year	(38,800)	(83,868)	(122,668)
Balance - End of year	455,350	1,234,404	1,689,754
Schedule of net actuarial gain (loss)			
Balance - Beginning of year	-	1,213,328	1,213,328
Difference between expected return and actual return on plan assets for the year	-	564,388	564,388
Difference between actuarial (gain) loss recognized for year and actual (gain) loss on benefit obligation for year	265,766	(402,047)	(136,281)
Balance - End of year	265,766	1,375,669	1,641,435
Reconciliation of past service costs			
Balance - Beginning of year	-	184,865	184,865
Amortization of past service costs	-	(190,092)	(190,092)
New past service cost during current year	-	309,263	309,263
Balance - End of year	-	304,036	304,036

	Health benefits	Pension plans
Significant assumptions		
Benefit obligation		
Discount rate	6.25%	6.25%
Rate of compensation increase	n/a	n/a
Costs		
Discount rate	7.00%	6.25%
Expected long-term rate of return	n/a	6.25%
Rate of compensation increase	n/a	n/a
Health benefits - specific items		
Initial health care cost trend rate	10.00%	n/a
Cost trend rate declines to	5.00%	n/a
Year that rate reaches the rate it is assumed to remain at	2010	n/a

Sensitivity analysis

A one-percentage-point change in assumed health care cost trend rates would have had an insignificant effect for 2004.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

Harris Steel Group Inc. (the "**Company**")
4120 Yonge Street
Suite 404
North York, Ontario
M2P 2B8

Item 2 **Date of Material Change**

March 30, 2005

Item 3 **News Release**

Attached as Schedule "A" is the new release in respect of the material change, which was disseminated through CCN Matthews.

Item 4 **Summary of Material Change**

On March 30, 2005, the Company announced two senior management appointments which will be effective immediately.

Paul A. Kelly, formerly Executive Vice-President, has been appointed President and Chief Operating Officer of the Company. F. Wesley Colling, former Vice President of Harris Rebar, has been appointed President of Harris Rebar.

Item 5 **Full Description of Material Change**

Refer to the press release attached hereto.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The report is not being filed on a confidential basis.

Item 7 **Omitted Information**

No information has been omitted.

Item 8 **Executive Officer**

The following senior officer of the Company is knowledgeable about the material change and this report:

Flora Wood
Secretary
(416) 590-9549

Item 9 **Date of Report**

April 1, 2005.

Schedule "A"

Harris Steel Group Announces Management Appointments

TORONTO, March 30, 2005 - Harris Steel Group Inc. (HSG:TSX) today announced two senior management appointments, effective immediately:

Paul A. Kelly, formerly Executive Vice-President, has been appointed President and Chief Operating Officer of Harris Steel Group. Mr. Kelly also retains his title as President, Laurel Steel and continues as a director of Harris Steel Group. Mr. Kelly replaces John Harris, formerly President and Chief Operating Officer, who was appointed Chief Executive Officer and Chairman March 28, 2005. Prior to joining Harris in May, 2004, Mr. Kelly was President and Chief Executive Officer of Slater Steel Inc. His history with Harris Steel dates back to 1986, when he was Executive Vice-President of Courtice Steel, and later became President. Harris Steel Group purchased Courtice in 1986, and Mr. Kelly continued to run the steel mill until Harris sold the company in 1989 to the Gerdau Steel Group.

F. Wesley Colling, former Vice President of Harris Rebar, has been appointed President of Harris Rebar, replacing Mr. John Harris. Mr. Colling has 34 years of industry experience, ranging from fabrication yard work through detailing/ estimating, sales and ultimately management. Mr. Colling joined Harris Rebar in 1989, originally as Small Contracts Manager. He was responsible for the start-up of the U.S. operations in Boston in 1990, and from 1990-1997, led the Boston facility in its role in the central artery project (or "Big Dig") which at the time was the largest construction engineering project in the U.S. In 1997, Mr. Colling established the Bethlehem, PA operation as another greenfield project and became Regional Manager of the northeast U.S. In April 2002, he returned to Canada, where his supervisory role was expanded to encompass all of the U.S. operations as well as providing direct management support to John Harris for the Canadian operations. His current role gives him management responsibility for both the Canadian and U.S. rebar operations.

About Harris Steel Group

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The company serves all of Canada, and the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG. The company website is www.harrissteel.com.

-30-

For further information:
Flora Wood, Investor Relations,
(416) 590-9549 or 1-866-585-0089, flora@harrissteel.com,
Corporate Office, (416) 590-9549

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

Harris Steel Group Inc. (the "**Company**")
4120 Yonge Street
Suite 404
North York, Ontario
M2P 2B8

Item 2 **Date of Material Change**

March 28, 2005

Item 3 **News Release**

Attached as Schedule "A" is the new release in respect of the material change, which was disseminated through CCN Matthews.

Item 4 **Summary of Material Change**

On March 28, 2005, the Company announced that its founder, Chairman and CEO, Mr. Milton E. Harris, O.C., died Saturday, March 26.

Effective March 28, 2005, Mr. John Harris has been appointed Chief Executive Officer and Chairman. John Harris has been with the Company since 1974. He has been President of the reinforcing division since 1985 and Chief Operating Officer of the Company since 1994.

Item 5 **Full Description of Material Change**

Refer to the press release attached hereto.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The report is not being filed on a confidential basis.

Item 7 **Omitted Information**

No information has been omitted.

Item 8 **Executive Officer**

The following senior officer of the Company is knowledgeable about the material change and this report:

Flora Wood
Secretary
(416) 590-9549

Item 9 **Date of Report**

March 30, 2005.

Schedule "A"

Harris Steel Group Announces Loss of Founder, Chairman and CEO

TORONTO, March 28, 2005 - Harris Steel Group Inc. (HSG:TSX) today announced that its founder, Chairman and CEO, Mr. Milton E. Harris, O.C., died Saturday, March 26. Mr. Harris was 77 years old, and was recently diagnosed with cancer. The funeral will be held today at Benjamin's Chapel, 2401 Steeles Ave. West, Toronto, at 1pm.

Effective March 28, 2005, Mr. John Harris has been appointed Chief Executive Officer and Chairman. John Harris has been with Harris Steel Group since 1974. He has been President of the reinforcing products division since 1985 and President and Chief Operating Officer of Harris Steel Group since 1994.

John Harris stated, "Speaking personally as a nephew as well as in my capacity as CEO and President, we at Harris Steel Group are deeply saddened by the loss of Milt Harris. His contribution to the Canadian steel industry has been immeasurable. Milt was a modern day renaissance man with a special genius for commerce. I believe his greatest talent in business was to empower and mentor so many of us. As a result Milt leaves behind a great organization led by a robust and deep management team. I know that building on the foundation left to us by my uncle will be the greatest medicine for the grief we are feeling today."

About Harris Steel Group

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The company serves all of Canada, and the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. The company has no outstanding warrants or options; furthermore, there is no term debt. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG. The company website is www.harrissteel.com.

For further information:
Flora Wood, Investor Relations,
(416) 590-9549 or 1-866-585-0089, flora@harrissteel.com;
Corporate Office, (416) 590-9549

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Harris Steel Group Announces Start-up of Rebar Distribution Business

TORONTO, April 7 /CNW/ - Harris Steel Group Inc. (HSG:TSX) is pleased to announce the formation of Harris Supply Solutions Inc. ("HSS"). Harris Supply Solutions will engage in the business of distributing reinforcing steel and allied products primarily to the single family residential and light construction markets across the United States. Harris Steel Group through Harris Rebar is already a market leader in reinforcing steel distribution in Western Canada.

Mark Hennings, formerly of Weyerhaeuser Co., has joined as President of HSS. Mark Hennings is a 22-year veteran of the building materials industry.

About Harris Steel Group

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The company serves all of Canada, and the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG. The company website is www.harrissteel.com.

%SEDAR: 00008000E

/For further information: Flora Wood, Investor Relations, (416) 590-9549 or 1-866-585-0089, flora(at)harrissteel.com; Corporate Office, (416) 590-9549/
(HSG.)

CO: Harris Steel Group Inc.

CNW 09:58e 07-APR-05

RECEIVED CIBC Mellon Trust Company

2005 OCT 18 P 12:-4

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CIBC Mellon

April 28, 2005

sedar@newswire.ca
cc: flora@harrissteel.com

Ontario Securities Commission

Dear Sirs:

RE: HARRIS STEEL GROUP INC.

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on April 28, 2005:

- X Proxy
- X Notice of Meeting/Information Circular
- X MD & A
- X Annual Report for the Fiscal Year Ended December 31, 2004
- X Annual Financial Statements for the Fiscal Year Ended December 31, 2004

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk\CM_Harris

320 Bay Street, P.O. Box 1 ◦ Toronto, ON M5H 4A6 ◦ Tel 416.643.5000 ◦ www.cibcmellon.com

HARRIS STEEL GROUP INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual meeting of shareholders of Harris Steel Group Inc. (the "Corporation") will be held in the TSX Gallery, 130 King St. West, Exchange Tower, Toronto, Ontario, Canada on Thursday, May 19, 2005 at the hour of 4:00 o'clock in the afternoon for the following purposes:

1. To receive the annual report of the Corporation and the consolidated financial statements of the Corporation for the years ended December 31, 2004 and 2003 together with the report of the auditors thereon;
2. To elect directors;
3. To appoint auditors and authorize the directors to fix the remuneration of the auditors;
4. To transact such further and other business as may properly come before the meeting or any adjournments thereof.

A copy of the annual report, management information circular and management's discussion and analysis of results of operations and financial condition accompany this notice.

As a substantial representation of shareholders is desired, if you are not able to be present personally, kindly sign and return the form of proxy accompanying this notice in the envelope provided for that purpose, or follow the telephone or internet voting instructions specified by CIBC Mellon Trust Company.

DATED at Toronto this 15th day of April, 2005

By Order of the Board of Directors

"Signed"
FLORA WOOD
Corporate Secretary

HARRIS STEEL GROUP INC.

MANAGEMENT INFORMATION CIRCULAR
as of April 15, 2005

RELATING TO THE ANNUAL MEETING OF SHAREHOLDERS

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation by management of Harris Steel Group Inc. (the "Corporation") of proxies to be used at the annual meeting (the "Meeting") of the shareholders of the Corporation to be held at the time and place and for the purposes set forth in the notice of meeting (the "Notice of Meeting") accompanying this management information circular. It is expected that the solicitation will be primarily by mail. The costs of the solicitation will be borne by the Corporation.

Exercise of Discretion by Proxies

The shares represented by any proxy received by management will be voted or withheld from voting in accordance with the directions of the shareholder. **In the absence of any direction to the contrary, the common shares so represented will be voted (a) "for" the election as directors of the individuals indicated under the heading "Election of Directors"; and (b) "for" the appointment of PricewaterhouseCoopers LLP as auditors, with the auditors' remuneration to be fixed by the directors.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice of Meeting, but which may properly come before the Meeting or any adjournment or postponement thereof and with respect to amendments to or variations of matters identified in the Notice of Meeting. As at the date hereof, management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and routine matters incidental to the conduct of the Meeting. If any further or other business is properly brought before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as such person then considers to be proper.

Appointment and Revocation of Proxies

The persons specified in the enclosed form of proxy are officers of the Corporation and will represent management at the Meeting. Each shareholder of the Corporation has the right to appoint a person (who need not be a shareholder), other than the persons specified in the enclosed form of proxy, to attend and act for him and on his behalf at the Meeting or any adjournment thereof. Such right may be exercised by striking out the names of the specified persons and inserting the name of the shareholder's nominee in the space provided or by completing another appropriate form of proxy and, in either case, signing, dating and delivering the form of proxy to the Corporation prior to the holding of the Meeting.

A shareholder executing an enclosed form of proxy may revoke it at any time before it has been exercised. The *Business Corporations Act* (Ontario) sets out a procedure for revoking proxies by depositing an instrument in writing to that effect with the Corporation at the registered office of the Corporation, 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof at which the proxy is to be used or with the Chairman of the Meeting prior to its exercise on the day of the Meeting or any adjournment or postponement thereof.

If you are a registered shareholder who plans to attend the Meeting and wishes to vote your shares in person at the Meeting, then you should not complete or return the proxy. Your votes will be taken and counted at the Meeting. When you arrive at the Meeting, you will need to register with the Transfer Agent, CIBC Mellon Trust Company ("CIBC Mellon"), who will be located near the entrance to the meeting venue.

Advice to Beneficial (Non-Registered) Shareholders

A substantial number of shareholders do not hold shares in their own name ("beneficial" or "non-registered" shareholders). There are two kinds of beneficial shareholders – those who do not object to the issuer of the securities they own knowing who they are and their share position ("NOBOs" for Non-Objecting Beneficial Owners) and those who object to their name and share position being disclosed to the issuer of securities they own ("OBOs" for Objecting Beneficial Owners).

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from OBOs and NOBOs in advance of the Meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by OBOs and NOBOs to ensure that their shares are voted. The majority of brokers now delegate this authority to ADP.

ADP mails the proxy materials to the OBOs and NOBOs and asks them to return the proxy forms to ADP. An OBO or NOBO receiving a proxy from ADP may not be able to use that proxy to vote shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the share votes recognized. The Corporation does not know the names of the OBOs. As a result, OBOs will not be recognized at the Meeting for the purposes of voting their shares in person or by proxy, without following the procedure established by their broker or agent. While the Corporation may know the names of its NOBO shareholders, in-person voting instructions for these shareholders have to be cleared by ADP well in advance of the meeting. As a consequence, NOBO shareholders should vote their shares by proxy well in advance of the meeting or should follow up with their intermediaries (usually brokers) if they would like to vote in person at the meeting.

This year, if you are a NOBO or OBO shareholder, you will receive your proxy-related materials directly from ADP Communications ("ADP"). You can expect to receive a scannable Voting Instruction Form ("VIF") from ADP. These VIFs are to be completed and returned to ADP in the envelope provided or by facsimile. In addition, NOBOs and OBOs will see telephone voting, facsimile voting, and internet voting instructions as described on the VIF itself which contains complete instructions. ADP, working in conjunction with CIBC Mellon, will tabulate the results of the VIFs received from the NOBOs and OBOs, and will provide appropriate instructions at the Meeting with respect to the shares represented by VIFs.

OBOs should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder from a broker, then, in almost all cases, such shares will not be registered in the shareholder's name or on the records of the Corporation. Such shares will more likely be registered in the name of the broker or the broker's agent.

Voting Shares and Principal Holders Thereof

Subsequent to the share reclassification and four for one split of Class A non-voting and Class B shares into common shares which occurred effective July 7, 2004, the share capital of the Corporation consists of one common class of shares. As at the date hereof, 26,924,320 common shares are issued and outstanding. Some shareholders have not yet exchanged their former Class A non-voting or Class B shares for new common shares. The Transfer Agent has treated all Class A non-voting and Class B shares as having been exchanged, so your proxy forms and voting instructions will reflect your ownership of the common shares after the share reclassification and stock split.

The Corporation has fixed March 28, 2005 as the record date for shareholders entitled to receive notice of the Meeting. Holders of common shares on the record date will be entitled to be present and to vote at the Meeting except to the extent that any such shareholder has since transferred any of his shares and the transferee of those shares produces properly endorsed share certificates or otherwise establishes ownership of the shares and demands not later than 10 days before the Meeting to be included in the list of shareholders entitled to vote at the Meeting. In such case, the transferee will be entitled to vote the transferred shares at the Meeting. Holders of common shares are entitled to one vote for each share on all matters to be considered at the Meeting.

As of the date hereof, to the knowledge of the directors and officers of the Corporation, the only shareholder beneficially owning, directly or indirectly, or exercising control or direction over shares carrying 10 per cent or more of the voting rights attached to shares of the Corporation is as follows:

Principal Shareholder

Name	Common Shares Held	% of Common Shares
Estate of Milton E. Harris[(1)], Toronto, Ontario	13, 191,872[(2)]	49.0

(1) The main beneficiary of the Estate of Milton E. Harris (the "Estate") is Ethel Harris, the spouse of Milton E. Harris.

(2) The Estate is (1) the direct holder of 992 shares, (2) the direct controlling shareholder of Milton Harris Investments Limited, a private corporation which owns 68,000 shares, and (3) an indirect shareholder of Milton Harris Investments (1998) Limited ("MHIL 98"), a private corporation which owns 13,122,880 shares. John Harris, (nephew of Milton Harris and a director and senior officer of each of the Corporation and MHIL 98), David Harris, (son of Milton Harris, and a director of the Corporation, and a director and senior officer of MHIL 98), Judith Harris, (daughter of Milton Harris and a director of MHIL 98) and Naomi Harris, (daughter of Milton Harris and a director of MHIL 98) also have a beneficial interest in the Estate. MHIL 98 is the principal direct shareholder of the Corporation. It is anticipated that, by the end of second quarter, 2005, pursuant to certain estate matters, John Harris and David Harris will hold in the aggregate sufficient voting shares to control MHIL 98.

Election of Directors

The articles of the Corporation provide that the number of directors shall consist of a minimum of five (5) and a maximum of twenty (20). The actual number of directors may be determined from time to time by resolution of the directors. Ten directors are proposed for election at the Meeting to serve until the next annual meeting or until their successors are duly elected or appointed.

The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. All the nominees are now members of the board of directors and have been since the years indicated. Management does not contemplate

that any of the proposed nominees will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director will hold office until the next annual election of directors or until his successor is elected.

The following table sets forth the names of the nominees, all major positions and offices with the Corporation and its significant affiliates presently held by them, their principal occupation, the year they became a director and the number of common shares of the Corporation which they beneficially own, directly or indirectly, or over which control or direction is exercised by them as of the date hereof. All directors shown below have held their current employment position for the last five years unless indicated below:

Name and Position with Corporation	Principal occupation and all other major positions and offices with significant affiliates of the Corporation	Year Became Director	Common Shares Held (1)
John Harris, M.B.A. Chairman of the Board and Chief Executive Officer Etobicoke, Ontario, Canada	Chairman of the Board and Chief Executive Officer of the Corporation; prior thereto, President and Chief Operating Officer of the Corporation from 1994 – 2005	1989	292,560(2)
Barrie D. Rose, *† F.C.A., M.B.A. Director Toronto, Ontario, Canada	Chairman and Chief Executive Officer of Androcan Inc. (industrial manufacturing and equipment)	1973	192,000
James W. Leech *† Director Toronto, Ontario, Canada	Senior Vice-President, Private Capital, Ontario Teachers' Pension Plan Board (pension fund management)	1982	2,600
Bruce J. Timmerman,* C.A. Director Oakville, Ontario, Canada	Retired	1989	4,000
Geno F. Francolini, *†& C.M., F.C.A., L.L.D., H.B.A. Lead Director London, Ontario, Canada	President and Chief Executive Officer of Xenon Capital Corporation (investment/venture capital)	1992	10,000
David E. Harris, L.L.B. Director Toronto, Ontario, Canada	Barrister & Solicitor	1994	–(2)
The Honourable J. Judd Buchanan,*& P.C., O.C., M.B.A., L.L.D. Director Silver Star Mountain, B.C., Canada	President of Rundle Investments Ltd. (investments)	2002	4,400
Sheldon Aaron Director London, Ontario, Canada	President of Aaron Construction Limited (construction and development)	2003	18,000
Paul Kelly President and Chief Operating Officer, Director Oakville, Ontario, Canada	President and Chief Operating Officer of the Corporation; prior thereto, Executive Vice-President of the Corporation from 2004 – 2005; prior thereto, President and Chief Executive Officer of Slater Steel Inc. from 1999 – 2004(3)	2004	300,000(4)
Dale H. Lastman,& L.L.B. Director Toronto, Ontario, Canada	Co-Chair, Goodmans LLP (law firm)	2004	–

*Member of Audit Committee. † Member of Compensation Committee. & Member of Nominating and Governance Committee.

(1) The information as to shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) See "Voting Shares and Principal Holders Thereof".

(3) Slater Steel entered orderly bankruptcy proceedings in June, 2003.

(4) In May 2004, Paul Kelly was issued 300,000 common shares in escrow, which are secured by a promissory note in the principal amount of $2,156,250.

Statement of Executive Compensation

The following table sets forth information concerning the annual and long-term compensation earned for services rendered during each of the last three financial years in respect of the individuals who were at December 31, 2004 the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the "Named Executive Officers"), being the individuals who meet the regulatory disclosure requirements with respect to the Corporation.

Summary Compensation 2002 - 2004

		Annual Compensation			
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	All Other Compensation (2)
Milton E. Harris[3] Chairman and C.E.O.	2004 2003 2002	574,462 540,855 530,250	4,078,641 308,114 1,005,754	nil nil nil	nil nil nil
Douglas Deighton Chief Financial Officer	2004 2003 2002	164,424 124,397 121,958	682,067 124,754 106,257	nil nil nil	5,167 4,833 4,500
John Harris[4] President and C.O.O., President, Harris Rebar	2004 2003 2002	461,590 422,382 414,100	4,130,035 563,333 640,823	nil nil nil	5,167 4,833 4,500
DeLane Pate President, Laurel Steel	2004 2003 2002	382,528 380,344 393,224	1,400,427 239,828 516,577	nil nil nil	7,750 7,250 6,750
Paul Kelly[5] Executive Vice-President	2004	248,352	1,068,143	nil	7,750

(1) Perquisites do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any Named Executive Officer.

(2) "All Other Compensation" represents contributions to the company-wide Group R.R.S.P. The Corporation's Named Executives are not covered by a pension plan.

(3) As of December 31, 2004, Mr. Milton E. Harris was the Chairman of the Board and Chief Executive Officer of the Corporation. Mr. Milton E. Harris died on March 26, 2005. He was succeeded by Mr. John Harris as Chairman and Chief Executive Officer.

(4) Effective March 28, 2005, Mr. John Harris was appointed Chairman and Chief Executive Officer of the Corporation.

(5) Effective March 30, 2005, Mr. Paul Kelly, formerly Executive Vice-President, was appointed President and Chief Operating Officer in addition to his divisional responsibilities

Termination of Employment, Management Change of Control and Employment Contracts

Effective May 11, 2004, the Corporation entered into an employment agreement with Paul Kelly who joined as Executive Vice-President. The contract provides for termination payments whereby, if Mr. Kelly is terminated for any reason other than with just cause, Mr. Kelly will be entitled to a lump sum payment equal to two times the aggregate annual compensation which he would have received at the time of the notice of termination.

In the event of a Change of Control, as such term is defined in his employment agreement, where Mr. Kelly is terminated or, by a series of events, is deemed to have been "constructively terminated", within a period of two years following the Change of Control event, then Mr. Kelly will be entitled to a lump sum payment equal to three times his aggregate annual compensation. If, within a period of six months following a Change of Control, Mr. Kelly elects to terminate his employment with Harris Steel Group, then he will be entitled to the same lump sum payment, ie, three times his aggregate annual compensation.

None of the other Named Executive Officers have management contracts with Harris Steel Group or its affiliates containing termination provisions or management change of control provisions. The salaries of the Named Executive Officers are presented in the Statement of Executive Compensation.

Indebtedness of Directors and Executive Officers

AGGREGATE INDEBTEDNESS ($)		
Purpose	To the Corporation or its Subsidiaries ($)	To Another Entity
Share purchases	2,156,250	N/A
Other	N/A	N/A

The following table sets forth the indebtedness of the directors, executive officers, proposed nominees for election as a director, or associates of any of them, to the Corporation or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER SECURITIES PURCHASE

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During Fiscal Year ended December 31, 2004 ($)	Amount Outstanding as at April 15, 2005 ($)	Financially Assisted Securities Purchases During Fiscal Year Ended December 31, 2004 (#)	Security for Indebtedness	Amount Forgiven During Fiscal Year Ended December 31, 2004 ($)
Securities Purchase Programs						
Paul Kelly, President and Chief Operating Officer	Lender	2,156,250	2,156,250	300,000	300,000 common shares	–

In May, 2004, 300,000 common shares were issued to Paul Kelly, to be held in escrow pursuant to the terms of an Escrow Agreement. Payment for these shares is in the form of a promissory note which is repayable in five annual instalments, commencing in May, 2009 and ending in May, 2013. Interest accrues at the quarterly interest rate prescribed in the Income Tax Act (Canada) and is to be paid annually in January of each year from 2005 to 2013. Accrued interest in the amount of $36,114 to December 31, 2004 was paid by Mr. Kelly in January, 2005.

Interest of Informed Persons in Material Transactions

On February 1, 2005, MHIL 98, a company then controlled by Milton E. Harris who was Chairman and Chief Executive Officer of the Corporation, sold 3,950,000 common shares on a bought deal basis to a syndicate of underwriters led by GMP Securities Ltd., and including Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc. The offering was for gross proceeds of $81,172,500, consisting of 3,500,000 common shares plus an underwriters' option exercised in full for an additional 450,000 common shares, all sold at an offering price of $20.55 each. The Corporation did not receive any proceeds from the offering, and all expenses were paid by MHIL 98.

Report of the Compensation Committee

The Compensation Committee is made up of the following three independent directors of Harris Steel Group Inc. All the members of the Compensation Committee are independent, unrelated directors, and none have ever held a position with Harris Steel Group Inc. or its subsidiaries.

Geno F. Francolini
Barrie D. Rose
James W. Leech

The Compensation Committee reviews and makes recommendations to the Board of Directors on remuneration for the Corporation's senior management. In 2004, the Compensation Committee met twice. The report of the Compensation Committee for 2004 compensation is as follows:

Management Compensation Philosophy

Harris Steel Group Inc.'s main goal is to motivate its management by establishing policies which will maximize entrepreneurial efforts. The compensation program is designed to create a performance-based culture, where performance is measured at the pre-tax operating profits level and the emphasis is on individual and business unit autonomy.

The compensation program consists of three primary components: salaries, benefits and profit-sharing bonus.

The Corporation does not have long-term incentive plans and does not grant stock options.

The Corporation has no executive pension plan but executives participate in the company-wide Group R.R.S.P.

Bonuses

The Corporation's principal form of incentive program is through profit-sharing bonuses. Executives have been awarded a specific percentage of the annual pre-tax operating profit of the units for which they are responsible. If those units were not profitable, the executive was not awarded a bonus.

Executives with corporate responsibilities were awarded a percentage of the pre-tax operating profit of the Corporation.

Profit-sharing bonus percentages, except for Milton Harris's and John Harris's, were set by the Chief Executive Officer in consultation with the executives and were reviewed by the Compensation Committee.

The Corporation's profit-sharing plan has been applied consistently over many years. The executives' profit-sharing bonuses are not subject to maximums. The bonuses vary in proportion to operating profits.

Base Salaries

Base salaries are established by relating salary levels of executives of Harris Steel Group Inc. to executives having comparable senior managerial responsibilities within organizations in similar industries. Unless a significant change in an executive's responsibility occurs, base salaries are adjusted only when company-wide increases are granted (by the same percentage-rate increase all employees receive).

Chief Executive Officer

The Compensation Committee reviews remuneration for the Chief Executive Officer on an annual basis to ensure his base salary and performance bonus reflect market realities and the contribution made by the Chief Executive Officer to the Corporation. The Chief Executive Officer receives a performance bonus equal to a specific percentage of the annual pre-tax profit of the Corporation. In 2004, the compensation for the Chairman and Chief Executive Officer, Milton E. Harris, was salary of $574,462, which was a 6% increase from salary of $540,855 in 2003. The profit-sharing bonus paid for 2004 to Mr. Harris was $4,078,641, an increase from the profit-sharing bonus for 2003 of $308,114. This increase is commensurate with the earnings increase in 2004, where earnings of $71.5 million in 2004 compare to earnings in 2003 of $4.5 million. The Compensation Committee believes that both the salary and bonus paid to Mr. Harris in 2004 are consistent with peer group standards and appropriate given the record earnings year.

Report submitted by:	Geno F. Francolini	Barrie D. Rose
	James W. Leech	

Compensation of Directors

Each director of the Corporation, other than a director who is also an executive officer, was paid in 2004 an annual director's fee of $20,000; a fee of $1,000 for attending each in-person meeting of the directors and each in-person meeting of committees of the directors; and a fee of $800 for participating in each meeting of the directors and each meeting of committees of the directors held by conference telephone call.

Directors' and Officers' Liability Insurance

The Corporation provides liability insurance for directors and officers of the Corporation and its subsidiaries. The premium for the policy term from July 1, 2004 to July 1, 2005 was $51,000, which was paid for by the Corporation. The policy limit is $10,000,000 per year with an aggregate deductible of $100,000 per claim for the Corporation. The individual directors and officers of the Corporation and its subsidiaries are insured for losses arising from claims against them for certain of their acts, errors or omissions as such. The Corporation also is insured against any loss arising out of any liability that it may be required or permitted by law to pay to directors or officers in respect of such claims.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in shares of the Corporation on December 31, 1999 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Steel Index for the five most recently completed years (assuming reinvestment of dividends). All historical values have been adjusted to reflect the 2004 share reclassification and stock split.

During this period, the total cumulative shareholder return for $100 invested in Harris Steel Group Inc. shares was $373 as compared with $119 for the S&P/TSX Composite Index and $140 for the S&P/TSX Steel Index.


$400
$350
$300
$250
HSG
$200
S&P/TSX Steel Index
$150
S&P/TSX Composite Index
$100
$50

	1999/12	2000/12	2001/12	2002/12	2003/12	2004/12
HSG	$100	$ 71.39	$93.25	$103.29	$ 99.99	$372.52
S&P/TSX Steel Index	$100	$ 55.83	$65.88	$ 64.77	$ 83.04	$140.45
S&P/TSX Composite Index	$100	$107.41	$93.91	$ 82.23	$104.20	$119.29

Assuming an investment of $100 and the reinvestment of dividends

TSX Corporate Governance Guidelines

We've disclosed below a comparison of the Corporation's governance practices with the TSX corporate governance disclosure guidelines. Responsibility for these guidelines is in transition, and will shift to the Canadian Securities Administrators ("CSA"). However, for reporting the 2004 fiscal year, we have been advised to disclose in reference to the TSX Guidelines as the new CSA Guidelines have not yet been finalized.

TSX Corporate Governance Guidelines	Comments
1. The Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for:	The mandate of the Board is described in the individual committee mandates, and is to assume oversight responsibility for management and to ensure that management acts in the best interests of the company. In fulfilling this duty, the Board is guided by: - the company's articles of incorporation and by-laws - the Terms of Reference of the Audit Committee - Canadian regulatory policy
a) Adoption of a strategic planning process.	Whereas the Board has not formally adopted a strategic planning process, the Board meets annually with management to hear from management the budget and outlook for each division. This meeting is held during the first quarter of each year when yearly budget planning has been done by each division. During this meeting, senior operating executives present their budget forecast for the year including planned capital expenditures. Directors discuss and question management regarding strategic thinking on steel prices, supply and demand conditions, expansion plans, labour conditions, etc. On a quarterly basis, the directors review and discuss with management these items as they evolve.

TSX Corporate Governance Guidelines *(continued)*

TSX Corporate Governance Guidelines	Comments
b) Identification of principal risks and implementing risk management systems	The principal risks inherent in the Corporation's business are outlined in the Company's Annual Information Form for 2004. Specific risks and risk management are disclosed in the Company's Annual Report and annual filed documents, and are reviewed by the Board prior to publication.
c) Succession planning, including appointing, training and monitoring senior management	The Board and management of Harris Steel Group Inc. have been planning for succession, including appointing, training and monitoring senior management. Mr. Milton E. Harris was replaced by Mr. John Harris as Chairman and Chief Executive Officer effective March 28, 2005. Mr. Paul Kelly has been appointed President and Chief Operating Officer, and Mr. F. Wesley Colling has replaced Mr. John Harris as President of Harris Rebar. At Fisher & Ludlow, past President Derek Price retired in 2005 and has been replaced by Brian Rutter, formerly Vice-President, who is now President of Fisher & Ludlow. Every year, the compensation committee of the Board reviews all senior management compensation by division and discusses succession planning. Harris Steel Group Inc. takes pride in its employee and management retention rates, and we believe our employee turnover is considerably below the average for industrial companies. For example, at our Laurel Steel division, we had in 2004 over 60% of employees who had been with the company for over 10 years, and over 30% had been with the company for over 20 years. This retention rate allows us to cultivate a pool of experienced employees.
d) Communications Policy	Our Communications Policy dictates that all material information is to be communicated in an accurate and timely manner by press release and the appropriate regulatory filing. The Board, either directly or through the activities of the audit committee, reviews all quarterly and annual financial statements and related management discussion and analysis, earnings releases, management information circulars, annual information forms and financing documents including prospectus material.
e) Integrity of internal control and management information systems	We have not yet implemented a formal system which would allow the Board to satisfy itself that internal controls and management information systems are in place and are constantly being tested. To date, this function has been a management responsibility without extending oversight responsibility to the Board. However, as part of the Audit Committee mandate and as disclosed in the Audit Committee Terms of Reference, which is reprinted in full in the Annual Information Form of March 16, 2005, the Audit Committee evaluates the control systems established by management to assess the appropriateness of the internal controls and their effective operation. In addition, in preparation for the implementation of Bill 198, the Audit Committee has asked and management has agreed to supply ongoing reports as we prepare for the implementation of Bill 198 compliance.
2. The board of directors of every corporation should be constituted with a majority of directors who qualify as unrelated directors. If the corporation has a Significant shareholder (often referred to as "controlling shareholder") the board should include, in addition to a majority of unrelated directors, a number of directors who do not have interests in or relationships with either the corporation or its Significant shareholder, so as to equitably reflect the investment in the corporation of the other shareholders.	In 2004, the Board had a controlling shareholder, Milton E. Harris, who was the founder and former Chairman and CEO. Prior to the secondary offering which closed Feb. 1, 2005, Mr. Milton Harris, through Milton Harris Investments (1998) Limited, held approximately 64% of the outstanding common shares. After a secondary offering which closed February 1, 2005, Milton Harris Investments (1998) Limited and Milton Harris Investments Limited held 49% of the issued and outstanding shares. Mr. Milton Harris was replaced by John Harris as Chairman and CEO effective March 28, 2005. Currently, the Corporation does not have a Significant shareholder and the majority of the directors (six out of ten) are independent and unrelated, as those terms are used in the TSX Guidelines. Under these guidelines, an "unrelated director" is independent of management and does not have any business interest **Governance Guidelines** *(continue on the next page)*

TSX Corporate Governance Guidelines	Comments
	or other relationship that could, or could reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. A "related" director is one who is not an "unrelated" director.
3. Disclose for each director whether he or she is related or unrelated, and how we reached that conclusion.	The Board, with assistance from the Nominating and Governance Committee as well as legal counsel, determines the related party status of each director. To make this decision, the Board considers all relationships with the Corporation and its subsidiaries. To assist the Board in its determination, all directors and officers receive a detailed questionnaire which includes disclosure of any material interest and business relationships with the Corporation plus shareholdings. The Board has determined that the "unrelated" directors are James W. Leech, Geno F. Francolini, the Hon. J. Judd Buchanan, Barrie D. Rose, Sheldon Aaron and Bruce Timmerman. None of these directors work in the day-to-day operations of the Corporation or any of its subsidiaries. In addition, none are party to any material contract with the Corporation or any of its subsidiaries, and none receive any fees from the Corporation, other than directors' fees and expenses. Paul Kelly is an executive director, John Harris is an executive Chair, and Dale Lastman is considered "related" because of his position with Goodmans LLP. Mr. Lastman is Co-Chair of Goodmans, which has provided legal counsel to Harris Steel Group for over 15 years. Mr. David Harris was a related party director in 2004 and continues to be a related party director, as he is the son of Milton E. Harris and, together with John Harris, can exercise voting control over the shares currently held by the Estate of Milton E. Harris (see "Principal Shareholder").
4. Appoint a committee responsible for the appointment and assessment of directors composed exclusively of outside directors (i.e., non-management directors), the majority of whom are unrelated.	Effective February, 2005, the Board appointed Geno Francolini as lead director and Chair of the newly formed Governance & Nominating Committee. The other members of this committee are the Hon. J. Judd Buchanan and Dale Lastman. All three members of the committee are outside directors, with two of the three being unrelated (Dale Lastman is a "related" director, as defined in Guideline 3). We selected the three directors to form this committee because of their a) securities law, disclosure and governance expertise (Dale Lastman); b) public company experience including other Chair and lead director positions (Geno Francolini, Dale Lastman and the Hon. J. Judd Buchanan) and c) network of contacts who might be considered valuable in selecting future directors (Geno Francolini, Dale Lastman and the Hon. J. Judd Buchanan).
5. Implement a process for assessing the effectiveness of the Board as a whole, its Committees and the contribution of individual directors.	Currently, we do not have a formal mechanism to evaluate the Board. However, with the establishment of our Nominating & Governance committee, the Terms of Reference for the Committee are being formalized which will fulfill this function. Currently, each director is elected to serve a one year term, and can be re-elected each year provided that the director fulfills his or her mandate. New director candidates are currently proposed by management or by current directors for evaluation by the Nominating and Governance Committee.
6. Provide orientation and education programs for new directors.	We do not currently provide a formal education program to new directors. Six of our 10 directors have been with us for over ten years. Our only new director appointments in 2004 were Mr. Paul Kelly and Mr. Dale Lastman, who knows the Corporation well in his capacity as Co-Chair of Goodmans LLP. Goodmans LLP has provided legal services to Harris Steel Group for over 15 years. Going forward, we agree that an orientation and education program for new directors must be addressed as a high priority. Some aspects of this program will include facilities tours, a higher number of in-person meetings, and increased time devoted to discussions of strategy in the context of our regular Board meetings and yearly budget meeting.

TSX Corporate Governance Guidelines	Comments
7. Examine the size of board to determine whether the number of directors facilitates effective decision making.	The Board currently believes that its size and composition is appropriate for effective decision making. Decisions on intentions to reduce or expand the Board will be considered by the Nominating and Governance committee.
8. Review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the risks and responsibilities involved in being an effective director.	On an annual basis, the compensation committee reviews both compensation paid to directors as well as compensation paid to management. In assessing director compensation, the committee reviews external surveys and other third party information. See "Compensation of Directors" for compensation received in 2004. The directors receive an annual retainer and attendance fees as compensation for their activities as directors, and are also entitled to reimbursement for out-of-pocket expenses for attendance at committee or Board meetings including travel. As of March 16, 2005, the Board also approved the implementation of a Chair retainer fee for the Audit Committee Chair, of $10,000 per year in addition to regular retainer and per meeting fees. Effective February, 2005, the Board appointed Geno F. Francolini as lead director. As lead director, Mr. Francolini receives an annual retainer of $28,000 in addition to his director retainer and his per meeting fees. The lead director retainer also compensates Mr. Francolini for his position as Chair of the Nominating & Governance Committee and Chair of the Compensation Committee. Harris Steel Group does not provide any compensation in the form of equity (options, warrants, deferred sales units) to directors.
9. Committees should generally be composed of non-management directors, a majority of whom are unrelated.	The Board has delegated certain of its responsibilities to three committees, each of which has specific roles and responsibilities as defined by the Board. The Audit Committee and Compensation Committee are comprised exclusively of independent, unrelated directors as follows: Audit Committee: Barrie Rose (Chair), Geno Francolini, Bruce Timmerman, the Hon. J. Judd Buchanan and James Leech. The Audit Committee met three times in 2004. Compensation Committee: Geno Francolini (Chair), James Leech, Barrie Rose. The Compensation Committee met twice in 2004. Nominating and Governance Committee: Geno Francolini (Chair), the Hon. J. Judd Buchanan, Dale Lastman. All committee mandates are disclosed on the Company's website at www.harrissteel.com.
10. Appoint a committee responsible for the Corporation's approach to corporate governance issues.	In February, 2005, the Board established the Nominating and Corporate Governance Committee. To date, the Committee has held one in person meeting.
11. (a) The Board, together with the Chief Executive Officer, should develop position descriptions for the Board and Chief Executive Officer, involving definition of the limits to Management's responsibility.	The Corporation was founded in 1954 as a private company by Milton E. Harris. From public company inception until 2005, Mr. Milton Harris served as the Chairman and Chief Executive Officer. During that time, neither the Board nor management saw the establishment of a written position description as a priority. This remains true, as John Harris, Chairman and Chief Executive Officer, has been with the Corporation since 1974, and has served as President and Chief Operating Officer from 1994 until his appointment in 2005.
(b) Board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.	To date, we have not implemented a formal approval system for the Board to approve or develop corporate objectives which the Chief Executive Officer is responsible for meeting. **Governance Guidelines** *(continue on the next page)*

TSX Corporate Governance Guidelines *(continued)*

TSX Corporate Governance Guidelines	Comments
12. Establish structures and procedures to enable to Board to function independently of Management.	The Board has appointed a lead director, and has also established regular In Camera meetings as part of the yearly calendar of meetings. The main responsibilities of the lead director are to enhance Board effectiveness and efficiency, to ensure that the Board maintains its independence; and to work with the Chair in managing the Board and Board processes.
13. (a) Ensure an Audit Committee has a specifically defined mandate setting out its roles and responsibilities, has direct communication channels with internal and external auditors and has oversight responsibility for Management reporting and internal control.	The Board has adopted an Audit Committee Terms of Reference which specifically defines the roles and responsibilities of the Audit Committee. The Audit Committee Terms of Reference is included in its entirety in the Annual Information Form of March 16, 2005.
(b) All members of the Audit Committee should be non-management directors.	As referenced above, all members of the Audit Committee are non-management, unrelated directors.
14. Implement a system to enable individual directors to engage outside advisors at the Corporation's expense, in appropriate circumstances.	The Board supports Committee Chairs engaging an independent advisor (legal, accounting, or other related party expertise) at the expense of the Corporation in appropriate circumstances. There is no formal approval process for engaging an independent advisor, but authority for this process is included in the Terms of Reference of the Audit Committee of the Board.

Appointment of Auditors

The firm of PricewaterhouseCoopers LLP, Chartered Accountants, will be nominated for reappointment as auditors of the Corporation until the next annual meeting of shareholders at a remuneration to be fixed by the directors. Coopers & Lybrand, one of the predecessor firms which merged to form PricewaterhouseCoopers LLP, was first appointed as auditors of the Corporation on June 10, 1982.

Additional Information

Copies of the Corporation's most recent Annual Information Form, this information circular and Annual Report, including comparative financial statements for the year ended December 31, 2004 and Management's Discussion and Analysis are available on the Internet site of SEDAR at **www.sedar.com** and on our corporate website at **www.harrissteel.com**. In the alternative, copies will be sent by the Corporation to any person upon request addressed in writing to the Corporation's Investor Relations Manager at 4120 Yonge Street, Suite 404, Toronto, Ontario, M2P 2B8.

APPROVAL BY THE BOARD OF DIRECTORS

The Board of Directors of the Corporation has approved the contents and sending of this management information circular.

"Signed"
FLORA WOOD
Corporate Secretary

April 15, 2005

HARRIS STEEL GROUP INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual meeting of shareholders of Harris Steel Group Inc. (the "Corporation") will be held in the TSX Gallery, 130 King St. West, Exchange Tower, Toronto, Ontario, Canada on Thursday, May 19, 2005 at the hour of 4:00 o'clock in the afternoon for the following purposes:

1. To receive the annual report of the Corporation and the consolidated financial statements of the Corporation for the years ended December 31, 2004 and 2003 together with the report of the auditors thereon;
2. To elect directors;
3. To appoint auditors and authorize the directors to fix the remuneration of the auditors;
4. To transact such further and other business as may properly come before the meeting or any adjournments thereof.

A copy of the annual report, management information circular and management's discussion and analysis of results of operations and financial condition accompany this notice.

As a substantial representation of shareholders is desired, if you are not able to be present personally, kindly sign and return the form of proxy accompanying this notice in the envelope provided for that purpose, or follow the telephone or internet voting instructions specified by CIBC Mellon Trust Company.

DATED at Toronto this 15th day of April, 2005

By Order of the Board of Directors

"Signed"
FLORA WOOD
Corporate Secretary

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Harris Steel Group Announces Strong First Quarter 2005 Earnings

TSX:HSG

TORONTO, May 5 /CNW/ - Harris Steel Group (HSG:TSX), a leading North American steel fabricator and processor, today reported results for the quarter ended March 31, 2005. Earnings for the quarter were $12.1 million or $0.45 per share compared to earnings of $0.46 in the first quarter of 2004. The first quarter of 2004 included a $7.8 million gain on the sale of a 50% interest in the Company's U.S. reinforcing steel operations to Nucor Corporation ("Nucor"). Excluding this gain, earnings in first quarter, 2004 were $4.5 million, or $0.17 per share. Earnings for the first quarter of 2005, were 38.4 % lower compared to fourth quarter 2004 earnings of $0.73 per share, (excluding the Nucor earn-out proceeds of $0.05 per share recorded in the fourth quarter). Seasonality in the construction sector has always favoured the second half of the year over the first half, with the period between fourth quarter and first quarter of the next year producing declines historically. Within this context, earnings for the period ended March 31, 2005, established a new first quarter record for earnings (excluding one-time gains) exceeding the previous record established in first quarter 2000 by 66.7%.

Both the reinforcing and industrial products segments had record first quarters, with the reinforcing segment contributing earnings before tax of $11.7 million, compared to a break-even result in the first quarter sales of last year. Within the reinforcing segment, the most significant turnaround in margins occurred in the U.S. operations. The industrial products segment had earnings before tax of $9.8 million, an increase of 42.9% over the comparable period in 2004.

Sales of $192.7 million in the first quarter of 2005 are also a historical record, up 44.9% year over year, where first quarter 2004 had been our previous first quarter sales record.

Sales in the reinforcing products segment were $120.2 million, an increase of 51.0% over first quarter 2004 sales of $79.6 million and representing 62.4% of consolidated sales. Sales of industrial products were $72.5 million, up 35.9% from sales in the first quarter of 2004. Industrial products sales contributed 37.6% of total sales.

Shareholders' Equity at the end of the first quarter was $283.2 million, an increase of $9.7 million, or 3.5% from the value at the end of 2004 of $273.6 million.

Results are summarized as follows, with all per-share values and share amounts for first quarter 2004 being shown in split-adjusted form to reflect the 4:1 stock split that was approved in June, 2004:

<<

$Cdn 000's Except per share amounts	For the Three Months Ended Mar. 31. (Unaudited)			
		2005		2004
Sales	$	192,657	$	132,938
Earnings For the Period	$	12,093	$	12,286
Earnings Per Share	$	0.45	$	0.46(x)

Avg. No. of Common Shares Outstanding	26,924,320	26,624,320
No. of Common Shares outstanding at March 31	26,924,320	26,624,320

(x) Earnings for the period ended March 31, 2004, included a $7.8 million gain on the sale of a 50% interest in the Company's U.S. reinforcing operations to Nucor. Excluding this gain, earnings for the three months ended March 31, 2004 were $4.5 million or $0.17 per share.

Mr. John Harris, Chairman and Chief Executive Officer, stated, "Our first quarter results for 2005 provide an illustration of the fact that cyclical trends in the two reportable segments often run counter to each other. Even though we had a record first quarter in both reinforcing products and industrial products, we're experiencing margin pressure in our industrial products segment, consistent with industry reports of softening automotive demand, surcharge contraction and modest pricing pressure. We expect that first quarter this year will represent the strongest quarter in the industrial products group in 2005. On the other hand, first quarter results in the reinforcing products segment show the positive impact of shipping against a higher priced order backlog, particularly for our U.S. based operations. Going forward, the conditions that characterized the reinforcing products market in first quarter continue to prevail and we anticipate a good year."

The Board of Directors approved a quarterly dividend of $0.09 per common share payable June 30, 2005 to shareholders of record June 16, 2005.

Financial statements are attached below, and full financial statements including Notes and Management's Discussion and Analysis of Results of Operations and Financial Condition will be filed on SEDAR by May 13, 2005.

Harris Steel Group Inc. will hold a conference call and webcast to discuss results today at 4:00 pm eastern time. This call will be hosted by John Harris, Chairman and Chief Executive Officer, Paul Kelly, President and Chief Operating Officer and Douglas Deighton, Chief Financial Officer. To participate in the call, please dial 416-640-4127 or 1-800-814-4941 (toll-free from Canada only). No passwords are required. The conference call will be recorded and available for replay approximately one hour after the completion of the call, up until midnight of May 12, 2005. To listen to the replay, please dial 416-640-1917 or 1-877-289-8525 and enter pass code 21122793 followed by the number sign.

To access the live audio webcast, please go to www.cnxmarketlink.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1112760 and click on "Webcast". The webcast will be archived through the same link and also at www.harrissteel.com.

About Harris Steel Group

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The company serves all of Canada, and the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

HARRIS STEEL GROUP INC.
CONSOLIDATED BALANCE SHEETS

As at March 31, 2005 and December 31, 2004
(Numbers in thousands of dollars)

Assets	March 31, 2005	December 31, 2004
	(Unaudited)	
Current Assets		
Cash	$ 21,149	$ 38,530
Accounts receivable	150,211	153,312
Inventories	173,540	171,817
Prepaid expenses and deposits	2,581	2,694
	347,481	366,353
Note Receivable	2,156	2,156
Pension and Health Benefit Plans	564	698
Property, Plant and Equipment	60,158	54,664
	$ 410,359	$ 423,871

Liabilities		
Current Liabilities		
Bank indebtedness	$ 35,524	$ 26,312
Accounts payable and accrued liabilities	54,098	66,607
Income and other taxes payable	365	22,881
Future income taxes	9,390	8,353
	99,377	124,153
Future Income Taxes	4,673	4,706
Non-controlling interest	23,072	21,445
Shareholders' Equity		
Capital Stock	16,196	16,196
Retained Earnings	267,041	257,371
	283,237	273,567
	$ 410,359	$ 423,871

HARRIS STEEL GROUP INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(Numbers in thousands of dollars except shares and per share amounts)

	For the Three Months Ended March 31	
	2005	2004
Sales	$ 192,657	$ 132,938
Cost of Sales	159,705	117,491
	32,952	15,447
Expenses		
Selling and administrative	10,875	8,250
Foreign exchange gains	(818)	(830)
Interest	52	4
Depreciation	1,411	1,236
	11,520	8,660
Earnings Before the Undernoted	21,432	6,787
Gain on Sale of Shares in Subsidiary	-	7,757
Earnings Before Income Taxes	21,432	14,544
Provision For (Recovery Of) Income Taxes		
Current	6,708	3,326
Future	1,004	(735)
	7,712	2,591
Earnings Before Non-Controlling Interest in (Earnings) Loss of Subsidiary	$ 13,720	$ 11,953
Non-Controlling Interest in (Earnings) Loss of Subsidiary	(1,627)	333
Earnings For the Period	$ 12,093	$ 12,286
Earnings Per Share	$ 0.45	$ 0.46
Average number of shares outstanding	26,924,320	26,624,320
Number of shares outstanding at March 31	26,924,320	26,624,320

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)
(Numbers in thousands of dollars except shares and per share amounts)

	For the Three Months Ended March 31	
	2005	2004
Balance - Beginning of Period	$ 257,371	$ 191,139
Earnings for the period	12,093	12,286
	269,464	203,425
Dividends	(2,423)	(399)
Balance - End of Period	$ 267,041	$ 203,026

HARRIS STEEL GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(Numbers in thousands of dollars)

	For the Three Months Ended March 31	
	2005	2004
Cash Provided By (Used In) :		
Operating Activities		
Earnings for the period	$ 12,093	$ 12,286
Non-controlling interest in earnings (loss) of subsidiary	1,627	(333)
Gain on sale of shares in subsidiary	-	(7,757)
Depreciation	1,411	1,236
Decrease in future income taxes - long-term	(33)	(12)
Foreign exchange loss on bank indebtedness held in foreign currency	33	134
Decrease in accounts receivable	3,101	11,472
Increase in inventories	(1,723)	(15,776)
Decrease in income and other taxes recoverable	-	2,842
Decrease in prepaid expenses and deposits	113	583
Decrease in pension and health benefit plans	134	-
Decrease in accounts payable and accrued liabilities	(12,509)	(8,371)
Decrease in income and other taxes payable	(22,516)	-
Increase (decrease) in future income taxes - current	1,037	(723)
	(17,232)	(4,419)

Investing Activities
Net additions to property, plant and

equipment	(6,905)	(2,279)
Net proceeds from sale of shares in subsidiary	-	27,547
	(6,905)	25,268
Financing Activities		
Dividends	(2,423)	(399)
Increase in bank indebtedness	9,212	14,812
	6,789	14,413
Foreign exchange loss on bank indebtedness held in foreign currency	(33)	(134)
Cash - Beginning of Period	38,530	-
Cash - End of Period	$ 21,149	$ 35,128

HARRIS STEEL GROUP INC.
SEGMENTED INFORMATION

For the Three Months Ended March 31, 2005 and 2004
(Unaudited)
(Numbers in thousands of dollars)

	Reinforcing Products	Industrial Products	Other Corporate	Total
	$	$	$	$
2005				
Total sales	120,152	73,008	-	193,160
Intersegment sales	-	(503)	-	(503)
	120,152	72,505	-	192,657
Depreciation	518	890	3	1,411
Earnings (loss) before income taxes	11,673	9,822	(63)	21,432
Inventories	105,404	68,136	-	173,540

Property, plant and equipment	23,314	36,807	37	60,158
Total assets	231,730	155,743	22,886	410,359
2004				
Total sales	79,586	54,036	-	133,622
Intersegment sales	-	(684)	-	(684)
	79,586	53,352	-	132,938
Depreciation	388	846	2	1,236
Earnings before income taxes	9	6,872	7,663(x)	14,544
Inventories	75,538	39,516	-	115,054
Property, plant and equipment	15,849	34,972	47	50,868
Total assets	160,010	122,670	27,953	310,633

(x) Includes gain on sale of shares in subsidiary

>>
%SEDAR: 00008000E

/For further information: please contact: Flora Wood, Investor Relations, (416) 590-9549, or toll-free 1-866-585-0089, email flora(at)harrissteel.com; Corporate Office, (416) 590-9549/
(HSG.)

CO: Harris Steel Group Inc.

CNW 08:00e 05-MAY-05

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

Form 52-109FT2

HARRIS STEEL GROUP INC.

I, John Harris, Chief Executive Officer of Harris Steel Group Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Harris Steel Group Inc. (the "issuer") for the interim period ending March 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 5, 2005

"Signed"
John Harris
Chairman and Chief Executive Officer

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

Form 52-109FT2

HARRIS STEEL GROUP INC.

I, Douglas Deighton, Chief Financial Officer of Harris Steel Group Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Harris Steel Group Inc. (the "issuer") for the interim period ending March 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 5, 2005

"Signed"
Douglas Deighton
Chief Financial Officer

HARRIS STEEL GROUP INC.

INTERIM REPORT TO SHAREHOLDERS

THREE MONTHS ENDED MARCH 31, 2004

REPORT TO THE SHAREHOLDERS

I am pleased to report on a very strong First Quarter. The $1.85 per share earnings includes a gain of $1.17 on the sale of 50% of our U.S. reinforcing steel company to Nucor, the largest and most successful steel company in the United States.

The excellent first quarter operating result demonstrates the extreme market volatility which I commented on in my March 4th press release of our unaudited results for the 2003 year. Even at the beginning of March we believed that low-priced contracts and high-priced steel purchases would make it very difficult to produce operating profits in the first half.

The almost 100 million dollar inventory on January 1st, however, has allowed us to balance low inventory costs with sharply-higher sales prices and produce an exceptionally strong month of March. This should continue to improve.

Our Board has approved a proposal that will go to a Special Meeting of the Shareholders that will be held in conjunction with the Annual Meeting on June 22nd.

This proposal consists of two provisions:

1. The A and B shares to be merged into a single class of share, with one vote per share.
2. The shares will be split 4 for 1.

The Board has decided not to renew the Normal Course Issuer bid that expires on May 16, 2004.

We have declared a dividend of $.24 per share payable June 30, 2004, record date June 16, 2004.

After the stock split this will become a normal $.06 per share on the new 4 for 1 shares.

The purpose of these actions is to begin a process that will give liquidity to all shareholders, small and large, who want to buy or sell our shares.

Because of the strong cash position of our company, it makes no sense for us to issue Treasury shares.

Sooner or later, therefore, this improved liquidity can only happen if several of our major shareholders sell a significant portion of their stock.

Toronto, Canada
May 10, 2004

Milton E. Harris, O.C.
Chairman and Chief Executive Officer

Results of Operations

The result for the first three months of 2004 was earnings of $ 12.3 million, (or $1.85 per share) compared to a loss of $2.5 million, (or ($0.38) per share) in the first quarter of 2003. The result for 2004 includes a gain of $7.8 million from the sale of a 50% interest in the company's U.S. reinforcing steel products operations to Nucor Corporation (Nucor). This gain, upon which no income taxes will be payable, has added $1.17 per share to earnings in the period. Excluding this gain, earnings per share were $0.68 for the quarter.

Under the terms of the transaction agreements with Nucor, the company continues to control and manage its United States reinforcing steel operations, and accordingly the results of these operations are consolidated in the company's financial statements. Nucor's interest in the equity and results of operations of those subsidiaries are shown separately as Non-Controlling Interests.

Sales for the three months were $132.9 million compared to $112.9 million last year reflecting sharply higher sales prices across all product lines and strong volume demand for our products. These higher prices, combined with inventory purchased at lower prices before recent increases, have begun to result in significantly higher margins.

2004 results include foreign exchange gains of $0.8 million before income taxes compared to losses of $3.9 million before income taxes in the first quarter of 2003. Foreign exchange gains or losses will fluctuate with the Canadian to U.S. dollar exchange rate.

Selling and administrative expenses have increased sharply to $8.3 million in 2004 compared to $5.3 million in the first quarter of 2003, in large part due to management and employee profit sharing accruals on the significantly higher earnings levels for the period.

Cash Flows

The company's net cash position has improved significantly as a result of the funds (U.S. $21 million) received from the aforementioned sale of a 50% interest in its U.S. reinforcing steel operations to Nucor. At March 31, 2004 the company had cash of $35.1 million and bank indebtedness of $22.5 million compared to bank indebtedness of $7.7 million at December 31, 2003. Subsequent to the Nucor transaction, United States bank financing is provided on a stand-alone basis with no recourse to the company or Nucor.

The cost of the company's inventory has grown by $15.8 million in the first quarter of 2004. This reflects the sharp rise in steel prices for the replacement of inventory. A reduction in accounts receivable of $11.5 million in a period of strong sales such as the first quarter of 2004 is indicative of strict credit terms the company is applying to customers in the current volatile steel supply situation.

In the first quarter of 2004 capital expenditures totalled $2.3 million, compared to $0.8 million in 2003. There are no major capital projects ongoing at this time.

The company paid dividends of $399,000 in the first quarter of 2004, compared to $404,000 in the first quarter of 2003. The quarterly dividend rate has remained constant at 6 cents per share. The company has declared a dividend of 24 cents per share for the second quarter of 2004.

Under a proposal to be presented at the annual and special meeting of shareholders on June 22, 2004, approval will be sought to merge the Class A Non-Voting Shares and Class B Voting Shares into a single class of share with one vote per share, and to then split this new class on a 4 for 1 basis. The dividend for the post-split common shares is expected to be $.06 per quarter.

The company plans to continue to fund its operations, capital expenditures and dividends from current operating cash flows.

Financial Condition

Shareholders' equity at March 31, 2004 was $217.1 million; at December 31, 2003 it was $205.2 million. Working capital increased to $189.6 million at March 31, 2004 from $159.3 million at December 31, 2003.

Toronto, Canada
May 10, 2004

CONSOLIDATED BALANCE SHEETS

As at March 31, 2004 and December 31, 2003

Assets	March 31, 2004	December 31, 2003
	(Unaudited)	
Current Assets		
Cash	$ 35,128,336	$ –
Accounts receivable	104,043,999	115,515,798
Inventories	115,053,551	99,277,442
Income and other taxes recoverable	3,340,682	6,183,319
Prepaid expenses and deposits	2,198,884	2,781,644
	259,765,452	223,758,203
Property, Plant and Equipment	50,867,971	49,825,239
	$ 310,633,423	$ 273,583,442
Liabilities		
Current Liabilities		
Bank indebtedness	$ 22,519,498	$ 7,707,747
Accounts payable and accrued liabilities	42,943,350	51,313,857
Future income taxes	4,690,000	5,413,000
	70,152,848	64,434,604
Future Income Taxes	3,958,000	3,970,000
Non-Controlling Interest (note 7)	19,456,979	–
Shareholders' Equity		
Capital Stock (note 8)	14,039,544	14,039,544
Retained Earnings	203,026,052	191,139,294
	217,065,596	205,178,838
	$ 310,633,423	$ 273,583,442

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

HARRIS STEEL GROUP INC.

	For the Three Months Ended March 31	
	2004	2003
Sales	$ 132,937,511	$ 112,875,918
Cost of Sales	117,490,788	104,493,602
	15,446,723	8,382,316
Expenses		
Selling and administrative	8,250,001	5,347,338
Foreign exchange (gains) losses	(829,945)	3,892,445
Interest	4,097	93,339
Depreciation	1,236,401	1,202,037
Gain on sale of shares in subsidiary (note 5)	(7,757,258)	–
	903,296	10,535,159
Earnings (Loss) Before Income Taxes	14,543,427	(2,152,843)
Provision For (Recovery Of) Income Taxes		
Current	3,325,726	950,288
Future	(735,000)	(579,000)
	2,590,726	371,288
Earnings (Loss) For the Period Before Non-Controlling Interest	11,952,701	(2,524,131)
Non-Controlling Interest In Loss Of Subsidiaries (note 7)	333,421	–
Earnings (Loss) For the Period	$ 12,286,122	$ (2,524,131)
Earnings (Loss) Per Share (note 6)	$ 1.85	($ 0.38)
Average number of shares outstanding	6,656,080	6,725,480
Number of shares outstanding at March 31 – Class A	4,419,830	4,434,630
– Class B	2,236,250	2,290,850
	6,656,080	6,725,480

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the Three Months Ended March 31, 2004 and 2003
(Unaudited)

	2004	2003
Balance – Beginning of Period	$ 191,139,294	$ 189,519,785
Earnings (loss) for the period	12,286,122	(2,524,131)
	203,425,416	186,995,654
Dividends	(399,364)	(403,529)
Balance – End of Period	$ 203,026,052	$ 186,592,125

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended March 31	
	2004	2003
Cash Provided By (Used In):		
Operating Activities		
Earnings (loss) for the period	**$ 12,286,122**	$ (2,524,131)
Non-controlling interest in loss of subsidiaries	**(333,421)**	–
Gain on sale of shares in subsidiary	**(7,757,258)**	–
Depreciation	**1,236,401**	1,202,037
Future income taxes – long-term	**(12,000)**	(27,000)
Foreign exchange loss (gain) on bank indebtedness held in foreign currency	**133,722**	(1,042,700)
Decrease in accounts receivable	**11,471,799**	12,117,085
(Increase) decrease in inventories	**(15,776,109)**	3,724,541
Decrease (increase) in income and other taxes recoverable	**2,842,637**	(2,083,093)
Decrease in prepaid expenses and deposits	**582,760**	243,465
Decrease in accounts payable and accrued liabilities	**(8,370,507)**	(12,360,509)
Decrease in future income taxes – current	**(723,000)**	(552,000)
	(4,418,854)	(1,302,305)
Investing Activities		
Net additions to property, plant and equipment	**(2,279,133)**	(797,133)
Net proceeds from sale of shares in subsidiary	**27,547,658**	–
	25,268,525	(797,133)
Financing Activities		
Dividends	**(399,364)**	(403,529)
Increase in bank indebtedness	**14,811,751**	1,460,267
	14,412,387	1,056,738
Foreign exchange (loss) gain on bank indebtedness held in foreign currency	**(133,722)**	1,042,700
Cash - Beginning of Period	$ –	$ –
Cash - End of Period	**$ 35,128,336**	$ –

Supplemental Cash Flow Disclosures:		
Interest (received) paid	**$ (16,332)**	$ 105,084
Income taxes paid	**$ 1,621,907**	$ 3,186,337

1. Basis of Presentation

These interim consolidated financial statements do not include all the disclosures required under Canadian generally accepted accounting principles for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the company for the years ended December 31, 2003 and 2002.

2. Accounting Policies

The accounting policies followed in the preparation of these interim consolidated financial statements are consistent with the accounting policies and their methods of application used in the preparation of the consolidated financial statements for the years ended December 31, 2003 and 2002, except as outlined in note 3 below.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries over which it has control. Non-controlling interest represents the share of equity interests in consolidated subsidiaries that are owned by other shareholders.

4. Cyclicality of Operations

The company operates as a steel trading business purchasing steel from mills and processing that steel into products for sale to its customers. While seasonal factors such as weather may affect sales for products sold to the construction markets, these seasonal effects can be outweighed by the inherent cyclical nature of the world steel markets in which the company participates. Therefore, consistent seasonal trends may not be evident in the company's interim consolidated financial statements.

5. Gain on Sale of Shares in Subsidiary

On February 10, 2004, the company sold a 50% share interest in Harris Steel Inc. (its United States reinforcing steel products holding company) to Nucor Corporation, for cash consideration of U.S. $21 million. Additional proceeds of up to U.S. $6 million may be payable to the company over a five year period, dependent upon the results of operations during that period. To the extent that additional proceeds are realized, they will be included in earnings, net of applicable taxes, in the period when earned.

The company will maintain management control of, and continue to operate and consolidate, its United States reinforcing steel products operations.

6. Earnings Per Share

Earnings (loss) per share amounts are calculated on the weighted average number of shares outstanding for each period reported.

7. Non-Controlling Interest

Non-controlling interest in subsidiaries consists of the 50% interest of Nucor Corporation in Harris Steel Inc., the U.S. holding company for U.S. reinforcing steel products operations.

8. Capital Stock

No purchases were made under the company's Normal Course Issuer Bids during the three month periods ended March 31, 2004 and 2003.

9. Share Restructuring

At the annual and special meeting of shareholders of the company scheduled for June 22, 2004, approval will be sought to amend the articles of the company to create a new single class of outstanding common shares (with one vote per share) by reclassifying and changing each outstanding Class A Non-Voting Share and Class B Voting Share into a new common share and cancelling the remaining authorized, but unissued, Class A Non-Voting Shares and Class B Voting Shares. In addition, approval will be sought to subdivide the new common shares on a four-for-one basis.

HARRIS
STEEL GROUP INC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

At the Annual General Meeting held June 22, 2004, shareholders approved a proposal to merge the Class A Non-Voting Shares and Class B Voting Shares into a single common share class with one vote per share, and to then split the new shares on a four for one basis. All historical per share values in this M D & A are shown on a split-adjusted basis.

In the first quarter of 2004, earnings for the period included a gain of $7.8 million from the sale of a 50% interest in the Company's U.S. reinforcing steel products operations to Nucor Corporation ("Nucor"). This gain, upon which no income taxes were payable, added $0.29 per share to the quarterly earnings. Excluding this gain, earnings per share for the period were $0.17. Amounts discussed in the M D & A will include the earnings calculation with this gain and excluding this gain.

Results of Operations

In the first three months of 2005, earnings were $12.1 million, or $0.45 per share, compared to earnings of $12.3 million in the first quarter of 2004 ($4.5 million excluding the Nucor gain). These results set a new first quarter record for earnings excluding one-time gains, and are 66.7% higher than the first quarter earnings of $7.3 million in 2000, which had been our previous record for first quarter earnings (excluding one-time gains). We achieved these earnings despite normal seasonality effects on the reinforcing business, which typically result in a weaker first half of the year, due to more robust construction activity taking place in the second half when temperatures are warmer. In eight of the past nine years, our earnings declined from fourth quarter to first quarter the following year, where the amount of decline has ranged from 19% to 156%. In this context, the decline in earnings of 38.4% in first quarter 2005 from fourth quarter 2004 (excluding one-time gains) is consistent with seasonal trends. Seasonality is less pronounced in the industrial products business, although normal seasonal patterns in that segment tend to favour the first quarter.

Sales for the three months of $192.7 million are also a historical record, up 44.9% over last year, where first quarter 2004 had been our previous first quarter record. Sales to the end of March, 2005 are down only $11.1 million or 5.4% from sales in the fourth quarter of 2004 of $203.7 million. The year over year sales increase reflects higher selling prices in both reinforcing and industrial products. Shipments increased substantially in reinforcing products, while shipments of industrial products declined slightly from the first quarter of 2004. The reinforcing segment experienced significant improvements in gross margins, particularly for U.S. operations, while margins in industrial products are down from the record levels experienced in 2004, but still well above historical average levels for the years 1999 – 2003.

Results for the first quarter of 2005 include foreign exchange gains of $819,000 before income taxes, as the U.S. dollar has strengthened slightly against the Canadian dollar in the first quarter.

Selling and administrative expenses have increased to $10.9 million for the first three months of 2005 compared to $8.3 million a year ago. This reflects primarily bonus accruals for management and employee profit sharing compensation, which correspond to the higher level of earnings before income taxes. In addition, we have higher costs from increased head count.

Cash Flows

At March 31, 2005, the Company had cash of $21.1 million and bank indebtedness of $35.5 million, for net indebtedness of $14.4 million, compared to net cash of $12.2 million at the end of December, 2004. Bank indebtedness is entirely from the U.S. reinforcing steel operations, owned 50/50 with Nucor, but managed and consolidated by Harris. Higher borrowing levels in the U.S. in the first quarter reflect use of funds for the expansion of our facilities, with the main item being the assets purchased in the acquisition of the business of Harvard Steel as well as continuing high levels of investment in working capital items. In Canada, a substantial portion of cash was expended to settle income tax liabilities associated with 2004 earnings.

The cost of the company's inventory at $173.5 million increased modestly relative to the inventory cost recorded at the end of 2004 of $171.8 million. Industrial products inventories declined by $3.8 million, or 5.3%. Reinforcing products inventories are higher than they were at the end of 2004 by 5.6%, but the level of inventories in reinforcing products is most meaningful in the context of its relationship to the order backlog. The increase in the order backlog for reinforcing products exceeds the increase in inventory levels for the same period. Going forward, the Company anticipates that inventories will be stable or will decline in both reportable segments.

During first quarter, capital expenditures totaled $6.9 million, which is double the level of capital expenditures made in the first quarter of 2004. Of this total, $5.0 million was spent in the U.S. reinforcing steel operations, primarily related to the purchase of the property and equipment of Harvard Steel. Other capital expenditures were primarily continuing capacity enhancements for our industrial products facilities. The company has paid dividends of $2.4 million in the first quarter of 2005, compared to $399,000 in the same period of 2004. The increased payment reflects a quadrupling of the quarterly dividend rate commencing in the second quarter of 2004 and a subsequent increase to $0.09 per share paid in the first quarter.

The company plans to continue to fund its operations, capital expenditures and dividends from current operating cash flows.

Financial Condition

Shareholders' equity at March 31, 2005 was $283.2 million, an increase of $9.7 million, or 3.6% from the value at the end of December, 2004 of $273.6 million. Working capital increased to $248.1 million at March 31, 2005 from $242.2 million at December 31, 2004.

Toronto, Canada
May 5, 2005

HARRIS STEEL GROUP INC.

ANNUAL MEETING OF SHAREHOLDERS

MAY 19, 2005

REPORT ON VOTING RESULTS

The Chairman declared that the shareholders ratified the election of directors:

For:	22,699,201	99.83%
Withheld:	38,000	0.17%
Total:	**22,737,201**	**100.00%**

On the voting of Ballots, the Chairman declared that the shareholders ratified the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation and authorization of the directors to fix their remuneration.

For:	20,543,911	88.30%
Withheld:	2,721,790	11.70%
Total:	**23,265,701**	**100.00%**

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Harris Steel Acquires 75% Interest in Novosteel SA

- Acquisition secures controlling interest in steel trading and distribution company -

TSX:HSG

TORONTO, June 29 /CNW/ - Harris Steel Group Inc. (HSG:TSX), ("Harris") today announced the signing of definitive agreements to acquire a 75% interest in three entities comprising the steel trading and distribution business of Novosteel SA ("Novosteel"), a company based in Neuchatel, Switzerland.

Novosteel was founded in 1988 and has been managed since then by Michael Setterdahl. In 1999, Mr. Setterdahl acquired 100% control of the business. For the past several years, Novosteel has been an important supplier of steel products to Harris Steel Group from a long list of international mills. Novosteel's annual revenue for the 12 months ended March 31, 2005 was approximately CHF 250 million ($Cdn 243 million).

For an estimated total consideration of $Cdn 11.5 million to be paid in cash, Harris Steel Group will acquire a 75% interest in Novosteel SA and two affiliate companies. Mr. Setterdahl will continue to lead Novosteel as Managing Director.

Novosteel conducts steel trading and distribution activities across multiple steel product lines (both flat-rolled and long products). Over the last 5 years, Novosteel has sourced steel products from over 60 suppliers in 25 countries and delivered these products to over 180 customers in 18 countries. This business is funded by trade finance credit arrangements provided by a number of Swiss based banking institutions. These arrangements - principally letters of credit under an aggregate trade finance limit of approximately CHF 116 million ($Cdn 112 million) will continue to be non-recourse to the shareholders of Novosteel. Subject to finalization of certain agreements with its lenders, Harris and Mr Setterdahl have agreed to invest further capital estimated at CHF 3 million on a pro rata basis in the equity of Novosteel.

John Harris, Chairman and Chief Executive Officer of Harris, commented "Novosteel is a perfect line extension for the Harris Steel Group. To thrive Harris and Novosteel need to effectively source product for their customers in an increasingly volatile global steel environment. We are confident that working together we can enhance this key strength for both operations."

The acquisition is expected to close by mid-July, 2005, and Harris intends to report the financial performance of Novosteel within a third reportable segment comprising the trading business of Novosteel and the operations of Harris Supply Solutions Inc.

About Harris Steel Group

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The company serves all of Canada, and the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG, and the Company's website is www.harrissteel.com.

%SEDAR: 00008000E

/For further information: Flora Wood, Investor Relations, (416) 590-9547

or toll-free 1-866-585-0089, email flora(at)harrissteel.com; John Harris,
Chairman and C.E.O., (905) 662-0611/
(HSG.)

CO: Harris Steel Group Inc.

CNW 13:21e 29-JUN-05

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. **Reporting Issuer**

Harris Steel Group Inc. ("**Harris**")
4120 Yonge Street
Suite 404
North York, Ontario
M2P 2B8

Item 2. **Date of Material Change**

June 29, 2005

Item 3. **Press Release**

On June 29, 2005, a news release was issued and disseminated through Canada Newswire. The news release is attached herewith as Schedule "A".

Item 4. **Summary of Material Change**

Harris announced the signing of definitive agreements to acquire a 75% interest in three entities comprising the steel trading and distribution business of Novosteel SA ("Novosteel"), a company based in Neuchatel, Switzerland.

Item 5. **Full Description of Material Change**

Novosteel was founded in 1988 and has been managed since then by Michael Setterdahl. In 1999, Mr. Setterdahl acquired 100% control of the business. For the past several years, Novosteel has been an important supplier of steel products to Harris from a long list of international mills. Novosteel's annual revenue for the 12 months ended March 31, 2005 was approximately CHF 250 million ($Cdn 243 million).

For an estimated total consideration of $Cdn 11.5 million to be paid in cash, Harris will acquire a 75% interest in Novosteel SA and two affiliate companies. Mr. Setterdahl will continue to lead Novosteel as Managing Director.

Novosteel conducts steel trading and distribution activities across multiple steel product lines (both flat-rolled and long products). Over the last 5 years, Novosteel has sourced steel products from over 60 suppliers in 25 countries and delivered these products to over 180 customers in 18 countries. This business is funded by trade finance credit arrangements provided by a number of Swiss based banking institutions. These arrangements – principally letters of credit under an aggregate trade finance limit of approximately CHF 116 million ($Cdn 112 million) will continue to be non-recourse to the shareholders of Novosteel. Subject to finalization of certain agreements with its lenders, Harris and Mr Setterdahl have agreed to invest further capital estimated at CHF 3 million on a pro rata basis in the equity of Novosteel.

The acquisition is expected to close by mid-July, 2005, and Harris intends to report the financial performance of Novosteel within a third reportable segment

comprising the trading business of Novosteel and the operations of Harris Supply Solutions Inc.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7. Omitted Information

No information has been omitted.

Item 8. Executive Officer

The following senior officer of Harris Steel Group Inc is knowledgeable about the material change and this report:

John Harris
Chairman and Chief Executive Officer
(905) 662-0611

Schedule "A"

Press Release

TSX:HSG **For Immediate Release**

June 29, 2005

Harris Steel Acquires 75% Interest in Novosteel SA

- Acquisition secures controlling interest in steel trading and distribution company -

Toronto, Canada – Harris Steel Group Inc. (HSG:TSX), ("Harris") today announced the signing of definitive agreements to acquire a 75% interest in three entities comprising the steel trading and distribution business of Novosteel SA ("Novosteel"), a company based in Neuchatel, Switzerland.

Novosteel was founded in 1988 and has been managed since then by Michael Setterdahl. In 1999, Mr. Setterdahl acquired 100% control of the business. For the past several years, Novosteel has been an important supplier of steel products to Harris Steel Group from a long list of international mills. Novosteel's annual revenue for the 12 months ended March 31, 2005 was approximately CHF 250 million ($Cdn 243 million).

For an estimated total consideration of $Cdn 11.5 million to be paid in cash, Harris Steel Group will acquire a 75% interest in Novosteel SA and two affiliate companies. Mr. Setterdahl will continue to lead Novosteel as Managing Director.

Novosteel conducts steel trading and distribution activities across multiple steel product lines (both flat-rolled and long products). Over the last 5 years, Novosteel has sourced steel products from over 60 suppliers in 25 countries and delivered these products to over 180 customers in 18 countries. This business is funded by trade finance credit arrangements provided by a number of Swiss based banking institutions. These arrangements – principally letters of credit under an aggregate trade finance limit of approximately CHF 116 million ($Cdn 112 million) will continue to be non-recourse to the shareholders of Novosteel. Subject to finalization of certain agreements with its lenders, Harris and Mr Setterdahl have agreed to invest further capital estimated at CHF 3 million on a pro rata basis in the equity of Novosteel.

John Harris, Chairman and Chief Executive Officer of Harris, commented "Novosteel is a perfect line extension for the Harris Steel Group. To thrive Harris and Novosteel need to effectively source product for their customers in an increasingly volatile global steel environment. We are confident that working together we can enhance this key strength for both operations."

The acquisition is expected to close by mid-July, 2005, and Harris intends to report the financial performance of Novosteel within a third reportable segment comprising the trading business of Novosteel and the operations of Harris Supply Solutions Inc.

About Harris Steel Group

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The company serves all of Canada, and the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG, and the Company's website is www.harrissteel.com.

For further information, please contact:

Flora Wood, Investor Relations	John Harris, Chairman and C.E.O.
416-590-9547 or toll-free 1-866-585-0089, ema flora@harrissteel.com	905-662-0611

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Harris Steel Group Announces Continuing Strength in Second Quarter 2005 Earnings

TORONTO, Aug. 3 /CNW/ - Harris Steel Group Inc. (HSG:TSX) today reported results for the six months ended June 30, 2005. Earnings for the period were $29.7 million or $1.10 per share compared to earnings of $29.3 million or $1.10 in the first half of 2004. The first quarter of 2004 included a $7.8 million gain ($0.29 per share) on the sale of a 50% interest in the Company's U.S. reinforcing steel operations to Nucor Corporation. Excluding this gain, earnings in the first half of 2004 were $21.5 million, or $0.81 per share. Earnings for the quarter ended June 30, 2005 of $17.6 million or $0.65 per share surpassed second quarter earnings in 2004 by 3.4% and surpassed first quarter earnings in 2005 by 45.3%.

Record sales of $444.8 million in the first half are up 43.0% year over year, with second quarter sales of $252.1 million, an increase of 30.9% over first quarter sales. Sales for industrial products were up slightly while reinforcing products sales grew substantially, comparing second quarter 2005 to second quarter 2004.

Shareholders' Equity at June 30, 2005 was $298.4 million, up 9.1% from the value at the end of December, 2004 of $273.6 million.

Results are summarized as follows, with all per-share values and share amounts for first quarter 2004 being shown in split-adjusted form to reflect the 4:1 stock split that was approved in June, 2004:

<<

Unaudited $Cdn 000's Except per share amounts	For the Six Months Ended June 30		For the Three Months Ended June 30	
	2005	2004	2005	2004
Sales	$ 444,788	$ 310,992	$ 252,131	$ 178,054
Earnings	$ 29,660	$ 29,269	$ 17,567	$ 16,983
Earnings Per Share	$ 1.10	$ 1.10	$ 0.65	$ 0.63
Avg. No. of Common Shares outstanding	26,924,320	26,708,384	26,924,320	26,792,452

Mr. John Harris, Chairman and Chief Executive Officer, stated, "In the second quarter of 2005, we saw a divergence in performance between segments, where weakness in the industrial products segment was offset by continuing strength in the reinforcing products segment. In the first half of 2005, earnings before tax from industrial products contributed $15.6 million, or 30.0% of pre-tax earnings for the consolidated operations. Second quarter 2005 pre-tax earnings from industrial products were $5.8 million, compared to $9.8 million in the first quarter of 2005. We began to experience margin pressure in industrial products toward the end of first quarter, and this

pressure continued throughout second quarter as pricing softened. We expect this weakness to continue in the third quarter."

Mr. Harris continued, "Looking at our rebar operations, the trends in sales, margins and backlog continue to be positive. In the second quarter 2005, segment earnings before taxes measured as a percentage of sales was 14.2% compared to 12.0% in the second quarter of 2004, and compared to 9.7% in the first quarter of this year. Sales growth has also been solid, and our backlog at the end of June is higher than it's ever been. This should lead to continuing strength in the second half of 2005, barring an unexpected and dramatic move in steel prices. We took action through acquisitions during the quarter to build our rebar installation workforce in Western Canada, which is critical to being able to execute the high volumes of work ahead of us."

The Board of Directors approved a quarterly dividend of $0.09 per common share payable September 30, 2005 to shareholders of record September 16, 2005.

Financial statements are attached below, and full financial statements including Notes and Management's Discussion and Analysis of Results of Operations and Financial Condition will be filed on SEDAR by August 12, 2005.

Harris Steel Group Inc. will hold a conference call and webcast to discuss results tomorrow, August 4, at 9:00 am eastern time. This call will be hosted by John Harris, Chairman and Chief Executive Officer, Paul Kelly, President and Chief Operating Officer and Douglas Deighton, Chief Financial Officer. To participate in the call, please dial 416-640-4127 or 1-800-814-3911 (Canada only). No passwords are required. The conference call will be recorded and available for replay approximately one hour after the completion of the call, up until midnight of August 11, 2005. To listen to the replay, please dial 416-640-1917 or 1-877-289-8525 and enter pass code 21131954 followed by the number sign.

To access the live audio webcast, please go to http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1188220 and click on "Webcast". The webcast will be archived through the same link and also at www.harrissteel.com.

About Harris Steel Group

Harris Steel Group Inc., through its subsidiaries, is engaged in the distribution, fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Through a recent acquisition in July, 2005, Harris Steel Group also participates in steel trading on a worldwide basis.

Harris became a public company in 1967 and has paid a quarterly dividend consistently since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

HARRIS STEEL GROUP INC.
CONSOLIDATED BALANCE SHEETS

As at June 30, 2005 and December 31, 2004
(Numbers in thousands of dollars)

Assets	June 30, 2005	December 31, 2004

	(Unaudited)	
Current Assets		
Cash	$ 1,636	$ 38,530
Accounts receivable	191,625	153,312
Inventories	168,473	171,817
Income and other taxes recoverable	3,993	-
Prepaid expenses and deposits	3,994	2,694
	369,721	366,353
Note Receivable	2,156	2,156
Pension and Health Benefit Plans	434	698
Property, Plant and Equipment	65,600	54,664
Intangible Assets	10,169	-
	$ 448,080	$ 423,871
Liabilities		
Current Liabilities		
Bank indebtedness	$ 35,118	$ 26,312
Note payable	6,127	-
Accounts payable and accrued liabilities	67,164	66,607
Income and other taxes payable	-	22,881
Future income taxes	11,033	8,353
	119,442	124,153
Future Income Taxes	4,900	4,706
	124,342	128,859
Non-Controlling Interest	25,357	21,445
Shareholders' Equity		
Capital Stock	16,196	16,196
Retained Earnings	282,185	257,371
	298,381	273,567
	$ 448,080	$ 423,871

HARRIS STEEL GROUP INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)
(Numbers in thousands of dollars except shares and per share amounts)

	For the Six Months Ended June 30		For the Three Months Ended June 30	
	2005	2004	2005	2004
Sales	$ 444,788	$ 310,992	$ 252,131	$ 178,054
Cost of Sales	367,807	255,689	208,102	138,198
	76,981	55,303	44,029	39,856
Expenses				
Selling and administrative	23,166	19,741	12,291	11,491
Foreign exchange gains	(1,624)	(1,734)	(806)	(904)
Interest	296	(277)	244	(281)
Depreciation	2,891	2,436	1,480	1,200
Amortization of intangibles	280	-	280	-
	25,009	20,166	13,489	11,506
Earnings Before the Undernoted	51,972	35,137	30,540	28,350
Gain on Sale of Shares in Subsidiaries	-	7,757	-	-
Earnings Before Income Taxes	51,972	42,894	30,540	28,350
Provision For (Recovery Of) Income Taxes				
Current	15,526	13,212	8,818	9,886
Future	2,874	(445)	1,870	290
	18,400	12,767	10,688	10,176
Earnings Before Non-Controlling Interest in Earnings of Subsidiary	33,572	30,127	19,852	18,174
Non-Controlling Interest In Earnings Of Subsidiaries	(3,912)	(858)	(2,285)	(1,191)
Earnings For the Period	$ 29,660	$ 29,269	$ 17,567	$ 16,983
Earnings Per Share	$1.10	$1.10	$0.65	$0.63
Average number of shares outstanding	26,924,320	26,708,384	26,924,320	26,792,452
Number of shares outstanding at June 30	26,924,320	26,924,320		

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)
(Numbers in thousands of dollars)

	For the Six Months Ended June 30	
	2005	2004
Balance - Beginning of Period	$ 257,371	$ 191,139
Earnings for the period .	29,660	29,269
	287,031	220,408
Dividends	(4,846)	(2,015)
Balance - End of Period .	$ 282,185	$ 218,393

HARRIS STEEL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(Numbers in thousands of dollars)

	For the Six Months Ended June 30		For the Three Months Ended June 30	
	2005	2004	2005	2004
Cash Provided By (Used In):				
Operating Activities				
Earnings for the period	$ 29,660	$ 29,269	$ 17,567	$ 16,983
Non-controlling interest in earnings of subsidiaries	3,912	858	2,285	1,191
Gain on sale of shares in subsidiary	-	(7,757)	-	-
Depreciation and amortization .	3,171	2,436	1,760	1,200
Future income taxes - long-term	194	103	227	115
Foreign exchange loss on bank indebtedness held in foreign currency	479	393	446	259
Increase in accounts				

receivable	(34,890)	(10,530)	(37,991)	(22,002)
Decrease (increase) in inventories	3,703	(53,836)	5,426	(38,060)
(Increase)decrease in prepaid expenses and deposits	160	(418)	47	(1,001)
Decrease in pension and health benefit plans	264	-	130	-
(Decrease)increase in accounts payable and accrued liabilities	(404)	1,282	12,105	9,653
(Decrease) increase in income and other taxes	(26,915)	9,209	(4,399)	6,367
Increase (decrease) in future income taxes - current	2,680	(548)	1,643	175
	(17,986)	(29,539)	(754)	(25,120)
Investing Activities				
Net additions to property, plant and equipment	(12,034)	(4,636)	(5,129)	(2,357)
Acquisition of businesses, net of cash acquired	(16,482)	-	(16,482)	-
Net proceeds from sale of shares in subsidiary	-	27,547	-	-
	(28,516)	22,911	(21,611)	(2,357)
Financing Activities				
Issuance of shares of the company	-	2,156	-	2,156
Increase in note receivable	-	(2,156)	-	(2,156)
Increase in note payable	6,127	-	6,127	-
Dividends	(4,846)	(2,015)	(2,423)	(1,616)
Increase (decrease) in bank indebtedness	8,806	24,855	(406)	10,043
	10,087	22,840	3,298	8,427
Foreign exchange loss on bank indebtedness held in foreign currency	(479)	(393)	(446)	(259)
Cash - Beginning of Period	38,530	-	21,149	35,128
Cash - End of Period	$ 1,636	$ 15,819	$ 1,636	$ 15,819

Supplemental Cash Flow Disclosures:

Interest paid (received)	$ 132	$ (294)	$ 147	$ (278)
Income taxes paid	$ 42,757	$ 3,232	$ 12,671	$ 1,610

HARRIS STEEL GROUP INC.
SEGMENTED INFORMATION

(Unaudited)

(Numbers in thousands of dollars)

	For the Six Months Ended June 30, 2005				
	Reinforcing Products	Industrial Products	Steel Trading	Other Corporate	Total
Total sales	296,658	144,808	4,509	-	445,975
Intersegment sales	-	(1,187)	-	-	(1,187)
	296,658	143,621	4,509	-	444,788
Depreciation	1,106	1,781	-	4	2,891
Amortization	280	-	-	-	280
Earnings before income taxes	36,695	15,614	(14)	(323)	51,972

	For the Three Months Ended June 30, 2005				
	Reinforcing Products	Industrial Products	Steel Trading	Other Corporate	Total
Total sales	176,506	71,800	4,509	-	252,815
Intersegment sales	-	(684)	-	-	(684)
	176,506	71,116	4,509	-	252,131
Depreciation	588	891	-	1	1,480
Amortization	280	-	-	-	280
Earnings before income taxes	25,022	5,792	(14)	(260)	30,540

For the Six Months Ended June 30, 2004

	Reinforcing Products	Industrial Products	Steel Trading	Other Corporate	Total
Total sales	190,501	121,936	-	-	312,437
Intersegment sales	-	(1,445)	-	-	(1,445)
	190,501	120,491	-	-	310,992
Depreciation	790	1,641	-	5	2,436
Earnings before income taxes	13,332	21,950	-	7,612(x)	42,894

For the Three Months Ended June 30, 2004

	Reinforcing Products	Industrial Products	Steel Trading	Other Corporate	Total
Total sales	110,915	67,900	-	-	178,815
Intersegment sales	-	(761)		-	(761)
	110,915	67,139	-	-	178,054
Depreciation	402	795	-	3	1,200
Earnings before income taxes	13,323	15,078	-	(51)	28,350

(x) Includes gain on sale of shares in subsidiary

As at June 30, 2005

	Reinforcing Products	Industrial Products	Steel Trading	Other Corporate	Total
Inventories	97,741	66,389	4,343	-	168,473

Property, plant and equipment	26,510	39,042	48	-	65,600
Total assets	289,326	147,434	7,330	3,990	448,080

As at December 31, 2004

	Reinforcing Products	Industrial Products	Steel Trading	Other Corporate	Total
Inventories	99,859	71,958		-	171,817
Property, plant and equipment	18,199	36,378	-	87	54,664
Total assets	225,964	156,077	-	41,830	423,871

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%SEDAR: 00008000E

/For further information: please contact Flora Wood, Investor Relations, (416) 590-9549 or toll-free 1-866-585-0089, email flora(at)harrissteel.com; Corporate Office, (416) 590-9549/
(HSG.)

CO: Harris Steel Group Inc.

CNW 16:05e 03-AUG-05

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

Form 52-109FT2

I, John Harris, Chief Executive Officer of Harris Steel Group Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Harris Steel Group Inc. (the "issuer") for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results or operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

"John Harris"
John Harris
Chairman and Chief Executive Officer

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

Form 52-109FT2

I, Douglas Deighton, Chief Financial Officer of Harris Steel Group Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Harris Steel Group Inc. (the "issuer") for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results or operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

"Douglas Deighton"
Douglas Deighton
Chief Financial Officer

HARRIS
STEEL GROUP INC.

INTERIM REPORT TO SHAREHOLDERS

SIX MONTHS ENDED JUNE 30, 2005

DESCRIPTION OF THE BUSINESS

Harris Steel Group Inc., ("Harris" or "the Company"), through its subsidiaries, is engaged in the distribution, fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of cold finished bar, wire and wire products and welded wire mesh; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Through a recent acquisition in July, 2005, Harris also participates in steel trading on a worldwide basis.

Harris became a public company in 1967 and has paid a quarterly dividend consistently since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG. Our website address is www.harrissteel.com.

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of Harris to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this document, such statements use such words as "may," "will," "expect," "anticipate," "project," "believe," "plan" and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Company with securities regulatory authorities to which recipients of this document are referred for additional information concerning the Company, and the risks and uncertainties relating to the Company and its prospects. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Company to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking information contained in this document is current only as of the date of this document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

REPORT TO THE SHAREHOLDERS

Results for the first half of 2005 demonstrate continuing strength in our operations, following our record year of 2004. We earned $0.65 per share in the second quarter, and $1.10 per share in the six months ended June 30, 2005. In the first half of 2004, we also earned $1.10 per share, (or $0.81 per share excluding the gain recorded on the sale of 50% of our U.S. rebar operations to Nucor).

Our dividend payments in the first half of 2005 were $4.8 million, more than double last year's first half payments of $2.0 million. Effective March 31, 2005, we increased the quarterly dividend by 50%, from $0.06 to $0.09 per share. We have declared a dividend of $0.09 per share, payable September 30, 2005.

Shareholders' Equity continues to grow; we ended the second quarter with Shareholders' Equity of $298.4 million, an increase of 27.2% over the same period last year, and an increase of 5.3% from the level at the end of the first quarter this year.

Our businesses continue to face a diverging environment. Demand for our industrial products is on the soft side of stable where the slightest weakness in market conditions is amplified by the falling cost of steel raw materials. Demand for reinforcing products, on the other hand, remains very robust. Our backlog of orders has grown in the first half even as we shipped record tonnages. Because of this, we are optimistic that our rebar segment can sustain profitability through the next couple of quarters until we might reasonably hope for improving conditions in our industrial products segment.

Toronto, Canada
August 3, 2005

John Harris
Chairman and Chief Executive Officer

At the Annual and Special Meeting held June 22, 2004, shareholders approved a proposal to merge the Class A Non-Voting Shares and Class B Voting Shares into a single common share class with one vote per share, and to then split the new shares on a four-for-one basis. All historical per share values in this M D & A are shown on a split-adjusted basis.

In the first quarter of 2004, earnings for the period included a gain of $7.8 million from the sale of a 50% interest in the Company's U.S. reinforcing products operations to Nucor Corporation (Nucor). This gain, upon which no income taxes were payable, added $0.29 per share (split-adjusted) to first half 2004 earnings. Excluding this gain, earnings per share in the first half of 2004 were $0.81. Values discussed in the M D & A will include the earnings calculations with this gain and excluding this gain.

Results of Operations

In the first six months of 2005, we achieved earnings of $29.7 million, or $1.10 per share, compared to earnings of $29.3 million, or $1.10 per share in the first half of 2004 ($0.81 per share excluding the Nucor gain). Second quarter earnings were $17.6 million, or $0.65 per share, up from the $17.0 million, or $0.63 per share, earned in the same period last year. These results illustrate the strength in our operations that prevails even after the cessation of the shortages and price escalation that characterized 2004. Although scrap prices and steel product prices have dropped significantly, we continue to experience solid margins and earnings, where strength in our reinforcing products segment is offsetting weakness in our industrial products segment.

Earnings before income taxes for the first six months were $52.0 million, up 21.2% from the $42.9 million recorded for the same period in 2004. For the quarter, earnings before taxes were $30.5 million, up $2.2 million, or 7.7% from second quarter last year. Pre-tax earnings in the six months ended June 30, 2005 at 11.7% of sales is historically high, and compares favourably to the first half of 2004, when pre-tax earnings were 11.3% of sales, excluding the gain on sale to Nucor. Historically, from the years 1996 to 2004, where 2004's calculation excludes the Nucor gain, the average pre-tax earnings compared to sales in the first half has been 6.1%.

Sales in the first half of 2005 of $444.8 million increased by 43.0% over sales in the first half of 2004 of $311.0 million. Second quarter 2005 sales of $252.1 million increased by $59.5 million, or 30.9% over first quarter 2005 sales of $192.7 million. Most of this increase came from reinforcing products activity, consistent with strong demand and seasonal patterns as construction activity typically increases with warmer weather.

Selling and administrative expenses for the first half of 2005 of $23.2 million are up $3.4 million from the $19.7 million reported in the first half of 2004. This increase is attributable to higher personnel and administration costs to support our growth in volumes, facilities, and activities, as well as higher bonus accruals this year as we had higher earnings from operations.

Depreciation increased in the six months ended June 30, 2005 to $2.9 million from $2.4 million in the period a year ago. The increase in depreciation is related to greater investment in property, plant and equipment in the reinforcing and industrial products operations. In addition, for the second quarter of 2005, we recorded amortization of intangible assets of $0.3 million relating to the acquisitions of four rebar placement businesses. The annual amortization of these intangible assets will be approximately $2.1 million.

We had a foreign exchange gain in the quarter of $806,000. Added to the foreign exchange gain of $818,000 in the first quarter, we had a gain in the first six months of $1.6 million.

Results by Segment

The industrial products segment was impacted by automotive market weakness and softer prices due to falling raw material input costs. As is typically the case in an environment of falling prices, margins came under pressure. This pressure became apparent during the first quarter and continued throughout the second quarter. We expect the pressure to continue in the third quarter, and do not expect any relief until the fourth quarter at the earliest.

Industrial products sales in the first half of 2005 were $143.6 million, representing 32.3% of the consolidated sales, whereas last year, industrial products accounted for 38.7% of consolidated sales in the first half. Pre-tax earnings from industrial products in the six months ended June 30, 2005 were $15.6 million, or 30.0% of consolidated earnings, compared to 51.2% in the same period last year. Pre-tax earnings in the first half of 2005 were down $6.3 million, or 28.9% from the first half of 2004.

For the quarter, pre-tax earnings for the industrial products group of $5.8 million are down $4.0 million or 40.7% from first quarter. This decline is despite sales in the quarter that were up year over year and down only 1.9% from sales in the quarter ended March 31, 2005. During the quarter, we reduced inventory levels for industrial products, and estimate that our current inventory levels are appropriate in relation to expected demand.

In the six months ended June 30, 2005, the reinforcing product (rebar) operations contributed $296.7 million, or 66.7% of consolidated sales and $36.7 million or 70.6% of consolidated pre-tax earnings, at strong margins. Although variations between regions is a given in the business, construction demand has been strong across North America. The most significant margin improvement occurred in our U.S. reinforcing operations, continuing the trend that we noted in our first quarter. Shipments were up significantly both year over year and second quarter over first quarter this year.

During the quarter, we took action to address one of the most significant challenges in this buoyant construction environment, namely, the scarcity of skilled labour to install rebar in western Canada. In other Canadian regions and in many U.S. regions, we perform the installation ourselves, but until this year, we worked with sub-contractors to place the rebar in Alberta and B.C. Between May and the end of June, 2005, we made four separate acquisitions of established rebar installation businesses in Alberta and B.C. These acquisitions have added roughly 300 ironworkers to our head count, and we have recorded intangible assets of $10.4 million on our balance sheet, representing the legal undertakings we have received from the previous owners and senior managers of these businesses.

In April this year, we established Harris Supply Solutions Inc., a business which distributes rebar and allied products primarily to the single-family home construction market in the U.S. Effective this quarter, we have presented a third reportable segment, namely "Steel Trading and Distribution". Results for Harris Supply Solutions Inc. are shown in this segment, along with the results of Novofer, a small joint venture with Novosteel that we initiated earlier this year. Segment results were sales of $4.5 million and a pre-tax loss of $14,000. Going forward, the segment will also include the results of Novosteel, which we acquired in July, 2005.

Balance Sheet

Accounts receivable has increased to $191.6 million at June 30, 2005, an increase of 52.0% over June 2004. This increase is related to the increase in sales volume, and the fact that when our sales mix shifts to a higher proportion from reinforcing products, the receivables tend to increase because of longer collection cycles for rebar than for industrial products.

Inventories have declined by $5.0 million since the end of the first quarter, despite the addition of $4.3 million of inventories to support Harris Supply Solutions. This is consistent with our expectation of stable to declining inventories, stated in the M D & A section of our first quarter 2005 interim results. Industrial products inventories declined by $1.7 million, or 2.6% since March 31, 2005 while reinforcing products inventories declined by 7.3%.

Our balance sheet at June 30, 2005 includes two new line items: first, we have $10.2 million in intangible assets. These intangibles relate entirely to the non-solicitation and non-compete undertakings purchased as part of the four rebar installation acquisitions described earlier in the "Results from Operations" section. The intangibles are being amortized over the terms of the undertakings, being five years. Secondly, we have included a note payable. The Company and Nucor as shareholders of the U.S. reinforcing operations have each advanced U.S.$5.0 million to that business on a basis subordinate to the bank's interest. The note payable is the obligation due to Nucor by Harris Steel Inc. that does not eliminate on consolidation.

Cash Flows

At the end of June, we had cash of $1.6 million. The bank indebtedness of $35.1 million is the debt of our U.S. reinforcing operations owned 50/50 with Nucor, but managed by Harris and consolidated on our balance sheet. This bank indebtedness is non-recourse to both the Company and Nucor. While the borrowing level of our U.S. rebar operations is roughly unchanged from first quarter, we provided additional financing to our U.S. rebar operations on a subordinated basis. We also expended cash on the four installation acquisitions described earlier.

Capital expenditures (excluding acquisition items) in the quarter were $5.1 million. In the first half of 2005, expenditures of $12.0 million were considerably higher than the $4.6 million that was spent in the first half of 2004. Major additions include increases in capacity at Laurel Steel; expansion of the Fisher & Ludlow facility in Burlington; the assets of Harvard Steel purchased in Seattle; the establishment of a new reinforcing products branch in Salt Lake City; and leasehold improvements to expand capacity in Phoenix.

We paid dividends in the first half of $4.8 million, more than double the $2.0 million in dividend payments that we made in the first half of 2004. We continue to plan to fund our operations, capital expenditures and dividends from current operating cash flows.

Financial Condition

Shareholders' equity at June 30, 2005 was $298.4 million, up 9.1% from its value at the end of December, 2004 and up 5.3% over the value at the end of March, 2005. Working capital at June 30, 2005 of $250.3 million is up modestly from the level at the end of March, 2005.

Toronto, Canada
August 3, 2005

CONSOLIDATED BALANCE SHEETS

As at June 30, 2005 and December 31, 2004
(Numbers in thousands of dollars)

Assets	**June 30, 2005**	December 31, 2004
	(Unaudited)	
Current Assets		
Cash	$ **1,636**	$ 38,530
Accounts receivable	**191,625**	153,312
Inventories	**168,473**	171,817
Income and other taxes recoverable	**3,993**	–
Prepaid expenses and deposits	**3,994**	2,694
	369,721	366,353
Note Receivable	**2,156**	2,156
Pension and Health Benefit Plans	**434**	698
Property, Plant and Equipment	**65,600**	54,664
Intangibles (notes 2 and 4)	**10,169**	–
	$ **448,080**	$ 423,871
Liabilities		
Current Liabilities		
Bank indebtedness	$ **35,118**	$ 26,312
Note payable (note 6)	**6,127**	–
Accounts payable and accrued liabilities	**67,164**	66,607
Income and other taxes payable	**–**	22,881
Future income taxes	**11,033**	8,353
	119,442	124,153
Future Income Taxes	**4,900**	4,706
	124,342	128,859
Non-Controlling Interest	**25,357**	21,445
Shareholders' Equity		
Capital Stock (note 9)	**16,196**	16,196
Retained Earnings	**282,185**	257,371
	298,381	273,567
	$ **448,080**	$ 423,871

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)
(Numbers in thousands of dollars except shares and per share amounts)

	For the Six Months Ended June 30		For the Three Months Ended June 30	
	2005	2004	**2005**	2004
Sales	**$ 444,788**	$ 310,992	**$ 252,131**	$ 178,054
Cost of Sales	**367,807**	255,689	**208,102**	138,198
	76,981	55,303	**44,029**	39,856
Expenses				
Selling and administrative	**23,166**	19,741	**12,291**	11,491
Foreign exchange gains	**(1,624)**	(1,734)	**(806)**	(904)
Interest	**296**	(277)	**244**	(281)
Depreciation	**2,891**	2,436	**1,480**	1,200
Amortization of intangibles	**280**	–	**280**	–
	25,009	20,166	**13,489**	11,506
Earnings Before the Undernoted	**51,972**	35,137	**30,540**	28,350
Gain on Sale of Shares in Subsidiary (note 7)	**–**	7,757	**–**	–
Earnings Before Income Taxes	**51,972**	42,894	**30,540**	28,350
Provision For (Recovery Of) Income Taxes				
Current	**15,526**	13,212	**8,818**	9,886
Future	**2,874**	(445)	**1,870**	290
	18,400	12,767	**10,688**	10,176
Earnings Before Non-Controlling Interest In Earnings of Subsidiary	**33,572**	30,127	**19,852**	18,174
Non-Controlling Interest In Earnings Of Subsidiaries	**(3,912)**	(858)	**(2,285)**	(1,191)
Earnings For the Period	**$ 29,660**	$ 29,269	**$ 17,567**	$ 16,983
Earnings Per Share (note 8)	**$1.10**	$1.10	**$0.65**	$0.63
Average number of shares outstanding	**26,924,320**	26,708,384	**26,924,320**	26,792,452
Number of shares outstanding at June 30	**26,924,320**	26,924,320		

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)
(Numbers in thousands of dollars)

	For the Six Months Ended June 30	
	2005	2004
Balance – Beginning of Period	**$ 257,371**	$ 191,139
Earnings for the period	**29,660**	29,269
	287,031	220,408
Dividends	**(4,846)**	(2,015)
Balance – End of Period	**$ 282,185**	$ 218,393

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(Numbers in thousands of dollars)

	For the Six Months Ended June 30		For the Three Months Ended June 30	
	2005	2004	**2005**	2004
Cash Provided By (Used In):				
Operating Activities				
Earnings for the period	$ **29,660**	$ 29,269	$ **17,567**	$ 16,983
Non-controlling interest in earnings of subsidiaries	**3,912**	858	**2,285**	1,191
Gain on sale of shares in subsidiary	**–**	(7,757)	**–**	–
Depreciation and amortization	**3,171**	2,436	**1,760**	1,200
Future income taxes – long-term	**194**	103	**227**	115
Foreign exchange loss on bank indebtedness held in foreign currency	**479**	393	**446**	259
Increase in accounts receivable	**(34,890)**	(10,530)	**(37,991)**	(22,002)
Decrease (increase) in inventories	**3,703**	(53,836)	**5,426**	(38,060)
Decrease (increase) in prepaid expenses and deposits	**160**	(418)	**47**	(1,001)
Decrease in pension and health benefit plans	**264**	–	**130**	–
(Decrease) increase in accounts payable and accrued liabilities	**(404)**	1,282	**12,105**	9,653
(Decrease) increase in income and other taxes	**(26,915)**	9,209	**(4,399)**	6,367
Increase (decrease) in future income taxes – current	**2,680**	(548)	**1,643**	175
	(17,986)	(29,539)	**(754)**	(25,120)
Investing Activities				
Net additions to property, plant and equipment	**(12,034)**	(4,636)	**(5,129)**	(2,357)
Acquisition of businesses, net of cash acquired (note 4)	**(16,482)**	–	**(16,482)**	–
Net proceeds from sale of shares in subsidiary	**–**	27,547	**–**	–
	(28,516)	22,911	**(21,611)**	(2,357)
Financing Activities				
Issuance of shares of the company	**–**	2,156	**–**	2,156
Increase in note receivable	**–**	(2,156)	**–**	(2,156)
Increase in note payable	**6,127**	–	**6,127**	–
Dividends	**(4,846)**	(2,015)	**(2,423)**	(1,616)
Increase (decrease) in bank indebtedness	**8,806**	24,855	**(406)**	10,043
	10,087	22,840	**3,298**	8,427
Foreign exchange loss on bank indebtedness held in foreign currency	**(479)**	(393)	**(446)**	(259)
Cash – Beginning of Period	**38,530**	–	**21,149**	35,128
Cash – End of Period	$ **1,636**	$ 15,819	$ **1,636**	$ 15,819
Supplemental Cash Flow Disclosures:				
Interest paid (received)	$ **132**	$ (294)	$ **147**	$ (278)
Income taxes paid	$ **42,757**	$ 3,232	$ **12,671**	$ 1,610

1. Basis of Presentation

These interim consolidated financial statements do not include all the disclosures required under Canadian generally accepted accounting principles for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the company for the years ended December 31, 2004 and 2003.

2. Accounting Policies

The accounting policies followed in the preparation of these interim consolidated financial statements are consistent with the accounting policies and their methods of application used in the preparation of the consolidated financial statements for the years ended December 31, 2004 and 2003, except as follows.

As a result of the business acquisitions completed in the second quarter of 2005, an accounting policy with respect to intangible assets has been implemented:

Intangibles

Intangible assets related to non-compete/ non-solicitation agreements are amortized over the periods relating to the terms of the agreements.

3. Cyclicality of Operations

The company's business is both cyclical and seasonal, with seasonality primarily impacting the reinforcing products segment, and cyclicality being a major factor in both the reinforcing and industrial products segments. The reinforcing products segment serves the infrastructure construction marketplace, where reinforcing steel is embedded within concrete, and weather is a limiting factor when temperatures drop to the point where the concrete in unable to set properly. These seasonal patterns, however, can be outweighed by the inherent cyclical nature of steel markets. Our operations in all segments are highly dependent on economic conditions and spending and more specifically, on the funding of infrastructure construction and automotive/ industrial activity. Because of the impact of these larger cyclical trends, seasonal patterns may not always be evident in the company's interim results.

4. Acquisitions

In May and June 2005, the company acquired four rebar installation operations in western Canada for a total cost of $16.8 million, which was paid in cash. The business combinations have been accounted for using the purchase method of accounting and are summarized below (in thousands of dollars):

Purchase consideration:	
Cash	$ 16,817
Fair value of net assets acquired:	
Cash	$ 335
Current assets, excluding cash	5,242
Fixed assets	1,793
Liabilities	(1,002)
Long-term intangibles	10,449
	$ 16,817

5. Segmented Information

The company has three reportable segments, reinforcing products, industrial products and steel trading and distribution.

In April 2005, the company commenced the operations of Harris Supply Solutions Inc. to engage in the business of distributing reinforcing steel and allied products primarily to the single-family residential and light construction markets across the United States. The results of these operations are shown as a reportable segment: "Steel Trading and Distribution".

The company evaluates segment performance based on earnings before income taxes. Other corporate items in the reconciliation of reportable segments to the consolidated financial statements comprise the assets and transactions of holding companies not accounted for within the reportable segments (primarily corporate office expenditures and holding company functions).

5. Segmented Information (continued)

(Numbers in thousands of dollars)

	For the Six Months Ended June 30, 2005					For the Three Months Ended June 30, 2005				
	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Total	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Total
Total sales	296,658	144,808	4,509	–	445,975	176,506	71,800	4,509	–	252,815
Intersegment sales	–	(1,187)	–	–	(1,187)	–	(684)	–	–	(684)
	296,658	143,621	4,509	–	444,788	176,506	71,116	4,509	–	252,131
Depreciation	1,106	1,781	–	4	2,891	588	891	–	1	1,480
Amortization	280	–	–	–	280	280	–	–	–	280
Earnings (loss) before income taxes	36,695	15,614	(14)	(323)	51,972	25,022	5,792	(14)	(260)	30,540

	For the Six Months Ended June 30, 2004					For the Three Months Ended June 30, 2004				
	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Total	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Total
Total sales	190,501	121,936	–	–	312,437	110,915	67,900	–	–	178,815
Intersegment sales	–	(1,445)	–	–	(1,445)	–	(761)	–	–	(761)
	190,501	120,491	–	–	310,992	110,915	67,139	–	–	178,054
Depreciation	790	1,641	–	5	2,436	402	795	–	3	1,200
Earnings (loss) before income taxes	13,332	21,950	–	7,612*	42,894	13,323	15,078	–	(51)	28,350

* Includes gain on sale of shares in subsidiary (note 7)

	As at June 30, 2005					As at December 31, 2004				
	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Total	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Total
Inventories	97,741	66,389	4,343	–	168,473	99,859	71,958	–	–	171,817
Property, plant and equipment	26,510	39,042	48	–	65,600	18,199	36,378	–	87	54,664
Total assets	289,326	147,434	7,330	3,990	448,080	225,964	156,077	–	41,830	423,871

6. Note payable

In June 2005, the company renewed its bank loan agreement for its U.S. reinforcing products operations. These borrowings are provided by the lender without recourse to a guarantee from Harris Steel Group Inc. and Nucor Corporation, the shareholders of these operations. The terms of the renewal provided for the shareholders to advance funds to Harris Steel Inc. which are subordinated to the lender's debt. In June 2005, the shareholders each advanced U.S.$5 million to Harris Steel Inc. The amount due to Nucor by Harris Steel Inc. is presented as a note payable at June 30, 2005. Repayment is due July 1, 2006 and the note bears interest at rates varying with LIBOR.

7. Gain on Sale of Shares in Subsidiary

On February 10, 2004, the company sold a 50% share interest in Harris Steel Inc. (its United States reinforcing steel products holding company) to Nucor Corporation, for cash consideration of U.S.$21 million. Additional proceeds of up to U.S.$6 million may be payable to the company over a five year period, dependent upon the results of operations during that period. To the extent that additional proceeds are realized, they will be included in earnings, net of applicable taxes, in the period when earned. Additional proceeds in the amount of U.S.$1.2 million were realized for the year ended December 31, 2004.

The company will maintain management control of, and continue to operate and consolidate, its United States reinforcing steel products operations.

8. Earnings Per Share

Earnings per share amounts are calculated on the weighted average number of shares outstanding for each period reported.

9. Capital Stock

At the annual and special meeting of shareholders of the company held on June 22, 2004, the shareholders approved a proposal to amend the articles of the company to create a new single class of outstanding common shares (with one vote per share) by reclassifying and changing each outstanding Class A Non-Voting Share and Class B Voting Share into a new Common Share and cancelling the remaining authorized, but unissued, Class A Non-Voting Shares and Class B Voting Shares. In addition, the shareholders approved a proposal to subdivide the Common Shares on a four-for-one basis. The subdivided Common Shares commenced trading on the Toronto Stock Exchange on July 13, 2004.

All number of shares amounts and per share amounts in these interim consolidated financial statements, including comparative numbers, are presented on the basis of an equivalent number of new subdivided Common Shares.

10. Subsequent Events

On July 6, 2005, the company acquired a 75% interest in three entities comprising the steel trading and distribution business of Novosteel S.A., a company based in Neuchatel, Switzerland. Novosteel has been an important supplier of steel products to the company. Novosteel's annual revenue for the 12 months ended March 31, 2005 was approximately Cdn$243million. Earnings from these businesses have historically been in the range of 1% to 3% of sales. The aggregate consideration to be paid is Cdn$11.5 million in cash. The transaction will be recorded using the purchase method of accounting.

The results of Novosteel will be fully consolidated in the third quarter of 2005 and reported in the steel trading and distribution segment of the business.

HARRIS
STEEL GROUP INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

At the Annual and Special Meeting held June 22, 2004, shareholders approved a proposal to merge the Class A Non-Voting Shares and Class B Voting Shares into a single common share class with one vote per share, and to then split the new shares on a four-for-one basis. All historical per share values in this M D & A are shown on a split-adjusted basis.

In the first quarter of 2004, earnings for the period included a gain of $7.8 million from the sale of a 50% interest in the Company's U.S. reinforcing products operations to Nucor Corporation (Nucor). This gain, upon which no income taxes were payable, added $0.29 per share (split-adjusted) to first half 2004 earnings. Excluding this gain, earnings per share in the first half of 2004 were $0.81. Values discussed in the M D & A will include the earnings calculations with this gain and excluding this gain.

Results of Operations

In the first six months of 2005, we achieved earnings of $29.7 million, or $1.10 per share, compared to earnings of $29.3 million, or $1.10 per share in the first half of 2004 ($0.81 per share excluding the Nucor gain). Second quarter earnings were $17.6 million, or $0.65 per share, up from the $17.0 million, or $0.63 per share, earned in the same period last year. These results illustrate the strength in our operations that prevails even after the cessation of the shortages and price escalation that characterized 2004. Although scrap prices and steel product prices have dropped significantly, we continue to experience solid margins and earnings, where strength in our reinforcing products segment is offsetting weakness in our industrial products segment.

Earnings before income taxes for the first six months were $52.0 million, up 21.2% from the $42.9 million recorded for the same period in 2004. For the quarter, earnings before taxes were $30.5 million, up $2.2 million, or 7.7% from second quarter last year. Pre-tax earnings in the six months ended June 30, 2005 at 11.7% of sales is historically high, and compares favourably to the first half of 2004, when pre-tax earnings were 11.3% of sales, excluding the gain on sale to Nucor. Historically, from the years 1996 to 2004, where 2004's calculation excludes the Nucor gain, the average pre-tax earnings compared to sales in the first half has been 6.1%.

Sales in the first half of 2005 of $444.8 million increased by 43.0% over sales in the first half of 2004 of $311.0 million. Second quarter 2005 sales of $252.1 million increased by $59.5 million, or 30.9% over first quarter 2005 sales of $192.7 million. Most of this increase came from reinforcing products activity, consistent with strong demand and seasonal patterns as construction activity typically increases with warmer weather.

Selling and administrative expenses for the first half of 2005 of $23.2 million are up $3.4 million from the $19.7 million reported in the first half of 2004. This increase is attributable to higher personnel and administration costs to support our growth in volumes, facilities, and activities, as well as higher bonus accruals this year as we had higher earnings from operations.

Depreciation increased in the six months ended June 30, 2005 to $2.9 million from $2.4 million in the period a year ago. The increase in depreciation is related to greater investment in property, plant and equipment in the reinforcing and industrial products operations. In addition, for the second quarter of 2005, we recorded amortization of intangible assets of $0.3 million relating to the acquisitions of four rebar placement businesses. The annual amortization of these intangible assets will be approximately $2.1 million.

We had a foreign exchange gain in the quarter of $806,000. Added to the foreign exchange gain of $818,000 in the first quarter, we had a gain in the first six months of $1.6 million.

Results by Segment

The industrial products segment was impacted by automotive market weakness and softer prices due to falling raw material input costs. As is typically the case in an environment of falling prices, margins came under pressure. This pressure became apparent during the first quarter and continued throughout the second quarter. We expect the pressure to continue in the third quarter, and do not expect any relief until the fourth quarter at the earliest.

Industrial products sales in the first half of 2005 were $143.6 million, representing 32.3% of the consolidated sales, whereas last year, industrial products accounted for 38.7% of consolidated sales in the first half. Pre-tax earnings from industrial products in the six months ended June 30, 2005 were $15.6 million, or 30.0% of consolidated earnings, compared to 51.2% in the same period last year. Pre-tax earnings in the first half of 2005 were down $6.3 million, or 28.9% from the first half of 2004.

For the quarter, pre-tax earnings for the industrial products group of $5.8 million are down $4.0 million or 40.7% from first quarter. This decline is despite sales in the quarter that were up year over year and down only 1.9% from sales in the quarter ended March 31, 2005. During the quarter, we reduced inventory levels for industrial products, and estimate that our current inventory levels are appropriate in relation to expected demand.

In the six months ended June 30, 2005, the reinforcing product (rebar) operations contributed $296.7 million, or 66.7% of consolidated sales and $36.7 million or 70.6% of consolidated pre-tax earnings, at strong margins. Although variations between regions is a given in the business, construction demand has been strong across North America. The most significant margin improvement occurred in our U.S. reinforcing operations, continuing the trend that we noted in our first quarter. Shipments were up significantly both year over year and second quarter over first quarter this year.

During the quarter, we took action to address one of the most significant challenges in this buoyant construction environment, namely, the scarcity of skilled labour to install rebar in western Canada. In other Canadian regions and in many U.S. regions, we perform the installation ourselves, but until this year, we worked with sub-contractors to place the rebar in Alberta and B.C. Between May and the end of June, 2005, we made four separate acquisitions of established rebar installation businesses in Alberta and B.C. These acquisitions have added roughly 300 ironworkers to our head count, and we have recorded intangible assets of $10.4 million on our balance sheet, representing the legal undertakings we have received from the previous owners and senior managers of these businesses.

In April this year, we established Harris Supply Solutions Inc., a business which distributes rebar and allied products primarily to the single-family home construction market in the U.S. Effective this quarter, we have presented a third reportable segment, namely "Steel Trading and Distribution". Results for Harris Supply Solutions Inc. are shown in this segment, along with the results of Novofer, a small joint venture with Novosteel that we initiated earlier this year. Segment results were sales of $4.5 million and a pre-tax loss of $14,000. Going forward, the segment will also include the results of Novosteel, which we acquired in July, 2005.

Balance Sheet

Accounts receivable has increased to $191.6 million at June 30, 2005, an increase of 52.0% over June 2004. This increase is related to the increase in sales volume, and the fact that when our sales mix shifts to a higher proportion from reinforcing products, the receivables tend to increase because of longer collection cycles for rebar than for industrial products.

Inventories have declined by $5.0 million since the end of the first quarter, despite the addition of $4.3 million of inventories to support Harris Supply Solutions. This is consistent with our expectation of stable to declining inventories, stated in the M D & A section of our first quarter 2005 interim results. Industrial products inventories declined by $1.7 million, or 2.6% since March 31, 2005 while reinforcing products inventories declined by 7.3%.

Our balance sheet at June 30, 2005 includes two new line items: first, we have $10.2 million in intangible assets. These intangibles relate entirely to the non-solicitation and non-compete undertakings purchased as part of the four rebar installation acquisitions described earlier in the "Results from Operations" section. The intangibles are being amortized over the terms of the undertakings, being five years. Secondly, we have included a note payable. The Company and Nucor as shareholders of the U.S. reinforcing operations have each advanced U.S.$5.0 million to that business on a basis subordinate to the bank's interest. The note payable is the obligation due to Nucor by Harris Steel Inc. that does not eliminate on consolidation.

Cash Flows

At the end of June, we had cash of $1.6 million. The bank indebtedness of $35.1 million is the debt of our U.S. reinforcing operations owned 50/50 with Nucor, but managed by Harris and consolidated on our balance sheet. This bank indebtedness is non-recourse to both the Company and Nucor. While the borrowing level of our U.S. rebar operations is roughly unchanged from first quarter, we provided additional financing to our U.S. rebar operations on a subordinated basis. We also expended cash on the four installation acquisitions described earlier.

Capital expenditures (excluding acquisition items) in the quarter were $5.1 million. In the first half of 2005, expenditures of $12.0 million were considerably higher than the $4.6 million that was spent in the first half of 2004. Major additions include increases in capacity at Laurel Steel; expansion of the Fisher & Ludlow facility in Burlington; the assets of Harvard Steel purchased in Seattle; the establishment of a new reinforcing products branch in Salt Lake City; and leasehold improvements to expand capacity in Phoenix.

We paid dividends in the first half of $4.8 million, more than double the $2.0 million in dividend payments that we made in the first half of 2004. We continue to plan to fund our operations, capital expenditures and dividends from current operating cash flows.

Financial Condition

Shareholders' equity at June 30, 2005 was $298.4 million, up 9.1% from its value at the end of December, 2004 and up 5.3% over the value at the end of March, 2005. Working capital at June 30, 2005 of $250.3 million is up modestly from the level at the end of March, 2005.

Toronto, Canada
August 3, 2005

HARRIS STEEL GROUP INC.
4120 YONGE STREET, SUITE 404, TORONTO, ONTARIO M2P 2B8
TELEPHONE: (416) 590-9549 FAX: (416) 590-9560

August 24, 2005

Mr. Richard Raymer
Hodgson Russ LLP
150 King Street West, Suite 2309
Toronto, Ontario M5H 1J9

Dear Richard,

I am enclosing the following items as inclusions to our Rule 12g3-2(b) Letter which you are filing on our behalf with the SEC:

- Annual Report (2005)
- Annual Report (2004)
- Annual Information Form (2005)
- Annual Information Form (2004)
- Preliminary prospectus (2005)
- Final prospectus (2005)
- U.S. private placement memorandum (2005)
- Proxy materials (2004)
- Proxy materials (2005)
- Interim financial reports for three quarters in 2004
- Interim financial reports for the two quarters to date in 2005
- Management information circular and notice of meeting (2004)
- Management information circular and notice of meeting (2005)

I understand that your office will print and include all press releases, material change reports and other notices that have been filed to SEDAR. Please call me if there are any other items which I can provide for you,

Sincerely,
HARRIS STEEL GROUP INC.

Flora Wood

Flora Wood
Corporate Secretary & Investor Relations

HARRIS STEEL GROUP INC.
ANNUAL INFORMATION FORM

May 10, 2004

HARRIS STEEL GROUP INC.

ANNUAL INFORMATION FORM

TABLE OF CONENTS

1. <u>Corporate Structure</u>

Harris Steel Group Inc. ("Harris" or the "Company") is located at 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8.

Harris Steel Group Inc. was incorporated under the laws of the Province of Ontario by letters patent dated May 20, 1953 as J. Harris & Sons, Limited to acquire the metal trading business established by the Harris family in London, Ontario in 1886. By supplementary letters patent dated April 27, 1967, the Company changed its status from a private to a public company. The Company changed its name to Harris Steel Group Inc. on November 6, 1979. On September 1, 1984 Harris amalgamated with G&H Steel Industries Limited but continued to be known as Harris Steel Group Inc.

Articles of Amendment dated March 29, 1985 authorized the Company to issue an unlimited number of Class A Non-Voting Shares (the "Class A Shares") and Class B Voting Shares (the "Class B Shares"), subdivided the Class A Shares and Class B Shares on a two for one basis and amended certain dividend provisions in respect of the Class A Shares and Class B Shares. On June 26, 1985 the Company's articles were amended to provide voting rights for the Class A Shares in certain limited circumstances and to provide take-over protection to holders of Class A Shares (see section entitled "Description of Existing Capital of the Corporation" of the Company's Management Information Circular dated May 7, 2004 which is appended hereto). Also included in that Management Information Circular is a proposal to Shareholders to convert the Class A Shares and Class B Shares into a single class of shares on a one share, one vote basis, and to then split this new class of shares on a 4 for 1 basis. (See section in the Management Information Circular entitled "Capital Reorganization of the Corporation")

<u>Inter-corporate Relationships</u>

The major Canadian trading operations of Harris are carried out primarily in the names of Harris Rebar, Laurel Steel and Fisher & Ludlow, all divisions of Harris Steel Limited, a wholly-owned Ontario corporation. United States based operations are conducted through Harris Rebar Seattle Inc., Harris Rebar Boston Inc., Harris/Arizona Rebar Inc., Harris Salinas Rebar Inc., and Harris Rebar Atlantic Inc., Delaware corporations the shares of which are held by Harris Steel Inc., a wholly-owned Delaware corporation.

Effective February 10, 2004 the Company sold a 50% interest in Harris Steel Inc. to Nucor Corporation. The Company continues to manage and operate the business of Harris Steel Inc. and its subsidiaries and will continue to consolidate the results of operations.

Inter-corporate relationships for major operations are shown diagrammatically below:


HARRIS STEEL GROUP INC.
Canadian Based Operations
100%
50%
US Based Operations
HARRIS STEEL LIMITED
HARRIS STEEL INC. (holding company)
Harris Rebar Division
Laurel Steel Division
Fisher & Ludlow Division
Harris Rebar Boston Inc.
Harris Rebar Seattle Inc.
Harris Rebar Atlantic Inc.
Harris/Arizona Rebar Inc.
Harris Salinas Rebar Inc.

2. Description of Operations

The Company operates in a single reportable segment as a steel trading business. Those operations include the fabrication, processing and installation of steel products, including construction steel (concrete reinforcing bars and post-tensioning), steel wire and cold finished bars, steel and aluminum grating and expanded metal. The Company's products are supplied by facilities located across Canada and the United States.

Harris fabricates and processes steel bar and coil purchased from worldwide steel producers into the lengths and shapes required by customers. The Company provides a complete construction service to owners and general contractors comprising the detailing of engineering drawings and the supply, fabrication, epoxy coating and installation of construction steel. Harris also draws wire and cold finished bars in various diameters and shapes for further manufacturing by suppliers to the automotive, appliance and machinery and equipment industries and manufactures and fabricates steel and aluminum grating and expanded metal.

In Canada, the Company operates 18 reinforcing steel fabricating plants (two of which are equipped for epoxy coating), one steel grating and expanded metal manufacturing plant, four steel grating fabricating plants and one cold finished bar and wire processing plant. The company operates five reinforcing steel fabricating plants (two of which are equipped for epoxy coating) and three steel grating fabricating plants in the United States. Each plant is operated as an individual profit centre with a manager responsible for marketing, production and installation. The Company also maintains an engineering detailing office in Sri Lanka, which provides engineering support to the reinforcing steel plants. All financial aspects (billings, payrolls, payments, accounting) are centralized by division to facilitate cash control and the monitoring of operating results. The senior executives of the Company establish policies and control corporate development, inventory levels, capital expenditures, financing and senior personnel matters. Steel costs are no less than 60% of the direct costs of all our major products: all significant steel raw material purchases and costs are reported to the CEO at the corporate office.

The principal owned properties at which the Company carries on its operations are: reinforcing steel fabrication and epoxy coating plants located in Stoney Creek, Ontario (62,000 sq. ft.), Delta, British Columbia (40,000 sq. ft.), Boston, Massachusetts (50,000 sq. ft.), and Bethlehem, Pennsylvania (115,000 sq. ft.); a wire and cold finished bar processing plant in Burlington, Ontario (350,000 sq. ft.); and a grating manufacturing and fabrication plant in Burlington, Ontario (106,000 sq. ft.). The Company occupies 24 leased facilities, 10 of which are outside operations with portable buildings.

Harris has excellent relationships with major steel producers throughout the world, some of which go back close to 50 years. As a very large North American steel purchaser, Harris believes it is less vulnerable to steel shortages and can buy more favourably than smaller regional operators. In addition, the Company's strong financial position enables it to change inventory levels substantially in anticipation of price fluctuations.

Harris competes with a number of regional construction steel fabricators in each of the various geographic markets in which the Company operates. Major wire and cold finished bar competitors present in the Company's Canadian and American markets are Union Drawn II and Canadian Drawn Steel of Hamilton, Ontario, Nucor Corporation of Darlington, South Carolina, Niagara/LaSalle Steel of Hammond, Indiana, Republic Technologies International of Massillon, Ohio, Baron Drawn Steel Corp. of Toledo, Ohio, and Eaton Steel Corp. of Oak Park, Michigan.

A major strength of Harris is its well-trained and experienced workforce. The Company's steady growth over the years and its ongoing pursuit of improved methods have earned a high degree of employee commitment and motivation. A good measure of Harris's employee relations is the very low level of turnover the Company enjoys.

At December 31, 2003, Harris had 1,506 employees. Approximately half of the Company's employees either: (1) are members of unions that have entered into collective bargaining agreements with the Company directly; or (2) are governed by industry wide field agreements for specific trades at construction sites in certain geographic areas. Each year, some of the collective agreements covering individual plant locations and field agreements covering specific geographic areas expire and are renegotiated.

The Company maintained compliance with all applicable environmental regulations during 2003. The Company remains committed to maintaining a safe and acceptable environment for employees and the communities in which its plants are located.

The Company's principal raw material is steel bar and coil. The end cuts and short lengths produced from the Company's manufacturing processes are collected by scrap dealers and sold to steel mills for remelting into new steel products. Waste chemicals, lubricants and bag house dust are removed and transported by approved carriers to recyclers and approved waste disposal sites.

3. Three Year History

In the recent past Harris has concentrated on expanding business in its existing product areas. Accordingly a number of small business acquisitions have been completed, being structured primarily as asset purchases.

None of these acquisitions have been considered material to the consolidated financial position of the Company.

In 2001 the Company purchased the assets and business of Salinas Reinforcing Inc. a competitor for reinforcing steel products in the Bay area of California. The assets were purchased by Harris Rebar Oakland Inc. which changed its name to Harris Salinas Rebar Inc. after the transaction. The Company relocated operations to a site in Livermore, California previously occupied by Salinas Reinforcing Inc.

In 2002 the Company purchased the assets and businesses of three small competitors for reinforcing steel products in Ontario, which included the addition of a new facility in Bolton, Ontario, a short distance northwest of Toronto.

Effective February 10, 2004 the Company completed the sale of a 50% interest in its United States reinforcing steel products operations to Nucor Corporation of Charlotte, North Carolina. Harris received proceeds of US $21 million upon completion of the sale and additional proceeds of up to US $6 million may be collected from Nucor depending upon results of operations over the next five years. The Company will record a gain of $7.8 million in the first quarter of 2004 on this transaction. The additional proceeds will only be recognized when earned, and will be recorded net of applicable income taxes.

The Company will retain management control of and will continue to consolidate its United States reinforcing steel operations.

4. Risk Factors

Harris has assembled a strong experienced management team with a significant history in the steel trading activities in which the Company operates. The principle risks to the business and the long-term financial position of the Company are as follows:

- Volatility of steel prices: As the past 12 months have amply illustrated, the world steel markets in which the Company operates can be extremely volatile and cyclical. The ability to anticipate and appropriately respond in a timely fashion to steel pricing trends in the purchasing and selling of steel products is the key to business success.

- Maintaining and attracting management and personnel who can anticipate such pricing trends and respond accordingly is a key senior management challenge. While there are no significant immediate concerns, many of the Company's senior managers have had long careers in the business and succession planning at all levels is an ongoing focus for the Company.

- The Company reports financial results in Canadian dollars. Many operations and transactions are conducted in US dollars. Accordingly, reported financial results can be significantly affected by changes in the US to Canadian dollar exchange rates. A detailed analysis of these risks and a sensitivity analysis can be found in the Company's Management's Discussion and Analysis of Results of Operations and Financial Condition.

- In common with most other businesses, the Company faces credit risk associated with accounts receivable from customers. The customer base is, however, diverse and the ability to secure certain steel contract receivables through bond rights and legislative means such as liens provides a further level of risk mitigation. Only in the event of a precipitous economic downturn would there be any significant risk of material credit loss.

- The stability of the Company's supplier base has at various times been a concern for management, although current and anticipated pricing trends, together with consolidation within the steel mill industry, have diminished the risk of continued erosion of the supplier base.

5. Dividends

During the past three years the Company has declared and paid cash dividends of $0.24 per share. Dividends have been paid throughout this period at the rate of $0.06 per share each quarter.

A $0.06 per share dividend was paid for the first quarter of 2004, however, effective June 2004, the Company intends to pay a quarterly dividend of $0.24 per share, for the existing share base outstanding.

This change is being made in conjunction with a proposal to merge the existing Class A Shares and Class B Shares into a single class, with one vote per share, and then to split this merged stock on a 4 for 1 basis. After the split the dividend is anticipated to be $0.06 per share per quarter on the new share base.

6. Capital Structure

At December 31, 2003 the Class A Shares and Class B Shares had the following voting and participation rights.

Voting Rights

Class A Shares are not entitled to vote unless the Company has failed to pay dividends totalling 2 1/2¢ per Class A Share for eight consecutive fiscal quarters. Thereafter, each Class A Share is entitled to one vote until, in any fiscal quarter, a dividend of 2 1/2¢ per Class A Share has been paid or declared and set aside for payment.

Each Class B Share is entitled to one vote at all meetings of the shareholders.

Dividends

Class A Shares are eligible to receive a preferential, non-cumulative, quarterly dividend of 2 1/2¢ per share.

Class B Shares are not eligible to receive a dividend in any quarter until a dividend of 2 1/2¢ per share has been paid on the Class A Shares. Thereafter, Class B Shares are eligible for a dividend of up to 2 1/2¢ per share in any quarter.

Dividends in excess of 2 1/2¢ per share in any quarter will be paid equally on the Class A Shares and Class B Shares.

Take-Over Protection

The Class A Shares become convertible into Class B Shares on a share-for-share basis after the holders of a majority of the outstanding Class B Shares accept a bona fide offer, which must, by reason of applicable securities laws or stock exchange by-laws, regulations or policies, be made to each holder of Class B Shares whose last recorded address is in the jurisdiction to which the relevant requirement applies.

As noted in section 1, Corporate Structure, and described in the Company's Management Information Circular dated May 7, 2004 approval is to be sought from shareholders for a Capital Reorganization.

7. Market for Securities

The company's shares are listed on The Toronto Stock Exchange as Harris A (HSG.A) and Harris B (HSG.B). Trading information for the year ended December 31, 2003 is as follows:

Class A shares 2003

	High	Low	Shares traded
First quarter	24.50	20.00	20,170
Second quarter	20.50	18.00	32,362
Third quarter	21.00	18.25	11,051
Fourth quarter	22.00	19.25	23,310
Year	24.50	18.00	86,893
Year 2002	33.00	20.00	163,142

Class B shares 2003

	High	Low	Shares traded
First quarter	21.80	19.00	8,270
Second quarter	19.50	17.00	52,630
Third quarter	21.00	18.25	9,300
Fourth quarter	21.00	19.00	10,781
Year	21.80	17.00	80,981
Year 2002	31.00	19.50	17,378

8. Directors and Officers

The Company provided for a board of directors of not less than five and not more than twenty members by articles of amendment dated June 11, 1986. The current board has been set at ten directors.

The directors, officers and executives of the Company and their municipalities of residence and principal occupations are set forth below:

Name & Municipality of Residence	Principal Occupation	Director Since
Milton E. Harris, O.C. Toronto, Ontario.	Chairman and Chief Executive Officer of the Company	1953
***+Barrie D. Rose, F.C.A.** Toronto, Ontario.	Chairman and Chief Executive Officer, Androcan Inc.	1973
***+James W. Leech** Toronto, Ontario.	Senior Vice-President, Merchant Banking Ontario Teachers' Pension Plan Board	1982
***Bruce J. Timmerman, C.A.** Oakville, Ontario.	Retired	1989
***+Geno F. Francolini, C.M., F.C.A., L.L.D.** London, Ontario.	President and Chief Executive Officer, Xenon Capital Corporation	1992
David E. Harris, L.L.B. Toronto, Ontario.	Barrister & Solicitor	1994
***The Honourable J. Judd Buchanan, P.C., O.C., M.B.A., L.L.D.** Silver Star Mountain, B.C.	President, Rundle Investments Ltd.	2002
Sheldon Aaron London, Ontario	President, Aaron Construction Limited	2003
John Harris, M.B.A. Etobicoke, Ontario.	President and Chief Operating Officer of the Company	1989
DeLane Pate Burlington, Ontario.	President of Laurel Steel, a division of Harris Steel Limited	1999

Douglas Deighton, C.A. Toronto, Ontario.	Treasurer Officer of the Company	-
Robert Roe, C.A. Toronto, Ontario.	Secretary Officer of the Company	-

*Member of Audit Committee
+Member of Compensation Committee

Each of the foregoing has held the principal occupation shown opposite his name, or other executive office with the same or related firm, for the last five years except for the following: The Honourable J. Judd Buchanan, who prior to January 1, 2003 was also Chairperson of the Canadian Tourism Commission. Mr. Leech who was Vice-Chairman, Infocast Corporation prior to 2001 and Vice Chairman, Kasten Chase Applied Research Limited prior to 1999. Mr. Pate was Vice-President, Marketing and Sales, Laurel Steel, a division of Harris Steel Limited prior to 1999. Mr. Timmerman was Vice-President, Finance and Secretary of the Company prior to his retirement in 1999. Mr. Deighton commenced employment with the company in 1999 as Treasurer. Mr. Roe held the position of Assistant Secretary of the Company prior to 1999.

Each director is elected to hold office, subject to the by-laws of the Company, to serve until the next annual meeting of shareholders, or until his successor is elected or appointed in accordance with such by-laws.

The Company does not have an Executive Committee of the Board of Directors.

As at May 7, 2004 the directors and senior officers of the Company, as a group, beneficially owned directly or indirectly or exercised control or direction over 2,724,986 Class A Shares and 1,687,722 Class B Shares or 61.7% of the outstanding Class A Shares and 75.5% of the outstanding Class B Shares. This information, not being within the knowledge of the Company, has been furnished by the individual directors and officers.

9. Audit Committee Disclosures

The Board of Directors of the Company is currently considering an Audit Committee Charter which will be attached as an appendix to the next following Annual Information Form when approved. The Audit Committee of Harris Steel Group Inc. is presently composed of the following individuals who all meet the meaning of independent as set out in Multilateral Instrument 52-110.

Name	
Barrie D. Rose, F.C.A.	Chairman of the Committee
James W. Leech	
Bruce J. Timmerman, C.A.	

Geno F. Francolini, C.M., F.C.A., L.L.D.

The Honourable J. Judd Buchanan, P.C., O.C., M.B.A., L.L.D.

Financial Literacy

Messrs. Rose and Francolini are both Fellows of the Institute of Chartered Accountants of Ontario.

Mr. Timmerman is also a Chartered Accountant and until his retirement in 1999 was the V-P Finance and Chief Financial Officer of the Company.

Mr. Leech is principally engaged in his position with the assessment of investment decisions for one of Canada's largest pension investment funds.

Mr. Buchanan is a former member of the Privy Council, Chairperson of the Canada Tourism Commission and sits on a number of Boards of Directors. His business background is in the insurance brokerage industry.

Audit and Non-Audit Services

The Audit Committee has established a policy that all non-audit services other than taxation advice and services provided by the Company's auditors (PricewaterhouseCoopers LLP), require pre-approval by the Audit Committee.

Fees for non-audit taxation services are reported to the Committee by management as a fixed agenda item at all meetings of the Committee.

Fees billed by the Company's auditors in 2003 were $233,000 for audit services and $26,000 for non-audit services.

10. Legal Proceedings

The Company's subsidiaries have operations throughout the United States and Canada, and in the normal course of business, the Company and its subsidiaries are named as defendants in various legal actions. Although the outcomes are uncertain and the amount of losses, if any, cannot be determined at this time, the Company is of the opinion that actions outstanding will not result in a material adverse effect on the Company.

11. Transfer Agent

All shares of the Company are registered with the transfer agent:

CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario
M5H 4A6
Attn: Ms. Amanda de Freitas
Manager, Client Services

12. Additional Information

Financial information is provided in the Company's consolidated financial statements for the years ended December 31, 2003 and 2002 and its Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") for the year ended December 31, 2003. These and additional information relating to the Company is on SEDAR at www.sedar.com.

HARRIS STEEL GROUP INC.

QUEBECOR MERRILL
CANADA INC
Printed In Canada

CERTIFICATE OF THE UNDERWRITERS

Dated: January 20, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Prince Edward Island, Nova Scotia, New Brunswick and Newfoundland and Labrador. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

GMP SECURITIES LTD.

By: (Signed) HARRIS FRICKER

CANACCORD CAPITAL CORPORATION	FIRST ASSOCIATES INVESTMENTS INC.	RAYMOND JAMES LTD.	SPROTT SECURITIES INC.
By: (Signed) JENS J. MAYER	By: (Signed) A.G. RHIND	By: (Signed) REBECCA RENNISON	By: (Signed) ROBERT P. CHALMERS

DOMINICK & DOMINICK SECURITIES INC.

By: (Signed) PAUL MORGANTE

CERTIFICATE OF THE CORPORATION

Dated: January 20, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. For purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

By: (Signed) MILTON E. HARRIS
Chairman and Chief Executive Officer

By: (Signed) DOUGLAS DEIGHTON
Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) JAMES W. LEECH
Director

By: (Signed) BARRIE D. ROSE
Director

AUDITORS' CONSENT

We have read the short form prospectus of Harris Steel Group Inc. (the "Corporation") dated January 20, 2005 qualifying the distribution of common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference in the above-mentioned prospectus, of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years ended December 31, 2003 and 2002. Our report is dated March 26, 2004.

Toronto, Ontario
January 20, 2005

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

ELIGIBILITY FOR INVESTMENT

In the opinion of Goodmans LLP, counsel to the Corporation and the Selling Shareholder, and of Cassels Brock & Blackwell LLP, counsel to the Underwriters, on the date hereof: (i) the Common Shares are qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education plans and deferred profit sharing plans, each as defined in the Act; and (ii) based, in part, on a certificate of the Corporation as to certain factual matters, the Common Shares would not on that date constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on those plans, registered investments and other tax exempt entities including most registered pension funds and registered pension plans.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Royal Trust Tower, Suite 3000, Toronto-Dominion Centre, Toronto, Ontario.

The transfer agent and registrar for the Common Shares in Canada is CIBC Mellon Trust Company, at its principal office in Toronto.

LEGAL MATTERS

The validity of the issuance of the Common Shares to be sold in this Offering and other legal matters related to this Offering will be passed upon for the Corporation and the Selling Shareholder by Goodmans LLP. Legal matters in connection with this Offering will be passed upon for the Underwriters by Cassels Brock & Blackwell LLP. As of the date of this short form prospectus, partners and associates of each of Goodmans LLP and Cassels Brock & Blackwell LLP own in the aggregate, less than one percent of the Common Shares and shares of any of the Corporation's affiliates. Dale H. Lastman, co-chairman of Goodmans LLP, is a director of the Corporation.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a short form prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limits prescribed by applicable securities legislation. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

the Corporation. Conflicts of interest could arise between the Corporation and Mr. Harris or between Mr. Harris and one of the subsidiaries of the Corporation, and any such conflict may not be resolved in a manner that favours the Corporation.

The Corporation understands that the Selling Shareholder intends to retain effective control of the Corporation. In order to retain control, the Selling Shareholder may decide not to enter into a transaction in which shareholders of the Corporation would receive consideration for their common shares that is much higher than the cost of their investment in the common shares or the then market price of the common shares. The Corporation does not have any control over any decision that the Selling Shareholder may make in the future regarding its continued ownership of the common shares.

Future Sales of Common Shares

The Selling Shareholder will hold, directly or indirectly, approximately 48.74% of the common shares following this Offering, assuming the Underwriters' Option is exercised in full, and may sell its common shares, subject to the 90 day lock-up referred to under the heading "Plan of Distribution" and applicable securities laws. In addition, Leith Wheeler Investment Counsel Ltd. ("Leith Wheeler") holds, directly or indirectly, 2,920,000 common shares (representing approximately 10.85% of the total issued and outstanding common shares) as disclosed in its System for Electronic Disclosure by Insiders (SEDI) filing dated December 29, 2004. The Corporation has no knowledge or authority over the future sale of common shares from either the Selling Shareholder or Leith Wheeler, and no prediction can be made as to the effect, if any, such future sales of common shares may have on the market price of the common shares. However, sales of substantial amounts of common shares, or the perception that such sales could occur, could adversely affect the market price of the common shares.

Share Price Volatility

A number of factors could influence the volatility in the trading price of the Common Shares, including changes in the economy or in the financial markets, industry-related developments, and the impact of changes in the Corporation's operations. Each of these factors could lead to increased volatility in the market price of the Common Shares. In addition, variations in earnings estimates by securities analysts and the market prices of the securities of the Corporation's competitors may also lead to fluctuations in the trading price of the Common Shares.

Share Liquidity

As a result of the significant shareholdings of a few shareholders, historically the volume of Common Shares (and predecessor Class A and Class B shares) traded has been relatively limited. Accordingly, there is a risk that Common Shares may not be easily sold or the volume of Common Shares sold may be relatively limited.

FORWARD-LOOKING STATEMENTS

Statements in this short form prospectus about the Corporation's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

In some cases forward-looking statements can be identified by the use of words such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts" or "potential" or the negative or other variations of these words, or other comparable words or phrases.

Although management believes that the expectations reflected in these forward-looking statements are reasonable, the Corporation cannot guarantee future results, levels of activity, performance or achievements or other future events. The Corporation is under no duty to update any of these forward looking statements after the date of this short form prospectus. Prospective investors should not place undue reliance on forward-looking statements.

December 31, 2003, the net working capital of U.S. based operations was U.S. $30.4 million. A one cent exchange variation in the Canadian dollar value of the period end exchange rate would result in an approximate $300,000 translation gain or loss as applicable. Further, the translation of earnings of the U.S. based operations into Canadian dollars is impacted by variations in the reporting period exchange rates.

Secondly, there is also foreign exchange risk within the Canadian operations due to sales denominated in U.S. funds to U.S. based customers. This foreign exchange settlement risk is largely mitigated by the purchase of materials in U.S. funds providing a natural hedge. There remains a net cash flow in U.S. funds to the Canadian operations. The Corporation does not undertake any significant foreign exchange hedging transactions.

Credit Risk

The Corporation faces credit risk associated with accounts receivable. In the event of a precipitous economic downturn there would be significant risk of material credit loss.

Supplier Base

The Corporation relies on key suppliers for the supply of raw materials. Disruption of these relationships could have a material adverse effect on the Corporation.

Labour Relations Risk

Approximately half of the Corporation's employees are unionized or governed by collective trade agreements (e.g., steelworkers or automotive). Labour disruptions could adversely affect the Corporation's business.

Trade Policy Restrictions

The Corporation is a significant importer of commodity steel products on a global basis and a significant exporter of steel products from Canada into the United States. Steel is often the subject of cross-border trade disputes. Any material dispute that is not resolved in the Corporation's favour could have a material adverse effect on the Corporation's results.

Competition

The Corporation does not enjoy proprietary advantages (e.g., patents or trademarks) in any of its major product lines. As a result, in all product lines and in all geographic regions where the Corporation conducts business, the Corporation has both direct and indirect competitors and competes on the basis of certain factors including price, product quality and availability, related services and on-time delivery. The inability of the Corporation to compete effectively could have a material adverse effect on the Corporation's results.

Environmental Risk

The Corporation's operations are subject to a variety of federal, provincial, state, territorial and local environmental regulations in both the United States and in Canada. These laws and regulations relate to, among other things, the discharge of contaminants into water and air and into or onto land; waste disposal; and the handling, transportation and storage of hazardous material.

The Corporation has in the past recorded reserves for known environmental costs or anticipated liabilities, and it is the policy of the Corporation to record such reserves for any anticipated environmental cost or liability. Any environmental cost or liability may have a material adverse effect on the Corporation's results.

Risks Related to this Offering and the Common Shares

Controlling Shareholder

Immediately upon completion of this Offering, assuming the Underwriters' Option is exercised in full, the Selling Shareholder will directly or indirectly own approximately 48.74% of the outstanding common shares. In addition, Milton E. Harris, the controlling shareholder of the Selling Shareholder, is the CEO and Chairman of

RISK FACTORS

Prospective investors should carefully consider the risks described below before making an investment decision. Prospective investors should also carefully consider the risk factors discussed in the section entitled "Risk Factors" in the Annual Information Form incorporated herein by reference and elsewhere in documents incorporated by reference into this short form prospectus. The risks and uncertainties described below are not the only ones facing the Corporation. Additional risks and uncertainties that are not presently known to the Corporation or that the Corporation currently believes to be immaterial may adversely affect the Corporation's business. If any of the following risks actually occurs, the Corporation's business, financial condition or operating results could be materially adversely affected. In that event, the trading price of the Common Shares could decline and purchasers of the Common Shares may lose all or part of their investment.

Risks Relating to the Business

Volatility of Steel Prices

As the past 12 months have amply illustrated, the world steel markets in which the Corporation operates can be extremely volatile and cyclical. There was unprecedented volatility in global steel markets commencing in the second half of 2003 and continuing through 2004. This volatility resulted in dramatic price increases across all steel products. Up to 70% of the Corporation's variable costs can be attributed to the price of steel. A failure of the Corporation to anticipate and appropriately respond in a timely fashion to steel pricing trends in the purchasing and selling of steel products may have a material adverse effect on the Corporation's results.

Inventory and fixed price contracts

Reinforcing steel products are typically sold by means of fixed price contracts, where the reinforcing steel is provided by the Corporation to the customer over a period of time which may range from several weeks to several years. At any point in time, therefore, the Corporation is contractually obligated to supply significant quantities of steel at a pre-determined price. The Corporation does not hold inventory in quantities to match these obligations. The proportion of inventory to outstanding contractual obligations varies according to management's anticipation of steel pricing trends, but in any event, a material portion of the contractual obligations will always be exposed to future steel purchase pricing risk. If contractual obligations have to be fulfilled by steel purchased at higher replacement costs, then the Corporation will incur lower realization on those contracts.

Most of the Corporation's other steel products are sold and shipped within a very short timeframe. These sales are often supported with large inventories of raw materials. During a period of falling prices for raw materials, the Corporation would normally expect price realization on shipments of its finished products to deteriorate, producing inferior returns during the period when older inventories are being sold.

Cyclical industry

In the Corporation's steel fabrication and processing operations, there is significant dependence on economic conditions and spending and more specifically, on funding of infrastructure construction and automotive/industrial activity. Economic downturns in these areas can have a negative impact on both pricing and demand for the Corporation's products.

Dependence on Key Employees

Maintaining and attracting management and personnel is a key senior management challenge. While there are no significant immediate concerns, many of the Corporation's senior managers have had long careers in the business and succession planning at all levels is an ongoing focus for the Corporation.

Foreign Exchange

Foreign exchange risks derive from two sources. Firstly, the Corporation's U.S. operations incur all costs and derive all revenue in U.S. dollars. The translation of the results of these operations into Canadian dollars for financial reporting purposes can result in significant foreign exchange translation losses or gains. At

on the same terms as set out above. If the Underwriters' Option is exercised in full, the total price to the public, Underwriters' fee and net proceeds to the Selling Shareholder will be $81,172,500, $3,246,900 and $77,925,600 respectively. This short form prospectus also qualifies the distribution of the Underwriters' Option and the Common Shares issuable on the exercise of the Underwriters' Option.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all Common Shares if they purchase any of the Common Shares under the Underwriting Agreement.

The Corporation has agreed not to sell or issue, or negotiate or enter into any agreements to sell or issue, any additional common shares or securities convertible into common shares, other than in conjunction with the grant or exercise of stock options or other similar issuances pursuant to share compensation arrangements, outstanding warrants and the issuance of securities in connection with property or share acquisitions in the normal course of business, for a period of 90 days following the closing of the Offering without the prior written consent of GMP Securities Ltd., such consent not to be unreasonably withheld or delayed.

The Selling Shareholder has agreed not to sell, offer, assign, transfer, encumber, grant an option to purchase or enter into any monetization which has the direct or indirect effect of transferring all or any of the economic benefit or ownership of any of its common shares or securities convertible into common shares, for a period of 90 days following the closing of the Offering without the prior written consent of GMP Securities Ltd., such consent not to be unreasonably withheld or delayed.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Common Shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act. The Underwriters have agreed pursuant to the terms of the Underwriting Agreement that they will not offer or sell the Common Shares within the United States except to Qualified Institutional Buyers (as such term is defined in Rule 144A of the U.S. Securities Act) in the United States, provided such re-offers and resales are made in accordance with Rule 144A under the U.S. Securities Act. In addition, until 40 days after the closing date, an offer or sale of Common Shares within the United Sates by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A. All sales of Common Shares in the United States will be made by U.S. registered broker/dealers. The Underwriting Agreement provides further that the Underwriters will not take any actions that would make the safe harbour provided under Regulation S of the United States federal securities laws unavailable in connection with the offering and sale of the Common Shares; such regulation provides an exemption from registration requirements under such laws in connection with the initial offer and sale of such shares outside the United States.

Pursuant to policy statements of the Ontario Securities Commission and the L'Autorité des Marchés Financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc. relating to market stabilization and passive market-making activities and bids or purchases made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be interrupted or discontinued at any time.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

This is an offering of Common Shares. The Corporation's authorized capital consists of an unlimited number of Common Shares. At the date of this short form prospectus, 26,924,320 Common Shares are outstanding. The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows. The holders of the Common Shares have the right to receive such dividends (if any) as the directors in their discretion may declare, subject to the prior rights of the shares (if any) of any other class ranking senior to the Common Shares. The holders of the Common Shares have the right to receive the remaining assets of the Corporation, in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of its assets among its shareholders, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of shareholders of the Corporation, other than separate meetings of the holders of another class or series of shares, and to vote at any such meeting on the basis of one vote for each Common Share held. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

THE SELLING SHAREHOLDER

The following table sets forth information with respect to the Selling Shareholder's beneficial ownership of the Corporation's securities, as of the date hereof and as adjusted to reflect the sale of Common Shares in this Offering assuming the Underwriters' Option is exercised in full.

		Common Shares Owned Prior to Offering		Common Shares Owned After Offering	
Name	**Type of Ownership**	**Common Shares**	**Percent**	**Common Shares**	**Percent**
Milton Harris Investments (1998) Limited	Of record and beneficially[(1)]	17,072,880[(2)]	63.41%	13,122,880	48.74%

Note:

(1) Milton E. Harris, the controlling shareholder of the Selling Shareholder, is also the controlling shareholder of Milton Harris Investments Limited, a corporation which holds 68,000 common shares in the capital of the Corporation. Each of John Harris (a director and officer of the Corporation) and David Harris (a director of the Corporation) hold a beneficial interest in the Selling Shareholder.

(2) On March 11, 1998, the Selling Shareholder acquired from Milton Harris Investments Limited 2,661,080 Class A non-voting shares and 1,607,140 Class B voting shares in the capital of the Corporation as part of an internal reorganization. These shares were subject to the share reclassification and stock split referred to under the heading "Recent Developments — Dividends and Reclassification of Share Capital".

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated January 12, 2005 (the "Underwriting Agreement") among the Corporation, the Selling Shareholder and the Underwriters, the Selling Shareholder has agreed to sell and the Underwriters have agreed to purchase on the closing date, being February 1, 2005 or any other date as may be agreed upon by the Corporation, the Selling Shareholder and the Underwriters, but in any event not later than March 3, 2005, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of the Common Shares at a price of $20.55 per Common Share, for a total gross consideration of $71,925,000 to the Selling Shareholder, payable in cash against delivery by the Selling Shareholder of share certificate(s) evidencing the Common Shares. The Common Shares are being offered to the public in all of the provinces of Canada and, on a private placement basis, in the United States. The offering price of the Common Shares was determined by negotiations between the Selling Shareholder and the Underwriters. The Underwriting Agreement provides that the Selling Shareholder will pay to the Underwriters, in consideration for their services in connection with this Offering, a fee of $0.822 per Common Share. All expenses associated with the Offering will be paid by the Selling Shareholder.

The Selling Shareholder has granted the Underwriters an option (the "Underwriters' Option"), exercisable up to two business days prior to closing of the Offering, to purchase up to an additional 450,000 Common Shares

event occurring, to terminate the management agreement on 12 months notice. In the event of a change of control to any person or entity who is not a competitor of Nucor, the decision to deliver a termination notice must be exercised by HSI acting reasonably. Even if there is no termination notice delivered by HSI following an occurrence of one of the events discussed above, the then current term of the management agreement will continue for 3 years (as opposed to 5 years had a change of control not occurred) following the last date on which HSI is permitted to deliver a written notice, and will automatically renew for additional successive three year terms unless either party provides at least 12 months written notice to the other party of its intent to terminate the management agreement on the expiry of the then current term.

After giving effect to this Offering, assuming the Underwriters' Option is exercised, the Harris family (as described above) controls, directly or indirectly, 50.08% of the votes attached to Harris Steel Limited and the Corporation. In any event, the Corporation believes that any loss of the fees received under the management agreement would not have a material adverse effect on the results of the Corporation. Termination of the management agreement does not dissolve HSI, and any appointment of a new manager would require the consent of the Corporation and/or its nominees.

Lafarge

On August 31, 2004, the Corporation announced that it had expanded its presence in British Columbia and Alberta with the acquisition from Lafarge Canada Inc. ("Lafarge") of its reinforcing steel business in British Columbia and Alberta. For a purchase price of $2.1 million, the Corporation acquired the business and all of the fixed assets and employees of Lafarge's reinforcing steel division operated in Alberta and British Columbia. In conjunction with the purchase, Harris also entered into a management agreement with Lafarge, whereby Harris manages the completion of Lafarge's contracts. In addition, Harris agreed to purchase Lafarge's reinforcing steel inventory.

Harvard

On December 22, 2004, the Corporation, through Harris Steel Inc., announced the signing of a definitive agreement to purchase the assets of Harvard Steel Inc., a reinforcing steel fabricator in Seattle, Washington. The acquisition is expected to close on or about January 24, 2005. For an estimated total consideration of U.S. $4.5 million, Harris Steel Inc. through a subsidiary will acquire the inventory, fixed assets and real property of Harvard Steel Inc. The primary asset of Harvard Steel Inc. is its 42,000 square foot industrial building with office space situated on 2.5 acres of land in Seattle, Washington.

CONSOLIDATED CAPITALIZATION

Other than the share reclassification and stock split discussed under the heading "Recent Developments — Dividends and Reclassification of Share Capital", the only additional capitalization change since December 31, 2003 was the issuance of 75,000 Class A non-voting shares (now 300,000 common shares) to Paul A. Kelly effective May 11, 2004. This was disclosed in the notes to the consolidated financial statements for the six months ended June 30, 2004 dated August 10, 2004. These shares are held in escrow and are subject to a promissory note in the principal amount of $2,156,250.00 receivable from Mr. Kelly. The note is repayable in five equal instalments commencing May, 2009 and ending May, 2013. Interest accrues at the quarterly interest rate prescribed in the *Income Tax Act* (Canada) and is to be paid annually in January of each year from 2005 to 2013.

USE OF PROCEEDS

The Common Shares are being sold, directly or indirectly, by the Selling Shareholder at a price of $20.55 per Common Share. The net proceeds from the sale of the Common Shares will be approximately $69,048,000, after deducting fees payable to the Underwriters and estimated Offering expenses. All fees and expenses associated with the Offering will be paid by the Selling Shareholder. If the Underwriters' Option is exercised in full, the net proceeds to the Selling Shareholder will be approximately $77,925,600, after deducting fees payable to the Underwriters and estimated Offering expenses. All of the Common Shares are currently owned, directly or indirectly, by the Selling Shareholder and, accordingly, the net proceeds of this Offering will be received by the Selling Shareholder. The Corporation will not receive any of the proceeds of the Offering.

RECENT DEVELOPMENTS

Dividends and Reclassification of Share Capital

On May 10, 2004, the Corporation announced a splitting of the outstanding shares of the Corporation on a four-for-one basis, and a quadrupling of the quarterly dividend, from $0.06 per share to $0.24 per share payable June 30, 2004 to shareholders of record on June 16, 2004. Effective July 7, 2004, articles of amendment were filed creating a new class of common shares to replace the Class A non-voting shares and Class B voting shares in the capital of the Corporation on the basis of four common shares for each Class A share or Class B share held. The Corporation's shareholders approved this reclassification of share capital and stock split at its annual and special meeting held on June 22, 2004. The dividend, adjusted for the split, became $0.06 per share and has been maintained.

Appointments and Resignation

On June 7, 2004, Paul A. Kelly was appointed as Executive Vice-President of the Corporation and was elected a director of the Corporation on June 22, 2004. Mr. Kelly was previously Chief Executive Officer at Slater Steel Inc., which sought creditor protection under applicable Canadian and U.S. legislation on June 2, 2003. Previous to that he was President of Courtice Steel Inc., which was acquired by Harris Steel Group Inc. in 1986, and the assets and business of which were sold in 1989 to the predecessor entity of Gerdau Ameristeel Corporation.

On July 29, 2004, DeLane Pate, President of Laurel Steel, a division of Harris Steel Limited, resigned his position as a director of the Corporation. Mr. Pate retained his officer role at Laurel Steel.

On November 1, 2004, Dale H. Lastman was appointed as a director. Mr. Lastman is co-chairman of the law firm, Goodmans LLP.

On January 10, 2005, the board of directors established a special committee comprised of Messrs. Rose, Leech, Francolini, Timmerman and Buchanan which is authorized to advise the board in connection with the Offering. All members of the committee are considered independent. In discharging its duties, the committee retained independent legal counsel. At meetings of the special committee held on January 12, 2005 and January 20, 2005, after consultation with its independent legal counsel, the special committee unanimously recommended that the board approve the Offering.

Acquisitions and Dispositions

Nucor

Effective February 10, 2004, the Corporation sold a 50% interest in Harris Steel Inc. ("HSI"), its United States reinforcing steel products operations, to a subsidiary of Nucor Corporation ("Nucor") of Charlotte, North Carolina. Harris received proceeds of U.S. $21 million upon completion of the sale and is entitled to additional proceeds of up to U.S. $6 million depending upon results of operations during the calendar years 2004 to 2008 inclusive. The additional proceeds are payable annually to a maximum of U.S. $1.2 million for each of the first four years based on EBITDA targets. For the fifth year, in addition to an EBITDA test, a cumulative five year aggregation EBITDA measure is applied which may result in the recognition of additional proceeds to a cumulative total of U.S. $6 million should the annual maximum proceeds not have been achieved in each of the preceding years.

Pursuant to the terms of a shareholders' agreement between the Corporation and Nucor, and a management agreement appointing Harris Steel Limited as manager of HSI, the Corporation retained management control of, and will continue to consolidate its United States reinforcing steel operations. The shareholders' agreement contains customary provisions regarding the governance of HSI as well as standard buy-sell provisions. Pursuant to the management agreement and the shareholders' agreement, if either Milton Harris and/or members of his family (including John Harris) cease to control, directly or indirectly, at least 50% of the votes attached to all securities of Harris Steel Limited or the Corporation or both John Harris (President and Chief Operating Officer of the Corporation) and Wes Colling (Vice-President Operations, Harris Rebar) cease to be senior officers of Harris Steel Limited, Nucor has the right to direct HSI, within 12 months of either

THE CORPORATION AND BUSINESS OF THE CORPORATION

Harris Steel Group Inc. ("Harris" or the "Corporation") is located at 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8. The Corporation operates as a steel trading business, purchasing steel from mills and processing that steel into a variety of products for sale to its customers in the automotive, industrial and construction markets. The Corporation is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The Corporation serves all of Canada, and most of the United States.

Harris Steel Group Inc. was incorporated under the laws of the Province of Ontario by letters patent dated May 20, 1953 as J. Harris & Sons, Limited to acquire the metal trading business established by the Harris family in London, Ontario in 1886. By supplementary letters patent dated April 27, 1967, the Corporation changed its status from a private to a public company. The Corporation changed its name to Harris Steel Group Inc. on November 6, 1979. Following its purchase of G&H Steel Industries Limited in 1983, Harris amalgamated with that entity on September 1, 1984. The amalgamated company continued operations as Harris Steel Group Inc.

Intercorporate Relationships

The major Canadian trading operations of Harris are carried out primarily in the names of Harris Rebar, Laurel Steel and Fisher & Ludlow, all divisions of Harris Steel Limited, a wholly-owned Ontario corporation. United States based operations are conducted primarily through Harris Rebar Boston Inc., Harris Rebar Seattle Inc., Harris Rebar Atlantic Inc., Harris/Arizona Rebar Inc., and Harris Salinas Rebar Inc., all Delaware corporations the shares of which are held by Harris Steel Inc., a Delaware corporation.

Effective February 10, 2004 the Corporation sold a 50% interest in Harris Steel Inc. to a subsidiary of Nucor Corporation. The Corporation continues to manage and operate the business of Harris Steel Inc. and its subsidiaries and continues to consolidate the results of its operations.

Intercorporate relationships for the Corporation's major operations are illustrated below:



HARRIS STEEL GROUP INC. (Ontario)
Nucor Corporation (Delaware)
100%
50%
100%
HARRIS STEEL LIMITED (Ontario)
HARRIS STEEL INC. (Delaware)
50%
Fabrication Holdings, Inc. (Delaware)
100%
100%
100%
100%
100%
Harris Rebar Division
Laurel Steel Division
Fisher & Ludlow Division
Harris Rebar Boston Inc. (Delaware)
Harris Rebar Seattle Inc. (Delaware)
Harris Rebar Atlantic Inc. (Delaware)
Harris/ Arizona Rebar Inc. (Delaware)
Harris Salinas Rebar Inc. (Delaware)
Canadian Operations
U.S. Operations

Footnote Fisher

and Management's Discussion and Analysis of Results of Operations and Financial Condition in respect thereof;

(d) the comparative unaudited consolidated financial statements of the Corporation and the notes thereto for the nine months ended September 30, 2004 and 2003, together with Management's Discussion and Analysis of Results of Operations and Financial Condition in respect thereof;

(e) the material change report of the Corporation dated February 2, 2004 in respect of the announcement by it of its entering into an agreement with Nucor Corporation pursuant to which Nucor Corporation agreed to acquire a 50% interest in the United States reinforcing steel products operations of the Corporation;

(f) the material change report of the Corporation dated May 19, 2004 in respect of the announcement that the board of directors of the Corporation approved a proposal to merge the Class A and B shares of the Corporation into a single class of shares, and to split the outstanding shares on a four-for-one basis;

(g) the material change report of the Corporation dated June 9, 2004 in respect of the announcement by it of the appointment of Paul A. Kelly as Executive Vice-President; and

(h) the material change report of the Corporation dated January 10, 2005 in connection with the Offering.

Any document of the type referred to in the preceding paragraph and any material change report (excluding confidential reports) subsequently filed by the Corporation with such securities commissions or regulatory authorities after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

TABLE OF CONTENTS

Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. The Corporation has not authorized anyone to provide different information. If an investor is provided with different or inconsistent information, he or she should not rely on it. The Selling Shareholder is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Prospective investors should assume that the information appearing in this short form prospectus is accurate as of the date on the front cover of this short form prospectus only, regardless of the time of delivery of this short form prospectus or of any sale of the Common Shares. Certain information contained in this short form prospectus concerning companies other than the Corporation or its subsidiaries has been derived from publicly available sources. No representation is made with respect to the accuracy of this information.

Unless otherwise indicated, all dollar amounts in this short form prospectus are in Canadian dollars.

On January 19, 2005, the Bank of Canada quoted the noon rate of exchange for converting U.S. dollars into Canadian dollars at U.S. $0.8148 per Cdn. $1.00.

Unless the context requires otherwise, references to "Harris" or the "Corporation" refer to Harris Steel Group Inc. and its subsidiaries on a consolidated basis.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Secretary of the Corporation, 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8 (telephone: (416) 590-9549). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Corporation, at the above-noted address and telephone number. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

The following documents of the Corporation, which have been filed with securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Annual Information Form of the Corporation dated May 10, 2004 (the "Annual Information Form");

(b) the Management Information Circular of the Corporation dated May 7, 2004 prepared in connection with the annual and special meeting of shareholders of the Corporation held on June 22, 2004 (other than sections thereof entitled "Report of the Compensation Committee", "Performance Graph" and "Corporate Governance");

(c) the comparative audited consolidated financial statements of the Corporation and the notes thereto for the fiscal years ended December 31, 2003 and 2002, together with the report of the auditors thereon

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Secretary of Harris Steel Group Inc., 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8 (telephone: (416) 590-9549). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Harris Steel Group Inc., at the above-noted address and telephone number.

This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. ***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*** *The securities offered under this short form prospectus have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities may not be offered or sold within the United States or to or for the account or benefit of a U.S. person as defined in Regulation S under the U.S. Securities Act, except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom, and in compliance with the terms of the Underwriting Agreement. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities within the United States. See "Plan of Distribution".*

SHORT FORM PROSPECTUS

Secondary Offering

January 20, 2005

HARRIS STEEL GROUP INC.

HARRIS STEEL GROUP INC.
$71,925,000
Common Shares

This short form prospectus qualifies the distribution (the "Offering") of 3,500,000 common shares (the "Common Shares") of Harris Steel Group Inc. ("Harris" or the "Corporation") owned, directly or indirectly, by Milton Harris Investments (1998) Limited (the "Selling Shareholder"). The Corporation will not receive any part of the proceeds from the sale of the Common Shares by the Selling Shareholder, and all fees and expenses associated with the Offering will be paid by the Selling Shareholder. The Selling Shareholder currently owns, in aggregate, approximately 63.41% of the outstanding Common Shares of the Corporation. Following completion of the Offering, assuming the Underwriters' Option is exercised in full, the Selling Shareholder will own, in aggregate, approximately 48.74% of the outstanding Common Shares. See "Plan of Distribution" and "The Selling Shareholder".

The offering price of the Common Shares has been determined through negotiations between the Selling Shareholder and GMP Securities Ltd., Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc. (collectively, the "Underwriters"). Persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. See "Plan of Distribution".

The Corporation's Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the stock symbol "HSG". On January 7, 2005, the last trading day prior to the announcement of this Offering, the closing price of the Common Shares on the TSX was $21.65. **Prospective investors should consider the risk factors described under "Risk Factors" before purchasing Common Shares.**

Price: $20.55 per Common Share

	Price to Public	Underwriters' Fee(1)	Net Proceeds to the Selling Shareholder(2)(3)
Per Common Share	$20.55	$0.822	$19.728
Total	$71,925,000	$2,877,000	$69,048,000

Notes:

(1) The Underwriters will be paid a fee equal to 4% of the gross proceeds of the Offering, which fee will be paid by the Selling Shareholder.

(2) Before deducting expenses of this Offering estimated at $475,000. The Selling Shareholder will pay these expenses, together with the Underwriters' fee, from the proceeds of this Offering.

(3) The Selling Shareholder has granted the Underwriters an option (the "Underwriters' Option"), exercisable up to two business days prior to closing of the Offering, to purchase up to an additional 450,000 Common Shares on the same terms as set out above. If the Underwriters' Option is exercised in full, the total Price to Public, Underwriters' Fee and Net Proceeds to the Selling Shareholder will be $81,172,500, $3,246,900 and $77,925,600 respectively. See "Plan of Distribution". This short form prospectus also qualifies the distribution of the Underwriters' Option and the Common Shares to be distributed on the exercise of the Underwriters' Option.

In the opinion of counsel, the Common Shares will qualify for investment as set out under "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when sold by the Selling Shareholder and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of legal matters by Goodmans LLP, on behalf of the Corporation and the Selling Shareholder, and by Cassels Brock & Blackwell LLP, on behalf of the Underwriters. See "Plan of Distribution" and "Legal Matters".

In connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. See "Plan of Distribution".

Subscriptions for the Common Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this Offering will take place on or about February 1, 2005 or on such date as the Corporation, the Selling Shareholder and the Underwriters may agree, but in any event not later than March 3, 2005, and that definitive certificates representing the Common Shares will be ready for delivery on or about closing.

EXHIBIT A

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: CIBC Mellon Trust Company
as registrar and transfer agent
for the Common Shares of
Harris Steel Group Inc.

The undersigned (a) acknowledges that the sale of the securities of Harris Steel Group Inc. (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) it is not an affiliate of the Company (as defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ________________

By: ____________________
Name:
Title:

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY. IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. IF THE CORPORATION IS A FOREIGN ISSUER WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY, AS REGISTRAR AND TRANSFER AGENT OF THE CORPORATION, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO CIBC MELLON TRUST COMPANY AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT."

provided that, if the Common Shares are being sold under paragraph 5(ii) above, the legend may be removed by providing a declaration to CIBC Mellon Trust Company as transfer agent, to the effect set forth in Exhibit A hereto, or in such other form as CIBC Mellon Trust Company or the Company may from time to time prescribe; *provided further,* that, if any such Common Shares are being sold under paragraph 5(iii)(B) or 5(iv) above, the legend may be removed by delivery to CIBC Mellon Trust Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(7) It consents to the Company making a notation on its records or giving instructions to any transfer agent of the Common Shares in order to implement the restrictions on transfer set forth and described herein;

(8) It understands and acknowledges that the Company is not obligated to file and has no present intention of filing with the Commission or with any state securities administrator any registration statement in respect of resales of the Common Shares in the United States;

(9) It understands and acknowledges that the Company (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not, at the time the Common Shares are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Company not to be a foreign issuer; and

(10) It understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Company, the Underwriters and each U.S. Affiliate in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Common Shares.

(4) It acknowledges that it has not purchased the Common Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(5) It understands and acknowledges that the Common Shares are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act ("Rule 144"), and that if it decides to offer, sell or otherwise transfer any of the Common Shares, such Common Shares may be offered, sold or otherwise transferred only (i) to the Company; (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act; (iii) within the United States, in accordance with (A) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale or transfer is being made in reliance upon Rule 144A or (B) Rule 144, if available, (iv) in a transaction that does not require registration under the U.S. Securities Act or applicable state securities laws, or (v) under an effective registration statement under the U.S. Securities Act, and in each case in compliance with any applicable state securities laws of the United States or securities laws of any other applicable jurisdiction;

(6) it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Common Shares shall bear the following legend:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE *UNITED STATES SECURITIES ACT OF 1933*, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF HARRIS STEEL GROUP INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (i) RULE 144A UNDER THE U.S. SECURITIES ACT, OR (ii) RULE 144 UNDER THE U.S. SECURITIES ACT, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS AND THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER.

Legal Matters

Certain legal matters in connection with the offering of the Common Shares in the United States will be passed upon for the Company by Hodgson Russ LLP, Toronto, Ontario.

Notice to Investors

This information does not constitute a general offer to the public, or the general solicitation from the public, of offers to subscribe or purchase any of the Common Shares in the United States. The distribution of this information and the offer and sale of the Common Shares in certain jurisdictions may be restricted by law. Persons into whose possession this information comes are required to inform themselves about and to observe any such restrictions. The Common Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except to persons reasonably believed by the Underwriters to be either (i) Qualified Institutional Buyers pursuant to Rule 144A and in compliance with applicable state securities laws, or (ii) Accredited Institutional Investors as defined in Rule 501(a)(1)(2)(3) and (7) under the U.S. Securities Act, pursuant to Rule 4(1) and in compliance with applicable state securities laws. In addition, until 40 days after the commencement of the offering of the Common Shares, an offer or sale of the Common Shares within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act . Each purchaser of the Common Shares offered hereby will, by its purchase of such Common Shares, be deemed to have represented and agreed for the benefit of the Company and the Underwriters (including the U.S. Affiliates) as follows:

(1) It is authorized to consummate the purchase of the Common Shares;

(2) It is aware that the Common Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and that the offer and sale of the Common Shares to it are being made in reliance on either (i) Rule 144A, or (ii) Rule 4(1), as applicable, under the U.S. Securities Act and exemptions under applicable state securities laws;

(3) It is either (i) a "Qualified Institutional Buyer" within the meaning of Rule 144A and is acquiring the Common Shares for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion, or (ii) an "Institutional Accredited Investor" as defined in Rule 501(a)(1)(2)(3) and (7) under the U.S. Securities Act and is acquiring the Common Shares for its own account or for the account of one or more Institutional Accredited Investors with respect to which it exercises sole investment discretion, and in each case not with a view to any resale, distribution or other disposition of the Common Shares in violation of United States federal or state securities laws;

Currency Fluctuations

For United States federal income tax purposes, the amount received by a U.S. Shareholder as payment with respect to a distribution on, or disposition of, Common Shares, if paid in Canadian dollars, is the U.S. dollar value of the payment, regardless of whether the payment is later converted into U.S. dollars. In such case, the U.S. Shareholder may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into U.S. dollars.

Prospective investors should be aware that the purchase of the Common Shares may have tax consequences in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described in the Canadian Prospectus. Each prospective investor is urged to consult its own tax advisor concerning the consequences to them of an investment in the Common Shares.

Exchange Rates

Dollar figures in this Memorandum and the Canadian Prospectus are expressed in Canadian dollars, or U.S. dollars where indicated. On January 20, 2005, the noon buying rate for one U.S. dollar expressed in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S. $1.00= Canadian $1.2334.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE UNDER CHAPTER 421-B OF THE STATE OF NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATION OF , OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

such income or gain is distributed in the form of dividends or otherwise, and (ii) the Company provides certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC and QEF rules. As another alternative to the foregoing rules, a U.S. Shareholder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of the Common Shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).

Capital Gains and Losses

A capital gain or loss may be realized with respect to a disposition of Common Shares. The amount of the capital gain or loss is equal to the difference between the U.S. Shareholder's adjusted tax basis in the Common Shares (determined in U.S. dollars on the date of acquisition) and the amount realized (in U.S. dollars) on the transaction. (See "Currency Fluctuations", below). Under current law, net capital gains (i.e., capital gains in excess of capital losses) recognized by a non-corporate U.S. Shareholder (including an individual) on capital assets that have been held for more than one year are generally subject to a maximum United States federal income tax rate of 15% (assuming the Company is not a PFIC). Deductions for capital losses are subject to certain limitations.

Foreign Tax Credit

A U.S. Shareholder who pays (or has withheld from distributions) Canadian income tax with respect to the Common Shares may be entitled to either a deduction or a tax credit for such foreign tax paid or withheld, at the option of the U.S. Shareholder. Generally, it is more advantageous to claim a credit because a credit reduces United States federal income tax on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Shareholder during that year.

There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Shareholder's United States income tax liability that the U.S. Shareholder's foreign source income bears to worldwide taxable income. This limitation is designed to prevent foreign tax credits from offsetting United States source income. In determining this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.

In addition, under current law this limitation is calculated separately with respect to specific "baskets" of income such as passive income, high withholding tax interest, financial services income, shipping income, and certain other classes of income. Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class. Under the American Jobs Creation Act of 2004 (the "Act"), the basket limitation will be modified significantly for tax years beginning after 2006. Unused foreign tax credits can generally be carried back one year and carried forward ten years. **U.S. Shareholders should consult their own tax advisors concerning the ability to utilize foreign tax credits, especially in light of the changes made by the Act.**

profits of the Company, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits for a taxable year, the distribution is treated as a tax-free return of capital to the extent of the U.S. Shareholder's adjusted tax basis in the Common Shares and to the extent that such distribution exceeds the U.S. Shareholder's adjusted tax basis in the Common Shares, the distribution is treated as a capital gain. Under current law, dividends received by non-corporate U.S. Shareholders may be subject to United States federal income tax at lower rates (generally 15%) than other types of ordinary income if certain conditions are met. These conditions include the Company not being classified as a PFIC, it being a "qualified foreign corporation", the U.S. Shareholder's satisfaction of a holding period requirement, and the U.S. Shareholder not treating the distribution as "investment income" for purposes of the investment interest deduction rules. In the case of U.S. Shareholders that are corporations, such dividends generally are not eligible for the dividends received deduction.

Dispositions of Common Shares by U.S. Shareholders

Subject to the PFIC discussion below, gain or loss, if any, realized by a U.S. Shareholder on the sale or other disposition of Common Shares generally is subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Shareholder's adjusted tax basis in the Common Shares and the amount realized on the disposition. (See "Capital Gains and Losses", below).

U.S. Anti-Deferral Regimes - Passive Foreign Investment Company ("PFIC") Regime

Special United States federal income tax rules apply to U.S. persons owning shares of a PFIC.

A non-United States corporation generally is classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either: (i) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income; or (ii) at least 75% of its gross income is passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions. Operating companies usually are not PFICs. **However, there can be no assurance that the Company or any of its non-U.S. affiliates will not be a PFIC for the taxable year of the offering or any subsequent taxable year. Accordingly, U.S. Shareholders are advised to consult their own tax advisors regarding the United States federal income tax consequences of owning stock in a PFIC. The Company will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding the Company's United States federal income tax status as a PFIC.**

If the Company or one of its non-U.S. subsidiaries is classified as a PFIC, a U.S. Shareholder is subject to an increased tax liability in respect of gain recognized on the disposition of Common Shares or upon the receipt of certain distributions. The PFIC tax treatment will not result, however, if the U.S. Shareholder (i) makes an election to treat the Company as a "qualified electing fund", which results in current taxation to the U.S. Shareholder on the its pro rata portion of the Company's income and gain, whether or not

consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Prospective purchasers of Common Shares should note that no rulings have been or will be sought from the IRS with respect to any of the U.S. federal income tax issues discussed in this summary, and that no assurance can be given that the IRS will not successfully challenge the conclusions reached herein.

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any shareholder or prospective shareholder of Common Shares and no opinion or representation with respect to the United States federal income tax consequences to any such shareholder or prospective shareholder is made. Accordingly, shareholders and prospective shareholders of Common Shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares.

U.S. Shareholders

As used herein, a "U.S. Shareholder" means a Shareholder of Common Shares who is a citizen or individual resident (as defined under United States tax laws and the Treaty) of the United States; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. This summary does not address the United States tax consequences to, and the term "U.S. Shareholder" does not include, persons subject to specific provisions of United States federal income tax law, including, but not limited to, persons subject to backup withholding provisions under the Code, tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, persons who hold Common Shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their Common Shares as compensation for services. This summary is limited to U.S. Shareholders who own Common Shares as capital assets and who hold the Common Shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).

Distributions to U.S. Shareholders Who Own Common Shares

Subject to the discussion below regarding passive foreign investment companies ("PFICs"), the gross amount of any distribution (including non-cash property) paid by the Company (including any Canadian taxes withheld therefrom) with respect to Common Shares generally is included in the gross income of a U.S. Shareholder as a dividend to the extent such distribution is paid out of current or accumulated earnings and

Canadian Prospectus and Available Information

This Memorandum is accompanied by the Canadian Prospectus, which has been filed by the Company with the securities regulatory authorities in each of the Provinces of Canada for the purpose of qualifying the Common Shares for sale in such Canadian Provinces. The Canadian Prospectus is incorporated by reference herein, and this Memorandum is qualified in its entirety by the more detailed information contained therein.

The Company may in the future seek an exemption from the registration and reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) (and furnish to the Securities and Exchange Commission (the "Commission") certain public reports and documents required by such Rule). At any time when such an exemption is not effective and the Company is not subject to Section 13 or 15(d) of the Exchange Act (which require the filing of reports and other information with the Commission), the Company has agreed to furnish holders and prospective purchasers of the Common Shares the information required by Rule 144A(d)(4) under the U.S. Securities Act in order to permit holders of Common Shares to effect resales under Rule 144A.

Preparation of Financial Statements

The financial statements of the Company included or incorporated by reference in the accompanying Canadian Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies. Some of these differences may be material. Prospective purchasers should conduct their own investigation and analysis of the documents, data and transactions described herein.

Taxation

Certain United States Federal Income Tax Consequences

The following is a general summary of possible United States federal income tax consequences, under current law, generally applicable to a U.S. Shareholder (as defined below). This summary does not address all potentially relevant U.S. federal income tax matters and it does not address consequences to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Shareholder. United States alternative minimum tax considerations are not addressed in this summary. In addition, this summary does not cover any state, local or foreign tax consequences.

The following summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, the Canada-United States Income Tax Convention (the "Treaty"), published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time including, without limitation, United States rates of taxation. This summary does not

This Memorandum is furnished to you on a confidential basis solely for the purpose of evaluating the investment offered hereby and may not be reproduced or used in whole or in part for any other purpose (other than in connection with obtaining advice with respect to the specific transactions offered hereby from persons retained specifically for such purpose). Capitalized terms used but not defined in this Memorandum shall have the meanings ascribed thereto in the Canadian Prospectus.

The Company, the Underwriters and the U.S. Affiliates reserve the right to reject any offer to purchase the Common Shares, in whole or in part, for any reason, or to sell less than the number of Common Shares offered hereby. Unless the context indicates otherwise, the term Underwriters shall include the U.S. Affiliates. This Memorandum, which includes the Canadian Prospectus, is personal to each offeree and does not constitute any offer to any other person or to the public generally to subscribe for or otherwise acquire the Common Shares. For a summary of the material attributes and characteristics of the Common Shares, see "Description Of The Securities Distributed" in the accompanying Canadian Prospectus.

Each person receiving this Memorandum acknowledges that (i) such person has not relied on the Underwriters or the U.S. Affiliates in connection with its investigation of the accuracy of such information or its investment decisions, and (ii) no person is authorized in connection with any offering made hereby to give any information or make any representation other than as contained in this Memorandum and the Canadian Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Underwriters or any U.S. Affiliate.

The information contained herein is qualified by and supplements the information contained in the Canadian Prospectus, which taken together is believed to be reliable and accurate by management of the Company only as of the date hereof. In making an investment decision, however, investors must rely on their own examination of the Company, the business of the Company and its affiliates, and the terms of the offering, including the merits and risks involved. These securities have not been recommended by any federal or state securities commission, Canadian securities commission, or other regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offence.

None of the Underwriters or the U.S. Affiliates makes any representation or warranty, express or implied, relating to the accuracy or completeness of the information set forth herein or in any other written or oral communication transmitted or made available to an investor or offeree, and each of them expressly disclaims any and all liability based on such information or omissions therefrom.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that (i) the Company was constituted under and is governed by the laws of the Province of Ontario, (ii) some or all of its officers and directors are or may be residents of Canada, (iii) the Underwriters and certain of the experts named herein are or may be residents of Canada, and that (iv) all or a substantial portion of the assets of the Company and said persons are, or may be, located outside the United States.

SECURITIES ACT) IN ACCORDANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT, OR (ii) INSTITUTIONAL ACCREDITED INVESTORS (AS DEFINED IN RULE 501(a)(1)(2)(3)AND(7) UNDER THE U.S. SECURITIES ACT) IN ACCORDANCE WITH RULE 4(1) UNDER THE U.S. SECURITIES ACT. EACH PURCHASER OF COMMON SHARES IS HEREBY NOTIFIED THAT THE OFFER AND SALE OF COMMON SHARES TO IT IS BEING MADE IN RELIANCE UPON APPLICABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT. THE COMMON SHARES MAY ONLY BE RESOLD OR TRANSFERRED IN A TRANSACTION THAT IS IN ACCORDANCE WITH THE RESTRICTIONS REFERRED TO IN "NOTICE TO INVESTORS" HEREIN.

THIS OFFERING HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR BY ANY STATE SECURITIES OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES OR ANY CANADIAN SECURITIES COMMISSION PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE DISCLOSURE IN THIS UNITED STATES FINAL PLACEMENT MEMORANDUM OR IN THE CANADIAN PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CONSTITUTE A REPRESENTATION OR IMPLY THAT THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. EACH OFFEREE PRIOR TO PURCHASING ANY COMMON SHARES, SHOULD PERFORM ITS OWN INVESTIGATION AND ANALYSIS OF THE COMPANY AND THE TERMS OF THE OFFERING OF COMMON SHARES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION SET OUT HEREIN, AND NOTHING CONTAINED IN THIS MEMORANDUM IS, OR SHALL BE RELIED UPON, AS A PROMISE OR REPRESENTATION, WHETHER AS TO THE PAST OR FUTURE.

IN CONNECTION WITH THIS OFFERING, AND IN ACCORDANCE WITH APPLICABLE CANADIAN SECURITIES REGULATORY POLICIES, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES AT LEVELS OTHER THAN THOSE WHICH MIGHT OTHERWISE PREVAIL ON THE OPEN MARKET. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

HARRIS STEEL GROUP INC.

UNITED STATES FINAL PLACEMENT MEMORANDUM

CONFIDENTIAL

United States Private Offering of Common Shares

This offering of common shares (the "Common Shares") of Harris Steel Group Inc., a company incorporated under the laws of the Province of Ontario (the "Company"), owned directly or indirectly by Milton Harris Investments (1998) Limited, is being made in the United States to either (i) Qualified Institutional Buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the "U.S. Securities Act"), or (ii) Institutional Accredited Investors in accordance with Rule 4(1) under the U.S. Securities Act, concurrently with a public offering of Common Shares being made in Canada as described in the accompanying Canadian Final Prospectus dated January 20, 2005 (the "Canadian Prospectus"), a copy of which is appended hereto. This United States Placement Memorandum ("Memorandum") is being provided to certain persons in the United States on a confidential basis in connection with the resale of the Common Shares in the United States by United States affiliates of certain of the Underwriters ("U.S. Affiliates"), in accordance with the underwriting agreement referred to under "Plan of Distribution" in the Canadian Prospectus.

Price: C$20.55 per Common Share

THE COMMON SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT AND ARE BEING OFFERED AND SOLD WITHIN THE UNITED STATES EXCLUSIVELY TO PERSONS REASONABLY BELIEVED BY THE UNDERWRITERS TO BE EITHER (i) QUALIFIED INSTITUTIONAL BUYERS (AS DEFINED IN RULE 144A UNDER THE U.S.

The date of this United States Final Placement Memorandum is January 20, 2005

SEE VOTING INSTRUCTIONS ON REVERSE

40 1-0001

HARRIS STEEL GROUP INC.

MEETING DATE:	THURSDAY, MAY 19, 2005 AT 04:00 P.M. EDT
RECORD DATE:	FOR HOLDERS AS OF MARCH 28, 2005
MEETING TYPE:	ANNUAL MEETING
PROXY DEPOSIT DATE:	MAY 19, 2005

CONTROL NO:
CUSIP: 414574301

THIS SPACE INTENTIONALLY LEFT BLANK.

PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THIS FORM.

WE CANNOT VOTE FOR YOU IF WE DO NOT RECEIVE YOUR VOTING INSTRUCTIONS.

APPOINTEE(S) JOHN HARRIS, FLORA WOOD --->>>

YOU MAY APPOINT A PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSONS SPECIFIED ABOVE. PLEASE WRITE THE NAME OF THE PERSON ATTENDING THE MEETING ON THE RED "APPOINTEE" LINE TO THE RIGHT.

ITEM(S)	VOTING RECOMMENDATIONS	
1 - THE ELECTION OF DIRECTORS NAMED IN THE MANAGEMENT INFORMATION ----->>> CIRCULAR ACCOMPANYING THIS VOTING INSTRUCTION FORM.	FOR	--->>> 1
2 - THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS OF ------>>> THE CORPORATION AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS.	FOR	--->>> 2

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

RETAIN THIS PORTION / RETURN THIS PORTION

FOLD AND DETACH HERE CAN00

SEE VOTING INSTRUCTIONS ON REVERSE

TELEPHONE VOTE: *1-800-474-7493*
INTERNET VOTE: *WWW.PROXYVOTECANADA.COM*

HARRIS STEEL GROUP INC.

MEETING DATE: THURSDAY, MAY 19, 2005 AT 04:00 P.M. EDT

X 10

THIS OPTION NOT AVAILABLE.

N/A N/A N/A

THIS OPTION NOT AVAILABLE.

IF WITHHOLDING ON INDIVIDUAL DIRECTOR(S) INDICATE NUMBER(S) ON RED LINE ABOVE

APPOINTEE
IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND ON YOUR BEHALF, PRINT THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S) (MARK "X" IN ONLY ONE BOX PER ITEM WITH BLUE OR BLACK INK ONLY)

FOR		WITHHOLD
	N/A	
	N/A	

CONTROL NUMBER → 946 ITEM(S) 8674130 SHARE(S)

ACCOUNT NO: CUID:
CUSIP: 414574301 CLIENT NO: P12878

DO NOT USE

DO NOT USE

DO NOT USE

DO NOT USE

DO NOT USE

DO NOT USE

DO NOT USE

DO NOT USE

DO NOT USE

ADP Investor Communications
5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

RECEIVED
2005 OCT 18 P 12:

M

40 40

HARRIS STEEL GROUP INC.
404 - 4120 YONGE STREET
TORONTO, ON M2P 2B8

*** ISSUER CONFIRMATION COPY - INFO ONLY ***
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.

SIGNATURE(S) *INVALID IF NOT SIGNED* DATE (DD/MM/YY)

← **REQUEST FOR LEGAL PROXY:** DO NOT MARK THIS BOX WITHOUT REVIEWING THE LEGAL PROXY SECTION ON THE REVERSE OF THIS FORM

Face down

Face down

In this voting instruction form, ***you*** and ***your*** refer to a beneficial holder of the securities listed on the other side of this form. You are a beneficial holder because we hold the securities in an account for you.

We, us, and ***our*** refer to the intermediary or financial institution where you have an account.

A meeting is being held for holders of the securities listed on the other side of this form. We have been instructed to forward this package of proxy materials to you, and have sent it in the language you requested, if it was available. The items being covered at the meeting are described in the information circular.

When you give us your voting instructions, you acknowledge that:

- you are the beneficial holder;
- you are authorized to provide these voting instructions; and
- you have read the instructions on this form.

We cannot vote for you if we do not receive your voting instructions.

Unless you attend the meeting and vote in person, we will vote on your behalf according to the voting instructions you provide.

Please write any comments on a separate sheet and send them by mail or fax with your voting instructions. Please include your 12-digit control number, which you will find on the other side of this form.

If the items listed in the information circular are different from the items listed on the other side of this form, the information circular will be considered correct.

Do not present this voting instruction form at the meeting. Please read the following instructions, complete, sign and return your voting instruction form by mail or facsimile, or submit your vote by telephone or on the Internet (if available).

FOLD AND DETACH HERE

PLEASE RETURN THIS PART OF THE FORM

FOLD AND DETACH HER

About Voting

A meeting is being held for holders of the securities listed on the other side of this form. As a beneficial holder of the securities, you have the right to vote on the items being covered at the meeting, which are described in the information circular. **Please read the information circular carefully and take note of any relevant proxy deposit date.**

If you have any questions, please contact the person who services your account.

Your vote is important

If you do not plan to attend the meeting and vote in person, please give us your voting instructions right away. We will vote on your behalf according to the voting instructions you provide. **We cannot vote for you if we do not receive your voting instructions.**

If you do not specify how you want your securities voted, they will be voted as recommended in the information circular.

Submitting your voting instructions

Use this form to send us your voting instructions by mail or by fax. You may also be able to give us your voting instructions by telephone or on the Internet. If these options are available to you, they are noted on the other side of this form. If you use the telephone or Internet to vote, you will be considered to have signed and dated this form. **Your voting instructions will be recorded when they are received.**

You cannot vote on the telephone or Internet on the day of the meeting.

We need to receive your voting instructions at least one business day before the proxy deposit date noted on the other side of this form, and as stated in the information circular.

By mail

Complete, sign and date the other side of this form. Detach and return it in the envelope provided. If you do not have the envelope, send the form to:

Proxy Tabulation
P.O. Box 2800 STN LCD Malton
Mississauga, ON L5T 2T8

By facsimile

Complete, sign and date the other side of this form and send it by fax to **905-507-7793** or **514-281-8911.**

By telephone (*if available*)

Call **1-800-474-7493 (English)** or **1-800-474-7501 (French).** You will need your 12-digit control number, which you will find on the other side of this form.

If a recommendation has not been made on an item, you must vote on each item separately. Choose option 2 when the telephone voting system prompts you.

On the Internet (*if available*)

Go to **www.proxyvotecanada.com** and follow the instructions. You will need your 12-digit control number, which you will find on the other side of this form.

When you vote on the Internet, the voting recommendations in the information circular also appear on the electronic ballot.

To attend the meeting as an Appointee

If you want to attend the meeting, or designate another person to attend the meeting in your place, you may do so in one of the following ways:

- write your name, or the name of your designate, on the "Appointee" line on the other side of this form, sign and date the form, and send it by fax or mail, or
- go to the Internet site noted (if available) and insert the name in the "Appointee" section on the electronic ballot.

You cannot use the telephone voting service if you want to appoint yourself to vote in person at the meeting or appoint someone else to attend the meeting for you.

When you write your name or the name of your designate on the "Appointee" line, you or your designate will have the right to attend the meeting and vote in person. We will execute and deliver a form of proxy to the issuer on your behalf. You, or your designate, must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer.

Legal Proxy

If you put your name or designate's name on the "Appointee" line of this form or on the Internet, you do **NOT** need to obtain a legal proxy in order to attend and vote at the meeting.

However, securities legislation provides that you may request that a legal proxy, naming you or your designate, be issued and mailed to you. Should you wish such a legal proxy, mark the appropriate box on the other side of this form and write your name or that of your designate, on the other side of this form on the "Appointee" line.

You cannot use the telephone or Internet voting services if you want to request a legal proxy.

The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the information circular applicable to the delivery of proxies.

The legal proxy will be mailed to the name and address noted on the other side of this form. **You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the information circular.** You or your designate must attend the meeting for your vote to be counted.

Allow sufficient time for mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent.

Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for that proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the proxy with the issuer or its agents in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. **If you have any questions, please contact the person who services your account.**

011905

FOLD AND DETACH HERE

PLEASE KEEP THIS PART OF THE FORM

HARRIS STEEL GROUP INC.

CLASS B VOTING SHARES

PROXY

SOLICITED BY MANAGEMENT FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 22, 2004

The undersigned Class B Voting Shareholder of Harris Steel Group Inc. (the "Corporation") hereby appoints Milton E. Harris or failing him, Robert G.O. Roe, or instead of them .... as proxy for the undersigned with power of substitution, to attend, vote for and on behalf of and otherwise act for the undersigned at the annual and special meeting of shareholders of the Corporation to be held on June 22, 2004 and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at such meeting or any adjournment or adjournments thereof and, without limiting the general authorization and powers hereby given, the persons named as proxy are specifically directed to:

1. **VOTE** ☐ or **WITHHOLD** from voting ☐ for the election of directors named in the Management Information Circular accompanying this proxy.

2. **VOTE** ☐ or **WITHHOLD** from voting ☐ for the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors.

3. **VOTE FOR** ☐ or **AGAINST** ☐ a special resolution authorizing amendments to the articles of the Corporation to implement the Capital Reorganization, as described in the Management Information Circular accompanying this proxy.

SIGNED THIS day of , 2004.

....
Signature of Class B Voting Shareholder

NOTES:

1. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the foregoing instructions. **If no choice is specified, the shares will be voted: for the election of the directors; for the appointment of the auditors and the authorization of the directors to fix the remuneration of the auditors; and for the authorization of amendments to the articles of the Corporation to implement the Capital Reorganization.**

2. This proxy confers authority for the above-named to vote in their discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying this proxy or other matters which may properly come before the meeting or any adjournments thereof.

3. **Each Class B Voting Shareholder has the right to appoint a person to represent him at the meeting other than the persons specified above. Such right may be exercised by striking out the names of the specified persons and by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.**

4. Please sign exactly as your name appears on the proxy. If the Class B Voting Shareholder is a corporation, the proxy should be executed by duly authorized officers and the corporate seal affixed.

HARRIS STEEL GROUP INC.

CLASS A NON-VOTING SHARES

PROXY

SOLICITED BY MANAGEMENT FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 22, 2004

The undersigned Class A Non-Voting Shareholder of Harris Steel Group Inc. (the "Corporation") hereby appoints Milton E. Harris or failing him, Robert G.O. Roe, or instead of them . . . . as proxy for the undersigned with power of substitution, to attend, vote for and on behalf of and otherwise act for the undersigned at the annual and special meeting of shareholders of the Corporation to be held on June 22, 2004 and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at such meeting or any adjournment or adjournments thereof and, without limiting the general authorization and powers hereby given, the persons named as proxy are specifically directed to:

VOTE FOR ☐ or **AGAINST** ☐ a special resolution authorizing amendments to the articles of the Corporation to implement the Capital Reorganization, as described in the Management Information Circular accompanying this proxy.

SIGNED THIS day of , 2004.

. . . .

Signature of Class A Non-Voting Shareholder

NOTES:

1. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the foregoing instructions. **If no choice is specified, the shares will be voted for the authorization of amendments to the articles of the Corporation to implement the Capital Reorganization.**
2. This proxy confers authority for the above-named to vote in their discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying this proxy or other matters which may properly come before the meeting or any adjournments thereof.
3. **Each Class A Non-Voting Shareholder has the right to appoint a person to represent him at the meeting other than the persons specified above. Such right may be exercised by striking out the names of the specified persons and by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.**
4. Please sign exactly as your name appears on the proxy. If the Class A Non-Voting Shareholder is a corporation, the proxy should be executed by duly authorized officers and the corporate seal affixed.

HARRIS STEEL GROUP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual and special meeting of shareholders of Harris Steel Group Inc. (the "Corporation") will be held in the Casson Meeting Room, Hilton Toronto Hotel, 145 Richmond St. West, Toronto, Ontario, Canada on Tuesday, June 22, 2004 at the hour of 2:00 o'clock in the afternoon (Toronto time) for the following purposes:

1. To receive the annual report of the Corporation and the consolidated financial statements of the Corporation for the years ended December 31, 2003 and 2002 together with the report of the auditors thereon;
2. To elect directors;
3. To appoint auditors and authorize the directors to fix the remuneration of the auditors;
4. To vote on a special resolution authorizing the Corporation to implement a Capital Reorganization; and
5. To transact such further and other business as may properly come before the meeting or any adjournments thereof.

A copy of the annual report, management information circular and management's discussion and analysis of results of operations and financial condition accompany this notice.

As a substantial representation of shareholders is desired, if you are not able to be present personally, kindly sign and return the form of proxy accompanying this notice in the envelope provided for that purpose.

DATED at Toronto this 7th day of May, 2004

By Order of the Board of Directors

"Signed"
ROBERT G.O. ROE, C.A.
Secretary

HARRIS STEEL GROUP INC.

MANAGEMENT INFORMATION CIRCULAR
as of May 4, 2004

RELATING TO THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation by management of Harris Steel Group Inc. (the "Corporation") of proxies to be used at the annual and special meeting (the "Meeting") of the shareholders of the Corporation to be held at the time and place and for the purposes set forth in the notice of meeting (the "Notice of Meeting") accompanying this management information circular. It is expected that the solicitation will be primarily by mail. The costs of the solicitation will be borne by the Corporation.

Exercise of Discretion by Proxies

The shares represented by any proxy received by management will be voted or withheld from voting in accordance with the directions of the shareholder. **In the absence of any direction to the contrary, the Class B Voting Shares so represented will be voted (a) "for" the election as directors of the individuals indicated under the heading "Election of Directors"; (b) "for" the appointment of PricewaterhouseCoopers LLP as auditors, with the auditors' remuneration to be fixed by the directors; and (c) "for" the special resolution authorizing the Corporation to implement the Capital Reorganization (as defined under "Capital Reorganization of the Corporation"). In the absence of any direction to the contrary, the Class A Non-Voting Shares will be voted "for" the special resolution authorizing the Corporation to implement the Capital Reorganization.**

The enclosed forms of proxy confer discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice of Meeting, but which may properly come before the Meeting or any adjournment thereof and with respect to amendments to or variations of matters identified in the Notice of Meeting. As at the date hereof, management knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting and routine matters incidental to the conduct of the Meeting. If any further or other business is properly brought before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as he then considers to be proper.

Appointment and Revocation of Proxies

The persons specified in the enclosed forms of proxy are officers of the Corporation and will represent management at the Meeting. Each shareholder of the Corporation has the right to appoint a person (who need not be a shareholder), other than the persons specified in the enclosed forms of proxy, to attend and act for him and on his behalf at the Meeting or any adjournment thereof. Such right may be exercised by striking out the names of the specified persons and inserting the name of the shareholder's nominee in the space provided or by completing another appropriate form of proxy and, in either case, signing, dating and delivering the form of proxy to the Corporation prior to the holding of the Meeting.

A holder of Class A Non-Voting Shares should use the enclosed pink form of proxy and a holder of Class B Voting Shares should use the enclosed yellow form of proxy. A holder of Class A Non-Voting Shares and Class B Voting Shares should execute two forms of proxy, a pink form of proxy in respect of his Class A Non-Voting Shares and a yellow form of proxy in respect of his Class B Voting Shares.

A shareholder executing an enclosed form of proxy may revoke it at any time before it has been exercised. *The Business Corporations Act* (Ontario) sets out a procedure for revoking proxies by depositing an instrument in writing to that effect with the Corporation at the registered office of the Corporation, 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used or with the Chairman of the Meeting prior to its exercise on the day of the Meeting.

Voting Shares and Principal Holders Thereof

The share capital of the Corporation consists of three classes of shares, namely, Class A Non-Voting Shares, Class B Voting Shares and Common Shares. As at the date hereof, 4,419,830 Class A Non-Voting Shares and 2,236,250 Class B Voting Shares of the Corporation are outstanding. No Common Shares are outstanding.

The Corporation has fixed May 17, 2004 as the record date for shareholders entitled to receive notice of the Meeting. Holders of Class B Voting Shares and Class A Non-Voting Shares on the record date will be entitled to be present and to vote at the Meeting except to the extent that any such shareholder has since transferred any of his shares and the transferee of those shares produces properly endorsed share certificates or otherwise establishes ownership of the shares and demands not later than 10 days before the Meeting to be included in the list of shareholders entitled to vote at the Meeting. In such case, the transferee will be entitled to vote the transferred shares at the Meeting. Holders of Class B Voting Shares are entitled to one vote for each Class B Voting Share on all matters to be considered at the Meeting other than the vote as a separate class of the holders of the Class A Non-Voting Shares on the special resolution to authorize the Corporation to implement the Capital Reorganization. Holders of the Class A Non-Voting Shares are entitled to one vote for each Class A Non-Voting Share on the vote as a separate class of the holders of the Class A Non-Voting Shares on the special resolution to authorize the Corporation to implement the Capital Reorganization, but otherwise will have no right to vote as shareholders.

As of the date hereof, to the knowledge of the directors and senior officers of the Corporation, the only shareholders beneficially owning, directly or indirectly, or exercising control or direction over shares carrying more than 10 per cent of the voting rights attached to any class of voting shares of the Corporation are as follows:

Name	Class B Voting Shares Held	% of Class B Voting Shares	Class A Non-Voting Shares Held	% of Class A Non-Voting Shares
Milton E. Harris, O.C.	1,607,222[(1)]	71.87	2,678,246[(1)]	60.60
Leith Wheeler Investment Counsel Ltd.	389,700[(2)]	17.43	512,900[(2)]	11.60

(1) Of these shares, 1,607,140 Class B Voting Shares and 2,661,080 Class A Non-Voting Shares are beneficially owned by Milton Harris Investments (1998) Limited, and 17,000 Class A Non-Voting Shares are beneficially owned by Milton Harris Investments Limited, corporations controlled by Mr. Milton E. Harris.

(2) Based on information provided to the Corporation by Leith Wheeler Investment Counsel Ltd. on May 7, 2004.

Issuer Bid

Pursuant to a normal course issuer bid which commenced on May 17, 2003 and ends on May 16, 2004, the Corporation has purchased, as at the date hereof, 14,000 Class A Non-Voting Shares and 6,800 Class B Voting Shares at an average purchase price of $19.60 per share.

The Corporation does not intend to renew this issuer bid upon its expiry.

Election of Directors

The articles of the Corporation provide that the number of directors shall consist of a minimum of five (5) and a maximum of twenty (20). The actual number of directors may be determined from time to time by resolution of the directors. The board of directors has by resolution determined that eleven (11) directors are to be elected at the Meeting to serve until the next annual meeting or until their successors are duly elected or appointed.

The persons named in the enclosed yellow form of proxy intend to vote for the election of the nominees whose names are set forth below. All the nominees, other than Paul A. Kelly, are now members of the board of directors and have been since the years indicated. Management does not contemplate that any of the proposed nominees will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed yellow form of proxy reserve the right to vote for another nominee in their discretion. Each director will hold office until the next annual election of directors or until his successor is elected.

The following table sets forth the names of the nominees, all major positions and offices with the Corporation and its significant affiliates presently held by them, their principal occupation (and, in the case of Mr. Kelly, his principal occupation within the five (5) preceding years), the year they became a director and the approximate number of Class A Non-Voting and Class B Voting Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name and Position with Corporation	Principal occupation and all other major positions and offices with significant affiliates of the Corporation	Year Became Director	Class B Voting Shares Held (1)	Class A Non-Voting Shares Held (1)
Milton E. Harris, O.C. Chairman of the Board, Chief Executive Officer and Director	Chairman of the Board and Chief Executive Officer of the Corporation; Chairman of the Board and President of Harris Steel Limited	1953	(2)	(2)
*† Barrie D. Rose, F.C.A. Director	Chairman and Chief Executive Officer of Androcan Inc.	1973	43,000	5,000
*† James W. Leech Director	Senior Vice-President, Merchant Banking, Ontario Teachers' Pension Plan Board	1982	–	200
* Bruce J. Timmerman, C.A. Director	Retired	1989	400	600
*† Geno F. Francolini, C.M., F.C.A., L.L.D. Director	President and Chief Executive Officer of Xenon Capital Corporation	1992	1,800	–
David E. Harris, L.L.B. Director	Barrister & Solicitor	1994	–	–
* The Honourable J. Judd Buchanan, P.C., O.C., M.B.A., L.L.D. Director	President of Rundle Investments Ltd.	2002	–	600
Sheldon Aaron Director	President of Aaron Construction Limited	2003	–	2,500
John Harris, M.B.A. President, Chief Operating Officer and Director	President and Chief Operating Officer of the Corporation; Executive Vice-President of Harris Steel Limited; President of Harris Rebar, a division of Harris Steel Limited	1989	35,300	37,840
DeLane Pate Director	President of Laurel Steel, a division of Harris Steel Limited	1999	–	–
Paul A. Kelly	President and Chief Executive Officer of Slater Steel Inc.	–	–	–

*Member of Audit Committee. † Member of Compensation Committee. The Corporation does not have an Executive Committee of the Board of Directors.

(1) The information as to shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.
(2) Reference is made to the heading "Voting Shares and Principal Holders Thereof" for the shareholdings of Milton E. Harris and of entities controlled by him.

Statement of Executive Compensation

The following table sets forth information concerning the annual and long-term compensation earned for services rendered during each of the last three financial years in respect of the individuals who were at December 31, 2003 the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the "Named Executive Officers"), being the individuals who meet the regulatory disclosure requirements with respect to the Corporation:

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation (2)
Milton E. Harris Chairman and C.E.O.	2003 2002 2001	540,855 530,250 525,000	308,114 1,005,754 1,179,452	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil
Douglas Deighton Treasurer	2003 2002 2001	124,397 121,958 117,875	124,754 106,257 119,333	nil nil nil	nil nil nil	nil nil nil	nil nil nil	4,833 4,500 4,500
John Harris President and C.O.O., President, Harris Rebar	2003 2002 2001	422,382 414,100 406,959	563,333 640,823 755,065	nil nil nil	nil nil nil	nil nil nil	nil nil nil	4,833 4,500 4,500
DeLane Pate President, Laurel Steel	2003 2002 2001	380,344 393,224 217,519	239,828 516,577 521,128	nil nil nil	nil nil nil	nil nil nil	nil nil nil	7,250 6,750 6,259
Edward Lehner Vice-President, Laurel Steel	2003(3)	152,348	178,014	nil	nil	nil	nil	559,942

(1) Perquisites do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any Named Executive Officer.
(2) "All Other Compensation", other than that for Edward Lehner, represents contributions to the company-wide Group R.R.S.P. The Corporation's Named Executive Officers are not covered by a pension plan. The amount shown for Edward Lehner represents compensation paid on his termination.
(3) Edward Lehner commenced employment with Laurel Steel in April, 2003 and his employment was terminated in October, 2003.

Report of the Compensation Committee

The Compensation Committee is made up of the following three independent directors of Harris Steel Group Inc. All the members of the Compensation Committee are neither officers nor former officers of Harris Steel Group Inc. or its subsidiaries:

Geno F. Francolini   Barrie D. Rose
James W. Leech

The Compensation Committee reviews and makes recommendations to the Board of Directors on remuneration for the Corporation's senior management. The report of the Compensation Committee for 2003 compensation is as follows:

Management Compensation Philosophy

Harris Steel Group Inc.'s main goal is to motivate its management by establishing policies which will maximize entrepreneurial efforts.

In addition to their base salary, the Corporation believes operating management should be compensated by participating in the profits of the units for which they have responsibility.

The Corporation does not have long-term incentive plans and does not grant stock options.

The Corporation has no executive pension plan but executives, other than Milton Harris, participate in the company-wide Group R.R.S.P.

Bonuses

The Corporation's principal form of incentive program is through profit-sharing bonuses. Executives have been awarded a specific percentage of the annual pre-tax profit of the units for which they are responsible. If those units were not profitable, the executive was not awarded a bonus.

Executives with corporate responsibilities were awarded a percentage of the pre-tax operating profit of the Corporation.

Profit-sharing bonus percentages, except for Milton Harris's and John Harris's, were set by the Chief Executive Officer in consultation with the executives and were reviewed by the Compensation Committee.

The Corporation's profit-sharing plan has been applied consistently over many years. The executives' profit-sharing bonuses are not subject to maximums or to discretion. The bonuses vary in proportion to operating profits.

Base Salaries

Base salaries are established by relating salary levels of executives of Harris Steel Group Inc. to executives having comparable senior managerial responsibilities within organizations in similar industries. Unless a significant change in an executive's responsibility occurs, base salaries are adjusted only when company-wide increases are granted (by the same percentage-rate increase all employees receive).

Chief Executive Officer

The Chief Executive Officer of Harris Steel Group Inc., Mr. Milton Harris, is also the principal shareholder of the Corporation. The Compensation Committee reviews Mr. Harris's remuneration on an annual basis to ensure his base salary and performance bonus reflect market realities and the contribution made by Mr. Harris to the Corporation. Mr. Harris receives a performance bonus equal to a specific percentage of the annual pre-tax net profit of the Corporation.

Report submitted by: Geno F. Francolini   Barrie D. Rose
James W. Leech

Compensation of Directors

Each director of the Corporation, other than a director who is also an executive officer, was paid an annual director's fee of $15,000; a fee of $1,000 for attending each meeting of the directors and each meeting of committees of the directors; and a fee of $800 for participating in each meeting of the directors and each meeting of committees of the directors held by conference telephone call.

Directors' and Officers' Liability Insurance

The Corporation provides liability insurance for directors and officers of the Corporation and its subsidiaries. The premium for the policy term from July 1, 2003 to July 1, 2004 was $50,000, which was paid for by the Corporation. The policy limit is $10,000,000 per year with an aggregate deductible of $100,000 per claim for the Corporation. The individual directors and officers of the Corporation and its subsidiaries are insured for losses arising from claims against them for certain of their acts, errors or omissions as such. The Corporation also is insured against any loss arising out of any liability that it may be required or permitted by law to pay to directors or officers in respect of such claims.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in the Corporation's Class A Non-Voting Shares ("HSG.A") and Class B Voting Shares ("HSG.B") on December 31, 1998 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Steel Index for the five most recently completed years (assuming reinvestment of dividends).

The total cumulative shareholder return for $100 invested in Harris Steel Group Inc. shares was $170 for HSG.A and $172 for HSG.B as compared with $137 for the S&P/TSX Composite Index and $110 for the S&P/TSX Steel Index.



HSG.A
HSG.B
S&P/TSX Steel Index
S&P/TSX Composite Index
$200
$175
$150
$125
$100
$75
$50

	Dec. 1998	Dec. 1999	Dec. 2000	Dec. 2001	Dec. 2002	Dec. 2003
HSG.A	$100	$170	$121	$159	$176	$170
HSG.B	$100	$168	$134	$156	$170	$172
S&P/TSX Steel Index	$100	$133	$74	$87	$86	$110
S&P/TSX Composite Index	$100	$132	$141	$124	$108	$137

Corporate Governance

The Toronto Stock Exchange (the "TSX") has issued a series of guidelines for effective corporate governance. The guidelines deal with matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.

Mandate of the Board

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation. In fulfilling its mandate, the Board is responsible for, among other things:

(1) adoption of a strategic planning process for the Corporation;

(2) identification of the principal risks of the Corporation's business and ensuring the implementation of the appropriate systems to manage these risks;

(3) succession planning for the Corporation including appointing, training and monitoring senior management;

(4) a communications policy for the Corporation; and

(5) the integrity of the Corporation's internal control and management information systems.

There were eight meetings of the Board during the year ended December 31, 2003.

Composition of the Board

The Board of Directors of Harris Steel Group Inc. is made up of ten members. Milton E. Harris, the Chairman of the Board and C.E.O., beneficially owns 71.87% of the Class B Voting Shares of the Corporation. The other nine members include John Harris and DeLane Pate – executive officers of the Corporation; Bruce Timmerman, who retired in 1999 from his position as Vice-President, Finance and Secretary of the Corporation; Barrie D. Rose, James W. Leech, Geno F. Francolini, Sheldon Aaron, The Honourable J. Judd Buchanan and David E. Harris (the son of Milton E. Harris) – directors who do not have interests in or relationships with the Corporation other than their own shareholdings.

The TSX guidelines recommend that in circumstances where a corporation has a shareholder who can control the election of the board of directors, the board should include a number of independent directors which fairly represents the proportion of shares held by minority shareholders. The Board considers its size to be appropriate at the current time and that its composition fairly represents the interests of minority shareholders.

Committees of the Board

The Audit Committee reviews the audited annual consolidated financial statements of the Corporation and makes recommendations to the Board with respect to these statements. The committee also makes recommendations to the Board regarding the appointment of independent auditors and their remuneration, and reviews the nature and scope of the annual audit as proposed by the auditors and management.

The committee reviews with the auditors and management the adequacy of the Corporation's internal accounting controls.

In carrying out the review process, the committee meets privately with the auditors to determine whether they have any concerns regarding the co-operation, standards of performance and integrity of the financial officers of the Corporation.

The Audit Committee generally meets twice during the financial year.

The Compensation Committee reviews and makes recommendations to the Board on remuneration for the Corporation's senior management.

The members of the Audit Committee are: Barrie D. Rose, James W. Leech, Geno F. Francolini, Bruce Timmerman and The Honourable J. Judd Buchanan. Barrie D. Rose is the chairman of the Audit Committee. The members of the Compensation Committee are: Barrie D. Rose, James W. Leech and Geno F. Francolini. Geno F. Francolini is the chairman of the Compensation Committee.

The composition of these committees meets the TSX guidelines on corporate governance. Both the Audit Committee and the Compensation Committee are made up entirely of outside directors, all of whom are "unrelated" within the meaning of the TSX guidelines.

Other Matters Dealt With by the Board

The Board determines the effectiveness of the Corporation's procedures dealing with sound corporate governance. The Board assesses recommendations of the Audit Committee regarding the integrity of the Corporation's internal control and management information systems. The Board meets with managers responsible for the Corporation's principal product lines and reviews annually, budgets and longer term strategic and financial plans. The Board monitors results and reviews interim consolidated financial statements at regular quarterly meetings. The Board also follows up on the Corporation's compliance with applicable environmental regulations.

On an ongoing basis, the Board reviews its conformance with the TSX guidelines on corporate governance and takes action it considers appropriate to address the guidelines to ensure effective corporate governance.

Appointment of Auditors

The firm of PricewaterhouseCoopers LLP, Chartered Accountants, will be nominated for reappointment as auditors of the Corporation until the next annual meeting of shareholders at a remuneration to be fixed by the directors. Coopers & Lybrand, one of the predecessor firms which merged to form PricewaterhouseCoopers LLP, was first appointed as auditors of the Corporation on June 10, 1982.

Capital Reorganization of the Corporation

Description of Existing Capital of the Corporation

The authorized capital of the Corporation currently consists of an unlimited number of Class A Non-Voting Shares, an unlimited number of Class B Voting Shares and 100 Common Shares (the "Existing Common Shares"). As of May 4, 2004, the outstanding capital of the Corporation consisted of 4,419,830 Class A Non-Voting Shares, 2,236,250 Class B Voting Shares and no Existing Common Shares.

The primary differences between the Class A Non-Voting Shares and Class B Voting Shares are as follows:

- the Class A Non-Voting Shares carry no voting rights (except in certain specified circumstances set out in the articles of the Corporation and as required by law), whereas the Class B Voting Shares carry one vote per share;
- the holders of the Class A Non-Voting Shares are eligible to receive a preferential, non-cumulative quarterly dividend of 2.5 cents per share while the holders of the Class B Voting Shares are not eligible to receive a dividend in any quarter until a dividend of 2.5 cents per share has been paid on the Class A Non-Voting Shares and, thereafter, the holders of the Class B Voting Shares are eligible for a dividend of up to 2.5 cents per share. Dividends in excess of 2.5 cents per share in any quarter are to be paid equally on the Class A Non-Voting Shares and the Class B Voting Shares;

- in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the holders of the Class A Non-Voting Shares are entitled to receive a preferential amount equal to the amount paid up on such shares while the holders of the Class B Voting Shares are not eligible to receive any amount until such amount has been paid to the holders of the Class A Non-Voting Shares and, thereafter, the holders of the Class B Voting Shares are entitled to receive an amount equal to the amount paid up on the Class B Voting Shares and any amounts paid in excess of the foregoing amounts are to be paid equally on the Class A Non-Voting Shares and the Class B Voting Shares; and
- the Class A Non-Voting Shares become convertible into Class B Voting Shares on a share-for-share basis after a *bona fide* offer has been made to purchase Class B Voting Shares which offer must, by reason of applicable securities laws or stock exchange by-laws, regulations or policies, be made to each holder of Class B Voting Shares whose last recorded address is in the jurisdiction to which the relevant requirement applies. This conversion right is applicable only for the purpose of allowing holders of Class A Non-Voting Shares to tender such shares under an offer for the Class B Voting Shares and the conversion right will not come into effect in a number of prescribed circumstances.

Description and Purpose of the Capital Reorganization

Management of the Corporation has determined that, as a matter of prudent corporate governance and to increase liquidity in the shares of the Corporation, it is appropriate for all holders of shares of the Corporation to have full voting rights and for the Corporation to have only one outstanding class of shares. Accordingly, at the Meeting, approval will be sought to amend the articles of the Corporation to create the desired voting entitlement and a single class of outstanding shares by cancelling the Existing Common Shares, creating a new class of common shares (the "New Common Shares"), reclassifying and changing each outstanding Class A Non-Voting Share and Class B Voting Share into a New Common Share and cancelling the remaining authorized but unissued Class A Non-Voting Shares and Class B Voting Shares. In addition, with a view to further increasing liquidity in the shares of the Corporation, management of the Corporation has determined that, immediately after the foregoing reclassifications, it would be appropriate to subdivide the New Common Shares on a four-for-one basis.

To this end, the holders of Class A Non-Voting Shares and the holders of Class B Voting Shares, respectively, each voting separately as a class, will be asked at the Meeting to consider and, if deemed appropriate, to pass a special resolution in the form annexed hereto as Schedule "A" (the "special resolution") authorizing an amendment to the articles of the Corporation;

(a) to cancel the authorized Existing Common Shares;

(b) creating the New Common Shares, having the rights, privileges, restrictions and conditions described below under "Description of New Common Shares";

(c) reclassifying and changing each outstanding Class A Non-Voting Share into a New Common Share;

(d) reclassifying and changing each outstanding Class B Voting Share into a New Common Share;

(e) declaring that the authorized capital of the Corporation, after giving effect to the foregoing, shall consist of an unlimited number of Common Shares; and

(f) subdividing the New Common Shares on a four-for-one basis,

(collectively referred to as the "Capital Reorganization").

In the event that the special resolution is passed by the holders of Class A Non-Voting Shares and by the holders of Class B Voting Shares, respectively, as described below, the Corporation proposes to proceed with the filing of articles of amendment (the "Articles of Amendment") giving effect thereto. However, the board of directors of the Corporation may revoke the special resolution before the Articles of Amendment are filed if such revocation would, in the opinion of the board of directors, be in the best interests of the Corporation. The board of directors will consider revoking the special resolution if holders of a material number of Class A Non-Voting Shares or Class B Voting Shares exercise their right to dissent (described below under "Rights of Dissent").

In the event that the Articles of Amendment are filed, the Corporation will submit a substitutional listing application in connection with same to the Toronto Stock Exchange (the "TSX") which, upon acceptance by the TSX, will result in the New Common Shares being listed and posted for trading on the TSX under the trading symbol "HSG".

Approval of Board of Directors

The board of directors has concluded that the Capital Reorganization is fair and in the best interests of shareholders of the Corporation and, accordingly, has unanimously approved the Capital Reorganization, subject to obtaining shareholder approval. In reaching its conclusion, the board of directors considered, among other things, the following:

(a) the elimination of the Corporation's dual-class voting structure is consistent with prudent corporate governance; and

(b) the elimination of the Corporation's dual-class share structure, together with the four-for-one stock split, should increase liquidity in the shares of the Corporation.

Shareholder Approval

In order to become effective, the special resolution must be passed by at least two-thirds of the votes cast at the Meeting by the holders of Class A Non-Voting Shares, voting separately as a class, and by at least two-thirds of the votes cast at the Meeting by the holders of the Class B Voting Shares, voting separately as a class.

Transfer Agent and Share Certificates

CIBC Mellon Trust Company, the registrar and transfer agent of the Class A Non-Voting Shares and the Class B Voting Shares, has agreed to act as exchange agent to administer the exchange of the Class A Non-Voting Shares and the Class B Voting Shares into New Common Shares.

Following the effective date of the Articles of Amendment, CIBC Mellon Trust Company will provide to shareholders a letter of transmittal which may be used to deposit certificates representing Class A Non-Voting Shares and Class B Voting Shares with CIBC Mellon Trust Company in exchange for certificates representing New Common Shares. Except for postage required to return the letter of transmittal and certificates representing Class A Non-Voting Shares and Class B Voting Shares, the cost of exchanging share certificates will be borne by the Corporation.

Description of New Common Shares

The rights, privileges, restrictions and conditions attaching to the New Common Shares will be as follows.

Dividends: The holders of the New Common Shares will have the right to receive such dividends (if any) as the directors in their discretion may declare, subject to the prior rights of the shares of any other class ranking senior to the New Common Shares.

Rights on Liquidation: The holders of the New Common Shares will have the right to receive the remaining assets of the Corporation, in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of its assets among its shareholders, subject to the prior rights of the holders of the shares of any other class ranking senior to the New Common Shares.

Voting Rights: The holders of the New Common Shares will be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, other than separate meetings of the holders of another class or series of shares, and to vote at any such meeting on the basis of one vote for each New Common Share held.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences of the Reorganization to holders of Class A Non-Voting Shares and Class B Voting Shares who, for purposes of the *Income Tax Act* (Canada) (the "Act"), hold such shares as capital property, deal at arm's length with the Corporation and, in the case of holders who are not residents of Canada, do not hold or use and are not deemed to hold or use their Class A Non-Voting Shares or Class B Voting Shares in connection with a business carried on in Canada. This summary is based on the current provisions of the Act, the regulations thereunder, and all specific proposals to amend the Act released by the Minister of Finance (Canada) prior to the date hereof. This summary does not take into account tax legislation of any province, territory or any jurisdiction outside of Canada. **This summary is of a general nature only and is not intended to be, nor should it be considered to be, advice to any particular shareholder. Shareholders are urged to consult their own tax advisors in respect of their particular circumstances.**

No capital gain or capital loss will be realized when a shareholder's Class A Non-Voting Shares and/or Class B Voting Shares are reclassified on the Capital Reorganization as New Common Shares. Such shareholders will be deemed to acquire the New Common Shares at a cost equal to the adjusted cost base of their Class A Non-Voting Shares and/or Class B Voting Shares immediately prior to the Capital Reorganization.

Rights of Dissent

Holders of Class A Non-Voting Shares and Class B Voting Shares are entitled to dissent and be paid the fair value of those shares if such holders object to the special resolution to amend the articles of the Corporation in the manner contemplated. A dissenting shareholder may only claim under section 185 of the *Business Corporations Act* (Ontario) ("OBCA") in respect of all the Class A Non-Voting Shares

and Class B Voting Shares held by such shareholder on behalf of any one beneficial owner and registered in the dissenting shareholder's name.

A summary of section 185 of the OBCA providing for the rights of dissenting shareholders is set out below. **The summary is qualified in its entirety by reference to section 185 of the OBCA.**

To comply with section 185, a dissenting shareholder must send to the Corporation, at or before the meeting at which the special resolution relating to the amendment to the articles is to be considered, a written objection to the special resolution. A vote against the special resolution does not constitute such a written objection, but a shareholder need not vote against the resolution in order to object. Within ten days after the special resolution is adopted by the shareholders, the Corporation must so notify the dissenting shareholder who is then required, within 20 days after receiving notice from the Corporation or otherwise learning that the special resolution has been adopted, to send to the Corporation a written notice containing the name and address of the shareholder, the number of Class A Non-Voting Shares and Class B Voting Shares in respect of which the shareholder dissents and a demand for payment of the fair value of such shares. Not later than 30 days thereafter, the dissenting shareholder must send the certificates representing such shares to the Corporation or its transfer agent. Upon sending the notice containing the demand for payment, a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of such shareholder's shares, unless the dissenting shareholder withdraws the demand for payment before the Corporation makes an offer to pay for such shares, or the amendment to the articles does not become effective, in which case the rights of such shareholder are reinstated.

The Corporation's offer to pay for the shares is to be sent not later than seven days after the later of the effective date of the amendment to the articles or the date the Corporation receives notice containing the demand for payment. If the Corporation fails to make an offer, or if a dissenting shareholder fails to accept such offer, the Corporation may, within 50 days after such effective date or such further period as a court may allow, apply to the court to fix the fair value of the holder's shares. If the Corporation fails to apply to the court, a dissenting shareholder may apply to the court for the same purpose within a further period of 20 days or such further period as the court may allow. All dissenting shareholders will be joined as parties to the application and will be bound by the decision of the court. The court may determine whether any person is a dissenting shareholder who should be joined as a party and the court will fix the fair value for the shares of all dissenting shareholders. The OBCA does not direct how the court is to determine fair value. Generally, the court will consider evidence adduced as to, among other things, the historical trading value of the shares and the attributes of such shares.

A shareholder who complies with each of the steps required to dissent effectively is entitled to be paid the fair value of the shares in respect of which such shareholder dissents, determined as of the close of business on the day before the special resolution authorizing the amendment to the articles of the Corporation is adopted.

The procedures required in connection with the exercise of rights under section 185 of the OBCA are technical, complex and in most cases time-consuming and expensive. Failure to comply strictly with the timing and procedures required may result in the loss of the rights. Holders of Class A Non-Voting Shares or Class B Voting Shares who are considering exercising dissent rights should seek the advice of qualified independent legal counsel.

Additional Information

Financial information is provided in the Corporation's consolidated financial statements for the years ended December 31, 2003 and 2002 and its Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") for the year ended December 31, 2003. Additional information relating to the Corporation is on SEDAR at www.sedar.com.

Copies of the Corporation's MD&A and its consolidated financial statements for the years ended December 31, 2003 and 2002 are available upon request from the Treasurer of the Corporation at 4120 Yonge Street, Suite 404, Toronto, Ontario, Canada M2P 2B8.

APPROVAL BY THE BOARD OF DIRECTORS

The Board of Directors of the Corporation has approved the contents and sending of this management information circular.

"Signed"
ROBERT G.O. ROE, C.A.
Secretary

May 7, 2004

SCHEDULE A

Share Capital Reorganization

RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the articles of the Corporation be amended to (a) cancel the authorized Common Shares, (b) create an unlimited number of shares designated as common shares of the Corporation, which shall have the rights, privileges, restrictions and conditions set out below in this special resolution, (c) reclassify and change each issued and outstanding Class A Non-Voting Share and Class B Voting Share into one common share, (d) cancel the authorized but unissued Class A Non-Voting Shares and Class B Voting Shares in the capital of the Corporation, and (e) declare that the authorized capital of the Corporation, after giving effect to the foregoing, shall consist of an unlimited number of common shares;
2. the articles of the Corporation be further amended to subdivide the outstanding common shares on a four-for-one basis; and
3. the proper officers of the Corporation are authorized to execute and file all such documents and do all such other things as they deem necessary or desirable for the implementation of this special resolution, provided that the directors of the Corporation may, in their sole discretion, revoke this special resolution before it is acted upon without further approval of the holders of Class A Non-Voting Shares and Class B Voting Shares in the capital of the Corporation.

COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the common shares are as follows:

1.1 Dividends

Subject to the prior rights of the holders of any other class ranking senior to the common shares, the holders of the common shares shall have the right to receive such dividends (if any) as the directors in their discretion may declare.

1.2 Rights on Liquidation

Subject to the prior rights of the holders of any other class ranking senior to the common shares, the holders of the common shares shall have the right to receive the remaining assets of the Corporation, in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of its assets among its shareholders.

1.3 Voting Rights

The holders of the common shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, other than separate meetings of the holders of another class or series of shares, and to vote at any such meeting on the basis of one vote for each common share held.

HARRIS
STEEL GROUP INC.

INTERIM REPORT TO SHAREHOLDERS

NINE MONTHS ENDED SEPTEMBER 30, 2004

DESCRIPTION OF THE BUSINESS

Harris Steel Group Inc. is a leading North American steel fabricator and processor. Through 32 strategically located facilities in Canada and the United States, we sell value-added products and services to a diverse customer base within the construction, automotive, industrial and mining markets. As a result of our considerable steel purchasing requirements, we exercise significant buying power while our strong balance sheet provides the liquidity to invest in substantial inventory levels allowing us to meet demanding, time-sensitive customer priorities.

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of Harris Steel Group Inc. (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this document, such statements use such words as "may," "will," "expect," "anticipate," "project," "believe," "plan" and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Company with securities regulatory authorities to which recipients of this document are referred for additional information concerning the Company, and the risks and uncertainties relating to the Company and its prospects. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Company to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking information contained in this document is current only as of the date of this document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

REPORT TO THE SHAREHOLDERS

It is a great pleasure to report earnings for the third quarter of $0.79 per share which are 25% higher than the record second quarter, and significantly higher than the $0.12 per share earnings in third quarter, 2003. Earnings per share for the nine months ended September 30 are $1.88, as compared to a loss of $0.04 per share for the same period last year.

Demand for our major products remains very strong. Worldwide and North American supply and steel prices from our steel mill suppliers continue to be firm, and our margins have been maintained.

Our strong balance sheet has provided clear advantages during 2004, as we have been able to secure supply and continue to build our working capital position. The robust steel pricing conditions we experienced this year might be seen as a catalyst for helping all companies in the sector; in fact, we saw a different picture, where many owner-operator competitors faced difficulties in financing inventories at much higher costs. Effectively, the price of working capital doubled for our peer group, and this continues to present us with excellent opportunities in many of our market areas.

Toronto, Canada
November 1, 2004

Milton E. Harris, O.C.
Chairman and Chief Executive Officer

Results of Operations

The result for Harris Steel Group Inc. (the "Company") for the first nine months of 2004 was earnings of $50.4 million, or $1.88 per share, compared to a loss of $1.0 million, or $0.04 per share, in the first nine months of 2003. The result for 2004 includes a gain recorded in the first quarter of $7.8 million from the sale of a 50% interest in the Company's U.S. reinforcing steel products operations to Nucor Corporation (Nucor). This gain, upon which no income taxes will be payable, accounted for $0.29 per share of earnings in the period. Third quarter earnings of $0.79 per share represent an increase of 25% over second quarter 2004 earnings of $0.63 cents per share, and an increase of $0.67 over third quarter 2003 earnings per share of $0.12

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) for the third quarter of 2004 was $35.6 million, or $1.32 per share, determined as follows:

	$'000
Earnings	21,144
Provision for Income Taxes	13,030
Depreciation	1,255
Interest	156
	35,585

Sales for the nine months were $527.8 million compared to $375.5 million last year, reflecting sharply higher sales prices across all product lines with volumes also increasing, although not as dramatically. These higher prices, combined with the benefits of strategic inventory purchasing, have resulted in exceptionally high margins for our products. While the cost of replacement inventory has sharply escalated, demand for our products and concerns over supply has allowed all price increases to be passed onto customers, and significant margins maintained.

Results for the third quarter of 2004 include a foreign exchange loss of $3.0 million before income taxes. This charge reflects the strengthening of the Canadian dollar in the third quarter, and if the Canadian dollar continues to strengthen against the U.S. dollar, then additional foreign currency translation losses will be recorded in the fourth quarter.

Selling and administrative expenses have increased sharply to $32.5 million for the first nine months of 2004 compared to $18.1 million in the same period of 2003. The majority of this increase is due to management and employee profit sharing compensation on the significantly higher earnings levels for the period. This incentivization plan has been in place since 1972, with no changes to the plan structure. It is seen by the Company as a critical alignment of management and shareholder interests.

Cash Flows

As of September 30, the Company had cash of $25.8 million and bank indebtedness of $40.8 million, compared to bank indebtedness of $7.7 million at December 31, 2003. Bank indebtedness is entirely from the U.S. reinforcing steel operations, owned 50/50 with Nucor, but managed and consolidated by Harris. Higher borrowing levels during the third quarter were required to finance working capital. Because half of the consolidated debt is accounted for in the determination of Nucor's interest, management's perspective is that the Company has no net debt, applying the calculation of half of the $40.8 million debt (20.4) against the cash position of $25.8 million.

The cost of the Company's inventory has grown by $73.2 million during 2004. This reflects the sharp rise in steel prices for the replacement of inventory and a strategy to build inventory volumes where steel can be purchased at favourable pricing. Current inventories total $172.5 million, but the Company anticipates that inventories will decline going forward in all product lines.

The liability for income and other taxes reflects the substantial increase in earnings for 2004 compared to 2003, which provided the basis for income tax instalment payments to be made during 2004.

During 2004, net capital expenditures have totalled $7.4 million, including $2.8 million in the third quarter. Capital expenditures in 2004 include the purchase of the reinforcing steel assets of Lafarge Canada effective August 30; the purchase of the reinforcing steel assets of a bankrupt former competitor in the second quarter and continuing capacity expansion for cold drawn steel products. There are no major capital projects ongoing at this time.

The Company has paid dividends of $3,630,000 in 2004, compared to $1,205,000 in the same period of 2003. The increased payment reflects a quadrupling of the dividend rate commencing in the second quarter of 2004.

The Company plans to continue to fund its operations, capital expenditures and dividends from current operating cash flows.

Financial Condition

Shareholders' equity at September 30, 2004 was $254.1 million; at December 31, 2003 it was $205.2 million. Working capital increased to $223.7 million at September 30, 2004 from $159.3 million at December 31, 2003.

Toronto, Canada
November 1, 2004

CONSOLIDATED BALANCE SHEETS

As at September 30, 2004 and December 31, 2003

Assets	September 30, 2004	December 31, 2003
	(Unaudited)	
Current Assets		
Cash	$ 25,830,035	$ –
Accounts receivable	157,105,475	115,515,798
Inventories	172,475,741	99,277,442
Income and other taxes recoverable	–	6,183,319
Prepaid expenses and deposits	1,932,579	2,781,644
	357,343,830	223,758,203
Note receivable (note 7)	2,156,250	–
Property, Plant and Equipment	53,527,366	49,825,239
	$ 413,027,446	$ 273,583,442
Liabilities		
Current Liabilities		
Bank indebtedness	$ 40,825,515	$ 7,707,747
Accounts payable and accrued liabilities	70,320,773	51,313,857
Income and other taxes payable	15,732,554	–
Future income taxes	6,785,000	5,413,000
	133,663,842	64,434,604
Future Income Taxes	4,253,000	3,970,000
	137,916,842	68,404,604
Non-Controlling Interest (note 8)	20,992,860	–
Shareholders' Equity		
Capital Stock (note 9)	16,195,794	14,039,544
Retained Earnings	237,921,950	191,139,294
	254,117,744	205,178,838
	$ 413,027,446	$ 273,583,442

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

	For the Nine Months Ended September 30		For the Three Months Ended September 30	
	2004	2003	**2004**	2003
Sales	**$ 527,812,261**	$ 375,485,932	**$ 216,820,043**	$ 139,314,388
Cost of Sales	**420,827,696**	343,267,963	**165,138,459**	127,054,223
	106,984,565	32,217,969	**51,681,584**	12,260,165
Expenses				
Selling and administrative	**32,493,698**	18,069,283	**12,752,836**	6,233,779
Foreign exchange losses (gains)	**1,265,231**	8,270,199	**2,998,650**	(196,544)
Interest	**(120,506)**	162,272	**156,392**	148,845
Depreciation	**3,691,145**	3,612,339	**1,255,368**	1,205,767
Gain on sale of shares in subsidiary (note 5)	**(7,757,258)**	–	**–**	–
	29,572,310	30,114,093	**17,163,246**	7,391,847
Earnings Before Income Taxes	**77,412,255**	2,103,876	**34,518,338**	4,868,318
Provision For Income Taxes				
Current	**24,141,857**	1,829,303	**10,930,218**	574,913
Future	**1,655,000**	1,301,000	**2,100,000**	1,150,000
	25,796,857	3,130,303	**13,030,218**	1,724,913
Earnings (Loss) For the Period Before Non-Controlling Interest	**51,615,398**	(1,026,427)	**21,488,120**	3,143,405
Non-Controlling Interest In Earnings Of Subsidiaries (note 8)	**(1,202,460)**	–	**(344,539)**	–
Earnings (Loss) For the Period	**$ 50,412,938**	$ (1,026,427)	**$ 21,143,581**	$ 3,143,405
Earnings (Loss) Per Share (note 6)	**$ 1.88**	$ (0.04)	**$ 0.79**	$ 0.12
Average number of Common Shares outstanding (note 9)	**26,780,889**	26,772,840	**26,924,320**	26,707,520
Number of Common Shares outstanding at September 30 (note 9)	**26,924,320**	26,707,520		

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the Nine Months Ended September 30, 2004 and 2003
(Unaudited)

	2004	2003
Balance – Beginning of Period	**$ 191,139,294**	$ 189,519,785
Earnings (loss) for the period	**50,412,938**	(1,026,427)
	241,552,232	188,493,358
Excess of the purchase price over the issued value of the company's shares purchased (note 9)	**–**	(919,905)
Dividends	**(3,630,282)**	(1,204,754)
Balance – End of Period	**$ 237,921,950**	$ 186,368,699

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended September 30		For the Three Months Ended September 30	
	2004	2003	2004	2003
Cash Provided By (Used In):				
Operating Activities				
Earnings (loss) for the period	$ 50,412,938	$ (1,026,427)	$ 21,143,581	$ 3,143,405
Non-controlling interest in earnings of subsidiaries	1,202,460	–	344,539	–
Gain on sale of shares in subsidiary	(7,757,258)	–	–	–
Depreciation	3,691,145	3,612,339	1,255,368	1,205,767
Future income taxes – long-term	283,000	139,000	180,000	144,000
Foreign exchange gain on bank indebtedness held in foreign currency	(1,922,946)	(2,001,302)	(2,315,658)	(40,533)
Increase in accounts receivable	(41,589,677)	(5,262,870)	(31,059,286)	(14,374,105)
(Increase) decrease in inventories	(73,198,299)	22,792,545	(19,361,940)	3,998,751
Decrease (increase) in income and other taxes recoverable	6,183,319	(3,794,829)	–	(918,750)
Decrease in prepaid expenses and deposits	849,065	818,188	1.267,496	712,888
Increase (decrease) in accounts payable and accrued liabilities	19,006,916	(6,160,885)	17,724,910	9,149,370
Increase in income and other taxes payable	15,732,554	–	12,706,119	–
Increase in future income taxes - current	1,372,000	1,162,000	1,920,000	1,006,000
	(25,734,783)	10,277,759	3,805,129	4,026,793
Investing Activities				
Net additions to property, plant and equipment	(7,393,272)	(5,432,886)	(2,757,350)	(2,459,488)
Net proceeds from sale of shares in subsidiary	27,547,658	–	–	–
	20,154,386	(5,432,886)	(2,757,350)	(2,459,488)
Financing Activities				
Purchase of shares of the company	–	(934,530)	–	–
Issuance of shares of the company	2,156,250	–	–	–
Increase in note receivable	(2,156,250)	–	–	–
Dividends	(3,630,282)	(1,204,754)	(1,615,458)	(400,613)
Increase (decrease) in bank indebtedness	33,117,768	(4,706,891)	8,263,321	(1,207,225)
	29,487,486	(6,846,175)	6,647,863	(1,607,838)
Foreign exchange gain on bank indebtedness held in foreign currency	1,922,946	2,001,302	2,315,658	40,533
Cash – Beginning of Period	–	–	15,818,735	–
Cash – End of Period	$ 25,830,035	$ –	$ 25,830,035	$ –
Supplemental Cash Flow Disclosures:				
Interest (received) paid	$ (150,019)	$ 167,371	$ 143,833	$ 137,477
Income taxes paid	$ 4,218,802	$ 6,468,344	$ 986,669	$ 1,351,795

1. Basis of Presentation

These interim consolidated financial statements do not include all the disclosures required under Canadian generally accepted accounting principles for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the company for the years ended December 31, 2003 and 2002.

2. Accounting Policies

The accounting policies followed in the preparation of these interim consolidated financial statements are consistent with the accounting policies and their methods of application used in the preparation of the consolidated financial statements for the years ended December 31, 2003 and 2002.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries over which it has control. Non-controlling interest represents the share of equity interests in consolidated subsidiaries that are owned by other shareholders.

4. Cyclicality of Operations

The company operates as a steel trading business purchasing steel from mills and processing that steel into products for sale to its customers. While seasonal factors such as weather may affect sales for products sold to the construction markets, these seasonal effects can be outweighed by the inherent cyclical nature of the world steel markets in which the company participates. Therefore, consistent seasonal trends may not be evident in the company's interim consolidated financial statements.

5. Gain on Sale of Shares in Subsidiary

On February 10, 2004, the company sold a 50% share interest in Harris Steel Inc. (its United States reinforcing steel products holding company) to Nucor Corporation, for cash consideration of U.S. $21 million. Additional proceeds of up to U.S. $6 million may be payable to the company over a five year period, dependent upon the results of operations during that period. To the extent that additional proceeds are realized, they will be included in earnings, net of applicable taxes, in the period when earned.

The company will maintain management control of, and continue to operate and consolidate, its United States reinforcing steel products operations.

6. Earnings Per Share

Earnings (loss) per share amounts are calculated on the weighted average number of shares outstanding for each period reported.

7. Note Receivable

A promissory note in the principal amount of $2,156,250 is receivable from a senior executive officer of the company. The note is repayable in five equal annual installments commencing in May, 2009 and ending in May, 2013. Interest accrues at the quarterly interest rate prescribed in the Income Tax Act (Canada) and is to be paid annually in January of each year from 2005 to 2013.

This loan is secured by 300,000 Common Shares of the company, which are held in escrow pursuant to the terms of an Escrow Agreement. The promissory note may be prepaid by the borrower in whole, without notice or penalty, at any time.

8. Non-Controlling Interest

Non-controlling interest in subsidiaries consists of the 50% interest of Nucor Corporation in Harris Steel Inc., the holding company for United States reinforcing steel products operations.

9. Capital Stock

At the annual and special meeting of shareholders of the company held on June 22, 2004, the shareholders approved a proposal to amend the articles of the company to create a new single class of outstanding common shares (with one vote per share) by reclassifying and changing each outstanding Class A Non-Voting Share and Class B Voting Share into a new Common Share and cancelling the remaining authorized, but unissued, Class A Non-Voting Shares and Class B Voting Shares. In addition, the shareholders approved a proposal to subdivide the Common Shares on a four-for-one basis. The subdivided Common Shares commenced trading on the Toronto Stock Exchange on July 13, 2004.

All number of shares amounts and per share amounts in these interim consolidated financial statements, including comparative numbers, are presented on the basis of an equivalent number of new subdivided Common Shares.

No purchases were made under a Normal Course Issuer Bid during the nine month period ended September 30, 2004. The Normal Course Issuer Bid expired May 16, 2004 and was not renewed. During the nine months ended September 30, 2003, the company made market purchases under Normal Course Issuer Bids of 800 Class A Non-Voting Shares and 47,800 Class B Voting Shares for cancellation (a total equivalent to 194,400 subdivided Common Shares), for cash consideration of $934,530 (for an average of $19.23 per share, or $4.81 per subdivided Common Share). The excess of the purchase price over the issued value of the shares purchased, which totalled $919,905, was charged to retained earnings.

Effective May 11, 2004, 75,000 Class A Non-Voting Shares (300,000 subdivided Common Shares) were issued by the company to a senior executive of the company for a value of $2,156,250. These shares are held in escrow for the benefit of the senior executive and will be released proportionate to the repayment of a promissory note provided as consideration for the share issuance.

HARRIS STEEL GROUP INC.

INTERIM REPORT TO SHAREHOLDERS

SIX MONTHS ENDED JUNE 30, 2004

DESCRIPTION OF THE BUSINESS

Harris Steel Group Inc. operates as a steel trading business, purchasing steel from mills and processing that steel into a variety of products for sale to its customers. Through its subsidiaries, the company is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal.

The company serves all of Canada, and the eastern, central and western United States.

Harris became a public company in 1967 and has paid dividends since 1972.

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of Harris Steel Group Inc. (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this document, such statements use such words as "may," "will," "expect," "anticipate," "project," "believe," "plan" and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Company with securities regulatory authorities to which recipients of this document are referred for additional information concerning the Company, and the risks and uncertainties relating to the Company and its prospects. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Company to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking information contained in this document is current only as of the date of this document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

REPORT TO THE SHAREHOLDERS

I am proud to report that the second quarter of fiscal 2004 was the best quarter in our history. For the three-month period ended June 30, 2004, earnings were $17.0 million, or $0.63 per share, and EBITDA was $28.1 million, or $1.05 per share, on revenue of $178.1 million.

Results for the first half of 2004 (earnings of $29.3 million, or $1.10 per share, on sales of $311.0 million) include a first quarter gain of $7.8 million from the sale of a 50% interest in the company's U.S. reinforcing steel products operations to Nucor Corporation. This gain, upon which no income taxes will be payable, has added $0.29 per share to earnings in the period. Excluding this gain, earnings per share were $0.81 for the first half of 2004.

Dividend payments in the first half of 2004 were $2.0 million, compared to $804,000 in the first half of 2003. This reflects a quadrupling of the company's dividend in the second quarter from $0.06 to $0.24. At the shareholders' meeting held on June 22, 2004, approval was obtained to merge the Class A Non-Voting Shares and Class B Voting Shares into a single class of common shares with one vote per share. In addition, the shareholders approved a subdivision of the common shares on a 4:1 basis. All per share amounts, including comparatives, are presented on the basis of these new sub-divided common shares. The dividend practice will continue, and the company has declared a dividend of $0.06 per new sub-divided common share, payable September 30, 2004.

While the strong results thus far in 2004 reflect the current steel supply shortage, the company has proven its ability to produce superb profits in both extremes of the cycle. Between 1998 and 2002, when oversupply of steel forced half of North American steel capacity into bankruptcy, we had the best years in our 37 year history. During that period, average annual cash flow from operations, adding depreciation and deducting total capital expenditures, was $26.5 million dollars, or about $1.00 per share.

I am proud to be the major shareholder of this company and our President, John Harris, and Executive Vice-President, Paul Kelly, are significant shareholders. Since we went public 37 years ago, our stock has gone up 120 times. The company has no outstanding warrants or options; furthermore, there is no term debt and net bank debt is 7.1% of equity. Harris Steel Group Inc. is a company managed by the shareholders for the benefit of all the shareholders, and this philosophy will continue to guide us as we move forward through 2004 and beyond.

Toronto, Canada
July 29, 2004

Milton E. Harris, O.C.
Chairman and Chief Executive Officer

Results of Operations

The result for the first six months of 2004 was earnings of $29.3 million, or $1.10 per share, compared to a loss of $4.2 million, or $0.16 per share, in the first half of 2003. The result for 2004 includes a gain of $7.8 million from the sale of a 50% interest in the company's U.S. reinforcing steel products operations to Nucor Corporation (Nucor). This gain, upon which no income taxes will be payable, has added $0.29 per share to earnings in the period. Excluding this gain, earnings per share were $0.81 for the first half of 2004. Second quarter earnings of $17.0 million, or $0.63 per share, is compared to a loss of $1.6 million, or $ 0.06 per share, in the second quarter of 2003.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) for the second quarter of 2004 were $28.1 million, or $1.05 per share, determined as follows:

	$'000
Earnings	16,983
Provision for Income Taxes	10,176
Depreciation	1,199
Interest	(281)
	28,077

Sales for the six months were $311.0 million, compared to $236.2 million last year, reflecting sharply higher sales prices across all product lines and strong volume demand for our products. These higher selling prices, combined with inventory purchased before recent cost increases, have resulted in exceptionally high margins for our products. While the cost of replacement inventory has sharply escalated, demand for our products and concerns over supply have allowed all cost increases to be passed on to customers, and significant margins maintained.

Results for the first half of 2004 include foreign exchange gains of $1.7 million before income taxes, compared to losses of $8.5 million before income taxes in 2003. Foreign exchange gains or losses will fluctuate with the Canadian to U.S. dollar exchange rate.

Selling and administrative expenses have increased sharply to $19.7 million in 2004, compared to $11.8 million in the first half of 2003, in large part due to management and employee profit sharing accruals on the significantly higher earnings levels for the period.

Cash Flows

The company's working capital has improved significantly as a result of the funds (U.S. $21 million) received from the aforementioned sale of a 50% interest in the U.S. reinforcing steel operations to Nucor. At June 30, 2004 the company had cash of $15.8 million and bank indebtedness of $32.6 million, compared to bank indebtedness of $7.7 million at December 31, 2003. Subsequent to the Nucor transaction, U.S. bank financing was obtained on a stand-alone basis with no recourse to the company or Nucor.

The company's inventory has grown by $53.8 million in the first half of 2004. This reflects the sharp rise in steel prices for the replacement of inventory and a strategy to build inventory volumes where steel can be purchased at favourable pricing.

In the first half of 2004 capital expenditures totalled $4.6 million, compared to $3.0 million in 2003. There are no major capital projects ongoing at this time.

At the annual and special meeting of shareholders held on June 22, 2004, the shareholders approved a proposal to merge the Class A Non-Voting Shares and Class B Voting Shares into a single class of share with one vote per share, and to then split this new class on a 4 for 1 basis. These new common shares began to trade on the Toronto Stock Exchange on July 13, 2004. All per share amounts in these financial statements, including comparatives, are presented on the basis of these new subdivided common shares.

The company paid dividends of $2,015,000 in the first half of 2004, compared to $804,000 in the first half of 2003. The company paid a dividend on the predecessor Class A Non-Voting Shares and Class B Voting Shares of 24 cents per share for the second quarter of 2004. This dividend was equivalent to a dividend of 6 cents per share for post-split common shares. The company has declared a dividend of 6 cents per common share payable September 30, 2004.

The company plans to continue to fund its operations, capital expenditures and dividends from current operating cash flows.

Financial Condition

Shareholders' equity at June 30, 2004 was $234.6 million; at December 31, 2003 it was $205.2 million. Working capital increased to $205.1 million at June 30, 2004 from $159.3 million at December 31, 2003.

Toronto, Canada
July 29, 2004

CONSOLIDATED BALANCE SHEETS

As at June 30, 2004 and December 31, 2003

Assets	June 30, 2004	December 31, 2003
	(Unaudited)	
Current Assets		
Cash	$ 15,818,735	$ –
Accounts receivable	126,046,189	115,515,798
Inventories	153,113,801	99,277,442
Income and other taxes recoverable	–	6,183,319
Prepaid expenses and deposits	3,200,075	2,781,644
	298,178,800	223,758,203
Note receivable (note 7)	2,156,250	–
Property, Plant and Equipment	52,025,384	49,825,239
	$ 352,360,434	$ 273,583,442
Liabilities		
Current Liabilities		
Bank indebtedness	$ 32,562,194	$ 7,707,747
Accounts payable and accrued liabilities	52,595,863	51,313,857
Income and other taxes payable	3,026,435	–
Future income taxes	4,865,000	5,413,000
	93,049,492	64,434,604
Future Income Taxes	4,073,000	3,970,000
	97,122,492	68,404,604
Non-Controlling Interest (note 8)	20,648,321	–
Shareholders' Equity		
Capital Stock (note 9)	16,195,794	14,039,544
Retained Earnings	218,393,827	191,139,294
	234,589,621	205,178,838
	$ 352,360,434	$ 273,583,442

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

	For the Six Months Ended June 30		For the Three Months Ended June 30	
	2004	2003	**2004**	2003
Sales	**$ 310,992,218**	$ 236,171,544	**$ 178,054,707**	$ 123,295,626
Cost of Sales	**255,689,237**	216,213,740	**138,198,449**	111,720,138
	55,302,981	19,957,804	**39,856,258**	11,575,488
Expenses				
Selling and administrative	**19,740,862**	11,835,504	**11,490,861**	6,488,166
Foreign exchange (gains) losses	**(1,733,419)**	8,466,743	**(903,474)**	4,574,298
Interest	**(276,898)**	13,427	**(280,995)**	(79,912)
Depreciation	**2,435,777**	2,406,572	**1,199,376**	1,204,535
Gain on sale of shares in subsidiary (note 5)	**(7,757,258)**	–	**–**	–
	12,409,064	22,722,246	**11,505,768**	12,187,087
Earnings (Loss) Before Income Taxes	**42,893,917**	(2,764,442)	**28,350,490**	(611,599)
Provision For (Recovery Of) Income Taxes				
Current	**13,211,639**	1,254,390	**9,885,913**	304,102
Future	**(445,000)**	151,000	**290,000**	730,000
	12,766,639	1,405,390	**10,175,913**	1,034,102
Earnings (Loss) For the Period Before Non-Controlling Interest	**30,127,278**	(4,169,832)	**18,174,577**	(1,645,701)
Non-Controlling Interest In Earnings Of Subsidiaries (note 8)	**(857,921)**	–	**(1,191,342)**	–
Earnings (Loss) For the Period	**$ 29,269,357**	$ (4,169,832)	**$ 16,983,235**	$ (1,645,701)
Earnings (Loss) Per Share (note 6)	**$1.10**	$(0.16)	**$0.63**	$(0.06)
Average number of Common Shares outstanding (note 9)	**26,708,384**	26,806,040	**26,792,452**	26,711,212
Number of Common Shares outstanding at June 30 (note 9)	**26,924,320**	26,707,520		

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the Six Months Ended June 30, 2004 and 2003
(Unaudited)

	2004	2003
Balance – Beginning of Period	**$ 191,139,294**	$ 189,519,785
Earnings (loss) for the period	**29,269,357**	(4,169,832)
	220,408,651	185,349,953
Excess of the purchase price over the issued value of the company's shares purchased (note 9)	**–**	(919,905)
Dividends	**(2,014,824)**	(804,141)
Balance – End of Period	**$ 218,393,827**	$ 183,625,907

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30		For the Three Months Ended June 30	
	2004	2003	**2004**	2003
Cash Provided By (Used In):				
Operating Activities				
Earnings (loss) for the period	**$ 29,269,357**	$ (4,169,832)	**$ 16,983,235**	$ (1,645,701)
Non-controlling interest in earnings of subsidiaries	**857,921**	–	**1,191,342**	–
Gain on sale of shares in subsidiary	**(7,757,258)**	–	**–**	–
Depreciation	**2,435,777**	2,406,572	**1,199,376**	1,204,535
Future income taxes – long-term	**103,000**	(5,000)	**115,000**	22,000
Foreign exchange loss (gain) on bank indebtedness held in foreign currency	**392,712**	(1,960,769)	**258,990**	(918,069)
(Increase) decrease in accounts receivable	**(10,530,391)**	9,111,235	**(22,002,190)**	(3,005,850)
(Increase) decrease in inventories	**(53,836,359)**	18,793,794	**(38,060,250)**	15,069,253
Decrease (increase) in income and other taxes recoverable	**6,183,319**	(2,876,079)	**3,340,682**	(792,986)
(Increase) decrease in prepaid expenses and deposits	**(418,431)**	105,300	**(1,001,191)**	(138,165)
Increase (decrease) in accounts payable and accrued liabilities	**1,282,006**	(15,310,255)	**9,652,513**	(2,949,746)
Increase in income and other taxes payable	**3,026,435**	–	**3,026,435**	–
(Decrease) increase in future income taxes – current	**(548,000)**	156,000	**175,000**	708,000
	(29,539,912)	6,250,966	**(25,121,058)**	7,553,271
Investing Activities				
Net additions to property, plant and equipment	**(4,635,922)**	(2,973,398)	**(2,356,789)**	(2,176,265)
Net proceeds from sale of shares in subsidiary	**27,547,658**	–	**–**	–
	22,911,736	(2,973,398)	**(2,356,789)**	(2,176,265)
Financing Activities				
Purchase of shares of the company	**–**	(934,530)	**–**	(934,530)
Issuance of shares of the company	**2,156,250**	–	**2,156,250**	–
Increase in note receivable	**(2,156,250)**	–	**(2,156,250)**	–
Dividends	**(2,014,824)**	(804,141)	**(1,615,460)**	(400,612)
Increase (decrease) in bank indebtedness	**24,854,447**	(3,499,666)	**10,042,696**	(4,959,933)
	22,839,623	(5,238,337)	**8,427,236**	(6,295,075)
Foreign exchange (loss) gain on bank indebtedness held in foreign currency	**(392,712)**	1,960,769	**(258,990)**	918,069
Cash – Beginning of Period	**–**	–	**35,128,336**	–
Cash – End of Period	**$ 15,818,735**	$ –	**$ 15,818,735**	$ –
Supplemental Cash Flow Disclosures:				
Interest (received) paid	**$ (293,852)**	$ 29,894	**$ (277,520)**	$ (75,190)
Income taxes paid	**$ 3,232,133**	$ 5,116,549	**$ 1,610,226**	$ 1,930,212

1. Basis of Presentation

These interim consolidated financial statements do not include all the disclosures required under Canadian generally accepted accounting principles for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the company for the years ended December 31, 2003 and 2002.

2. Accounting Policies

The accounting policies followed in the preparation of these interim consolidated financial statements are consistent with the accounting policies and their methods of application used in the preparation of the consolidated financial statements for the years ended December 31, 2003 and 2002.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries over which it has control. Non-controlling interest represents the share of equity interests in consolidated subsidiaries that are owned by other shareholders.

4. Cyclicality of Operations

The company operates as a steel trading business purchasing steel from mills and processing that steel into products for sale to its customers. While seasonal factors such as weather may affect sales for products sold to the construction markets, these seasonal effects can be outweighed by the inherent cyclical nature of the world steel markets in which the company participates. Therefore, consistent seasonal trends may not be evident in the company's interim consolidated financial statements.

5. Gain on Sale of Shares in Subsidiary

On February 10, 2004, the company sold a 50% share interest in Harris Steel Inc. (its United States reinforcing steel products holding company) to Nucor Corporation, for cash consideration of U.S. $21 million. Additional proceeds of up to U.S. $6 million may be payable to the company over a five year period, dependent upon the results of operations during that period. To the extent that additional proceeds are realized, they will be included in earnings, net of applicable taxes, in the period when earned.

The company will maintain management control of, and continue to operate and consolidate, its United States reinforcing steel products operations.

6. Earnings Per Share

Earnings (loss) per share amounts are calculated on the weighted average number of shares outstanding for each period reported.

7. Note Receivable

A promissory note in the principal amount of $2,156,250 is receivable from a senior executive officer of the company. The note is repayable in five equal annual installments commencing in May, 2009 and ending in May, 2013. Interest accrues at the quarterly interest rate prescribed in the Income Tax Act (Canada) and is to be paid annually in January of each year from 2005 to 2013.

This loan is secured by 300,000 Common Shares of the company, which are held in escrow pursuant to the terms of an Escrow Agreement. The promissory note may be prepaid by the borrower in whole, without notice or penalty, at any time.

8. Non-Controlling Interest

Non-controlling interest in subsidiaries consists of the 50% interest of Nucor Corporation in Harris Steel Inc., the holding company for United States reinforcing steel products operations.

9. Capital Stock

At the annual and special meeting of shareholders of the company held on June 22, 2004, the shareholders approved a proposal to amend the articles of the company to create a new single class of outstanding common shares (with one vote per share) by reclassifying and changing each outstanding Class A Non-Voting Share and Class B Voting Share into a new Common Share and cancelling the remaining authorized, but unissued, Class A Non-Voting Shares and Class B Voting Shares. In addition, the shareholders approved a proposal to subdivide the Common Shares on a four-for-one basis. The subdivided Common Shares commenced trading on the Toronto Stock Exchange on July 13, 2004.

All number of shares amounts and per share amounts in these interim consolidated financial statements, including comparative numbers, are presented on the basis of an equivalent number of new subdivided Common Shares.

No purchases were made under a Normal Course Issuer Bid during the six month period ended June 30, 2004. The Normal Course Issuer Bid expired May 16, 2004 and was not renewed. During the six months ended June 30, 2003, the company made market purchases under Normal Course Issuer Bids of 800 Class A Non-Voting Shares and 47,800 Class B Voting Shares for cancellation, for cash consideration of $934,530 (for an average of $19.23 per share). The excess of the purchase price over the issued value of the shares purchased, which totalled $919,905, was charged to retained earnings.

Effective May 11, 2004, 75,000 Class A Non-Voting Shares (300,000 subdivided Common Shares) were issued by the company to a senior executive of the company for a value of $2,156,250. These shares are held in escrow for the benefit of the senior executive and will be released proportionate to the repayment of a promissory note provided as consideration for the share issuance.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated by reference herein may be obtained on request without charge from the Secretary of Harris Steel Group Inc., 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8 (telephone: (416) 590-9549). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Harris Steel Group Inc., at the above-noted address and telephone number.*

This preliminary short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. ***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*** *The securities offered under this preliminary short form prospectus have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities may not be offered or sold within the United States or to or for the account or benefit of a U.S. person as defined in Regulation S under the U.S. Securities Act, except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom, and in compliance with the terms of the Underwriting Agreement. This preliminary short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities within the United States. See "Plan of Distribution".*

PRELIMINARY SHORT FORM PROSPECTUS

Secondary Offering

January 12, 2005

HARRIS STEEL GROUP INC.

HARRIS STEEL GROUP INC.

$71,925,000

Common Shares

This short form prospectus qualifies the distribution (the "Offering") of 3,500,000 common shares (the "Common Shares") of Harris Steel Group Inc. ("Harris" or the "Corporation") owned, directly or indirectly, by Milton Harris Investments (1998) Limited (the "Selling Shareholder"). The Corporation will not receive any part of the proceeds from the sale of the Common Shares by the Selling Shareholder, and all fees and expenses associated with the Offering will be paid by the Selling Shareholder. The Selling Shareholder currently owns, in aggregate, approximately 63.41% of the outstanding Common Shares of the Corporation. Following completion of the Offering, assuming the Underwriters' Option is exercised in full, the Selling Shareholder will own, in aggregate, approximately 48.74% of the outstanding Common Shares. See "Plan of Distribution" and "The Selling Shareholder".

The offering price of the Common Shares has been determined through negotiations between the Selling Shareholder and GMP Securities Ltd., Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc. (collectively, the "Underwriters"). Persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. See "Plan of Distribution".

The Corporation's Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the stock symbol "HSG". On January 7, 2005, the last trading day prior to the announcement of this Offering, the closing price of the Common Shares on the TSX was $21.65. **Prospective investors should consider the risk factors described under "Risk Factors" before purchasing Common Shares.**

Price: $20.55 per Common Share

	Price to Public	Underwriters' Fee(1)	Net Proceeds to the Selling Shareholder(2)(3)
Per Common Share	$20.55	$0.822	$19.728
Total	$71,925,000	$2,877,000	$69,048,000

Notes:

(1) The Underwriters will be paid a fee equal to 4% of the gross proceeds of the Offering, which fee will be paid by the Selling Shareholder.

(2) Before deducting expenses of this Offering estimated at $475,000. The Selling Shareholder will pay these expenses, together with the Underwriters' fee, from the proceeds of this Offering.

(3) The Selling Shareholder has granted the Underwriters an option (the "Underwriters' Option"), exercisable up to two business days prior to closing of the Offering, to purchase up to an additional 450,000 Common Shares on the same terms as set out above. If the Underwriters' Option is exercised in full, the total Price to Public, Underwriters' Fee and Net Proceeds to the Selling Shareholder will be $81,172,500, $3,246,900 and $77,925,600 respectively. See "Plan of Distribution". This short form prospectus also qualifies the distribution of the Underwriters' Option and the Common Shares to be distributed on the exercise of the Underwriters' Option.

In the opinion of counsel, the Common Shares will qualify for investment as set out under "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when sold by the Selling Shareholder and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of legal matters by Goodmans LLP, on behalf of the Corporation and the Selling Shareholder, and by Cassels Brock & Blackwell LLP, on behalf of the Underwriters. See "Plan of Distribution" and "Legal Matters".

In connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. See "Plan of Distribution".

Subscriptions for the Common Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this Offering will take place on or about February 1, 2005 or on such date as the Corporation, the Selling Shareholder and the Underwriters may agree, and that definitive certificates representing the Common Shares will be ready for delivery on or about closing.

TABLE OF CONTENTS

Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. The Corporation has not authorized anyone to provide different information. If an investor is provided with different or inconsistent information, he or she should not rely on it. The Selling Shareholder is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Prospective investors should assume that the information appearing in this short form prospectus is accurate as of the date on the front cover of this short form prospectus only, regardless of the time of delivery of this short form prospectus or of any sale of the Common Shares. Certain information contained in this short form prospectus concerning companies other than the Corporation or its subsidiaries has been derived from publicly available sources. No representation is made with respect to the accuracy of this information.

Unless otherwise indicated, all dollar amounts in this short form prospectus are in Canadian dollars.

On January 11, 2005, the Bank of Canada quoted the noon rate of exchange for converting U.S. dollars into Canadian dollars at U.S. $0.823 per Cdn. $1.00.

Unless the context requires otherwise, references to "Harris" or the "Corporation" refer to Harris Steel Group Inc. and its subsidiaries on a consolidated basis.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Secretary of the Corporation, 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8 (telephone: (416) 590-9549). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Corporation, at the above-noted address and telephone number. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

The following documents of the Corporation, which have been filed with securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Annual Information Form of the Corporation dated May 10, 2004 (the "Annual Information Form");

(b) the Management Information Circular of the Corporation dated May 7, 2004 prepared in connection with the annual and special meeting of shareholders of the Corporation held on June 22, 2004 (other than sections thereof entitled "Report of the Compensation Committee", "Performance Graph" and "Corporate Governance");

(c) the comparative audited consolidated financial statements of the Corporation and the notes thereto for the fiscal years ended December 31, 2003 and 2002, together with the report of the auditors thereon

and Management's Discussion and Analysis of Results of Operations and Financial Condition in respect thereof;

(d) the comparative unaudited consolidated financial statements of the Corporation and the notes thereto for the nine months ended September 30, 2004 and 2003, together with Management's Discussion and Analysis of Results of Operations and Financial Condition in respect thereof;

(e) the material change report of the Corporation dated February 2, 2004 in respect of the announcement by it of its entering into an agreement with Nucor Corporation pursuant to which Nucor Corporation agreed to acquire a 50% interest in the United States reinforcing steel products operations of the Corporation;

(f) the material change report of the Corporation dated May 19, 2004 in respect of the announcement that the board of directors of the Corporation approved a proposal to merge the Class A and B shares of the Corporation into a single class of shares, and to split the outstanding shares on a four-for-one basis;

(g) the material change report of the Corporation dated June 9, 2004 in respect of the announcement by it of the appointment of Paul A. Kelly as Executive Vice-President; and

(h) the material change report of the Corporation dated January 10, 2005 in connection with the Offering.

Any document of the type referred to in the preceding paragraph and any material change report (excluding confidential reports) subsequently filed by the Corporation with such securities commissions or regulatory authorities after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

THE CORPORATION AND BUSINESS OF THE CORPORATION

Harris Steel Group Inc. ("Harris" or the "Corporation") is located at 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8. The Corporation operates as a steel trading business, purchasing steel from mills and processing that steel into a variety of products for sale to its customers in the automotive, industrial and construction markets. The Corporation is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminium grating and expanded metal. The Corporation serves all of Canada, and most of the United States.

Harris Steel Group Inc. was incorporated under the laws of the Province of Ontario by letters patent dated May 20, 1953 as J. Harris & Sons, Limited to acquire the metal trading business established by the Harris family in London, Ontario in 1886. By supplementary letters patent dated April 27, 1967, the Corporation changed its status from a private to a public company. The Corporation changed its name to Harris Steel Group Inc. on November 6, 1979. Following its purchase of G&H Steel Industries Limited in 1983, Harris amalgamated with that entity on September 1, 1984. The amalgamated company continued operations as Harris Steel Group Inc.

Intercorporate Relationships

The major Canadian trading operations of Harris are carried out primarily in the names of Harris Rebar, Laurel Steel and Fisher & Ludlow, all divisions of Harris Steel Limited, a wholly-owned Ontario corporation. United States based operations are conducted primarily through Harris Rebar Boston Inc., Harris Rebar Seattle Inc., Harris Rebar Atlantic Inc., Harris/Arizona Rebar Inc., and Harris Salinas Rebar Inc., all Delaware corporations the shares of which are held by Harris Steel Inc., a Delaware corporation.

Effective February 10, 2004 the Corporation sold a 50% interest in Harris Steel Inc. to Nucor Corporation. The Corporation continues to manage and operate the business of Harris Steel Inc. and its subsidiaries and continues to consolidate the results of its operations.

Intercorporate relationships for the Corporation's major operations are illustrated below:



HARRIS STEEL GROUP INC. (Ontario)
Nucor Corporation (Delaware)
100%
50%
100%
HARRIS STEEL LIMITED (Ontario)
HARRIS STEEL INC. (Delaware)
50%
Fabrication Holdings, Inc. (Delaware)
Harris Rebar Division
Laurel Steel Division
Fisher & Ludlow Division
100%
100%
100%
100%
100%
Harris Rebar Boston Inc. (Delaware)
Harris Rebar Seattle Inc. (Delaware)
Harris Rebar Atlantic Inc. (Delaware)
Harris/ Arizona Rebar Inc. (Delaware)
Harris Salinas Rebar Inc. (Delaware)
Canadian Operations
U.S. Operations

RECENT DEVELOPMENTS

Dividends and Reclassification of Share Capital

On May 10, 2004, the Corporation announced a quadrupling of the quarterly dividend, from $0.06 per share to $0.24 per share payable June 30, 2004 to shareholders of record on June 16, 2004. Effective July 7, 2004, articles of amendment were filed creating a new class of common shares to replace the Class A non-voting shares and Class B voting shares in the capital of the Corporation on the basis of four common shares for each Class A share or Class B share held. The Corporation's shareholders approved this reclassification of share capital and stock split at its annual and special meeting held on June 22, 2004. The dividend, adjusted for the split, became $0.06 per share and has been maintained.

Appointments and Resignation

On June 7, 2004, Paul A. Kelly was appointed as Executive Vice-President of the Corporation and was elected a director of the Corporation on June 22, 2004. Mr. Kelly was previously Chief Executive Officer at Slater Steel Inc., which sought creditor protection under applicable Canadian and U.S. legislation on June 2, 2003. Previous to that he was President of Courtice Steel Inc., which was acquired by Harris Steel Group Inc. in 1986 and sold in 1989 to the predecessor entity of Gerdau Ameristeel Corporation.

On July 29, 2004, DeLane Pate, President of Laurel Steel, a division of Harris Steel Limited, resigned his position as a director of the Corporation. Mr. Pate retained his officer role at Laurel Steel.

On November 1, 2004, Dale H. Lastman was appointed as a director. Mr. Lastman is co-chairman of the law firm, Goodmans LLP.

On January 10, 2005, the board of directors established a special committee comprised of Messrs. Rose, Leech, Francolini, Timmerman and Buchanan which is authorized to advise the board in connection with the Offering. All members of the committee are considered independent.

Acquisitions and Dispositions

Nucor

Effective February 10, 2004, the Corporation sold a 50% interest in Harris Steel Inc. ("HSI"), its United States reinforcing steel products operations, to a subsidiary of Nucor Corporation ("Nucor") of Charlotte, North Carolina. Harris received proceeds of U.S. $21 million upon completion of the sale and additional proceeds of up to U.S. $6 million depending upon results of operations during the calendar years 2004 to 2008 inclusive. The additional proceeds are payable annually to a maximum of U.S. $1.2 million for each of the first four years based on EBITDA targets. For the fifth year, in addition to an EBITDA test, a cumulative five year aggregation EBITDA measure is applied which may result in the recognition of additional proceeds to a cumulative total of U.S. $6 million should the annual maximum proceeds not have been achieved in each of the preceding years.

Pursuant to the terms of a shareholders' agreement between the Corporation and Nucor, and a management agreement between Harris Steel Limited, as manager of HSI, the Corporation retained management control of, and will continue to consolidate its United States reinforcing steel operations. The shareholders' agreement contains customary provisions regarding the governance of HSI as well as standard buy-sell provisions. Pursuant to the management agreement, if either Milton Harris and/or members of his family (including John Harris) cease to control, directly or indirectly, at least 50% of the votes attached to the manager or the Corporation or both John Harris (President and Chief Operating Officer of the Corporation) and Wes Colling (Vice-President Operations, Harris Rebar) cease to be senior officers of the manager, HSI, at the direction of Nucor, has the right, within 12 months of either event occurring, to terminate the management agreement on 12 months notice. In the event of a change of control to any person or entity who is not a competitor of Nucor, the decision to deliver a termination notice must be exercised by HSI acting reasonably. Even if there is no termination notice delivered by HSI following an occurrence of one of the events discussed above, the then current term of the management agreement will continue for 3 years (as opposed to 5 years had a change of control not occurred) following the last date on which HSI is permitted to deliver a written notice,

and will automatically renew for additional successive three year terms unless either party provides at least 12 months written notice to the other party of its intent to terminate the management agreement on the expiry of the then current term.

After giving effect to this Offering, assuming the Underwriters' Option is exercised, the Harris family (as described above) will continue to control, directly or indirectly, at least 50% of the votes attached to the manager and the Corporation. In any event, the Corporation believes that the loss of the fees received under the management agreement would not have a material adverse effect on the results of the Corporation. Termination of the management agreement does not dissolve HSI, and any appointment of a new manager would require the consent of the Corporation and/or its nominees.

Lafarge

On August 31, 2004, the Corporation announced that it had expanded its presence in British Columbia and Alberta with the acquisition from Lafarge Canada Inc. ("Lafarge") of its reinforcing steel business in British Columbia and Alberta. For a purchase price of $2.1 million, the Corporation acquired the business and all of the fixed assets and employees of Lafarge's reinforcing steel division operated in Alberta and British Columbia. In conjunction with the purchase, Harris also entered into a management agreement with Lafarge, whereby Harris manages the completion of Lafarge's contracts. In addition, Harris agreed to purchase Lafarge's reinforcing steel inventory.

Harvard

On December 22, 2004, the Corporation, through Harris Steel Inc., announced the signing of a definitive agreement to purchase the assets of Harvard Steel Inc., a reinforcing steel fabricator in Seattle, Washington. The acquisition is expected to close on or about January 24, 2005. For an estimated total consideration of U.S. $4.5 million, Harris Steel Inc. through a subsidiary will acquire the inventory, fixed assets and real property of Harvard Steel Inc. The primary asset of Harvard Steel Inc. is its 42,000 square foot industrial building with office space situated on 2.5 acres of land in Seattle, Washington.

CONSOLIDATED CAPITALIZATION

Other than the share reclassification and stock split discussed under the heading "Recent Developments — Dividends and Reclassification of Share Capital", the only additional capitalization change was the issuance of 75,000 Class A non-voting shares (now 300,000 common shares) to Paul A. Kelly effective May 11, 2004. This was disclosed in the notes to the consolidated financial statements for the six months ended June 30, 2004 dated August 10, 2004. These shares are held in escrow and are subject to a promissory note in the principal amount of $2,156,250.00 receivable from Mr. Kelly. The note is repayable in five equal instalments commencing May, 2009 and ending May, 2013. Interest accrues at the quarterly interest rate prescribed in the *Income Tax Act* (Canada) and is to be paid annually in January of each year from 2005 to 2013.

USE OF PROCEEDS

The Common Shares are being sold, directly or indirectly, by the Selling Shareholder at a price of $20.55 per Common Share. The net proceeds from the sale of the Common Shares will be approximately $69,048,000, after deducting fees payable to the Underwriters and estimated Offering expenses. All fees and expenses associated with the Offering will be paid by the Selling Shareholder. If the Underwriters' Option is exercised in full, the net proceeds to the Selling Shareholder will be approximately $77,925,600, after deducting fees payable to the Underwriters and estimated Offering expenses. All of the Common Shares are currently owned, directly or indirectly, by the Selling Shareholder and, accordingly, the net proceeds of this Offering will be received by the Selling Shareholder. The Corporation will not receive any of the proceeds of the Offering.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

This is an offering of Common Shares. The Corporation's authorized capital consists of an unlimited number of Common Shares. At the date of this short form prospectus, 26,924,320 Common Shares are outstanding. The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows. The holders of the Common Shares have the right to receive such dividends (if any) as the directors in their discretion may declare, subject to the prior rights of the shares (if any) of any other class ranking senior to the Common Shares. The holders of the Common Shares have the right to receive the remaining assets of the Corporation, in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of its assets among its shareholders, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of shareholders of the Corporation, other than separate meetings of the holders of another class or series of shares, and to vote at any such meeting on the basis of one vote for each Common Share held. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

THE SELLING SHAREHOLDER

The following table sets forth information with respect to the Selling Shareholder's beneficial ownership of the Corporation's securities, as of the date hereof and as adjusted to reflect the sale of Common Shares in this Offering assuming the Underwriters' Option is exercised in full.

		Common Shares Owned Prior to Offering		Common Shares Owned After Offering	
Name	**Type of Ownership**	**Common Shares**	**Percent**	**Common Shares**	**Percent**
Milton Harris Investments (1998) Limited	Of record and beneficially[1]	17,072,880[2]	63.41%	13,122,880	48.74%

Note:

(1) Milton E. Harris, the controlling shareholder of the Selling Shareholder, is also a controlling shareholder of Milton Harris Investments Limited, a corporation which holds 68,000 common shares in the capital of the Corporation. Each of John Harris (a director and officer of the Corporation) and David Harris (a director of the Corporation) hold a beneficial interest in the Selling Shareholder.

(2) On March 11, 1998, the Selling Shareholder acquired from Milton Harris Investments Limited 2,661,080 Class A non-voting shares and 1,607,140 Class B voting shares in the capital of the Corporation as part of an internal reorganization. These shares were subject to the share reclassification and stock split referred to under the heading "Recent Developments — Dividends and Reclassification of Share Capital".

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated January 12, 2005 (the "Underwriting Agreement") among the Corporation, the Selling Shareholder and the Underwriters, the Selling Shareholder has agreed to sell and the Underwriters have agreed to purchase on the closing date, being February 1, 2005 or any other date as may be agreed upon by the Corporation, the Selling Shareholder and the Underwriters, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of the Common Shares at a price of $20.55 per Common Share, for a total gross consideration of $71,925,000 to the Selling Shareholder, payable in cash against delivery by the Selling Shareholder of share certificate(s) evidencing the Common Shares. The Common Shares are being offered to the public in all of the provinces of Canada and, on a private placement basis, in the United States. The offering price of the Common Shares was determined by negotiations between the Selling Shareholder and the Underwriters. The Underwriting Agreement provides that the Selling Shareholder will pay to the Underwriters, in consideration for their services in connection with this Offering, a fee of $0.822 per Common Share. All expenses associated with the Offering will be paid by the Selling Shareholder.

The Selling Shareholder has granted the Underwriters an option (the "Underwriters' Option"), exercisable up to two business days prior to closing of the Offering, to purchase up to an additional 450,000 Common Shares on the same terms as set out above. If the Underwriters' Option is exercised in full, the total price to the public, Underwriters' fee and net proceeds to the Selling Shareholder will be $81,172,500, $3,246,900 and $77,925,600

respectively. This short form prospectus also qualifies the distribution of the Underwriters' Option and the Common Shares issuable on the exercise of the Underwriters' Option.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all Common Shares if they purchase any of the Common Shares under the Underwriting Agreement.

The Corporation has agreed not to sell or issue, or negotiate or enter into any agreements to sell or issue, any additional common shares or securities convertible into common shares, other than in conjunction with the grant or exercise of stock options or other similar issuances pursuant to share compensation arrangements, outstanding warrants and the issuance of securities in connection with property or share acquisitions in the normal course of business, for a period of 90 days following the closing of the Offering without the prior written consent of GMP Securities Ltd., such consent not to be unreasonably withheld or delayed.

The Selling Shareholder has agreed not to sell, offer, assign, transfer, encumber, grant an option to purchase or enter into any monetization which has the direct or indirect effect of transferring all or any of the economic benefit or ownership of any of its common shares or securities convertible into common shares, for a period of 90 days following the closing of the Offering without the prior written consent of GMP Securities Ltd., such consent not to be unreasonably withheld or delayed.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Common Shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act. The Underwriters have agreed pursuant to the terms of the Underwriting Agreement that they will not offer or sell the Common Shares within the United States except to Qualified Institutional Buyers (as such term is defined in Rule 144A of the U.S. Securities Act) in the United States, provided such re-offers and resales are made in accordance with Rule 144A under the U.S. Securities Act. In addition, until 40 days after the closing date, an offer or sale of Common Shares within the United Sates by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A. All sales of Common Shares in the United States will be made by U.S. registered broker/dealers. The Underwriting Agreement provides further that the Underwriters will not take any actions that would make the safe harbour provided under Regulation S of the United States federal securities laws unavailable in connection with the offering and sale of the Common Shares; such regulation provides an exemption from registration requirements under such laws in connection with the initial offer and sale of such shares outside the United States.

Pursuant to policy statements of the Ontario Securities Commission and the L'Autorité des Marchés Financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc. relating to market stabilization and passive market-making activities and bids or purchases made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be interrupted or discontinued at any time.

RISK FACTORS

Prospective investors should carefully consider the risks described below before making an investment decision. Prospective investors should also carefully consider the risk factors discussed in the section entitled "Risk Factors" in the Annual Information Form incorporated herein by reference and elsewhere in documents incorporated by reference into this short form prospectus. The risks and uncertainties described below are not the only ones facing the Corporation. Additional risks and uncertainties that are not presently known to the Corporation or that the Corporation currently believes to be immaterial may adversely affect the Corporation's business. If any of the following risks actually occurs, the Corporation's business, financial condition or operating results could be materially adversely affected. In that event, the trading price of the Common Shares could decline and purchasers of the Common Shares may lose all or part of their investment.

Risks Relating to the Business

Volatility of Steel Prices

As the past 12 months have amply illustrated, the world steel markets in which the Corporation operates can be extremely volatile and cyclical. There was unprecedented volatility in global steel markets commencing in the second half of 2003 and continuing through 2004. This volatility resulted in dramatic price increases across all steel products. Up to 70% of the Corporation's variable costs can be attributed to the price of steel. A failure of the Corporation to anticipate and appropriately respond in a timely fashion to steel pricing trends in the purchasing and selling of steel products may have a material adverse effect on the Corporation's results.

Inventory and fixed price contracts

Reinforcing steel products are typically sold by means of fixed price contracts, where the reinforcing steel is provided by the Corporation to the customer over a period of time which may range from several weeks to several years. At any point in time, therefore, the Corporation is contractually obligated to supply significant quantities of steel at a pre-determined price. The Corporation does not hold inventory in quantities to match these obligations. The proportion of inventory to outstanding contractual obligations varies according to management's anticipation of steel pricing trends, but in any event, a material portion of the contractual obligations will always be exposed to future steel purchase pricing risk. If contractual obligations have to be fulfilled by steel purchased at higher replacement costs, then the Corporation will incur lower realization on those contracts.

Most of the Corporation's other steel products are sold and shipped within a very short timeframe. These sales are often supported with large inventories of raw materials. During a period of falling prices for raw materials, the Corporation would normally expect price realization on shipments of its finished products to deteriorate, producing inferior returns during the period when older inventories are being sold.

Cyclical industry

In the Corporation's steel fabrication and processing operations, there is significant dependence on economic conditions and spending and more specifically, on funding of infrastructure construction and automotive/industrial activity. Economic downturns in these areas can have a negative impact on both pricing and demand for the Corporation's products.

Dependence on Key Employees

Maintaining and attracting management and personnel is a key senior management challenge. While there are no significant immediate concerns, many of the Corporation's senior managers have had long careers in the business and succession planning at all levels is an ongoing focus for the Corporation.

Foreign Exchange

Foreign exchange risks derive from two sources. Firstly, the Corporation's U.S. operations incur all costs and derive all revenue in U.S. dollars. The translation of the results of these operations into Canadian dollars for financial reporting purposes can result in significant foreign exchange translation losses or gains. At

December 31, 2003, the net working capital of U.S. based operations was U.S. $30.4 million. A one cent exchange variation in the Canadian dollar value of the period end exchange rate would result in an approximate $300,000 translation gain or loss as applicable. Further, the translation of net earnings of the U.S. based operations into Canadian dollars is impacted by variations in the reporting period exchange rates.

Secondly, there is also foreign exchange risk within the Canadian operations due to sales denominated in U.S. funds to U.S. based customers. This foreign exchange settlement risk is largely mitigated by the purchase of materials in U.S. funds providing a natural hedge. There remains a net cash flow in U.S. funds to the Canadian operations. The Corporation does not undertake any significant foreign exchange hedging transactions.

Credit Risk

The Corporation faces credit risk associated with accounts receivable. In the event of a precipitous economic downturn there would be significant risk of material credit loss.

Supplier Base

The Corporation relies on key suppliers for the supply of raw materials. Disruption of these relationships could have a material adverse effect on the Corporation.

Labour Relations Risk

Approximately half of the Corporation's employees are unionized or governed by collective trade agreements (e.g., steelworkers or automotive). Labour disruptions could adversely affect the Corporation's business.

Trade Policy Restrictions

The Corporation is a significant importer of commodity steel products on a global basis and a significant exporter of steel products from Canada into the United States. Steel is often the subject of cross border trade disputes. Any material dispute that is not resolved in the Corporation's favour could have a material adverse effect on the Corporation's results.

Competition

The Corporation does not enjoy proprietary advantages (e.g., patents or trademarks) in any of its major product lines. As a result, in all product lines and in all geographic regions where the Corporation conducts business, the Corporation has both direct and indirect competitors and competes on the basis of certain factors including price, product quality and availability, related services and on-time delivery. The inability of the Corporation to compete effectively could have a material adverse effect on the Corporation's results.

Environmental Risk

The Corporation's operations are subject to a variety of federal, provincial, state, territorial and local environmental regulations in both the United States and in Canada. These laws and regulations relate to, among other things, the discharge of contaminants into water and air and into or onto land; waste disposal; and the handling, transportation and storage of hazardous material.

The Corporation has in the past recorded reserves for known environmental costs or anticipated liabilities, and it is the policy of the Corporation to record such reserves for any anticipated environmental cost or liability. Any environmental cost or liability may have a material adverse effect on the Corporation's results.

Risks Related to this Offering and the Common Shares

Controlling Shareholder

Immediately upon completion of this Offering, assuming the Underwriters' Option is exercised in full, the Selling Shareholder will directly or indirectly own approximately 48.74% of the outstanding common shares. In addition, Milton E. Harris, the controlling shareholder of the Selling Shareholder, is the CEO and Chairman of

the Corporation. Conflicts of interest could arise between the Corporation and Mr. Harris or between Mr. Harris and one of the subsidiaries of the Corporation, and any such conflict may not be resolved in a manner that favours the Corporation.

The Corporation understands that the Selling Shareholder intends to retain effective control of the Corporation. In order to retain control, the Selling Shareholder may decide not to enter into a transaction in which shareholders of the Corporation would receive consideration for their common shares that is much higher than the cost of their investment in the common shares or the then market price of the common shares. The Corporation does not have any control over any decision that the Selling Shareholder may make in the future regarding its continued ownership of the common shares.

Future Sales of Common Shares

The Selling Shareholder will hold, directly or indirectly, approximately 48.74% of the common shares following this Offering, assuming the Underwriters' Option is exercised in full, and may sell its common shares, subject to the 90 day lock-up referred to under the heading "Plan of Distribution" and applicable securities laws. In addition, Leith Wheeler Investment Counsel Ltd. ("Leith Wheeler") holds, directly or indirectly, 2,920,000 common shares (representing approximately 10.85% of the total issued and outstanding common shares) as disclosed in its System for Electronic Disclosure by Insiders (SEDI) filing dated December 29, 2004. The Corporation has no knowledge or authority over the future sale of common shares from either the Selling Shareholder or Leith Wheeler, and no prediction can be made as to the effect, if any, such future sales of common shares may have on the market price of the common shares. However, sales of substantial amounts of common shares, or the perception that such sales could occur, could adversely affect the market price of the common shares.

Share Price Volatility

A number of factors could influence the volatility in the trading price of the Common Shares, including changes in the economy or in the financial markets, industry-related developments, and the impact of changes in the Corporation's operations. Each of these factors could lead to increased volatility in the market price of the Common Shares. In addition, variations in earnings estimates by securities analysts and the market prices of the securities of the Corporation's competitors may also lead to fluctuations in the trading price of the Common Shares.

Share Liquidity

As a result of the significant shareholdings of a few shareholders, historically the volume of Common Shares traded has been relatively limited. Accordingly, there is a risk that Common Shares may not be easily sold or the volume of Common Shares sold may be relatively limited.

FORWARD-LOOKING STATEMENTS

Statements in this short form prospectus about the Corporation's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

In some cases forward-looking statements can be identified by the use of words such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts" or "potential" or the negative or other variations of these words, or other comparable words or phrases.

Although management believes that the expectations reflected in these forward-looking statements are reasonable, the Corporation cannot guarantee future results, levels of activity, performance or achievements or other future events. The Corporation is under no duty to update any of these forward looking statements after the date of this short form prospectus. Prospective investors should not place undue reliance on forward-looking statements.

ELIGIBILITY FOR INVESTMENT

In the opinion of Goodmans LLP, counsel to the Corporation and the Selling Shareholder, and of Cassels Brock & Blackwell LLP, counsel to the Underwriters, on the date hereof: (i) the Common Shares are qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education plans and deferred profit sharing plans, each as defined in the Act; and (ii) based, in part, on a certificate of the Corporation as to certain factual matters, the Common Shares would not on that date constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on those plans, registered investments and other tax exempt entities including most registered pension funds and registered pension plans.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Royal Trust Tower, Suite 3000, Toronto-Dominion Centre, Toronto, and Ontario.

The transfer agent and registrar for the Common Shares in Canada is CIBC Mellon Trust Company, at its principal office in Toronto.

LEGAL MATTERS

The validity of the issuance of the Common Shares to be sold in this Offering and other legal matters related to this Offering will be passed upon for the Corporation and the Selling Shareholder by Goodmans LLP. Legal matters in connection with this Offering will be passed upon for the Underwriters by Cassels Brock & Blackwell LLP. As of the date of this short form prospectus, partners and associates of each of Goodmans LLP and Cassels Brock & Blackwell LLP own in the aggregate, less than one percent of the Common Shares and shares of any of the Corporation's affiliates. Dale H. Lastman, co-chairman of Goodmans LLP, is a director of the Corporation.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a short form prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limits prescribed by applicable securities legislation. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus of Harris Steel Group Inc. (the "Corporation") dated • , 2005 qualifying the distribution of • common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years ended December 31, 2003 and 2002. Our report is dated • , 2004.

Toronto, Ontario
• , 2005

(Signed) •
Chartered Accountants

CERTIFICATE OF THE CORPORATION

Dated: January 12, 2005

The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 13 of the *Securities Frauds Prevention Act* (New Brunswick), by Section 63 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Frauds Prevention Act* (Prince Edward Island) and by Part XIV of *The Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. This simplified prospectus as supplemented by the permanent information record, as required by the *Securities Act* (Québec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

By: (Signed) MILTON E. HARRIS
Chairman and Chief Executive Officer

By: (Signed) DOUGLAS DEIGHTON
Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) JAMES W. LEECH
Director

By: (Signed) BARRIE D. ROSE
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: January 12, 2005

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 8 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part II of the *Securities Act* (Prince Edward Island), by Section 64 of the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick) and by Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. To our knowledge, this simplified prospectus as supplemented by the permanent information record, as required by the *Securities Act* (Québec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

GMP SECURITIES LTD.

By: (Signed) HARRIS FRICKER

CANACCORD CAPITAL CORPORATION	FIRST ASSOCIATES INVESTMENTS INC.	RAYMOND JAMES LTD.	SPROTT SECURITIES INC.
By: (Signed) JENS J. MAYER	By: (Signed) A.G. RHIND	By: (Signed) REBECCA RENNISON	By: (Signed) ROBERT P. CHALMERS

DOMINICK & DOMINICK SECURITIES INC.

By: (Signed) PAUL MORGANTE

harris
STEEL GROUP INC.

QUEBECOR MERRILL
CANADA INC
Printed in Canada

HARRIS
STEEL GROUP INC.

INTERIM REPORT TO SHAREHOLDERS

THREE MONTHS ENDED MARCH 31, 2005

DESCRIPTION OF THE BUSINESS

Harris Steel Group Inc. ("Harris" or "the Company"), through its subsidiaries, is engaged in the distribution, fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold-finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal.

Through 37 strategically located facilities, we serve all of Canada and the eastern, central and western United States. We became a public company in 1967 and have paid dividends since 1972. Our website address is www.harrissteel.com.

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of Harris Steel Group Inc. (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this document, such statements use such words as "may," "will," "expect," "anticipate," "project," "believe," "plan" and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Company with securities regulatory authorities to which recipients of this document are referred for additional information concerning the Company, and the risks and uncertainties relating to the Company and its prospects. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Company to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking information contained in this document is current only as of the date of this document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

REPORT TO THE SHAREHOLDERS

I am pleased to report that the first quarter of 2005 has been our most profitable first quarter from operations since inception. For the three-month period ended March 31, 2005, earnings were $12.1 million, or $0.45 per share, on revenue of $192.7 million.

Our dividend payments in the first quarter were $2.4 million reflecting the quarterly dividend increase of 50%, announced February 17, 2005, from $0.06 to $0.09 per share. The company has declared a dividend of $0.09 per share, payable to shareholders June 30, 2005.

We ended the quarter with Shareholders' Equity of $283.2 million, an increase of $9.7 million, or 3.6% from our year end 2004 value of $273.6 million.

For 2004, we commenced reporting our operations as two segments; reinforcing products and industrial products. We experienced a good quarter in both segments, and are anticipating a good year. Infrastructure construction demand is very robust, and we continue to strengthen our offerings in that marketplace, as evidenced by the recent start-up of our rebar distribution business in the United States and the acquisition of three Western Canada-based rebar installation businesses.

Going forward, we recognize that the one-time inventory effects that contributed to a record year in 2004 in industrial products will not repeat in 2005. However, we balance that recognition with the knowledge that our reinforcing products business is enjoying solid demand at excellent margins.

Toronto, Canada
May 5, 2005

John Harris
Chairman and Chief Executive Officer

At the Annual General Meeting held June 22, 2004, shareholders approved a proposal to merge the Class A Non-Voting Shares and Class B Voting Shares into a single common share class with one vote per share, and to then split the new shares on a four for one basis. All historical per share values in this M D & A are shown on a split-adjusted basis.

In the first quarter of 2004, earnings for the period included a gain of $7.8 million from the sale of a 50% interest in the Company's U.S. reinforcing steel products operations to Nucor Corporation ("Nucor"). This gain, upon which no income taxes were payable, added $0.29 per share to the quarterly earnings. Excluding this gain, earnings per share for the period were $0.17. Amounts discussed in the M D & A will include the earnings calculation with this gain and excluding this gain.

Results of Operations

In the first three months of 2005, earnings were $12.1 million, or $0.45 per share, compared to earnings of $12.3 million in the first quarter of 2004 ($4.5 million excluding the Nucor gain). These results set a new first quarter record for earnings excluding one-time gains, and are 66.7% higher than the first quarter earnings of $7.3 million in 2000, which had been our previous record for first quarter earnings (excluding one-time gains). We achieved these earnings despite normal seasonality effects on the reinforcing business, which typically result in a weaker first half of the year, due to more robust construction activity taking place in the second half when temperatures are warmer. In eight of the past nine years, our earnings declined from fourth quarter to first quarter the following year, where the amount of decline has ranged from 19% to 156%. In this context, the decline in earnings of 38.4% in first quarter 2005 from fourth quarter 2004 (excluding one-time gains) is consistent with seasonal trends. Seasonality is less pronounced in the industrial products business, although normal seasonal patterns in that segment tend to favour the first quarter.

Sales for the three months of $192.7 million are also a historical record, up 44.9% over last year, where first quarter 2004 had been our previous first quarter record. Sales to the end of March, 2005 are down only $11.1 million or 5.4% from sales in the fourth quarter of 2004 of $203.7 million. The year over year sales increase reflects higher selling prices in both reinforcing and industrial products. Shipments increased substantially in reinforcing products, while shipments of industrial products declined slightly from the first quarter of 2004. The reinforcing segment experienced significant improvements in gross margins, particularly for U.S. operations, while margins in industrial products are down from the record levels experienced in 2004, but still well above historical average levels for the years 1999 – 2003.

Results for the first quarter of 2005 include foreign exchange gains of $819,000 before income taxes, as the U.S. dollar has strengthened slightly against the Canadian dollar in the first quarter.

Selling and administrative expenses have increased to $10.9 million for the first three months of 2005 compared to $8.3 million a year ago. This reflects primarily bonus accruals for management and employee profit sharing compensation, which correspond to the higher level of earnings before income taxes. In addition, we have higher costs from increased head count.

Cash Flows

At March 31, 2005, the Company had cash of $21.1 million and bank indebtedness of $35.5 million, for net indebtedness of $14.4 million, compared to net cash of $12.2 million at the end of December, 2004. Bank indebtedness is entirely from the U.S. reinforcing steel operations, owned 50/50 with Nucor, but managed and consolidated by Harris. Higher borrowing levels in the U.S. in the first quarter reflect use of funds for the expansion of our facilities, with the main item being the assets purchased in the acquisition of the business of Harvard Steel as well as continuing high levels of investment in working capital items. In Canada, a substantial portion of cash was expended to settle income tax liabilities associated with 2004 earnings.

The cost of the company's inventory at $173.5 million increased modestly relative to the inventory cost recorded at the end of 2004 of $171.8 million. Industrial products inventories declined by $3.8 million, or 5.3%. Reinforcing products inventories are higher than they were at the end of 2004 by 5.6%, but the level of inventories in reinforcing products is most meaningful in the context of its relationship to the order backlog. The increase in the order backlog for reinforcing products exceeds the increase in inventory levels for the same period. Going forward, the Company anticipates that inventories will be stable or will decline in both reportable segments.

During first quarter, capital expenditures totaled $6.9 million, which is double the level of capital expenditures made in the first quarter of 2004. Of this total, $5.0 million was spent in the U.S. reinforcing steel operations, primarily related to the purchase of the property and equipment of Harvard Steel. Other capital expenditures were primarily continuing capacity enhancements for our industrial products facilities. The company has paid dividends of $2.4 million in the first quarter of 2005, compared to $399,000 in the same period of 2004. The increased payment reflects a quadrupling of the quarterly dividend rate commencing in the second quarter of 2004 and a subsequent increase to $0.09 per share paid in the first quarter.

The company plans to continue to fund its operations, capital expenditures and dividends from current operating cash flows.

Financial Condition

Shareholders' equity at March 31, 2005 was $283.2 million, an increase of $9.7 million, or 3.6% from the value at the end of December, 2004 of $273.6 million. Working capital increased to $248.1 million at March 31, 2005 from $242.2 million at December 31, 2004.

Toronto, Canada
May 5, 2005

CONSOLIDATED BALANCE SHEETS

As at March 31, 2005 and December 31, 2004
(Numbers in thousands of dollars)

Assets	March 31, 2005	December 31, 2004
	(Unaudited)	
Current Assets		
Cash	$ 21,149	$ 38,530
Accounts receivable	150,211	153,312
Inventories	173,540	171,817
Prepaid expenses and deposits	2,581	2,694
	347,481	366,353
Note Receivable	2,156	2,156
Pension and Health Benefit Plans	564	698
Property, Plant and Equipment	60,158	54,664
	$ 410,359	$ 423,871

Liabilities		
Current Liabilities		
Bank indebtedness	$ 35,524	$ 26,312
Accounts payable and accrued liabilities	54,098	66,607
Income and other taxes payable	365	22,881
Future income taxes	9,390	8,353
	99,377	124,153
Future Income Taxes	4,673	4,706
	104,050	128,859
Non-Controlling Interest	23,072	21,445

Shareholders' Equity		
Capital Stock (note 8)	16,196	16,196
Retained Earnings	267,041	257,371
	283,237	273,567
	$ 410,359	$ 423,871

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)
(Numbers in thousands of dollars except shares and per share amounts)

	For the Three Months Ended March 31	
	2005	2004
Sales	$ 192,657	$ 132,938
Cost of Sales	159,705	117,491
	32,952	15,447
Expenses		
Selling and administrative	10,875	8,250
Foreign exchange gains	(818)	(830)
Interest	52	4
Depreciation	1,411	1,236
	11,520	8,660
Earnings Before the Undernoted	21,432	6,787
Gain on Sale of Shares in Subsidiary (note 5)	–	7,757
Earnings Before Income Taxes	21,432	14,544
Provision For (Recovery Of) Income Taxes		
Current	6,708	3,326
Future	1,004	(735)
	7,712	2,591
Earnings Before Non-Controlling Interest in (Earnings) Loss of Subsidiary	13,720	11,953
Non-Controlling Interest in (Earnings) Loss of Subsidiary	(1,627)	333
Earnings For the Period (note 6)	$ 12,093	$ 12,286
Earnings Per Share	$ 0.45	$ 0.46
Average number of shares outstanding	26,924,320	26,624,320
Number of shares outstanding at March 31	26,924,320	26,624,320

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)
(Numbers in thousands of dollars)

	For the Three Months Ended March 31	
	2005	2004
Balance – Beginning of Period	$ 257,371	$ 191,139
Earnings for the period	12,093	12,286
	269,464	203,425
Dividends	(2,423)	(399)
Balance – End of Period	$ 267,041	$ 203,026

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(Numbers in thousands of dollars)

	For the Three Months Ended March 31	
	2005	2004
Cash Provided By (Used In):		
Operating Activities		
Earnings for the period	$ 12,093	$ 12,286
Non-controlling interest in earnings (loss) of subsidiary	1,627	(333)
Gain on sale of shares in subsidiary	-	(7,757)
Depreciation	1,411	1,236
Decrease in future income taxes - long-term	(33)	(12)
Foreign exchange loss on bank indebtedness held in foreign currency	33	134
Decrease in accounts receivable	3,101	11,472
Increase in inventories	(1,723)	(15,776)
Decrease in income and other taxes recoverable	-	2,842
Decrease in prepaid expenses and deposits	113	583
Decrease in pension and health benefit plans	134	-
Decrease in accounts payable and accrued liabilities	(12,509)	(8,371)
Decrease in income and other taxes payable	(22,516)	-
Increase (decrease) in future income taxes - current	1,037	(723)
	(17,232)	(4,419)
Investing Activities		
Net additions to property, plant and equipment	(6,905)	(2,279)
Net proceeds from sale of shares in subsidiary	-	27,547
	(6,905)	25,268
Financing Activities		
Dividends	(2,423)	(399)
Increase in bank indebtedness	9,212	14,812
	6,789	14,413
Foreign exchange loss on bank indebtedness held in foreign currency	(33)	(134)
Cash - Beginning of Period	38,530	-
Cash - End of Period	$ 21,149	$ 35,128
Supplemental Cash Flow Disclosures:		
Interest received	$ (15)	$ (16)
Income taxes paid	$ 30,086	$ 1,622

1. Basis of Presentation

These interim consolidated financial statements do not include all the disclosures required under Canadian generally accepted accounting principles for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the company for the years ended December 31, 2004 and 2003.

2. Accounting Policies

The accounting policies followed in the preparation of these interim consolidated financial statements are consistent with the accounting policies and their methods of application used in the preparation of the consolidated financial statements for the years ended December 31, 2004 and 2003.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries over which it has control. Non-controlling interest represents the share of equity interests in consolidated subsidiaries that are owned by other shareholders.

4. Cyclicality and Seasonality of Operations

The company's business is both cyclical and seasonal, with seasonality primarily impacting the reinforcing products segment, and cyclicality being a major factor in both the reinforcing and industrial products segments. The reinforcing products segment serves the infrastructure construction marketplace, where reinforcing steel is embedded within concrete, and weather is a limiting factor when temperatures drop to the point where the concrete is unable to set properly. These seasonal patterns, however, can be outweighed by the inherent cyclical nature of steel markets. Our operations in both segments are highly dependent on economic conditions and spending and more specifically, on the funding of infrastructure construction and automotive/ industrial activity. Because of the impact of these larger cyclical trends, seasonal patterns may not always be evident in the company's interim results.

5. Gain on Sale of Shares in Subsidiary

On February 10, 2004, the company sold a 50% share interest in Harris Steel Inc. (its United States reinforcing steel products holding company) to Nucor Corporation, for cash consideration of U.S. $21 million. Additional proceeds of up to U.S. $6 million may be payable to the company over a five year period, dependent upon the results of operations during that period. To the extent that additional proceeds are realized, they will be included in earnings, net of applicable taxes, in the period when earned.

The company will maintain management control of, and continue to operate and consolidate, its United States reinforcing steel products operations.

6. Earnings Per Share

Earnings per share amounts are calculated on the weighted average number of shares outstanding for each period reported.

7. Segmented Information

The company has two reportable segments, reinforcing products and industrial products.

The company evaluates segment performance based on earnings before income taxes.

Other corporate items in the reconciliation of reportable segments to the consolidated financial statements comprise the assets and transactions of holding companies not accounted for within the reportable segments (primarily corporate office expenditures and holding company functions).

Notes continue on the next page.

7. Segmented Information (continued)

(Numbers in thousands of dollars)

2005

	Reinforcing Products $	Industrial Products $	Other Corporate $	Total $
Total sales	120,152	73,008	–	193,160
Intersegment sales	–	(503)	–	(503)
	120,152	72,505	–	192,657
Depreciation	518	890	3	1,411
Earnings (loss) before income taxes	11,673	9,822	(63)	21,432
Inventories	105,404	68,136	–	173,540
Property, plant and equipment	23,314	36,807	37	60,158
Total assets	231,730	155,743	22,886	410,359

2004

Total sales	79,586	54,036	–	133,622
Intersegment sales	–	(684)	–	(684)
	79,586	53,352	–	132,938
Depreciation	388	846	2	1,236
Earnings before income taxes	9	6,872	7,663*	14,544
Inventories	75,538	39,516	–	115,054
Property, plant and equipment	15,849	34,972	47	50,868
Total assets	160,010	122,670	27,953	310,633

* Includes gain on sale of shares in subsidiary, (note 5).

8. Capital Stock

At the annual and special meeting of shareholders of the company held on June 22, 2004, the shareholders approved a proposal to amend the articles of the company to create a new single class of outstanding common shares (with one vote per share) by reclassifying and changing each outstanding Class A Non-Voting Share and Class B Voting Share into a new Common Share and cancelling the remaining authorized, but unissued, Class A Non-Voting Shares and Class B Voting Shares. In addition, the shareholders approved a proposal to subdivide the Common Shares on a four-for-one basis. The subdivided Common Shares commenced trading on the Toronto Stock Exchange on July 13, 2004.

All number of shares amounts and per share amounts in these interim consolidated financial statements, including comparative numbers, are presented on the basis of an equivalent number of new subdivided Common Shares.

harris
STEEL GROUP INC.

Ministry of Consumer and Commercial Relations

Ministère de la Consommation et du Commerce

Ministry Use Only / Réservé au ministère

Ontario Corporation Number / Numéro de la compagnie en Ontario

596708

CERTIFICATE

This is to certify that these articles are effective on

CERTIFICAT

Ceci certifie que les présents statuts entrent en vigueur le

SEPTEMBER 1 SEPTEMBRE, 1984

Controller of Records
Companies Branch

Contrôleur des Dossiers
Direction des Compagnies

Trans Code	Line No	Stat	Comp Type	Method Incorp	Share
A	0	0	A	3	S
18	20	28	29	30	31

Notice Req'd	Jurisdiction	
N	ONTARIO	A
32	33 ... 47	57

Form 4
Business Corporations Act, 1982

Formule numéro 4 Loi de 1982 sur les compagnies

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

1. The name of the amalgamated corporation is: *Dénomination sociale de la compagnie issue de la fusion:*

HARRIS STEEL GROUP INC.

2. The address of the registered office is: *Adresse du siège social:*

SUITE 2210, 20 QUEEN STREET WEST

(Street & Number or R.R. Number & if Multi-Office Building give Room No.)
Rue et numéro, ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau)

TORONTO, ONTARIO — M5H 3R3

(Name of Municipality, or Post Office) *(Nom de la municipalité ou du bureau de poste)* — (Postal Code) *(Code Postal)*

CITY OF TORONTO in the *dans le/la* MUNICIPALITY OF METROPOLITAN TORONTO

(Name of Municipality, Geographical Township) *(Nom de la municipalité, du canton)* — (County, District, Regional Municipality) *Comté, district, municipalité régionale)*

3. *Number (or minimum and maximum number) of directors is:* SEVEN (7). *Nombre (ou nombres minimal et maximal) d'administrateurs:*

4. The director(s) ~~is~~/are: *Administrateur(s):*

First name, initials and surname *Prénom, initiales et nom de famille*	Residence address, giving Street & No. or R.R. No., Municipality and Postal Code *Adresse personnelle, y compris la rue et le numéro, le numéro de la R.R. ou le nom de la municipalité et le code postal*	Resident Canadian State Yes or No *Résident Canadien Oui/Non*
MILTON E. HARRIS	28 FIFESHIRE ROAD SOUTH, WILLOWDALE, ONTARIO M2L 2G5	YES
CECIL H. FRANKLIN	27 COUNTRY LANE, WILLOWDALE, ONTARIO M2L 1E1	YES
BARRIE D. ROSE	#2610, 65 HARBOUR SQUARE, TORONTO, ONTARIO M5J 2L4	YES
GEOFFREY JACKSON	49 EDENBROOK HILL, ISLINGTON, ONTARIO M9A 4A1	YES

DYE & DURHAM FORM 4 (B.C.A.)

5\. A) The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 175(4) of the Business Corporations Act on the date set out below. [ ]

A) *Les actionnaires de chaque compagnie qui fusionne ont dûment adopté la convention de fusion conformément au paragraphe 175(4) de la Loi sur les compagnies à la date mentionnée ci-dessous.*

Check A or B — *Cocher A ou B*

B) The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 176 of the Business Corporations Act on the date set out below.
The articles of amalgamation in substance contain the provisions of the articles of incorporation of [XX]

B) *Les administrateurs de chaque compagnie qui fusionne ont approuvé la fusion par voie de résolution conformément à l'article 176 de la Loi sur les compagnies à la date mentionnée ci-dessous. Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de*

HARRIS STEEL GROUP INC.

and are more particularly set out in these articles.

et sont énoncés textuellement aux présents statuts.

Names of amalgamating corporations *Dénomination sociale des compagnies qui fusionnent*	Ontario Corporation Number *Numéro de la compagnie en Ontario*	Date of Adoption/Approval *Date d'adoption ou d'approbation*
HARRIS STEEL GROUP INC.	068958	30 AUGUST 1984
G & H STEEL INDUSTRIES LIMITED	550982	30 AUGUST 1984

First name, initials and surname	Residence address, giving Street & No. or R.R. No., Municipality and Postal Code	Residen Canadia State Yes or No
NEIL IVORY	44 ROSEMOUNT AVENUE, WESTMOUNT, QUEBEC H3Y 3G7	YES
JUDD BUCHANAN	#2911, 55 HARBOUR SQUARE, TORONTO, ONTARIO M5J 2L1	YES
JAMES W. LEECH	70 GARFIELD AVENUE, TORONTO, ONTARIO M4T 1E9	YES

6. Restrictions, if any, on business the corporation may carry on or on powers the corporation exercise.

Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

(a) To buy, sell, process, treat, manufacture, repair, assemble, install and trade and deal in all types of scrap iron and metals, all kinds of new and used steel and builders' supplies, all kinds of new and used automotive supplies, all kinds of used and scrap materials, all kinds of new and used equipment, all kinds of paper and paper products and all kinds of rubber and rubber products;
(b) To carry on business generally as salvage dealers and dealers in secondary materials, both at wholesale and retail; and
(c) To buy, sell and deal in goods, wares and merchandise of all kinds

7. The classes and any maximum number of shares that the corporation is authorized to issue.

Catégories et nombre maximal, s'il y a lieu, d'actions que la compagnie est autorisée à émettre

(a) 25,000,000 Class A Non-Voting Shares without par value;
(b) 10,000,000 Class B Voting Shares without par value;
(c) 100 Common Shares without par value.

8. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which is to be issued in series:

Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série:

(1) The holders of the Class A Non-Voting Shares shall be entitled to receive in each fiscal quarter of the Corporation, when and as declared by the Board of Directors, non-cumulative dividends at the rate of 5¢ per quarter and no dividends shall be declared and paid or set aside for payment on the Class B Voting Shares or Common Shares in any fiscal quarter unless and until dividends at the rate of 5¢ per share for such quarter shall have been paid on the Class A Non-Voting Shares at the time outstanding or shall have been declared and set aside for such payment; if in any fiscal quarter the Board of Directors in its discretion shall not declare the said dividends or any part thereof on the Class A Non-Voting Shares then the right of the holders of the Class A Non-Voting Shares to such dividend or any greater dividend than the dividend actually declared for such quarter shall be forever extinguished. Whenever in any fiscal quarter of the Corporation a dividend of or dividends aggregating 5¢ per share shall have been paid or declared and set aside for payment on all the Class A Non-Voting Shares at the time outstanding and whenever in such fiscal quarter a dividend or dividends aggregating 5¢ per share shall have been paid or declared and set aside for payment on all the Class B Voting Shares and Common Shares at the time outstanding, any and all further dividends declared in such quarter shall be declared and paid in equal amounts per share on all the Class A Non-Voting Shares, the Class B Voting Shares and Common Shares at the time outstanding without preference or distinction.

(2) The Corporation may at any time or from time to time purchase for cancellation all or part of the outstanding Class A Non-Voting Shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding an amount equal to 150% of the weighted average price at which the Class A Non-Voting Shares of the Corporation have traded on The Toronto Stock Exchange during the 5 trading days immediately preceding such purchase. Except where the purchase for cancellation is made on the open market or all the holders of the Class A Non-Voting Shares consent to the

purchase, the Corporation may purchase such shares only pursuant to tenders addressed to all the holders of the Class A Non-Voting Shares and the Corporation shall accept only the lowest tenders. Where, in response to the invitation for tenders, two or more shareholders submit tenders at the same price and the tenders are accepted by the Corporation as to part only of the shares offered, the Corporation shall accept part of such shares in proportion as nearly as may be to the total number of shares offered in each tender.

(3) The Corporation may at any time or from time to time purchase for cancellation all or part of the outstanding Class B Voting Shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding an amount equal to 150% of the weighted average price at which the Class B Voting Shares of the Corporation have traded on The Toronto Stock Exchange during the 5 trading days immediately preceding such purchase. Except where the purchase for cancellation is made on the open market or all the holders of the Class B Voting Shares consent to the purchase, the Corporation may purchase such shares only pursuant to tenders addressed to all the holders of the Class B Voting Shares and the Corporation shall accept only the lowest tenders. Where, in response to the invitation for tenders, two or more shareholders submit tenders at the same price and the tenders are accepted by the Corporation as to part only of the shares offered, the Corporation shall accept part of such shares in proportion as nearly as may be to the total number of shares offered in each tender.

(4) In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Non-Voting Shares shall be entitled to receive the amount paid up on such shares before any amount shall be paid or any property or assets of the Corporation distributed to the holders of the Class B Voting Shares and the Common Shares or any other shares ranking junior to the Class A Non-Voting Shares. After payment to the holders of the

Class A Non-Voting Shares of the amount so payable to them the holders of the Class B Voting Shares and the Common Shares shall be entitled to receive the amount paid up on such shares.

After payment in full to the holders of the Class A Non-Voting Shares, the Class B Voting Shares and the Common Shares of the sums distributable to them as aforesaid the remaining assets and property of the Corporation shall be distributed to the holders of the Class A Non-Voting Shares, the Class B Voting Shares and Common Shares of the Corporation in equal amounts per share without preference or priority of one share over another.

(5) The holders of the Class A Non-Voting Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation but shall not be entitled to any vote at any such meeting unless for 8 consecutive fiscal quarters the Corporation shall have failed to pay or declare and set aside for payment on the Class A Non-Voting Shares dividends aggregating 5¢ per Class A Non-Voting Share per fiscal quarter; thereafter the holders of Class A Non-Voting Shares shall be entitled to one vote in respect of each Class A Non-Voting Share held until dividends aggregating 5¢ shall have been paid or declared and set aside for payment on the Class A Non-Voting Shares in any fiscal quarter, whereupon such rights shall cease unless and until the Corporation shall fail to pay or declare and set aside for payment on the Class A Non-Voting Shares dividends aggregating 5¢ per Class A Non-Voting Share per fiscal quarter for 8 consecutive fiscal quarters.

(6) Each Class B Voting Share and each Common Share shall entitle the holder thereof to receive notice of and to attend and to have one vote for each Class B Voting Share and each Common Share held at all meetings of shareholders of the Corporation.

(7) Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction,

limitation or prohibition attaching to the Class A Non-Voting Shares or Class B Voting Shares or to create special shares ranking in priority to or on a parity with the Class A Non-Voting Shares or the Class B Voting Shares in addition to the authorization by a special resolution may be authorized by at least two-thirds of the votes cast at a meeting of the holders of the class of shares affected, duly called for that purpose; the formalities to be observed with respect to the giving of notice of any meeting of the Class A Non-Voting and/or Class B Voting shareholders and the conduct thereof and the quorum therefor shall mutatis mutandis be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

(8) Fractions of Class B Voting Shares shall not be issued and holders of shares of the Corporation who by reason of the reclassifications, change and subdivision provided for in paragraphs 2, 3 and 10 of the Articles of Amendment of Harris Steel Group Inc. effective November 6, 1979 become entitled to fractions of Class B Voting Shares shall not be entitled to be registered on the books of the Corporation in respect thereof or to receive share certificates therefor or to receive dividends thereon. Such shareholders shall be entitled to receive transferable fractional bearer certificates in respect of such fractions in accordance with the provisions of Section 43 of the Business Corporations Act, 1982 (Ontario).

9. The issue, transfer or ownership of shares ~~is~~/is not restricted and the restrictions (if any) are as follows:

L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes:

10 Other provisions, (if any):

Autres dispositions, s'il y a lieu.

Subject to the provisions of the provisions of the <u>Business Corporations Act, 1982</u> (Ontario), the Corporation may purchase any of its issued Common Shares.

11. The statements required by subsection 177(2) of the Business Corporations Act are attached as Schedule "A".

Les déclarations exigées aux termes du paragraphe 177 (2) de la Loi sur les compagnies constituent l'annexe "A".

12. A copy of the ~~amalgamation agreement or~~ directors resolutions (as the case may be) ~~is~~/are attached as Schedule "B".

Une copie de la convention de fusion ou les résolutions des administrateurs (selon le cas) constitute(nt) l'annexe "B".

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

Names of the amalgamating corporations and signatures and descriptions of office of their proper officers.	*Dénomination sociale des compagnies qui fusionnent, signature et fonction de leurs dirigeants régulièrement désignés.*

HARRIS STEEL GROUP INC.

Per: Bruce J Timmerman
Vice-President, Finance

G & H STEEL INDUSTRIES LIMITED

Per: Bruce J Timmerman
Vice-President, Finance

SCHEDULE "A"

STATEMENT OF A DIRECTOR

OF

HARRIS STEEL GROUP INC.

An amalgamation of Harris Steel Group Inc. and G & H Steel Industries Limited (all of which corporations are hereinafter referred to as the "Amalgamating Corporations") having been approved in accordance with the Business Corporations Act, 1982 (Ontario), the undersigned director hereby states as follows:

There are reasonable grounds for believing that:

(a) the Corporation is able to pay its liabilities as they become due and that the corporation resulting from the amalgamation of the Amalgamating Corporations (the "Amalgamated Corporation") will be able to pay its liabilities as they become due;

(b) the realizable value of the assets of the Amalgamated Corporation will not be less than the aggregate of its liabilities and stated capital of all classes; and

(c) no creditor will be prejudiced by the amalgamation.

DATED the 30TH day of August, 1984.

C. H. Franklin

Director's Name:
Cecil H. Franklin

SCHEDULE "A"

STATEMENT OF A DIRECTOR

OF

G & H STEEL INDUSTRIES LIMITED

An amalgamation of Harris Steel Group Inc. and G & H Steel Industries Limited (all of which corporations are hereinafter referred to as the "Amalgamating Corporations") having been approved in accordance with the Business Corporations Act, 1982 (Ontario), the undersigned director hereby states as follows:

There are reasonable grounds for believing that:

(a) the Corporation is able to pay its liabilities as they become due and that the corporation resulting from the amalgamation of the Amalgamating Corporations (the "Amalgamated Corporation") will be able to pay its liabilities as they become due;

(b) the realizable value of the assets of the Amalgamated Corporation will not be less than the aggregate of its liabilities and stated capital of all classes; and

(c) no creditor will be prejudiced by the amalgamation.

DATED the 30TH day of August, 1984.

Bruce J Timmerman

Director's Name:
Bruce J. Timmerman

SCHEDULE "B"

NOW THEREFORE BE IT RESOLVED that:

1. the amalgamation of the Corporation and G & H Steel Industries Limited pursuant to subsection 176(1) of the Business Corporations Act, 1982 (Ontario) be and the same is hereby approved, to be effective at the earliest possible moment on the 1st day of September, 1984;

2. upon the endorsement of a Certificate of Amalgamation pursuant to subsection 177(4) of the Act, the shares of G & H Steel Industries Limited shall be cancelled without any repayment of capital in respect thereof;

3. the Articles of Amalgamation of the Amalgamated Corporation shall be the same as the Articles of the Corporation;

4. no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;

5. any officer or director of the Corporation be and he is hereby authorized and directed to execute and deliver the Articles of Amalgamation and to do all acts and things for and on behalf of the Corporation and to execute, under the corporate seal or otherwise, such documents and instruments as he deems necessary or desirable to give effect to the foregoing, such approval to be conclusively evidenced by his signature thereto.

CERTIFIED to be a true and correct copy of a resolution of the directors of HARRIS STEEL GROUP INC., made this 30TH day of August, 1984, and that the foregoing is in full force and effect, unamended, as of the date hereof.

DATED this 30TH day of August, 1984.

Bruce J Timmerman

Bruce J. Timmerman,
Vice-President, Finance

SCHEDULE "B"

NOW THEREFORE BE IT RESOLVED that:

1. the amalgamation of the Corporation and Harris Steel Group Inc. pursuant to subsection 176(1) of the Business Corporations Act, 1982 (Ontario) be and the same is hereby approved, to be effective at the earliest possible moment on the 1st day of September, 1984;
2. upon the endorsement of a Certificate of Amalgamation pursuant to subsection 177(4) of the Act, the shares of the Corporation shall be cancelled without any repayment of capital in respect thereof;
3. the Articles of Amalgamation of the Amalgamated Corporation shall be the same as the Articles of Harris Steel Group Inc.;
4. no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;
5. any officer or director of the Corporation be and he is hereby authorized and directed to execute and deliver the Articles of Amalgamation and to do all acts and things for and on behalf of the Corporation and to execute, under the corporate seal or otherwise, such documents and instruments as he deems necessary or desirable to give effect to the foregoing, such approval to be conclusively evidenced by his signature thereto.

CERTIFIED to be a true and correct copy of a resolution of the directors of G & H STEEL INDUSTRIES LIMITED, made this 30TH day of August, 1984, and that the foregoing is in full force and effect, unamended, as of the date hereof.

DATED this 30TH day of August, 1984.

Bruce J. Timmerman

Bruce J. Timmerman,
Vice-President, Finance

The Certificate and Articles of Amalgamation issued by th Ministry of Consumer and Commercial Relations on the 1st day o September, 1984, provide that the by-laws of Harris Steel Grou Inc. shall, so far as applicable, be the by-laws of th Corporation until repealed, amended, altered or added to. Thi By-law No. 11, being a by-law relating generally to th transaction of the business and affairs of Harris Steel Grou Inc., is accordingly adopted by the directors of th Corporation as By-law No. 1 of the Corporation this 1st day o September, 1984.

President,

Milton E. Harris

Secretary,

Lorie Waisberg

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Ministry of Consumer and Commercial Relations

Ministère de la Consommation et du Commerce

Ontario Corporation Number
Numero de la compagnie en Ontario

596708

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

MARCH 29 MARS 1985

Controller of Records
Companies Branch

Contrôleur des Dossiers
Direction des Compagnies

TRANS CODE
C
18

Form 3
Business Corporations Act, 1982

Formule numero 3
Loi de 1982 sur les compagnies

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The present name of the corporation is: *Dénomination sociale actuelle de la compagnie:*

HARRIS STEEL GROUP INC.

2. The name of the corporation is changed to (if applicable): *Nouvelle dénomination sociale de la compagnie (s'il y a lieu):*

3. Date of incorporation/amalgamation: *Date de la constitution ou de la fusion:*

1 September 1984
(Day, Month, Year)
(jour, mois, annee)

4. The articles of the corporation are amended as follows: *Les statuts de la compagnie sont modifiés de la façon suivante:*

SEE ATTACHED

(a) to remove the limitation on the maximum authorized number of Class A Non-Voting Shares so that the Corporation shall be authorized to issue an unlimited number of Class A Non-Voting Shares;

(b) to remove the limitation on the maximum authorized number of Class B Voting Shares so that the Corporation shall be authorized to issue an unlimited number of Class B Voting Shares;

(c) to subdivide and change all issued and unissued Class A Non-Voting Shares without par value into issued and unissued Class A Non-Voting Shares on a two for one basis;

(d) to subdivide and change all issued and unissued Class B Voting Shares without par value into issued and unissued Class B Voting Shares on a two for one basis;

(e) to amend the preferences, rights, conditions, restrictions, limitations and prohibitions attaching to the Class A Non-Voting Shares and the Class B Voting Shares by deleting paragraph 8(1) of the Articles of Amalgamation of the Corporation dated September 1, 1984, and substituting therefor the following:

(1) (a) subject to paragraph 1(b), the holders of the Class A Non-Voting Shares shall be entitled to receive in each fiscal quarter of the Corporation, when and as declared by the Board of Directors, non-cumulative dividends at the rate 2.5¢ per quarter and no dividend shall be declared and paid or set aside for payment on the Class B Voting Shares or Common Shares in any fiscal quarter unless and until dividends at the rate of 2.5¢ per share for such quarter shall have been paid on the Class A Non-Voting Shares at the time outstanding or shall have been declared and set aside for such payment; if in any fiscal

quarter the Board of Directors in its discretion shall not declare the said dividends or any part thereof on the Class A Non-Voting Shares, then the right of the holders of the Class A Non-Voting Shares to such dividend or any greater dividend than the dividend actually declared for such quarter shall be forever extinguished. Whenever in any fiscal quarter of the Corporation a dividend or dividends aggregating 2.5¢ per share shall have been paid or declared and set aside for payment on all the Class A Non-Voting Shares at the time outstanding and whenever in such fiscal quarter a dividend or dividends aggregating 2.5¢ per share shall have been paid or declared and set aside for payment on all the Class B Voting Shares and Common Shares at the time outstanding, any and all further dividends declared in such quarter shall be declared and paid in equal amounts per share on all the Class A Non-Voting Shares, the Class B Voting Shares and Common Shares at the time outstanding without preference or distinction.

(1) (b) if the Class A Non-Voting Shares or the Class B Voting Shares or the Common Shares shall hereafter be subdivided or consolidated, the 2.5¢ per share dividends referred to in (1)(a) shall be proportionately increased or decreased.

5. The amendment has been duly authorized as required by SectionsX67XXXX169 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément à l'article 167 et, s'il y a lieu, à l'article 169 de la Loi sur les compagnies.

6. The resolution authorizing the amendment was approved by the shareholdersXXXXXXX (as applicable) of the corporation on

Les actionnaires ou les administrateurs (le cas échéant) de la compagnie ont approuvé la résolution autorisant la modification

28 March 1985

(Day, Month, Year)
(jour, mois, année)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

HARRIS STEEL GROUP INC.

(Name of Corporation)
(Dénomination sociale de la compagnie)

By/Par: [signature] President

(Signature) (Description of Office)
(Signature) *(Fonction)*

For Ministry Use Only
A l'usage exclusif du ministère

Ontario Consumer and Commercial Relations

Ministère de la Consommation et du Commerce

Ontario Corporation Number
Numéro de la compagnie en Ontario

596708

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JUNE 26 JUIN, 1985

Controller of Records
Companies Branch

Contrôleur des Dossiers
Direction des Compagnies

TRANS CODE
C
18

Form 3
Business Corporations Act, 1982

Formule numéro 3
Loi de 1982 sur les compagnies

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The present name of the corporation is: *Dénomination sociale actuelle de la compagnie:*

HARRIS STEEL GROUP INC.

2. The name of the corporation is changed to (if applicable): *Nouvelle dénomination sociale de la compagnie (s'il y a lieu):*

3. Date of ~~incorporation~~/amalgamation: *Date de la constitution ou de la fusion:*

1 September 1984
(Day, Month, Year)
(jour, mois, année)

4. The articles of the corporation are amended as follows: *Les statuts de la compagnie sont modifiés de la façon suivante:*

SEE ATTACHED

The Articles of Amalgamation of the Corporation dated September 1, 1984 be amended to vary the provisions of the Class A Non-Voting Shares by:

(a) deleting paragraph (5) of the provisions attaching to the Class A Non-Voting Shares and substituting therefor the following:

"(5) Each Class A Non-Voting Share shall entitle the holder thereof to receive notice of and to attend and speak at all meetings of shareholders of the Corporation, except for a meeting of the holders of shares of another class as such or a meeting of the holders of shares of a particular series as such. Except as hereinafter specifically provided the holders of the Class A Non-Voting Shares shall not be entitled as such to vote at any meeting of the shareholders of the Corporation unless for 8 consecutive fiscal quarters, the Corporation shall have failed to pay or declare and set aside for payment on the Class A Non-Voting Shares, dividends aggregating 2.5¢ per Class A Non-Voting Share per fiscal quarter; thereafter the holders of Class A Non-Voting Shares shall be entitled to one vote in respect of each Class A Non-Voting Share held until dividends aggregating 2.5¢ shall have been paid or declared and set aside for payment on the Class A Non-Voting Shares in any fiscal quarter, whereupon such rights shall cease unless and until the Corporation shall fail to pay or declare and set aside for payment on the Class A Non-Voting Shares, dividends aggregating 2.5¢ per Class A Non-Voting Share per fiscal quarter for 8 consecutive fiscal quarters. The holders of the Class A Non-Voting Shares shall be entitled to receive all informational documents and other communications:

(i) required to be sent to the holders of Class B Voting Shares or Common Shares by applicable law or by any stock exchange on which the shares of the Corporation are listed; and

(ii) voluntarily sent by the Corporation to the holders of Class B Voting Shares or Common Shares in connection with any meeting of shareholders;"

(b) by adding to the provisions attaching to the Class A Non-Voting Shares contained in the Articles of Amalgamation of the Corporation dated September 1, 1984 the following:

"(5a) The holders of Class A Non-Voting Shares shall have attached thereto the following additional preferences, rights, conditions, restrictions, limitations or prohibitions:

(1) For the purposes of these provisions:

(a) "Business Day" means a day on which securities may be traded on the floor of the Toronto Stock Exchange;

(b) "Conversion Period" means the period of time commencing on the seventh Business Day after the Offer Date and terminating on the last date upon which holders of Class B Voting Shares may accept the Offer;

(c) "Offer" means an offer to purchase Class B Voting Shares (or an acceptance of an offer to sell Class B Voting Shares) which must, by reason of applicable securities legislation or by by-laws, regulations or policies of a stock exchange on which the Class B Voting Shares are listed, be made to each holder of Class B Voting Shares whose last address on the records of the Corporation is in a province or territory of Canada to which the relevant requirement applies;

(d) "Offer Date" means the date on which an Offer is made; and

(e) "Transfer Agent" means the transfer agent for the Class A Non-Voting Shares and the Class B Voting Shares.

(2) Subject to sub-paragraphs (3) and (5), if an Offer is made, each outstanding Class A Non-Voting Share shall be convertible into one Class B Voting Share at the option of the holder during the Conversion Period for the purpose only of tendering such shares under the Offer. The conversion right provided for in this sub-paragraph (2) may be exercised by notice in writing given to the Transfer Agent

accompanied by the share certificate or certificates representing the Class A Non-Voting Shares in respect of which the holder desires to exercise such right of conversion, and such notice shall be executed by the holder of the Class A Non-Voting Shares registered on the books of the Corporation, or by his duly authorized attorney, and shall specify the number of Class A Non-Voting Shares which the holder desires to have converted and tendered. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the Transfer Agent of such notice and share certificate or certificates, the Corporation shall issue or cause to be issued a share certificate representing fully paid Class B Voting Shares as above prescribed and in accordance with sub-paragraphs (3) and (5). If less than all of the Class A Non-Voting Shares represented by any share certificate are to be converted and tendered, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Class A Non-Voting Shares represented by the original share certificate which are not to be converted.

(3) The conversion right provided for in sub-paragraph (2) shall not come into effect if:

(a) one or more shareholders of the Corporation who did not make or act in concert with the person or persons making the Offer and who, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over, not less than 50% of the outstanding Class B Voting Shares, determine within five Business Days after the Offer Date that he or they will not accept the Offer or will accept the Offer only to the extent that he or they will continue to so own or exercise control or direction over, in the aggregate, 50% or more Class B Voting Shares;

(b) contemporaneously with the Offer an offer is made to the holders of Class A Non-Voting Shares upon the same terms and conditions as those contained in the Offer, including the consideration to be paid to the holders of Class B Voting Shares, if the offer is for the same percentage of Class A Non-Voting Shares as the percentage of Class B Voting Shares sought to be acquired under the Offer, excluding in each case the number of shares then owned by the offeror;

(c) the board of directors of the Corporation determines within five Business Days after the Offer Date that the Offer is not bona fide or is made primarily for the purpose of causing the conversion right provided for in sub-paragraph (2) to come into effect and not primarily for the purpose of acquiring Class B Voting Shares; or

(d) the Offer is not completed in accordance with its terms;

provided that:

(e) in the case of clause (3)(a), within six Business Days after the Offer Date a certificate signed by or on behalf of one or more shareholders of the Corporation is delivered to the Transfer Agent and to the Secretary of the Corporation confirming that (A) such shareholders did not make or act in concert with the person or persons making the Offer, (B) such shareholders beneficially own, directly or indirectly, or exercise control or direction over in the aggregate not less than 50% of the outstanding Class B Voting Shares, and (C) such shareholders have determined that they will not accept the Offer; and provided further that upon any variation of the Offer, including an increase in price, such shareholders of the Corporation shall be

deemed not to have accepted the Offer as varied and the certificate delivered by or on behalf of them as described above shall be deemed to continue to apply and no further certificate need be filed for purposes of these provisions unless and until one or more of such shareholders determine to accept the Offer as varied, and the result of such acceptance would be to reduce the aggregate holdings of the remaining shareholders who delivered such certificate to less than 50% of the outstanding Class B Voting Shares, in which case a certificate to that effect signed by or on behalf of such shareholders who determine to accept the Offer as varied shall be delivered to the Transfer Agent forthwith after such determination and, in any event, not less than five Business Days prior to termination of the Conversion Period;

(f) in the case of clause (3)(c), the Secretary of the Corporation delivers to the Transfer Agent within six Business Days after the Offer Date a certified copy of a resolution of the board of directors of the Corporation determining that the Offer is not bona fide or is made primarily for the purpose of causing the conversion right provided for in sub-paragraph (2) to come into effect and not primarily for the purpose of acquiring the Class B Voting Shares and stating the reason for such determination; and

(g) as soon as reasonably possible after receipt by the Transfer Agent of a certificate under clause (e) or a certified copy of the resolution under clause (f), the Corporation shall send to the holders of Class A Non-Voting Shares notice of and a brief description of the effect of the determination under clause (a) or clause (c) as the case may be.

(4) If the events described in clauses (3)(a), (b) or (c) hereof shall not have occurred within five Business Days after the Offer Date, or if an amended certificate as described in clause (3)(e) shall have been delivered, the Corporation shall send as soon as reasonably possible to the holders of Class A Non-Voting Shares, a notice containing a brief description of the rights of such holders hereunder.

(5) The conversion of all Class A Non-Voting Shares delivered to the Transfer Agent for conversion and tender pursuant to sub-paragraph (2) shall be subject to the provisions of this paragraph (5a) and the Corporation shall make all arrangements with the Transfer Agent necessary or desirable to give effect to this paragraph (5a). All Class A Non-Voting Shares delivered for conversion and tender pursuant to sub-paragraph (2) shall be converted subject to completion of the Offer but no share certificates for Class B Voting Shares into which Class A Non-Voting Shares may be converted shall be delivered to the holders of such Class A Non-Voting Shares unless and until the Offer is completed in accordance with its terms. The Transfer Agent shall tender under the Offer a certificate representing the Class B Voting Shares into which the Class A Non-Voting Shares have been converted. Upon completion of the Offer, the Transfer Agent shall deliver to the holders entitled thereto all consideration paid by the offeror pursuant to the Offer and the Corporation shall issue and the Transfer Agent shall deliver to holders whose shares have been converted and tendered, share certificates representing Class B Voting Shares that have not been taken up and paid for pursuant to the Offer. If the Offer is not completed, the right provided in sub-paragraph (2) shall not be effective and the Corporation shall issue and the Transfer Agent shall deliver to the holders entitled thereto share certificates representing Class A Non-Voting Shares delivered to the Transfer Agent pursuant to sub-paragraph (2).

(6) Neither the Class B Voting Shares nor the Class A Non-Voting Shares shall be increased in number by reason of being subdivided, nor decreased in number by reason of being consolidated, unless contemporaneously therewith the shares of the other class are subdivided or consolidated in the same proportion."

5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément à l'article 167 et, s'il y a lieu, à l'article 169 de la Loi sur les compagnies.

6. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (le cas échéant) de la compagnie ont approuvé la résolution autorisant la modification

25 June 1985

(Day, Month, Year)
(jour, mois, année)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

HARRIS STEEL GROUP INC.

(Name of Corporation)
(Dénomination sociale de la compagnie)

By/Par: [signature] PRES.

(Signature)
(Signature)

(Description of Office)
(Fonction)

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la compagnie en Ontario

596708

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JUNE 11 JUIN, 1986

Controller of Records / Contrôleur des Dossiers

TRANS CODE
C
18

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act, 1982

Formule numéro 3
Loi de 1982 sur les compagnies

1. The present name of the corporation is: / *Dénomination sociale actuelle de la compagnie:*

HARRIS STEEL GROUP INC.

2. The name of the corporation is changed to (if applicable): / *Nouvelle dénomination sociale de la compagnie (s'il y a lieu):*

3. Date of incorporation/amalgamation: / *Date de la constitution ou de la fusion:*

01 SEPTEMBER 1984
(Day, Month, Year)
(jour, mois, année)

4. The articles of the corporation are amended as follows: / *Les statuts de la compagnie sont modifiés de la façon suivante:*

by changing the number of directors of the Corporation from 7 directors to a minimum number of 5 directors and a maximum number of 20 directors.

5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément à l'article 167 et, s'il y a lieu, à l'article 169 de la Loi sur les compagnies.

6. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (le cas échéant) de la compagnie ont approuvé la résolution autorisant la modification

11 JUNE 1986

(Day, Month, Year)
(jour, mois, année)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

HARRIS STEEL GROUP INC.

(Name of Corporation)
(Dénomination sociale de la compagnie)

By/*Par:* [signature]

(Signature)
(Signature)

(Description of Office)
(Fonction)

Lorie Waisberg, Secretary

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Consumer and Business Services
Ministère des Services aux consommateurs et aux entreprises

Ontario Corporation Number
Numéro de la compagnie en Ontario

596708

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents status entrent en vigueur le

JULY 07 JUILLET 2004

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société: (Écrire en LETTRES MAJUSCULES SEULEMENT):

HARRIS STEEL GROUP INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle *dénomination sociale de la société)s'il y a lieu): (Écrire en LETTRES MAJUSCULES SEULEMENT):*

N/A

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion:

1984 / 09 / 01
(Year, Month, Day)
(année, moi, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number (or minimum and maximum number) of directors is/are: *Nombre (ou nombres minimal et maximal) d'administrateurs*	number *nombre*	or *ou*	minimum *minimal*	and *et*	maximum *maximal*

5. The articles the corporation are amended as follows:
Les statuts de la société sont modifies de la façon suivante:

SCHEDULE A

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

1.1 Dividends

Subject to the prior rights of the holders of any other class ranking senior to the Common Shares, the holders of the Common Shares shall have the right to receive such dividends (if any) as the directors in their discretion may declare.

1.2 Rights on Liquidation

Subject to the prior rights of the holders of any other class ranking senior to the Common Shares, the holders of the Common Shares shall have the right to receive the remaining assets of the Corporation, in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntarily, or other distribution of its assets among its shareholders.

1.3 Voting Rights

The holder of the Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, other than separate meetings of the holders of another class or series of shares, and to vote at any such meeting on the basis of one vote for each Common Share held.

(a) to cancel the authorized Common Shares and delete the rights, privileges, restrictions and conditions attached to the Common Shares.

(b) to create an unlimited number of shares designated as Common Shares of the Corporation, which shall have the rights, privileges, restrictions and conditions set out in Schedule A.

(c) to reclassify and change each issued and outstanding Class A Non-Voting Share and Class B Voting Share into one Common Share.

(d) to cancel the authorized but unissued Class A Non-Voting Shares and Class B Voting Shares in the capital of the Corporation and delete the rights, privileges, restrictions and conditions attached to the Class A Non-Voting Shares and Class B Voting Shares.

(e) to declare that the authorized capital of the Corporation, after giving effect to the foregoing, shall consist of an unlimited number of Common Shares.

(f) to subdivide the outstanding Common Shares on a four-for-one basis.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée confrormément aux articles 168 et 170 (selon le cas) de la Loi sure les sociétés par actions.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société on approuvé la resolution autorisant la modification le

2004 /06 /22
(Year, Month, Day)
(année, moi, jour)

These articles are executed in duplicate.
La présente statuts sont signés en double exemplaire.

HARRIS STEEL GROUP INC.
(Name of Corporation)
(Dénomination sociale de la société)

(If the name is to be changed by these articles set out current name)
(Si l'on demande un changement de nom, indiquer ci-dessus la denomination sociale actuelle)

By/
Par: [signature]

(Signature)
Signature)

ROBERT G.O. ROE, SECRETARY
(Description of Office)
(Fonction)

GOODMANS\\5023992.2

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la compagnie en Ontario

596708

Ontario Ministry of Consumer and Commercial Relations

Ministère de la Consommation et du Commerce

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JULY 16 JUILLET, 1992

TRANS CODE C 18

Director / Directeur
Business Corporations Act / Loi de sur les compagnies

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3 Business Corporations Act, 1982
Formule numéro 3 Loi de 1982 sur les compagnies

1. The present name of the corporation is: *Dénomination sociale actuelle de la compagnie:*

HARRIS STEEL GROUP INC.

2. The name of the corporation is changed to (if applicable): *Nouvelle dénomination sociale de la compagnie (s'il y a lieu):*

3. Date of incorporation/amalgamation: *Date de la constitution ou de la fusion:*

1 September, 1984
(Day, Month, Year)
(jour, mois, année)

4. The articles of the corporation are amended as follows: *Les statuts de la compagnie sont modifiés de la façon suivante:*

To remove all restrictions on the types of business which may be carried on by the Corporation.

DYE & DURHAM
FORM 3 (B.C.A.)

5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément à l'article 167 et, s'il y a lieu, à l'article 169 de la Loi sur les compagnies.

6. The resolution authorizing the amendment was approved by the shareholders/~~directors~~ (as applicable) of the corporation on

Les actionnaires ou les administrateurs (le cas échéant) de la compagnie ont approuvé la résolution autorisant la modification

23 June, 1992

(Day, Month, Year)
(jour, mois, année)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

HARRIS STEEL GROUP INC.

(Name of Corporation)
(Dénomination sociale de la compagnie)

By/Par: Bruce J Timmerman

(Signature)
(Signature)

(Description of Office)
(Fonction)

Bruce J. Timmerman, Secretary

CERTIFIED COPY OF

BY-LAW NO. 9

A by-law amending By-Law No. 1 of

HARRIS STEEL GROUP INC.

"BE IT RESOLVED as By-law No. 9 of Harris Steel Group Inc. (the "Corporation") that:

1. By-law No. 1 of the Corporation is hereby amended by deleting Section 5.01 thereof and in its place substituting the following provisions as Section 5.01:

    5.01 Quorum. Until changed in accordance with the *Business Corporations Act, 1982* (Ontario), a quorum for the transaction of business at any meeting of directors shall consist of 4 directors, 2 of whom shall not be officers or employees of the Corporation or otherwise involved in the management of the business of the Corporation except in their capacity as directors.

2. This By-law shall take effect following its confirmation, with or without variation, by the holders of the Class B Voting Shares of the Corporation"

* * * *

The undersigned, Randy Weisz, Assistant Secretary of Harris Steel Group Inc. (the "Corporation"), hereby certifies that the foregoing is a true and correct copy of a resolution passed by the directors of the Corporation on May 2, 1989, and confirmed on June 20, 1989 by a majority of the holders of the Class B Voting Shares of the Corporation, and is currently in full force and effect, unamended, as of the date hereof.

DATED the 12th day of ~~June~~ July RW, 1989.

Randy Weisz
Assistant Secretary

:w:aaf:88.0797.wpdh.cert.copy.bylaw9

The Certificate and Articles of Amalgamation issued by the Ministry of Consumer and Commercial Relations on the 1st day of September, 1984, provide that the by-laws of Harris Steel Group Inc. shall, so far as applicable, be the by-laws of the Corporation until repealed, amended, altered or added to. This By-law No. 14, being a by-law authorizing the borrowing of money and giving of security by Harris Steel Group Inc., is accordingly adopted by the directors of the Corporation as By-law No. 8 of the Corporation this 1st day of September, 1984.

President,	Secretary,
Milton E. Harris	Lorie Waisberg

BANK HAPOALIM (CANADA) BORROWING BY-LA

HARRIS STEEL GROUP INC.

(Name of Corporation)

SPECIAL*

BY-LAW NO. ~~14~~ 8

RESPECTING THE BORROWING OF MONEY AND THE ISSUE OF SECURITIES BY THE CORPORATION

*Delete "Special" if not an Ontario Corporation

BE IT ENACTED and it is hereby enacted as a Special* By-Law of the Corporation that:

1. The Directors may from time to time borrow money from BANK HAPOALIM (CANADA) (here called the "Bank") upon the credit of the Corporation on cheques, promissory notes, bills of exchang drafts, acceptances, orders for the payment of money, warehouse receipts, bills of lading and other instru ments or otherwise in such amounts and subject to such terms as may be considered advisable; AND ma assign, transfer, convey, hypothecate, mortgage, charge or pledge to or in favour of the Bank, all or ar currently owned or subsequently acquired property of the Corporation, real or personal, movable c immovable, including book debts, unpaid calls, rights, powers, undertaking, franchises and the Corpora tion's own debentures, as security for the fulfilment of any liabilities or obligations present or future of th Corporation to the Bank and may empower the Bank or any person or persons to hypothecate, mortgag charge, pledge or sell by public or private sale, assign, transfer or convey from time to time any suc property; AND may sign, make, draw, accept, endorse, execute and deliver on behalf of and in the name c the Corporation all such cheques, promissory notes, bills of exchange, drafts, acceptances, orders for th payment of money, warehouse receipts, bills of lading, agreements to give security, assignments, transfer conveyances, hypothecs, mortgages, charges, pledges, securities and other agreements, documents an instruments as may be necessary or useful in connection with the borrowing of money by and other bankin business of the Corporation.

2. The Directors of the Corporation may from time to time issue, sell or pledge debt obligations o the Corporation, including without limitation, bonds, debentures, notes or other similar obligations of th Corporation whether secured or unsecured.

3. The Directors may authorize any one or more directors, officers, employees or agents of th Corporation to exercise any of the rights, powers and authorities conferred by this By-law upon th Directors.

4. The borrowing of money from the Bank from time to time heretofore under the authority of th Directors of the Corporation and the giving of security therefor are hereby ratified and confirmed.

5. This By-law shall continue in force as between the Corporation and the Bank until a By-law repealing this By-law shall have been validly passed and confirmed and a copy thereof, fully certified unde the seal of the Corporation shall have been delivered to the Bank and receipt thereof acknowledged by the Bank.

PASSED by the Directors and sealed with the Corporation's seal at Toronto the 20th day of June, 19 83

Corporate Seal

President
Milton E. Harris (President)

Secretary
Lorie Waisberg (Secretary)

LD 116

The foregoing By-law No. 14 is hereby consented to by all of the directors of the Corporation as evidenced by the signatures of all the directors hereto.

DATED the 20th day of June, 1983.

Milton E. Harris	James W. Leech
Neil Ivory	Cecil H. Franklin
Barrie D. Rose	Judd Buchanan

Geoffrey Jackson

The Certificate and Articles of Amalgamation issued by the Ministry of Consumer and Commercial Relations on the 1st day of September, 1984, provide that the by-laws of Harris Steel Group Inc. shall, so far as applicable, be the by-laws of the Corporation until repealed, amended, altered or added to. This By-law No. 13, being a by-law authorizing the borrowing of money and giving of security by Harris Steel Group Inc., is accordingly adopted by the directors of the Corporation as By-law No. 7 of the Corporation this 1st day of September, 1984.

President,	Secretary,
Milton E. Harris	Lorie Waisberg

The Certificate and Articles of Amalgamation issued by th Ministry of Consumer and Commercial Relations on the 1st day o September, 1984, provide that the by-laws of Harris Steel Grou Inc. shall, so far as applicable, be the by-laws of th Corporation until repealed, amended, altered or added to. Thi By-law No. 12, being a by-law authorizing the borrowing o money and giving of security by Harris Steel Group Inc., i accordingly adopted by the directors of the Corporation a By-law No. 6 of the Corporation this 1st day of September, 1984

President,
Milton E. Harris

Secretary,
Lorie Waisberg

13626 (Borrowing Authority)
Dominion, N.B.,
Ontario, P.E.I., Que. or
Saskatchewan Company

BY-LAW AUTHORIZING BORROWING AND PLEDGING

HARRIS STEEL GROUP INC.

(Name of Company)

Incorporated under THE COMPANIES ACT
(Name of Act)

BE IT AND IT IS HEREBY ENACTED as a By-law of the Company as follows:

BY-LAW NO. ~~13~~ 7

1. That the Directors of the Company may from time to time:

(a) borrow money upon the credit of the Company by obtaining loans or advances or by way of overdraft or otherwise;

(b) issue, sell or pledge securities of the Company including bonds, debentures, debenture stock, for such sums on such terms and at such prices as they may deem expedient;

(c) assign, transfer, convey, hypothecate, mortgage, pledge, charge or give security in any manner upon all or any of the real or personal, moveable or immoveable property, rights, powers, choses in action, or other assets, present or future, of the Company to secure any such securities or other securities of the Company or any money borrowed or to be borrowed or any obligations or liabilities as aforesaid or otherwise of the Company heretofore, now or hereafter made or incurred directly or indirectly or otherwise; and

(d) without in any way limiting the powers herein conferred upon the Directors, give security or promises to give security, agreements, documents and instruments in any manner or form under the Bank Act or otherwise to secure any money borrowed or to be borrowed or any obligations or liabilities as aforesaid or otherwise of the Company heretofore, now or hereafter made or incurred directly or indirectly or otherwise.

2. That any or all of the foregoing powers may from time to time be delegated by the Directors to any one or more of the directors or officers of the Company.

The foregoing By-law No. 13 is hereby consented to by all of the directors of the Corporation as evidenced by their respective signatures hereto.

DATED the 29th day of March, 1983.

Milton E. Marris

James W. Leech

Neil Ivory

Geoffrey Jackson

Cecil H. Franklin

Barrie D. Rose

Judd Buchanan

CREDIT LYONNAIS CANADA

Borrowing By-law — Incorporated Corporation

HARRIS STEEL GROUP INC.
Name of Incorporated Corporation

BY-LAW No. ~~=12=~~ 6

AUTHORIZING THE BORROWING OF MONEY AND GIVING OF SECURITY BY THE CORPORATION. BE IT ENACTED as a By-law of: HARRIS STEEL GROUP INC.
Name of Incorporated Corporation

1. That the Directors of the Corporation be and they are hereby authorized to borrow moneys from time to time from CREDIT LYONNAIS CANADA (hereinafter called "the Bank") upon the credit of the Corporation in such amounts as they deem proper, by way of overdraft or otherwise.

2. That any promissory notes or other negotiable paper (including renewals thereof in whole or in part) signed on behalf of the Corporation by the officer or officers of the Corporation authorized from time to time to sign instruments on its behalf and granted to the Bank for the moneys so borrowed and interest thereon as may be agreed upon, shall be binding upon the Corporation.

3. That the Directors may from time to time, if they see fit to do so, issue debentures or other securities of the Corporation and pledge or sell such debentures or other securities for such sums and at such prices or for such consideration as may be deemed expedient, and similarly may grant securities by way of mortgage, hypothecation or pledge covering all and any of the property and assets of the Corporation present and future as security for all and any moneys borrowed by the Corporation from the Bank or any other liability of the Corporation to the Bank, and any such mortgage, hypothecation or pledge shall be valid and binding upon the Corporation if signed by any of the officers authorized to sign negotiable instruments on the Corporation's behalf.

4. All contracts, deeds, grants, assurances and documents reasonably required by the Bank or its Counsel for all and any of the purposes aforesaid shall be executed and carried into effect by such officers of the Corporation as the Directors of the Corporation may from time to time designate by resolution; and when necessary the seal of the Corporation shall be affixed thereto.

5. This By-law shall be irrevocable until a by-law repealing this By-law shall have been enacted by the Directors of the Corporation and confirmed or sanctioned by the Shareholders thereof and a copy thereof duly certified under the seal of the Corporation delivered to the Bank, and meanwhile all the powers and authorities hereby conferred shall continue in force.

I CERTIFY that the foregoing By-law was duly ~~passed at a duly held meeting of the Board of~~ consented to by the signatures of Directors of the ~~above~~-named Corporation and was duly confirmed or sanctioned by the Shareholders of the Corporation in ~~accordance~~ with the Charter and By-laws of the Corporation as required by the laws governing the Corporation ~~and is~~ in full force and effect.

This ________ day of ____________ 19___.

____
Secretary
Lorie Waisberg

SEAL

The foregoing By-law No. 12 is hereby consented to by all of the directors of the Corporation as evidenced by their respective signatures hereto.

DATED the 28th day of March, 1983.

Milton E. Harris

James W. Leech

Neil Ivory

Geoffrey Jackson

Cecil H. Franklin

Barrie D. Rose

Judd Buchanan

RECEIVED

2005 OCT 18 P 12:43

The Certificate and Articles of Amalgamation issued by the Ministry of Consumer and Commercial Relations on the 1st day of September, 1984, provide that the by-laws of Harris Steel Group Inc. shall, so far as applicable, be the by-laws of the Corporation until repealed, amended, altered or added to. This By-law No. 9, being a by-law respecting the Deferred Profit Sharing Plan of Harris Steel Group Inc., is accordingly adopted by the directors of the Corporation as By-law No. 5 of the Corporation this 1st day of September, 1984.

President,	Secretary,
Milton E. Harris	Lorie Waisberg

HARRIS STEEL GROUP INC.

~~J. HARRIS & SONS, LIMITED~~

BY-LAW NO. ~~9~~ 5

DEFERRED PROFIT SHARING PLAN

WHEREAS By-Law No. 8, being the Deferred Profit Sh Plan of the Company, was enacted by the Directors of the Com at a meeting of the Board of Directors held at the Head Offi the Company on August 1st, 1967;

AND WHEREAS the said By-Law No. 8 was ratified and proved by the shareholders at the Annual Meeting of Sharehol held at London, Ontario, on the 24th day of November, 1967, ject to any variations which might be imposed by the Departm of National Revenue, and the shareholders at the said Annual Meeting authorized the Directors of the Company to make any amendments to the said By-Law No. 8 required by the Departme National Revenue without further approval and confirmation b shareholders;

AND WHEREAS the Department of National Revenue has quested certain changes to be made in By-Law No. 8, being th Deferred Profit Sharing Plan.

NOW THEREFORE to give effect to such amendments re by the Department of National Revenue, the said By-Law No. 8 hereby cancelled and replaced by the following, which is her enacted as By-Law No. 9 of J. HARRIS & SONS, LIMITED, which By-Law is the same as By-Law No. 8 except for the amendments requested by the Department of National Revenue.

ARTICLE 1.

INTERPRETATION: The following words and phrases, where used in this By-Law and or the Trust Agreement shall, unless there be something in the context inconsistent therewith, have the following meanings:

(a) "The Plan", "This Plan" and similar expressions refer to this Deferred Profit Sharing Plan.

(b) "The Employer" shall mean J. Harris & Sons, Limite or any successor Company.

(c) "The Employee" shall mean a person employed by the employer.

(d) "Trust Agreement" shall mean the Trust Agreement executed by the Employer to implement this Plan.

(e) "Trustees" shall mean the persons appointed as Trustees in the Trust Agreement or their successors.

(f) "Trust Fund", "The Fund" and similar expressions shall refer to the sums of money and property delivered to the Trustees, the investments made therewith and proceeds thereof and all earnings thereon, and the whol as more particularly described in Clause 1 of the Trust Agreement.

(g) "Plan Year" shall mean the Calendar Year.

(h) "Member" shall mean an Employee in respect of whom the Employer has made contributions to the Plan.

(i) "Member's Account" shall mean all contributions the Employer has made to the Plan that have been allocated to the individual beneficiary in respect of whom the amount was so paid plus any capital gains less any capital losses allocated to that Member including aliquot Net Earnings.

(j) "Net Earnings" shall mean all dividends, interest and investment income accruing to the Fund during a Plan Year, not including contributions by the Employer to the Fund and not including any Capital Gains accruin to the Fund.

(k) Words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and words importing persons shall include firms and corporations and vice versa.

ARTICLE 2.

ELIGIBILITY: Any Employee who has had at least twelve months of continuous service with the Employer and whos contributions to the prosperity and profits of the Employer has been of greater than average significance shall be eligible for membership in the Plan. The valu of such employee to the Employer for these purposes shall be determined by the Board of Directors and of the Employer based on recommendations from the Presiden of the Employer. The Employer may decide at any given time that an employee has ceased to be eligible for contributions under the Plan if a reduction in his contributions to the profits and prosperity of the Employe occurs.

ARTICLE 3.

ADMINISTRATION: The Employer shall, for the purpose of the Plan, establish the facts concerning all questio including eligibility, early or postponed retirement and the rates and amounts of the annual earnings of Members and shall conclusively decide all matters relat to the administration, operation, interpretation and co struction of the Plan except where the Plan specificall provides otherwise for any such matters in which case the specific provisions of the Plan shall govern.

All contributions of the Employer shall be made to the Trust Fund to be administered by the Trustees.

The Trustees shall maintain accounts showing the portio of the assets in the Trust Fund allocated to each membe and shall notify in writing each Member of the amount of his Member's Account within ninety (90) days followi the close of the Plan Year.

Each payment made under the Plan to the Trustees in trust for the benefit of the beneficiaries thereunder, shall be the aggregate of amounts each of which is required to be allocated by the Trustees in the year in which it is received by them, to the individual beneficiary in respect of whom the amount was so paid.

The amounts held by the Trustees for the benefit of beneficiaries thereunder that remained unallocated on December 31st, 1967, shall be allocated or re-allocate as the case may be, before 1969.

ARTICLE 4.

RETIREMENT BENEFITS: Upon a Member attaining his 65th birthday, which shall be his normal retirement date, h shall become eligible for Retirement Benefits. If retirement should be postponed to an older age, such pos ponement, as provided in Article 3, shall not be to a point beyond his 71st birthday. On retirement, all ve amounts held for the member retiring by the Trustees s be paid to the retiring member no later than ninety (9 days after the date of his retirement. Instead of receiving payment of a lump sum representing the vested amounts held for the retiring member, the retiring me shall have the option within ninety (90) days followi his retirement to elect to be paid the moneys vested him on retirement:

(a) in equal instalments payable not less frequently than annually over a period not exceeding 10 years from the day on which the amount became payable, or

(b) by the Trustees through transfer to a person licenced or otherwise authorized under the Laws of Canada or a Province to carry on in Canada an annuity business, to purchase for the Member an annuity commencing at a point not beyond his 71st birthday an annuity certain with a period not exceeding 15 years or a life annuity payable during his lifetime the guaranteed term of which if any, does not exceed 15 years.

In the event of the death of the Member after retirement and before all payments for the guaranteed term if any, have been paid, the payments from the remain of the guaranteed term shall be paid when due to the beneficiary designated by the Member or to the estat of the Member.

ARTICLE 5.

VESTING PRIOR TO RETIREMENT DATE OF THE MEMBER: Notwithstanding any other provision of the Plan, it is understood that full vesting in a Member of amounts allocated or reallocated to a Member's Account shal take effect at the end of 5 years after the end of t Plan Year in which the amount was allocated or reallocated to a Member, unless the Member ceases to b before that time, an employee of the Employer or of other employer who makes or has made payments under Plan, and that all amounts allocated or reallocated a Member's Account and not fully vested in him on tl

date of his retirement on account of age or disability, shall then fully vest in him but, in respect of any amount in a specific Member's Account which is not fully vested in the Member, the Board of Directors of the Employer may at any time prior to the date of a Member's retirement date, order, by resolution of the Board of Directors that full or partial vesting shall take effect.

ARTICLE 6.

CESSATION OF MEMBERSHIP IN THE PLAN:

(a) In the event of the death of the Member prior to retirement all amounts vested in the Member shall be payable within 90 days after his death to the beneficia designated by the Member or to the estate of the Member

(b) In the event that the Member ceases to be an employee of the Employer, all amounts vested in the Member shall be payable to the Member within 90 days after he ceases to be so employed.

(c) In the event of termination or winding up of the Plan, all amounts in a Member's Account shall vest in him and be payable to him within 90 days after such termination or winding up of the Plan.

Under (b) and (c), in lieu of payment in one sum, the Member may elect to receive all or any part of the amount payable to him:

(i) In equal instalments payable not less frequently than annually over a period not exceeding 10 years from the date on which the amount became effective, or

(ii) By the Trustees through transfer to a person licenced or otherwise authorized under the Laws of Canada or a Province to carry on in Canada an annuity business, to purchase for the Member an annuity commencing at a point not later than his 71st birthday, an annuity certain with a period not exceeding 15 years or a life annuity payable during his lifetime, the guaranteed term of which, if any, does not exceed 15 years.

In the event of a Member ceasing to be a Member by virtue of Article 6 (a) or 6 (b) above, any amount not vested in the Member shall be reallocated, within 90 days after the end of the Plan Year in which any such amount becomes available for reallocation, to the Members at the close of such Plan Year, in proportion that each Member's Account bears to the total Fund, or in such manner as the Board of Directors of the Employer by resolution shall determine from time to time consistent with the intent of the Plan which is to reward those employees whose contributions to the prosperity and profits of the Employer has been of greater than average significance.

ARTICLE 7.

ALLOCATION OF EARNINGS AND LOSSES: All Net Earnings, Capital Gains and Capital Losses of the Fund shall be allocated to each Member's Account on or before a day 90 days after the end of the Plan Year, in which they were received in the same proportion that each Member's Account bears to the total Fund.

ARTICLE 8.

CESSATION OF ELIGIBILITY: Should the Employer determin that a Member is no longer eligible for further contributions from the Employer, such Member's Account shall remain in the Fund until such Member attains the age of sixty-five (65) or ceases to be a Member as provided in Article 6, whichever first occurs. Such Member's Account shall continue to receive an allocation of Net Earnings, Capital Gains and Capital Losses as set out in Article 7, as well as reallocation as set out in Article 6, and such Member shall be eligible for Retirement Benefits as set out in Article 4.

ARTICLE 9.

CONTRIBUTIONS TO THE TRUST FUND: The Employer shall make its contributions to the Trust Fund within 120 days after the close of the Fiscal Year of the Employer out of which such contributions develop, commencing with the Fiscal Year ending on the 30th day of June, 1967. The amount of such contributions shall be that which in the opinion of the Board of Directors of the Employer is warranted by the prosperity and profits of the Employer. The amount allocated to each Member's Account shall be as determined by the Board of Directors of the Employer in their absolute discretion but shall not, in any event, exceed in any year the lesser of the amount paid in respect of that employee, $1,500.00 less any current service contribution to any registered pension plan of the Employer in respect to such Member in that year or 20% of the salary or wages paid in that year to the employee by the Employer.

ARTICLE 10.

ASSIGNMENT OF BENEFITS: The assignment or surrender of any benefit under the Plan shall not be permitted, nor shall such benefit be subject to transfer or be otherwise alienable either by voluntary or involuntary act of a Member or of his estate or by operation of law nor subject to attachment, execution, garnishment, sequestration or other seizure under any legal, equitable or other process.

ARTICLE 11.

PROOF OF AGE: No retirement benefits shall be remitted to any Member until satisfactory proof of such Member's age has been furnished to the Employer.

ARTICLE 12.

RIGHT TO MODIFY OR DISCONTINUE PLAN: The Employer ha made every effort to develop this Plan as a safeguard for its employees and as an undertaking which will me future conditions insofar as they can be anticipated the present time. The Employer expects to continue t Plan indefinitely but necessarily must reserve the ri to modify the Plan in any way or to discontinue the P in whole or in part, if the circumstances, in the jud of the Employer, warrant such action. Such modificat or discontinuance will not reduce the benefits of any Member of the Fund.

ARTICLE 13.

TERMINATION OF PLAN: This Plan shall terminate upon winding up of the Employer corporation, unless it be transferred to another corporation, or upon the direc of the Employer to the Trustees to terminate the Plan The Trustees shall then convert into cash, and/or negotiable securities all the assets of the Plan to be distributed amongst the then Members of the Plan, each of whom shall receive the amount in his Member's Account to discharge his interest in the Plan. The Trustees shall liquidate the Fund completely by this distribution and shall complete and file any forms and withhold any tax that may be required by the Government of Canada.

ARTICLE 14.

INVALIDITY OF ANY PROVISION: If any provision of the Plan ever be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if such illegal or invalid provisions had never been inserted therein.

ARTICLE 15.

EFFECTIVE DATE: The Plan shall enter into effect on the 1st day of August, 1967, and the terms of this By Law incorporating the amendments required by the Department of National Revenue shall apply to the Pla and after August 1st, 1967. This By-Law incorporatin the said amendments shall replace By-Law No. 8.

ARTICLE 16.

EFFECT OF HEADINGS: The headings of all the precedin

Articles are inserted for convenience of reference only and shall not affect the construction or interpretation of the various provisions of the Plan.

ENACTED this 9th day of September 1968.

AS WITNESS the Corporate Seal of the Company.

President

Secretary

HARRIS STEEL GROUP INC.
~~J. HARRIS & SONS LIMITED~~

BY-LAW NO. ~~5~~- 4

EXECUTION OF INSTRUMENTS

London, O
June 26,

36. Contracts, documents or instruments in writing requiring t
signature of the Company may be signed by the President or a Vice-Pr
dent or a Director and the Secretary or the Treasurer or an Assistan
Secretary or an Assistant Treasurer or another Directory and all con
documents and instruments in writing so signed shall be binding upon
Company without any further authorization or formality. The board o
directors shall have power from time to time by resolution to appoin
any officer or officers or any person or persons on behalf of the Co
either to sign contracts, documents and instruments in writing gener
or to sign specific contracts, documents or instruments in writing.

The seal of the Company may when required be affixed to co
tracts, documents and instruments in writing signed as aforesaid or
any officer or officers, person or persons, appointed as aforesaid
resolution of the board of directors.

The term "contracts, documents or instruments in writing"
used in this by-law shall include deeds, mortgages, hypothecs, char
conveyances, transfers and assignments of property real or personal,
immovable or movable, agreements, releases, receipts and discharges
the payment of money or other obligations, conveyances, transfers a
assignments of shares, stocks, bonds, debentures or other securitie
all paper writings.

In particular without limiting the generality of the fore
any one of the President, Vice-President, Secretary, Treasurer or a
Director shall have authority to sell, assign, transfer exchange, c
or convey any and all shares, stocks, bonds, debentures, rights, w

OR OTHER SECURITIES OWNED BY OR REGISTERED IN THE NAME OF THE COMPANY TO SIGN AND EXECUTE (UNDER THE SEAL OF THE COMPANY OR OTHERWISE) ALL ASSIGNMENTS, TRANSFERS, CONVEYANCES, POWERS OF ATTORNEY AND OTHER INS MENTS THAT MAY BE NECESSARY FOR THE PURPOSE OF SELLING, ASSIGNING, TR FERRING, EXCHANGING, CONVERTING OR CONVEYING ANY SUCH SHARES, STOCKS, BONDS, DEBENTURES, RIGHTS, WARRANTS OR OTHER SECURITIES.

CERTIFIED A TRUE COPY STILL IN FULL FORCE AND EFFECT.

HARRIS STEEL GROUP INC.

~~J. HARRIS & SONS, LIMITED~~

BY-LAW NO. 3

RESPECTING THE BORROWING OF MONEY BY THE COMPANY

WHEREAS it is necessary for the purposes of the Compar to borrow money on the credit of the Company from time to ti from one of the Chartered Banks of Canada:

THEREFORE BE IT ENACTED by the Directors of the Compar as a By-law thereof:

1. That the Directors of the Company be and they are here authorized to borrow money from time to time from the Imperi Bank of Canada upon the credit of the Company either by crea an overdraft or otherwise.

2. That promissory notes or other negotiable paper may be signed on behalf of the Company by the Secretary or other of of the Company authorized from time to time to sign negotiab instruments on its behalf for the money so borrowed and inte thereon as may be agreed upon, and the same and all renewals thereof shall be binding upon the Company without the Bank r quiring evidence of any resolution of the Directors.

3. That the Directors may from time to time, if they see so to do, assign, transfer, hypothecate, mortgage or pledge or any of the assets of the Company, to secure any moneys so borrowed from the said Bank and interest thereon and all suc securities shall be valid and binding upon the Company if si by any of the officers authorized to sign negotiable instru on the Company's behalf without the Bank requiring evidence any resolution of the Directors.

4. The Directors may from time time authorize any officer officers of the Company to make arrangements with the said with reference to the moneys from time to time to be borrow as aforesaid, and as to the terms and conditions of the loan thereof, and as to the securities to be given therefor, and such officer shall have authority from time to time to vary modify such arrangements, terms and conditions, and to give additional security for any moneys remaining due.

5. All contracts, deeds, grants, assurances and document reasonably required by said Bank, or its Counsel, for all o any of the purposes aforesaid, shall be executed and carrie into effect by the proper officers of the Company, and when necessary the Seal of the Company shall be affixed thereto.

6. This By-law when sanctioned by the Shareholders shall irrevocable until a By-law repealing the same shall have be sanctioned by the Shareholders, and a copy thereof, duly ce fied under the Seal of the Company, delivered to the said B and meanwhile all the powers and authorities conferred shal continue in force.

ENACTED this 29th day of May, 1955.

WITNESS the Corporate Seal of the Company.

.... President

.... Secretary

The Certificate and Articles of Amalgamation issued by the Ministry of Consumer and Commercial Relations on the 1st day of September, 1984, provide that the by-laws of Harris Steel Group Inc. shall, so far as applicable, be the by-laws of the Corporation until repealed, amended, altered or added to. This By-law No. 5, being a by-law respecting execution of instruments by Harris Steel Group Inc., is accordingly adopted by the directors of the Corporation as By-law No. 4 of the Corporation this 1st day of September, 1984.

President,	Secretary,
Milton E. Harris	Lorie Waisberg

The Certificate and Articles of Amalgamation issued by the Ministry of Consumer and Commercial Relations on the 1st day of September, 1984, provide that the by-laws of Harris Steel Group Inc. shall, so far as applicable, be the by-laws of the Corporation until repealed, amended, altered or added to. This By-law No. 2, being a by-law respecting borrowing by Harris Steel Group Inc., is accordingly adopted by the directors of the Corporation as By-law No. 2 of the Corporation this 1st day of September, 1984.

President,
Milton E. Harris

Secretary,
Lorie Waisberg

HARRIS STEEL GROUP INC.

~~J. HARRIS & SONS, LIMITED~~

BY-LAW NUMBER TWO

BE IT ENACTED as a by-law of the Company that:

1. The Directors may from time to time

(a) Borrow upon the credit of the Company;
(b) Limit or increase the amount to be borrowed; and
(c) Hypothecate, mortgage or pledge the real or personal property of the Company, or both, and give promises, agreements to give security or to secure any money borrowed for the purposes of the Company, also may give additional security at any time for any money borrowed or remaining due by the Company.

2. Either the President or the Secretary-Treasurer may make arrangements with reference to the money borrowed or t be borrowed, as aforesaid, and as to the terms and conditio of the loan thereof, and as to the securities to be given therefor, with the power to vary or modify such arrangement terms and conditions and to give such additional security for any monies borrowed or remaining due by the Company as the Directors of the Company may have authorized and genera to manage, transact and settle the banking and financial business of the Company.

3. Either the President or the Secretary-Treasurer may sig execute and deliver on behalf of the Company all documents, agreements, deeds, mortgages and promises necessary or desirable for the purposes aforesaid and may draw, make, accept, endorse, execute and issue cheques and promissory notes, bills of exchange, bills of lading and other negotia instruments or transferable instruments and the same in all renewals thereof or substitutions therefor signed thus be binding upon the Company.

4. The powers hereby conferred shall be deemed to be in supplement of and not in substitution for any powers to borrow money for the purpose of the Company possessed by its directors or officers, independently of a borrowing by-law.

5. The approval of the President or the Secretary/Treasure to any amendment or variation, additional amplification in the fo of any of the mortgages or securities as mentioned in the immediately preceding paragraph shall be conclusively prove by the fact of his execution of such indenture or document and shall conclusively prove the passing of a resolution o the directors authorizing such, if any such authorization i necessary.

ENACTED this 29th day of May A. D. 1953.

WITNESS the Corporate Seal of the Company.

.... President C/S .... Secretary

The Certificate and Articles of Amalgamation issued by the Ministry of Consumer and Commercial Relations on the 1st day of September, 1984, provide that the by-laws of Harris Steel Group Inc. shall, so far as applicable, be the by-laws of the Corporation until repealed, amended, altered or added to. This By-law No. 3, being a by-law respecting borrowing of money by Harris Steel Group Inc., is accordingly adopted by the directors of the Corporation as By-law No. 3 of the Corporation this 1st day of September, 1984.

President,
Milton E. Harris

Secretary,
Lorie Waisberg

BY-LAW NO. ~~11~~ 1

Being a by-law relating generally to the transaction of the business and affairs of ~~J. HARRIS & SONS, LIMITED~~ HARRIS STEEL GROUP INC.

BE IT ENACTED as a by-law of ~~J. HARRIS & SONS, LIMITED~~ HARRIS STEEL GROUP INC. (the "Corporation") as follows:

ARTICLE I

INTERPRETATION

1.01 In this by-law and all other by-laws and special resolutions of the Corporation, unless the context otherwise requires:

(a) "Act" means The Business Corporations Act (Ontario), as from time to time amended and any act that may be substituted therefor;

(b) "articles" means the articles of incorporation of the Corporation as from time to time amended, supplemented or restated;

(c) "board" means the board of directors of the Corporation

(d) "by-law" means any by-law of the Corporation, including any special by-law from time to time in force and effec

(e) "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in The Interpretation Act (Ontario);

(f) "meeting of shareholders" includes an annual or other general meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" includes a meeting of any class or classes of sharehold as well as a special general meeting of shareholders;

(g) "recorded address" means, in the case of a shareholder, his address as recorded in the register of shareholders and, in the case of a director, officer, auditor or mem of a committee of the board, his address as recorded in the records of the Corporation; and

(h) "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the

Corporation by Section 2.01 of this by-law or by a resolution passed pursuant thereto.

1.02 Except as otherwise defined in Section 1.01 of this by-law, words and expressions defined in the Act have the same meanings when used herein.

1.03 In every by-law and special resolution of the Corporation, words importing the singular number include the plural and vice versa; words importing the masculine gender include the feminine and neuter genders; and words importing persons include individuals, bodies corporate, partn trusts and unincorporated organizations. Whenever reference is made in any by-law or special resolution of the Corporation to any statute or section thereof, such reference shall be deemed to extend and apply to any amendment to or re-enactment of such statute or section, as the case may be.

ARTICLE II

BUSINESS OF THE CORPORATION

2.01 Execution of Instruments. - Deeds, transfers, assignme contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by two persons, one of whom holds the office of chairman of the board, preside vice-president, general manager or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-law or the board. In addition, the board may from time to time direct by resolution the manne in which and the person or persons by whom any particular inst or class of instruments may or shall be signed. Any signing officer may affix the corporate seal thereto.

2.02 Banking Arrangements. - The banking business of the Corporation shall be transacted with such banks, trust compani or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of power as the board may from time to time prescribe or authorize.

2.03 Voting Rights in Other Bodies Corporate. - The signing officers of the Corporation may execute and deliver instrument of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers signing or arranging for them. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.04 Withholding Information from Shareholders. - No share holder shall be entitled to discovery of any information resp any details or conduct of the Corporation's business which, i opinion of the board, it would be inexpedient in the interest of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether an to what extent and at what time and place and under what cond or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspe any account, record or document of the Corporation except as conferred by the Act or authorized by the board.

ARTICLE III

BORROWING AND SECURITIES

3.01 Borrowing Power. - The board may from time to time, i such amounts and on such terms as it deems expedient:

(a) borrow money on the credit of the Corporation;

(b) issue, sell or pledge debt obligations (including bon debentures, notes or other similar obligations, secur or unsecured) of the Corporation;

(c) charge, mortgage, hypothecate or pledge all or any of currently owned or subsequently acquired real or pers movable or immovable property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any mo borrowed, or other debt or liability of the Corporati

3.02 Delegation. - The board may from time to time delegat such one or more of the directors and officers of the Corpora as may be designated by the board all or any of the powers conferred on the board by Section 3.01 to such extent and in such manner as the board shall determine at the time of each delegation.

ARTICLE IV

LOANS TO SHAREHOLDERS, DIRECTORS OR EMPLOYEES

4.01 The Corporation may from time to time:

(a) make loans to bona fide full-time employees of the Cor poration whether or not they are shareholders or direc with a view to enabling them to purchase or erect dwel houses for their own occupation, and may take from suc employees mortgages or other security for the repaymer such loans;

(b) provide, in accordance with a scheme for the time beir in force, money by way of loan for the purchase of or scription for shares of the Corporation by trustees, t be held by or for the benefit of bona fide employees c Corporation, whether or not they are shareholders or directors;

(c) make loans to bona fide employees of the Corporation, than directors, whether or not they are shareholders,

(d) so long as it is not offering its securities to the pu give directly or indirectly by means of a loan, guaran the provisionof security or otherwise, financial assis to any of its shareholders or directors with a view to enabling them to purchase issued shares of the Corpora

ARTICLE V

DIRECTORS

5.01 Number of Directors and Quorum. - Until changed in acc with the Act, the board shall consist of seven directors of wh shall constitute a quorum for the transaction of business.

5.02 Qualification. - A director need not be a shareholder

5.03 Election and Term. - The election of directors shall place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shal be eligible for re-election. The election may be by a show c hands or by a resolution of the shareholders unless a poll is required or demanded. If an election of directors is not hel at the proper time, the directors shall continue in office ur their successors are elected.

5.04 Removal of Directors. - The shareholders, by resoluti passed by a majority of the votes cast thereon at a meeting c shareholders called for that purpose, may remove any director before the expiration of his term of office and may elect any person in his stead for the remainder of his term.

5.05 Vacation of Office. - The office of a director shall vacated if he shall be removed from office by resolution of t shareholders as provided in Section 5.04 or if by notice in writing to the Corporation he resigns his office and such res nation, if not effective immediately, becomes effective in accordance with its terms.

5.06 Vacancies. - If a vacancy shall occur in the board, t remaining directors if constituting a quorum may appoint a qualified person to fill the vacancy for the remainder of the term. In the absence of a quorum the remaining directors sha forthwith call a meeting of shareholders to fill the vacancy. Where the number of directors is increased in accordance with Act, the vacancies resulting from such increase may be filled by election at a general meeting of shareholders duly called that purpose.

5.07 Action by the Board. - The board shall manage or supe vise the management of the affairs and business of the Corpor The powers of the board may be exercised by a meeting at whic a quorum of directors is present or by by-law or resolution consented to by the signatures of all the directors then in c if constituting a quorum. Where there is a vacancy or vacanc in the board, the remaining directors may exercise all the pc of the board so long as a quorum remains in office.

5.08 Place of Meetings. - Meetings of the board shall be h at the head office of the Corporation or elsewhere in Ontario if the board so determines or all absent directors consent, a some place outside Ontario: provided, however, that a majorit of the meetings of the board in any financial year shall be h at a place within Canada.

5.09 Calling of Meetings. - Meetings of the board shall [illegible] held from time to time at such place (subject to Section 5.[illegible] at such time and on such day as the board, the chairman of [illegible] board, the president or any two directors may determine. N[illegible] of the time and place of every meeting so called shall be g[illegible] in the manner provided in Article XII to each director (a) n[illegible] less than 48 hours before the time when the meeting is to b[illegible] if the notice is mailed, or (b) not less than 24 hours befo[illegible] time when the meeting is to be held if the notice is given personally or is delivered or is sent by any means of trans[illegible] or recorded communication; provided that no notice of a mee[illegible] shall be necessary if all the directors in office are prese[illegible] if those absent waive notice of or otherwise consent to suc[illegible] meeting being held.

5.10 Meetings by Telephone. - Where all the directors ha[illegible] consented thereto, any director may participate in a meetin[illegible] the board of directors or of the executive committee by mea[illegible] conference telephone or other communications equipment by m[illegible] which all persons participating in a meeting can hear each

5.11 First Meeting of New Board. - Provided a quorum of directors is present, each newly elected board may without hold its first meeting immediately following the meeting of holders at which such board is elected.

5.12 Regular Meetings. - The board may appoint a day or in any month or months for regular meetings at a place and to be named. A copy of any resolution of the board fixing place and time of regular meetings of the board shall be se[illegible] to each director forthwith after being passed, but no other shall be required for any such regular meeting.

5.13 Chairman. - The chairman of the board (if any), or his absence, the President, or in their absence a vice-pres[illegible] who is a director shall be the chairman of any meeting of t[illegible] board. If no such officer is present, the directors presen[illegible] shall choose one of their number to be chairman.

5.14 Votes to Govern. - At all meetings of the board eve[illegible] question shall be decided by a majority of the votes cast c[illegible] question. In case of an equality of votes the chairman of meeting shall be entitled to a second or casting vote.

5.15 Conflict of Interest. - A director shall not be dis[illegible] by reason of his office from contracting with the Corporati[illegible] Subject to the provisions of the Act, a director shall not reason only of his office be accountable to the Corporatio[illegible] to its shareholders for any profit or gain realized from a or transaction in which he has an interest, and such contr[illegible] transaction shall not be voidable by reason only of such i[illegible] provided that, if a declaration and disclosure of such int[illegible] is required by the Act, such declaration and disclosure sh[illegible] have been made and the director shall have refrained from [illegible] as a director on the contract or transaction.

5.16 Remuneration and Expenses. - Each director may be [illegible] amount of $5,000 per annum as remuneration for his services as a director. The amount and manner of payment of any su[illegible]

remuneration shall be determined by the board from time to tim The directors shall be entitled to be reimbursed for travellin and other expenses properly incurred by them in attending meet of shareholders, the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor. The directors may by resolution award special remun ation to any director undertaking any special services on the Corporation's behalf other than work required of him as a dire of the Corporation and the confirmation of any such resolution or resolutions by the shareholders shall not be required.

ARTICLE VI

COMMITTEES

6.01 Executive Committee. - Whenever the board consists of more than six directors the board may elect from among its num an executive committee to be composed of not fewer than three directors, which committee may exercise all the powers of the board, subject to any restrictions imposed from time to time b the board.

6.02 Audit Committee. - The board shall elect annually from among its number an audit committee to be composed of not fewe than three directors, of whom a majority shall not be officers or employees of the Corporation or an affiliate of the Corpora The audit committee shall have the powers and duties provided the Act.

6.03 Advisory Committees. - The board may from time to time elect or appoint such other committees as it may deem advisabl but the functions of any such other committees shall be adviso only.

6.04 Procedure. - Unless otherwise ordered by the board, eac committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate procedure.

ARTICLE VII

OFFICERS

7.01 Election or Appointment. - From time to time the board shall elect or appoint a president and a secretary, and may ele or appoint one or more vice-presidents (to which title may be added words indicating seniority or function), a general manager, a treasurer and such other officers as the board may determine, including one or more assistants to any of the offic

so elected or appointed. The officers of the Corporation (incl the President) may but need not be directors. One person may h more than one office.

7.02 Chairman of the Board. - From time to time the board may also elect or appoint a chairman of the board from among the directors. If so elected or appointed, the chairman of the board shall preside at all meetings of the board and in the absence of the president shall preside at meetings of the shareholders. In addition, the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the president, and he shall have such other powers and duties as the board may prescribe.

7.03 President. - The president shall be the chief executive officer of the Corporation and, subject to the authority of the board, shall have general supervision of the affairs and business of the Corporation. The president, when present, shal preside at all meetings of shareholders. The president shall also have the power to appoint and remove any and all employees and agents of the Corporation not elected or appointed by the board and to settle the terms of their employment and remunerat The president shall also have such other powers and duties as the board may from time to time prescribe.

7.04 Vice-President. - During the absence or disability of the president, his duties shall be performed and his powers exercised by the vice-president or, if there are more than one, by the vice-president designated from time to time by the board or the president. A vice-president shall have such other power and duties as the board or the president may prescribe.

7.05 Secretary. - The secretary shall attend and be the secretary of all meetings of the board, shareholders and committee of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to directors, shareholders, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, docu ments and instruments belonging to the Corporation except when some other officer or agent has been appointed for that purpose and he shall have such other duties as the board or the preside may prescribe.

7.06 Treasurer. - The treasurer shall keep proper accounting records in compliance with the Act and, under the direction of the board, shall control the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporat he shall render to the board whenever required an account of al his transactions as treasurer and of the financial position of the Corporation; and he shall have such other duties as the boa or the president may prescribe.

7.07 Duties of Other Officers. - The duties of all other officers of the Corporation shall be such as the terms of their engagement call for or as the board or the president may prescr Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the president otherwise directs.

7.08 Variation of Duties. - From time to time the board may vary, add to or limit the powers and duties of any officer.

7.09 Term of Office. - The board may remove at its pleasure any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer elected or appointed by the board shall hold office unt his successor is elected or appointed.

7.10 Terms of Employment and Remuneration. - The terms of employment and the remuneration of officers elected or appointe by the board shall be settled by it from time to time.

7.11 Agents and Attorneys. - The board shall have power from time to time to appoint agents or attorneys for the Corporation in or out of Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

7.12 Fidelity Bonds. - The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their duties, in such form and with such surety as the board may from time to time prescribe.

ARTICLE VIII

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

8.01 Limitation of Liability. - No director or officer of th Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through th insufficiency or deficiency of title to any property acquired b order of the board for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon whic any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgement or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office

or in relation thereto, unless the same are occasioned by his (wilful neglect or default, provided that nothing herein shall relieve any director or officer of any liability imposed upon l by the Act.

8.02 Indemnity. - Subject to the limitations contained in tl Act, every director and every officer of the Corporation and every other person who has undertaken or is about to undertake any liability on behalf of the Corporation or any body corpora controlled by it and his heirs, executors, administrators and other legal personal representatives shall, from time to time, be indemnified and saved harmless by the Corporation from and against:

(a) any liability and all costs, charges and expenses that he sustains or incurs in respect of any action, suit o: proceeding that is proposed or commenced against him f(or in respect of anything done or permitted by him in respect of the execution of the duties of his office;

(b) all other costs, charges and expenses that he sustains or incurs in respect of the affairs of the Corporation

8.03 Insurance. - Subject to the limitations contained in t Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as the board may from time to time determine.

ARTICLE IX

SHARES

9.01 Allotment. - Subject to the Articles, the board may fr time to time allot or grant options to purchase the whole or a part of the authorized and unissued shares of the Corporation, including any shares created by articles of amendment increasi or otherwise varying the capital of the Corporation, in such manner and to such persons or class of persons as the board sh by resolution determine, provided that no share shall be issue until it is fully paid as provided by the Act.

9.02 Commissions and Discounts. - The board may from time t time authorize the payment of commissions or the allowance of discounts to persons in consideration of their subscribing or agreeing to subscribe, whether absolutely or conditionally, fc shares in the Corporation, or procuring or agreeing to procure subscriptions, whether absolute or conditional, for such share but no such commission or discount shall exceed 25 per cent oi amount of the subscription price.

9.03 Transfer Agents and Registrars. - The board may from time to time by resolution appoint a transfer agent to keep tl

register of holders of shares of any class or series and the register of transfers of such shares and may also appoint one o. more branch transfer agents to keep branch registers. With res| to any register or branch register the board may also appoint a registrar who may but need not be the same person as the transf agent. The board may at any time terminate the appointment of any transfer agent or registrar.

9.04 Registration of Transfer. - Subject to the provisions o the Act, no transfer of shares shall be registered in a registe: of transfers or branch register of transfers except upon surren of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointe together with such assurance or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, and upon payment of all applicable taxes, an compliance with and satisfaction of such restrictions on transf as are authorized by the articles.

9.05 Non-recognition of Trusts. - The Corporation shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by statute, be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any share or to recognize any other claim to or interest in such share on the part of any person other than the registered holder thereof.

9.06 Share Certificates. - Every holder of one or more fully paid shares of the Corporation shall be entitled, without payme to a share certificate stating the number and class or series of shares held by him as shown by the register, and stating tha such shares are fully paid. Share certificates shall be in suc form as the board shall from time to time approve. They shall be signed in accordance with section 2.01 and need not be under the corporate seal; provided that, unless the board otherwise orders, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not va: unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers may be mechanically reproduced in facsimile upon share certificates an every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduce: and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one o: both of the officers whose signature (whether manual or facsimi. appears thereon no longer holds office at the date of issue or delivery of the certificate.

9.07 Replacement of Share Certificates. - The board or any officer or agent designated by the board may in its or his dis cretion direct the issue of a new share certificate in lieu of a share certificate that has been mutilated or in substitution for a share certificate that has been lost, apparently destroy or wrongfully taken on payment of such fee, not exceeding $1, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case

9.08 Joint Shareholders. - If two or more persons are regis tered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such perso shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capit or other money payable or warrant issuable in respect of such share.

9.09 Deceased Shareholders. - In the event of the death of holder, or of one of the joint holders, of any share, the Corp ation shall not be required to make any entry in the register shareholders in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonal requirements of the Corporation and its transfer agent.

ARTICLE X

DIVIDENDS AND RIGHTS

10.01 Cash Dividends. - Subject to the provisions of the Act and the Articles, the board may from time to time declare divi payable to the shareholders according to their respective right and interests in the Corporation. Any dividend so declared may be paid in cash or in property not exceeding the value of the amount of the dividend.

10.02 Stock Dividends. - For the amount of any dividend that the Board may lawfully declare payable in money, it may declare a stock dividend and issue therefor shares of the Corporation a fully paid.

10.03 Dividend Cheques. - A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of the to the order of each registered holder of shares of the class series in respect of which it has been declared and mailed by ordinary mail, postage prepaid, to such registered holder at hi address appearing on the register of shareholders, unless such holder otherwise directs. In the case of joint holders the che

shall, unless such joint holders otherwise direct, be made paya to the order of all of such joint holders and mailed to them at the address appearing on the register of shareholders in respec of such joint holding, or to the first address so appearing if there are more than one. The mailing of such cheque as aforesa unless the same be not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

10.04 Non-receipt of Cheques. - In the event of non-receipt o any dividend cheque by the person to whom it is sent as aforesa the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the boa may from time to time prescribe, whether generally or in any particular case.

10.05 Record Date for Dividends and Rights. - The board may f in advance a date, preceding by not more than 31 days the date for the payment of any dividend or the date for the issue of an warrant or other evidence of right to subscribe for securities the Corporation as a record date for the determination of the persons entitled to receive payment of such dividend or to exer the right to subscribe for such securities. In every such case only such persons as shall be shareholders of record at the clo of business on the record date so fixed shall be entitled to receive payment of such dividend or to exercise the right to subscribe for such securities and to receive the warrant or oth evidence in respect of such right, notwithstanding the transfer or issue of any shares after the record date so fixed.

10.06 Unclaimed Dividends. - Any dividend unclaimed after a period of 12 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE XI

MEETINGS OF SHAREHOLDERS

11.01 Annual Meetings. - The annual meeting of shareholders shall be held at such time and on such day in each year as the board, the chairman of the board or the president may from time to time determine, for the purpose of receiving the reports and statements required by the Act to be laid before the annual meeting, electing directors, appointing auditors and fixing or authorizing the board to fix their remuneration, and for the transaction of such other business as may properly be brought before the meeting.

11.02 Special Meetings. - The board, the chairman of the board or the president shall have power to call a special meeti of shareholders at any time.

11.03 Place of Meetings. - Meetings of shareholders shall be

held at the head office of the Corporation or elsewhere in the municipality in which the head office is situate or at such oth place or places outside Ontario as the articles permit or, if t board shall so determine, at some other place in Ontario.

11.04 Notice of Meetings. - Notice of the time and place of each meeting of shareholders shall be given in the manner provi in Article XII not less than 21 nor more than 50 days before the date of the meeting to each shareholder who at the close of business on the record date for notice is entered in the regist of shareholders as the holder of one or more shares carrying th right to vote at the meeting. Notice of a special meeting of shareholders shall state the general nature of the business to be transacted at it. The auditors of the Corporation are entit to receive all notices and other communications relating to any meeting of shareholders that any shareholder is entitled to receive.

11.05 Record Date for Notice. - The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting. If no such record date for notice is fixed by the board, the record date for notice shall be at the close of busi on the day next preceding the day on which notice is given.

11.06 Meetings without Notice. - A meeting of shareholders ma be held without notice at any time and at any place permitted b the Act or the articles (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or i those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors are present or waive notice of or otherwise consent to such meeting being held; and at such meeting any business may b transacted which the Corporation at a meeting of shareholders m transact.

11.07 Chairman, Secretary and Scrutineers. - The president or some other person (who need not be an officer, director or shareholder of the Corporation) designated by the president or the board shall be chairman of any meeting of shareholders. If no such person is present within 15 minutes from the time fixe for holding the meeting, the persons present and entitled to vo shall choose one of their number to be chairman. If the secre of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need no be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

11.08 Persons Entitled to be Present. - The only persons entitled to attend a meeting of shareholders shall be those

entitled to vote thereat, the auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

11.09 Quorum. - A quorum for the transaction of business at any meeting of shareholders shall be 2 persons present in pers each being a shareholder entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled.

11.10 Right to Vote. - At any meeting of shareholders every person shall be entitled to vote who, at the time of the takin of the vote (or, if there is a record date for voting, at the close of business on such record date), is entered in the regi of shareholders as the holder of one or more shares carrying tl right to vote at such meeting, subject to the provisions of th Act as to shares that have been mortgaged or hypothecated.

11.10 Record Date for Voting. - The board may fix in advance a date, preceding the date of any meeting of shareholders by n more than 48 hours, excluding non-business days, for the deter mination of the shareholders entitled to vote at the meeting. record date for voting at a meeting of shareholders shall be specified in the notice calling the meeting or in the informat circular relating thereto.

11.12 Proxies. - Every shareholder entitled to vote at a mee of shareholders may appoint a person, who need not be a shareh as his proxy to attend and act for him at the meeting in the manner, to the extent and with the power conferred by the inst appointing him. An instrument appointing a proxy shall be in writing executed by or on behalf of the appointor and shall conform with the requirements of the Act.

11.13 Time for Deposit of Proxies. - The board may fix in advance a time, preceding the time of any meeting or adjourned meeting of shareholders by not more than 48 hours, excluding non-business days, before which time instruments appointing proxies must be deposited. An instrument appointing a proxy shall be acted upon only if, prior to the time so fixed and specified in the notice calling the meeting or in the informat circular relating thereto, it shall have been deposited with t Corporation or an agent thereof specified in such notice or information circular or if no such time is specified in such notice or information circular, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting

11.14 Personal Representative. - If the shareholder of recor is deceased, his personal representative, upon filing with the

secretary of the meeting sufficient proof of his appointment, shall be entitled to exercise the same voting rights at any meeting of shareholders as the shareholder of record would have been entitled to exercise if he were living and for the purpose of the meeting shall be considered a shareholder. If there is more than one personal representative the provisions of Section 11.15 shall apply.

11 15 Joint Shareholders. - If shares are held jointly by two or more persons, any one of them present in person or represent by proxy at a meeting of shareholders may, in the absence of the other or others, vote thereon; but if more than one of them shall be present in person or represented by proxy, they shall vote together as one on the shares jointly held by them.

11.16 Votes to Govern. - At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

11.17 Show of Hands. - Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a poll thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a poll thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question and the result of the vote so taken shall be the decision of the shareholders upon the said question.

11.18 Polls. - On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require or any person entitled to vote on the question may demand a poll thereon. A poll so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a poll may be withdrawn at any time prior to the taking of the poll. Upon a poll each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the poll so taken shall be the decision of the shareholders upon the said question.

11.19 Adjournment. - The chairman at a meeting of shareholders may, in his discretion adjourn the meeting from time to time

and from place to place.

11.20 Action in Writing by Shareholders. - Any by-law or resolution passed by the directors may, in lieu of confirmation at a general meeting of shareholders, be confirmed and consented to in writing by all the shareholders entitled to vote at such meeting. Any resolution may be consented to by the signature of all the shareholders who would be entitled to vote at a meeting of shareholders duly called, constituted and held for the purpose of considering such resolution.

ARTICLE XII

NOTICES

12.01 Method of Giving Notices. - Any notice (which term includes any communication or document) to be given, sent, delivered or served pursuant to the Act, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid air or ordinary mail, or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or at the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer or auditor in accordance with any information believed by him to be reliable.

12.02 Notice to Joint Shareholders. - If two or more persons are registered as joint holders of any share, notice to one of such persons shall be sufficient notice to all of them. Any notice shall be addressed to all of such joint holders and the address to be used for the purposes of Section 11.01 shall be the address appearing on the register of shareholders in respect of such joint holding, or the first address so appearing if there are more than one.

12.03 Computation of Time. - In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

12.04 Omissions and Errors. - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board, or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at

any meeting held pursuant to such notice or otherwise founded thereon.

12.05 Persons Entitled by Death or Operation of Law. - Every person who, by operation of law, transfer, death of a sharehol or any other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which shall have been duly given to a person from whom he deri his title to such share previously to his name and address bei entered on the register of shareholders, whether such notice was given before or after the happening of the event upon whicl he became so entitled.

12.06 Waiver of Notice. - Any shareholder (or his duly appoi proxy), director, officer, auditor or member of a committee of the board may waive any notice required to be given to him und any provision of the Act, the articles, the by-laws or otherwi and such waiver, whether given before or after the meeting or other event of which notice is required to be given, shall cur any default in giving such notice.

ARTICLE XIII

REPEAL OF PRIOR BY-LAWS

13.01 Special By-law No. A and By-law No. 10 of the Corporati enacted on May 11, 1967 and February 11, 1971, respectively, an all other by-laws and resolutions of the Corporation inconsiste with this by-law be and the same are hereby repealed.

President

Secretary

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Harris Steel Group Inc. announces $71,925,000 secondary offering via "bought deal"

/Not for distribution to United States newswire services or for dissemination in the United States/

TORONTO, Jan. 10 /CNW/ - Harris Steel Group Inc. (HSG - TSX) ("Harris" or the "Company") is pleased to announce that the Company and Milton Harris Investments (1998) Limited ("MHIL98"), a company controlled by Milton E. Harris, Chairman and Chief Executive Officer of the Company, have entered into an agreement with a syndicate of underwriters led by GMP Securities Ltd. and including Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc., and Dominick & Dominick Securities Inc., which have agreed to purchase, on a bought deal basis, 3,500,000 common shares of the Company owned, directly or indirectly, by MHIL98 at a purchase price of $20.55 per common share. The underwriters will also have an option to purchase up to an additional 450,000 common shares from Mr. Harris at the same purchase price exercisable until two days prior to closing. The Company will not receive any proceeds from the offering. A preliminary short form prospectus to qualify the offering for distribution to the public will be filed with securities regulatory authorities on or before January 12, 2005.

The common shares under this offering will be offered by way of a short form prospectus in all of the provinces in Canada and in the United States only on a private placement basis pursuant to available exemptions from the registration requirements of the United States Securities act of 1933, as amended.

The offering is scheduled to close on or about January 27, 2005 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and applicable securities regulatory authorities.

About Harris Steel Group - www.harrissteel.com

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The company serves all of Canada, and the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. The company has no outstanding warrants or options; furthermore, there is no term debt. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

FORWARD LOOKING STATEMENTS

Certain statements in this press release may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of Harris to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this press release, such statements use such words as "may," "will," "expect," "anticipate," "project," "believe," "plan" and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Company with securities regulatory authorities to which recipients of this press release are referred for additional information concerning the Company, its prospects and the risks and uncertainties relating

to the Company and its prospects. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Company to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking information contained in this press release is current only as of the date of this press release. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

%SEDAR: 00008000E

/For further information: please contact: Milton E. Harris, O.C., Chairman and Chief Executive Officer, (416) 590-9549; or Flora Wood, Investor Relations, (416) 590-9549 or toll-free 1-866-585-0089, flora(at)harrissteel.com/

(HSG.)

CO: Harris Steel Group Inc.

CNW 11:36e 10-JAN-05

HARRIS STEEL GROUP INC.

Attention Business Editors:

Harris Steel Group Inc. announces $71,925,000 secondary offering via "bought deal"

/Not for distribution to United States newswire services or for dissemination in the United States/

TORONTO, Jan. 10 /CNW/ - Harris Steel Group Inc. (HSG - TSX) ("Harris" or the "Company") is pleased to announce that the Company and Milton Harris Investments (1998) Limited ("MHIL98"), a company controlled by Milton E. Harris, Chairman and Chief Executive Officer of the Company, have entered into an agreement with a syndicate of underwriters led by GMP Securities Ltd. and including Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc., and Dominick & Dominick Securities Inc., which have agreed to purchase, on a bought deal basis, 3,500,000 common shares of the Company owned, directly or indirectly, by MHIL98 at a purchase price of $20.55 per common share. The underwriters will also have an option to purchase up to an additional 450,000 common shares from Mr. Harris at the same purchase price exercisable until two days prior to closing. The Company will not receive any proceeds from the offering. A preliminary short form prospectus to qualify the offering for distribution to the public will be filed with securities regulatory authorities on or before January 12, 2005.

The common shares under this offering will be offered by way of a short form prospectus in all of the provinces in Canada and in the United States only on a private placement basis pursuant to available exemptions from the registration requirements of the United States Securities act of 1933, as amended.

The offering is scheduled to close on or about January 27, 2005 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and applicable securities regulatory authorities.

About Harris Steel Group - www.harrissteel.com

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The company serves all of Canada, and the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. The company has no outstanding warrants or options; furthermore, there is no term debt. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

FORWARD LOOKING STATEMENTS

Certain statements in this press release may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of Harris to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this press release, such statements use such words as "may," "will," "expect," "anticipate," "project," "believe," "plan" and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Company with securities regulatory authorities to which recipients of this press release are referred for additional information concerning the Company, its prospects and the risks and uncertainties relating to the Company and its prospects. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Company to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking information contained in this press release is current only as of the date of this press release. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

For further information: please contact: Milton E. Harris, O.C., Chairman and Chief Executive Officer, (416) 590-9549; or Flora Wood, Investor Relations, (416) 590-9549 or toll-free 1-866-585-0089, flora@harrissteel.com

HARRIS STEEL GROUP INC. - More on this organization

News Releases (20) Company Earnings

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HSG.B.(TSX)
HSG.A.(TSX)

HARRIS STEEL GROUP INC.

MATERIAL CHANGE REPORT

Item 1 - Reporting Issuer

Harris Steel Group Inc. ("Harris Steel")
4120 Yonge Street
Suite 404
Toronto, Ontario
M2P 2B8

Item 2 - Date of Material Change

January 10, 2005.

Item 3 - Press Release

A copy of the press release issued on January 10, 2005 is attached to this material change report as Schedule "A".

Item 4 - Summary of Material Change

On January 10, 2005, Harris Steel announced that it and Milton Harris Investments (1998) Limited ("MHIL (98)"), a company controlled by Milton E. Harris, Chairman and Chief Executive Officer of Harris Steel, have entered into an agreement with a syndicate of underwriters led by GMP Securities Ltd. and including Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc., which have agreed to purchase, on a bought deal basis, 3,500,000 common shares of Harris Steel owned, directly or indirectly, by MHIL (98) at a purchase price of $20.55 per common share. The underwriters will also have an option to purchase up to an additional 450,000 common shares from MHIL (98) at the same purchase price exercisable until two days prior to closing. Harris Steel will not receive any proceeds from the offering. A preliminary short form prospectus to qualify the offering for distribution to the public will be filed with securities regulatory authorities on or before January 12, 2005.

Item 5 - Full Description of Material Change

A full description of the material change is set forth in the attached press release.

Item 6 – Confidentiality

Not Applicable.

Item 7 - Omitted Information

Not Applicable.

Item 8 - Senior Officer

The following senior officer of Harris Steel is knowledgeable about the material change and this report:

Milton E. Harris
Chairman and Chief Executive Officer
(416) 590-9549

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto Ontario this 10th day of January, 2005.

"Milton E. Harris"

Milton E. Harris
Chairman and Chief Executive Officer

Schedule "A"

AUTORITÉ
DES MARCHÉS
FINANCIERS

TRANSMITTED VIA SEDAR

FILE No. 620

Montreal, January 10, 2005

Harris Steel Group Inc.
C/o Goodmans LLP

Att: Mrs Linda M. Pavao

RE: Filing of an Initial Annual Information Form

Dear Madam :

We have received the Annual Information Form of Harris Steel Group Inc. dated May 10, 2004 for the year ended December 31, 2003. This document filed with the Autorité des marchés financiers is now part of the permanent information record.

Yours truly,

(s) Louise Allard

Agence nationale d'encadrement du secteur financier

Place de la Cité, Tour Cominar
2640, boulevard Laurier, 3e étage
Sainte-Foy (Québec)
G1V 5C1
tél. : 418.525.0337
ligne sans frais : 877.525.0337
téléc. : 418.525.9512

800, square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal (Québec)
H4Z 1G3
tél. : 514.395.0337
ligne sans frais : 877.525.0337
téléc. : 514.873.3090

www.lautorite.qc.ca

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Secretary of Harris Steel Group Inc., 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8 (telephone: (416) 590-9549). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Harris Steel Group Inc., at the above-noted address and telephone number.

This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. ***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*** *The securities offered under this short form prospectus have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities may not be offered or sold within the United States or to or for the account or benefit of a U.S. person as defined in Regulation S under the U.S. Securities Act, except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom, and in compliance with the terms of the Underwriting Agreement. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities within the United States. See "Plan of Distribution".*

SHORT FORM PROSPECTUS

Secondary Offering

January 20, 2005

HARRIS STEEL GROUP INC.

$71,925,000

Common Shares

This short form prospectus qualifies the distribution (the "Offering") of 3,500,000 common shares (the "Common Shares") of Harris Steel Group Inc. ("Harris" or the "Corporation") owned, directly or indirectly, by Milton Harris Investments (1998) Limited (the "Selling Shareholder"). The Corporation will not receive any part of the proceeds from the sale of the Common Shares by the Selling Shareholder, and all fees and expenses associated with the Offering will be paid by the Selling Shareholder. The Selling Shareholder currently owns, in aggregate, approximately 63.41% of the outstanding Common Shares of the Corporation. Following completion of the Offering, assuming the Underwriters' Option is exercised in full, the Selling Shareholder will own, in aggregate, approximately 48.74% of the outstanding Common Shares. See "Plan of Distribution" and "The Selling Shareholder".

The offering price of the Common Shares has been determined through negotiations between the Selling Shareholder and GMP Securities Ltd., Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc. (collectively, the "Underwriters"). Persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. See "Plan of Distribution".

The Corporation's Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the stock symbol "HSG". On January 7, 2005, the last trading day prior to the announcement of this Offering, the closing price of the Common Shares on the TSX was $21.65. **Prospective investors should consider the risk factors described under "Risk Factors" before purchasing Common Shares.**

Price: $20.55 per Common Share

	Price to Public	Underwriters' Fee(1)	Net Proceeds to the Selling Shareholder(2)(3)
Per Common Share	$20.55	$0.822	$19.728
Total	$71,925,000	$2,877,000	$69,048,000

Notes:

(1) The Underwriters will be paid a fee equal to 4% of the gross proceeds of the Offering, which fee will be paid by the Selling Shareholder.

(2) Before deducting expenses of this Offering estimated at $475,000. The Selling Shareholder will pay these expenses, together with the Underwriters' fee, from the proceeds of this Offering.

(3) The Selling Shareholder has granted the Underwriters an option (the "Underwriters' Option"), exercisable up to two business days prior to closing of the Offering, to purchase up to an additional 450,000 Common Shares on the same terms as set out above. If the Underwriters' Option is exercised in full, the total Price to Public, Underwriters' Fee and Net Proceeds to the Selling Shareholder will be $81,172,500, $3,246,900 and $77,925,600 respectively. See "Plan of Distribution". This short form prospectus also qualifies the distribution of the Underwriters' Option and the Common Shares to be distributed on the exercise of the Underwriters' Option.

In the opinion of counsel, the Common Shares will qualify for investment as set out under "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when sold by the Selling Shareholder and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of legal matters by Goodmans LLP, on behalf of the Corporation and the Selling Shareholder, and by Cassels Brock & Blackwell LLP, on behalf of the Underwriters. See "Plan of Distribution" and "Legal Matters".

In connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. See "Plan of Distribution".

Subscriptions for the Common Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this Offering will take place on or about February 1, 2005 or on such date as the Corporation, the Selling Shareholder and the Underwriters may agree, but in any event not later than March 3, 2005, and that definitive certificates representing the Common Shares will be ready for delivery on or about closing.

TABLE OF CONTENTS

Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. The Corporation has not authorized anyone to provide different information. If an investor is provided with different or inconsistent information, he or she should not rely on it. The Selling Shareholder is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Prospective investors should assume that the information appearing in this short form prospectus is accurate as of the date on the front cover of this short form prospectus only, regardless of the time of delivery of this short form prospectus or of any sale of the Common Shares. Certain information contained in this short form prospectus concerning companies other than the Corporation or its subsidiaries has been derived from publicly available sources. No representation is made with respect to the accuracy of this information.

Unless otherwise indicated, all dollar amounts in this short form prospectus are in Canadian dollars.

On January 19, 2005, the Bank of Canada quoted the noon rate of exchange for converting U.S. dollars into Canadian dollars at U.S. $0.8148 per Cdn. $1.00.

Unless the context requires otherwise, references to "Harris" or the "Corporation" refer to Harris Steel Group Inc. and its subsidiaries on a consolidated basis.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Secretary of the Corporation, 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8 (telephone: (416) 590-9549). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Corporation, at the above-noted address and telephone number. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

The following documents of the Corporation, which have been filed with securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Annual Information Form of the Corporation dated May 10, 2004 (the "Annual Information Form");

(b) the Management Information Circular of the Corporation dated May 7, 2004 prepared in connection with the annual and special meeting of shareholders of the Corporation held on June 22, 2004 (other than sections thereof entitled "Report of the Compensation Committee", "Performance Graph" and "Corporate Governance");

(c) the comparative audited consolidated financial statements of the Corporation and the notes thereto for the fiscal years ended December 31, 2003 and 2002, together with the report of the auditors thereon

and Management's Discussion and Analysis of Results of Operations and Financial Condition in respect thereof;

(d) the comparative unaudited consolidated financial statements of the Corporation and the notes thereto for the nine months ended September 30, 2004 and 2003, together with Management's Discussion and Analysis of Results of Operations and Financial Condition in respect thereof;

(e) the material change report of the Corporation dated February 2, 2004 in respect of the announcement by it of its entering into an agreement with Nucor Corporation pursuant to which Nucor Corporation agreed to acquire a 50% interest in the United States reinforcing steel products operations of the Corporation;

(f) the material change report of the Corporation dated May 19, 2004 in respect of the announcement that the board of directors of the Corporation approved a proposal to merge the Class A and B shares of the Corporation into a single class of shares, and to split the outstanding shares on a four-for-one basis;

(g) the material change report of the Corporation dated June 9, 2004 in respect of the announcement by it of the appointment of Paul A. Kelly as Executive Vice-President; and

(h) the material change report of the Corporation dated January 10, 2005 in connection with the Offering.

Any document of the type referred to in the preceding paragraph and any material change report (excluding confidential reports) subsequently filed by the Corporation with such securities commissions or regulatory authorities after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

THE CORPORATION AND BUSINESS OF THE CORPORATION

Harris Steel Group Inc. ("Harris" or the "Corporation") is located at 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8. The Corporation operates as a steel trading business, purchasing steel from mills and processing that steel into a variety of products for sale to its customers in the automotive, industrial and construction markets. The Corporation is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The Corporation serves all of Canada, and most of the United States.

Harris Steel Group Inc. was incorporated under the laws of the Province of Ontario by letters patent dated May 20, 1953 as J. Harris & Sons, Limited to acquire the metal trading business established by the Harris family in London, Ontario in 1886. By supplementary letters patent dated April 27, 1967, the Corporation changed its status from a private to a public company. The Corporation changed its name to Harris Steel Group Inc. on November 6, 1979. Following its purchase of G&H Steel Industries Limited in 1983, Harris amalgamated with that entity on September 1, 1984. The amalgamated company continued operations as Harris Steel Group Inc.

Intercorporate Relationships

The major Canadian trading operations of Harris are carried out primarily in the names of Harris Rebar, Laurel Steel and Fisher & Ludlow, all divisions of Harris Steel Limited, a wholly-owned Ontario corporation. United States based operations are conducted primarily through Harris Rebar Boston Inc., Harris Rebar Seattle Inc., Harris Rebar Atlantic Inc., Harris/Arizona Rebar Inc., and Harris Salinas Rebar Inc., all Delaware corporations the shares of which are held by Harris Steel Inc., a Delaware corporation.

Effective February 10, 2004 the Corporation sold a 50% interest in Harris Steel Inc. to a subsidiary of Nucor Corporation. The Corporation continues to manage and operate the business of Harris Steel Inc. and its subsidiaries and continues to consolidate the results of its operations.

Intercorporate relationships for the Corporation's major operations are illustrated below:


HARRIS STEEL GROUP INC. (Ontario)
Nucor Corporation (Delaware)
100%
50%
100%
HARRIS STEEL LIMITED (Ontario)
HARRIS STEEL INC. (Delaware)
50%
Fabrication Holdings, Inc. (Delaware)
Harris Rebar Division
Laurel Steel Division
Fisher & Ludlow Division
100%
100%
100%
100%
100%
Harris Rebar Boston Inc. (Delaware)
Harris Rebar Seattle Inc. (Delaware)
Harris Rebar Atlantic Inc. (Delaware)
Harris/ Arizona Rebar Inc. (Delaware)
Harris Salinas Rebar Inc. (Delaware)
Canadian Operations
U.S. Operations

RECENT DEVELOPMENTS

Dividends and Reclassification of Share Capital

On May 10, 2004, the Corporation announced a splitting of the outstanding shares of the Corporation on a four-for-one basis, and a quadrupling of the quarterly dividend, from $0.06 per share to $0.24 per share payable June 30, 2004 to shareholders of record on June 16, 2004. Effective July 7, 2004, articles of amendment were filed creating a new class of common shares to replace the Class A non-voting shares and Class B voting shares in the capital of the Corporation on the basis of four common shares for each Class A share or Class B share held. The Corporation's shareholders approved this reclassification of share capital and stock split at its annual and special meeting held on June 22, 2004. The dividend, adjusted for the split, became $0.06 per share and has been maintained.

Appointments and Resignation

On June 7, 2004, Paul A. Kelly was appointed as Executive Vice-President of the Corporation and was elected a director of the Corporation on June 22, 2004. Mr. Kelly was previously Chief Executive Officer at Slater Steel Inc., which sought creditor protection under applicable Canadian and U.S. legislation on June 2, 2003. Previous to that he was President of Courtice Steel Inc., which was acquired by Harris Steel Group Inc. in 1986, and the assets and business of which were sold in 1989 to the predecessor entity of Gerdau Ameristeel Corporation.

On July 29, 2004, DeLane Pate, President of Laurel Steel, a division of Harris Steel Limited, resigned his position as a director of the Corporation. Mr. Pate retained his officer role at Laurel Steel.

On November 1, 2004, Dale H. Lastman was appointed as a director. Mr. Lastman is co-chairman of the law firm, Goodmans LLP.

On January 10, 2005, the board of directors established a special committee comprised of Messrs. Rose, Leech, Francolini, Timmerman and Buchanan which is authorized to advise the board in connection with the Offering. All members of the committee are considered independent. In discharging its duties, the committee retained independent legal counsel. At meetings of the special committee held on January 12, 2005 and January 20, 2005, after consultation with its independent legal counsel, the special committee unanimously recommended that the board approve the Offering.

Acquisitions and Dispositions

Nucor

Effective February 10, 2004, the Corporation sold a 50% interest in Harris Steel Inc. ("HSI"), its United States reinforcing steel products operations, to a subsidiary of Nucor Corporation ("Nucor") of Charlotte, North Carolina. Harris received proceeds of U.S. $21 million upon completion of the sale and is entitled to additional proceeds of up to U.S. $6 million depending upon results of operations during the calendar years 2004 to 2008 inclusive. The additional proceeds are payable annually to a maximum of U.S. $1.2 million for each of the first four years based on EBITDA targets. For the fifth year, in addition to an EBITDA test, a cumulative five year aggregation EBITDA measure is applied which may result in the recognition of additional proceeds to a cumulative total of U.S. $6 million should the annual maximum proceeds not have been achieved in each of the preceding years.

Pursuant to the terms of a shareholders' agreement between the Corporation and Nucor, and a management agreement appointing Harris Steel Limited as manager of HSI, the Corporation retained management control of, and will continue to consolidate its United States reinforcing steel operations. The shareholders' agreement contains customary provisions regarding the governance of HSI as well as standard buy-sell provisions. Pursuant to the management agreement and the shareholders' agreement, if either Milton Harris and/or members of his family (including John Harris) cease to control, directly or indirectly, at least 50% of the votes attached to all securities of Harris Steel Limited or the Corporation or both John Harris (President and Chief Operating Officer of the Corporation) and Wes Colling (Vice-President Operations, Harris Rebar) cease to be senior officers of Harris Steel Limited, Nucor has the right to direct HSI, within 12 months of either

event occurring, to terminate the management agreement on 12 months notice. In the event of a change of control to any person or entity who is not a competitor of Nucor, the decision to deliver a termination notice must be exercised by HSI acting reasonably. Even if there is no termination notice delivered by HSI following an occurrence of one of the events discussed above, the then current term of the management agreement will continue for 3 years (as opposed to 5 years had a change of control not occurred) following the last date on which HSI is permitted to deliver a written notice, and will automatically renew for additional successive three year terms unless either party provides at least 12 months written notice to the other party of its intent to terminate the management agreement on the expiry of the then current term.

After giving effect to this Offering, assuming the Underwriters' Option is exercised, the Harris family (as described above) controls, directly or indirectly, 50.08% of the votes attached to Harris Steel Limited and the Corporation. In any event, the Corporation believes that any loss of the fees received under the management agreement would not have a material adverse effect on the results of the Corporation. Termination of the management agreement does not dissolve HSI, and any appointment of a new manager would require the consent of the Corporation and/or its nominees.

Lafarge

On August 31, 2004, the Corporation announced that it had expanded its presence in British Columbia and Alberta with the acquisition from Lafarge Canada Inc. ("Lafarge") of its reinforcing steel business in British Columbia and Alberta. For a purchase price of $2.1 million, the Corporation acquired the business and all of the fixed assets and employees of Lafarge's reinforcing steel division operated in Alberta and British Columbia. In conjunction with the purchase, Harris also entered into a management agreement with Lafarge, whereby Harris manages the completion of Lafarge's contracts. In addition, Harris agreed to purchase Lafarge's reinforcing steel inventory.

Harvard

On December 22, 2004, the Corporation, through Harris Steel Inc., announced the signing of a definitive agreement to purchase the assets of Harvard Steel Inc., a reinforcing steel fabricator in Seattle, Washington. The acquisition is expected to close on or about January 24, 2005. For an estimated total consideration of U.S. $4.5 million, Harris Steel Inc. through a subsidiary will acquire the inventory, fixed assets and real property of Harvard Steel Inc. The primary asset of Harvard Steel Inc. is its 42,000 square foot industrial building with office space situated on 2.5 acres of land in Seattle, Washington.

CONSOLIDATED CAPITALIZATION

Other than the share reclassification and stock split discussed under the heading "Recent Developments — Dividends and Reclassification of Share Capital", the only additional capitalization change since December 31, 2003 was the issuance of 75,000 Class A non-voting shares (now 300,000 common shares) to Paul A. Kelly effective May 11, 2004. This was disclosed in the notes to the consolidated financial statements for the six months ended June 30, 2004 dated August 10, 2004. These shares are held in escrow and are subject to a promissory note in the principal amount of $2,156,250.00 receivable from Mr. Kelly. The note is repayable in five equal instalments commencing May, 2009 and ending May, 2013. Interest accrues at the quarterly interest rate prescribed in the *Income Tax Act* (Canada) and is to be paid annually in January of each year from 2005 to 2013.

USE OF PROCEEDS

The Common Shares are being sold, directly or indirectly, by the Selling Shareholder at a price of $20.55 per Common Share. The net proceeds from the sale of the Common Shares will be approximately $69,048,000, after deducting fees payable to the Underwriters and estimated Offering expenses. All fees and expenses associated with the Offering will be paid by the Selling Shareholder. If the Underwriters' Option is exercised in full, the net proceeds to the Selling Shareholder will be approximately $77,925,600, after deducting fees payable to the Underwriters and estimated Offering expenses. All of the Common Shares are currently owned, directly or indirectly, by the Selling Shareholder and, accordingly, the net proceeds of this Offering will be received by the Selling Shareholder. The Corporation will not receive any of the proceeds of the Offering.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

This is an offering of Common Shares. The Corporation's authorized capital consists of an unlimited number of Common Shares. At the date of this short form prospectus, 26,924,320 Common Shares are outstanding. The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows. The holders of the Common Shares have the right to receive such dividends (if any) as the directors in their discretion may declare, subject to the prior rights of the shares (if any) of any other class ranking senior to the Common Shares. The holders of the Common Shares have the right to receive the remaining assets of the Corporation, in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of its assets among its shareholders, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of shareholders of the Corporation, other than separate meetings of the holders of another class or series of shares, and to vote at any such meeting on the basis of one vote for each Common Share held. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

THE SELLING SHAREHOLDER

The following table sets forth information with respect to the Selling Shareholder's beneficial ownership of the Corporation's securities, as of the date hereof and as adjusted to reflect the sale of Common Shares in this Offering assuming the Underwriters' Option is exercised in full.

		Common Shares Owned Prior to Offering		Common Shares Owned After Offering	
Name	Type of Ownership	Common Shares	Percent	Common Shares	Percent
Milton Harris Investments (1998) Limited	Of record and beneficially[1]	17,072,880[2]	63.41%	13,122,880	48.74%

Note:

(1) Milton E. Harris, the controlling shareholder of the Selling Shareholder, is also the controlling shareholder of Milton Harris Investments Limited, a corporation which holds 68,000 common shares in the capital of the Corporation. Each of John Harris (a director and officer of the Corporation) and David Harris (a director of the Corporation) hold a beneficial interest in the Selling Shareholder.

(2) On March 11, 1998, the Selling Shareholder acquired from Milton Harris Investments Limited 2,661,080 Class A non-voting shares and 1,607,140 Class B voting shares in the capital of the Corporation as part of an internal reorganization. These shares were subject to the share reclassification and stock split referred to under the heading "Recent Developments — Dividends and Reclassification of Share Capital".

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated January 12, 2005 (the "Underwriting Agreement") among the Corporation, the Selling Shareholder and the Underwriters, the Selling Shareholder has agreed to sell and the Underwriters have agreed to purchase on the closing date, being February 1, 2005 or any other date as may be agreed upon by the Corporation, the Selling Shareholder and the Underwriters, but in any event not later than March 3, 2005, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of the Common Shares at a price of $20.55 per Common Share, for a total gross consideration of $71,925,000 to the Selling Shareholder, payable in cash against delivery by the Selling Shareholder of share certificate(s) evidencing the Common Shares. The Common Shares are being offered to the public in all of the provinces of Canada and, on a private placement basis, in the United States. The offering price of the Common Shares was determined by negotiations between the Selling Shareholder and the Underwriters. The Underwriting Agreement provides that the Selling Shareholder will pay to the Underwriters, in consideration for their services in connection with this Offering, a fee of $0.822 per Common Share. All expenses associated with the Offering will be paid by the Selling Shareholder.

The Selling Shareholder has granted the Underwriters an option (the "Underwriters' Option"), exercisable up to two business days prior to closing of the Offering, to purchase up to an additional 450,000 Common Shares

on the same terms as set out above. If the Underwriters' Option is exercised in full, the total price to the public, Underwriters' fee and net proceeds to the Selling Shareholder will be $81,172,500, $3,246,900 and $77,925,600 respectively. This short form prospectus also qualifies the distribution of the Underwriters' Option and the Common Shares issuable on the exercise of the Underwriters' Option.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all Common Shares if they purchase any of the Common Shares under the Underwriting Agreement.

The Corporation has agreed not to sell or issue, or negotiate or enter into any agreements to sell or issue, any additional common shares or securities convertible into common shares, other than in conjunction with the grant or exercise of stock options or other similar issuances pursuant to share compensation arrangements, outstanding warrants and the issuance of securities in connection with property or share acquisitions in the normal course of business, for a period of 90 days following the closing of the Offering without the prior written consent of GMP Securities Ltd., such consent not to be unreasonably withheld or delayed.

The Selling Shareholder has agreed not to sell, offer, assign, transfer, encumber, grant an option to purchase or enter into any monetization which has the direct or indirect effect of transferring all or any of the economic benefit or ownership of any of its common shares or securities convertible into common shares, for a period of 90 days following the closing of the Offering without the prior written consent of GMP Securities Ltd., such consent not to be unreasonably withheld or delayed.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Common Shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act. The Underwriters have agreed pursuant to the terms of the Underwriting Agreement that they will not offer or sell the Common Shares within the United States except to Qualified Institutional Buyers (as such term is defined in Rule 144A of the U.S. Securities Act) in the United States, provided such re-offers and resales are made in accordance with Rule 144A under the U.S. Securities Act. In addition, until 40 days after the closing date, an offer or sale of Common Shares within the United Sates by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A. All sales of Common Shares in the United States will be made by U.S. registered broker/dealers. The Underwriting Agreement provides further that the Underwriters will not take any actions that would make the safe harbour provided under Regulation S of the United States federal securities laws unavailable in connection with the offering and sale of the Common Shares; such regulation provides an exemption from registration requirements under such laws in connection with the initial offer and sale of such shares outside the United States.

Pursuant to policy statements of the Ontario Securities Commission and the L'Autorité des Marchés Financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc. relating to market stabilization and passive market-making activities and bids or purchases made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be interrupted or discontinued at any time.

RISK FACTORS

Prospective investors should carefully consider the risks described below before making an investment decision. Prospective investors should also carefully consider the risk factors discussed in the section entitled "Risk Factors" in the Annual Information Form incorporated herein by reference and elsewhere in documents incorporated by reference into this short form prospectus. The risks and uncertainties described below are not the only ones facing the Corporation. Additional risks and uncertainties that are not presently known to the Corporation or that the Corporation currently believes to be immaterial may adversely affect the Corporation's business. If any of the following risks actually occurs, the Corporation's business, financial condition or operating results could be materially adversely affected. In that event, the trading price of the Common Shares could decline and purchasers of the Common Shares may lose all or part of their investment.

Risks Relating to the Business

Volatility of Steel Prices

As the past 12 months have amply illustrated, the world steel markets in which the Corporation operates can be extremely volatile and cyclical. There was unprecedented volatility in global steel markets commencing in the second half of 2003 and continuing through 2004. This volatility resulted in dramatic price increases across all steel products. Up to 70% of the Corporation's variable costs can be attributed to the price of steel. A failure of the Corporation to anticipate and appropriately respond in a timely fashion to steel pricing trends in the purchasing and selling of steel products may have a material adverse effect on the Corporation's results.

Inventory and fixed price contracts

Reinforcing steel products are typically sold by means of fixed price contracts, where the reinforcing steel is provided by the Corporation to the customer over a period of time which may range from several weeks to several years. At any point in time, therefore, the Corporation is contractually obligated to supply significant quantities of steel at a pre-determined price. The Corporation does not hold inventory in quantities to match these obligations. The proportion of inventory to outstanding contractual obligations varies according to management's anticipation of steel pricing trends, but in any event, a material portion of the contractual obligations will always be exposed to future steel purchase pricing risk. If contractual obligations have to be fulfilled by steel purchased at higher replacement costs, then the Corporation will incur lower realization on those contracts.

Most of the Corporation's other steel products are sold and shipped within a very short timeframe. These sales are often supported with large inventories of raw materials. During a period of falling prices for raw materials, the Corporation would normally expect price realization on shipments of its finished products to deteriorate, producing inferior returns during the period when older inventories are being sold.

Cyclical industry

In the Corporation's steel fabrication and processing operations, there is significant dependence on economic conditions and spending and more specifically, on funding of infrastructure construction and automotive/industrial activity. Economic downturns in these areas can have a negative impact on both pricing and demand for the Corporation's products.

Dependence on Key Employees

Maintaining and attracting management and personnel is a key senior management challenge. While there are no significant immediate concerns, many of the Corporation's senior managers have had long careers in the business and succession planning at all levels is an ongoing focus for the Corporation.

Foreign Exchange

Foreign exchange risks derive from two sources. Firstly, the Corporation's U.S. operations incur all costs and derive all revenue in U.S. dollars. The translation of the results of these operations into Canadian dollars for financial reporting purposes can result in significant foreign exchange translation losses or gains. At

December 31, 2003, the net working capital of U.S. based operations was U.S. $30.4 million. A one cent exchange variation in the Canadian dollar value of the period end exchange rate would result in an approximate $300,000 translation gain or loss as applicable. Further, the translation of earnings of the U.S. based operations into Canadian dollars is impacted by variations in the reporting period exchange rates.

Secondly, there is also foreign exchange risk within the Canadian operations due to sales denominated in U.S. funds to U.S. based customers. This foreign exchange settlement risk is largely mitigated by the purchase of materials in U.S. funds providing a natural hedge. There remains a net cash flow in U.S. funds to the Canadian operations. The Corporation does not undertake any significant foreign exchange hedging transactions.

Credit Risk

The Corporation faces credit risk associated with accounts receivable. In the event of a precipitous economic downturn there would be significant risk of material credit loss.

Supplier Base

The Corporation relies on key suppliers for the supply of raw materials. Disruption of these relationships could have a material adverse effect on the Corporation.

Labour Relations Risk

Approximately half of the Corporation's employees are unionized or governed by collective trade agreements (e.g., steelworkers or automotive). Labour disruptions could adversely affect the Corporation's business.

Trade Policy Restrictions

The Corporation is a significant importer of commodity steel products on a global basis and a significant exporter of steel products from Canada into the United States. Steel is often the subject of cross-border trade disputes. Any material dispute that is not resolved in the Corporation's favour could have a material adverse effect on the Corporation's results.

Competition

The Corporation does not enjoy proprietary advantages (e.g., patents or trademarks) in any of its major product lines. As a result, in all product lines and in all geographic regions where the Corporation conducts business, the Corporation has both direct and indirect competitors and competes on the basis of certain factors including price, product quality and availability, related services and on-time delivery. The inability of the Corporation to compete effectively could have a material adverse effect on the Corporation's results.

Environmental Risk

The Corporation's operations are subject to a variety of federal, provincial, state, territorial and local environmental regulations in both the United States and in Canada. These laws and regulations relate to, among other things, the discharge of contaminants into water and air and into or onto land; waste disposal; and the handling, transportation and storage of hazardous material.

The Corporation has in the past recorded reserves for known environmental costs or anticipated liabilities, and it is the policy of the Corporation to record such reserves for any anticipated environmental cost or liability. Any environmental cost or liability may have a material adverse effect on the Corporation's results.

Risks Related to this Offering and the Common Shares

Controlling Shareholder

Immediately upon completion of this Offering, assuming the Underwriters' Option is exercised in full, the Selling Shareholder will directly or indirectly own approximately 48.74% of the outstanding common shares. In addition, Milton E. Harris, the controlling shareholder of the Selling Shareholder, is the CEO and Chairman of

the Corporation. Conflicts of interest could arise between the Corporation and Mr. Harris or between Mr. Harris and one of the subsidiaries of the Corporation, and any such conflict may not be resolved in a manner that favours the Corporation.

The Corporation understands that the Selling Shareholder intends to retain effective control of the Corporation. In order to retain control, the Selling Shareholder may decide not to enter into a transaction in which shareholders of the Corporation would receive consideration for their common shares that is much higher than the cost of their investment in the common shares or the then market price of the common shares. The Corporation does not have any control over any decision that the Selling Shareholder may make in the future regarding its continued ownership of the common shares.

Future Sales of Common Shares

The Selling Shareholder will hold, directly or indirectly, approximately 48.74% of the common shares following this Offering, assuming the Underwriters' Option is exercised in full, and may sell its common shares, subject to the 90 day lock-up referred to under the heading "Plan of Distribution" and applicable securities laws. In addition, Leith Wheeler Investment Counsel Ltd. ("Leith Wheeler") holds, directly or indirectly, 2,920,000 common shares (representing approximately 10.85% of the total issued and outstanding common shares) as disclosed in its System for Electronic Disclosure by Insiders (SEDI) filing dated December 29, 2004. The Corporation has no knowledge or authority over the future sale of common shares from either the Selling Shareholder or Leith Wheeler, and no prediction can be made as to the effect, if any, such future sales of common shares may have on the market price of the common shares. However, sales of substantial amounts of common shares, or the perception that such sales could occur, could adversely affect the market price of the common shares.

Share Price Volatility

A number of factors could influence the volatility in the trading price of the Common Shares, including changes in the economy or in the financial markets, industry-related developments, and the impact of changes in the Corporation's operations. Each of these factors could lead to increased volatility in the market price of the Common Shares. In addition, variations in earnings estimates by securities analysts and the market prices of the securities of the Corporation's competitors may also lead to fluctuations in the trading price of the Common Shares.

Share Liquidity

As a result of the significant shareholdings of a few shareholders, historically the volume of Common Shares (and predecessor Class A and Class B shares) traded has been relatively limited. Accordingly, there is a risk that Common Shares may not be easily sold or the volume of Common Shares sold may be relatively limited.

FORWARD-LOOKING STATEMENTS

Statements in this short form prospectus about the Corporation's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

In some cases forward-looking statements can be identified by the use of words such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts" or "potential" or the negative or other variations of these words, or other comparable words or phrases.

Although management believes that the expectations reflected in these forward-looking statements are reasonable, the Corporation cannot guarantee future results, levels of activity, performance or achievements or other future events. The Corporation is under no duty to update any of these forward looking statements after the date of this short form prospectus. Prospective investors should not place undue reliance on forward-looking statements.

ELIGIBILITY FOR INVESTMENT

In the opinion of Goodmans LLP, counsel to the Corporation and the Selling Shareholder, and of Cassels Brock & Blackwell LLP, counsel to the Underwriters, on the date hereof: (i) the Common Shares are qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education plans and deferred profit sharing plans, each as defined in the Act; and (ii) based, in part, on a certificate of the Corporation as to certain factual matters, the Common Shares would not on that date constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on those plans, registered investments and other tax exempt entities including most registered pension funds and registered pension plans.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Royal Trust Tower, Suite 3000, Toronto-Dominion Centre, Toronto, Ontario.

The transfer agent and registrar for the Common Shares in Canada is CIBC Mellon Trust Company, at its principal office in Toronto.

LEGAL MATTERS

The validity of the issuance of the Common Shares to be sold in this Offering and other legal matters related to this Offering will be passed upon for the Corporation and the Selling Shareholder by Goodmans LLP. Legal matters in connection with this Offering will be passed upon for the Underwriters by Cassels Brock & Blackwell LLP. As of the date of this short form prospectus, partners and associates of each of Goodmans LLP and Cassels Brock & Blackwell LLP own in the aggregate, less than one percent of the Common Shares and shares of any of the Corporation's affiliates. Dale H. Lastman, co-chairman of Goodmans LLP, is a director of the Corporation.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a short form prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limits prescribed by applicable securities legislation. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus of Harris Steel Group Inc. (the "Corporation") dated January 20, 2005 qualifying the distribution of common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference in the above-mentioned prospectus, of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years ended December 31, 2003 and 2002. Our report is dated March 26, 2004.

Toronto, Ontario
January 20, 2005

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

CERTIFICATE OF THE CORPORATION

Dated: January 20, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. For purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

By: (Signed) MILTON E. HARRIS
Chairman and Chief Executive Officer

By: (Signed) DOUGLAS DEIGHTON
Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) JAMES W. LEECH
Director

By: (Signed) BARRIE D. ROSE
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: January 20, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Prince Edward Island, Nova Scotia, New Brunswick and Newfoundland and Labrador. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

GMP SECURITIES LTD.

By: (Signed) HARRIS FRICKER

CANACCORD CAPITAL CORPORATION	FIRST ASSOCIATES INVESTMENTS INC.	RAYMOND JAMES LTD.	SPROTT SECURITIES INC.
By: (Signed) JENS J. MAYER	By: (Signed) A.G. RHIND	By: (Signed) REBECCA RENNISON	By: (Signed) ROBERT P. CHALMERS

DOMINICK & DOMINICK SECURITIES INC.

By: (Signed) PAUL MORGANTE

UNDERWRITING AGREEMENT

January 12, 2005

Harris Steel Group Inc.
4120 Yonge Street, Suite 404
North York, Ontario
M2P 2B8

Milton Harris Investments (1998) Limited
3600 Yonge Street
Toronto, Ontario
M4N 3R8

Attention: Milton E. Harris, Chairman and Chief Executive Officer

Dear Sirs:

GMP Securities Ltd., Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc. (collectively, the "**Underwriters**") hereby offer to purchase from Milton Harris Investments (1998) Limited (the "**MHIL98**"), and MHIL98 agrees to sell to the Underwriters, 3,500,000 common shares ("**Common Shares**") of Harris Steel Group Inc. (the "**Company**").

The Underwriters shall have an option (the "**Option**"), which Option may be exercised in whole or in part at the Underwriters' sole discretion and without obligation, to purchase up to an additional 450,000 Common Shares that, if subscribed for hereunder, shall be deemed to form part of the Common Shares for the purposes hereof. The Option shall be exercisable by the Underwriters at any time up to two business days prior to the Closing Date (as hereinafter defined) by delivering written notice to MHIL98 after which time the Option shall be void and of no further force and effect.

The offering of the Common Shares (which term shall include any additional Common Shares to be purchased in the event of the exercise of the Option) by the Company is hereinafter referred to as the "**Offering**". Unless the context otherwise requires, all references to the "**Common Shares**" shall assume the exercise of the Option.

In consideration of the Underwriters' services to be rendered in connection with the Offering, including assisting in preparing documentation relating to the Common Shares including the Preliminary Prospectus and the Final Prospectus (in each case as hereinafter defined), distributing the Common Shares, directly and through other investment dealers and brokers, and performing administrative work in connection with the Offering, MHIL98 agrees to pay the Underwriting Fee (as hereinafter defined) to the Underwriters.

The Company and MHIL98 agree that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective

jurisdictions, in each case acceptable to the Company and MHIL98, acting reasonably, as their agents to assist in the Offering in the Qualifying Provinces and that the Underwriters may determine the remuneration payable by them to such other dealers appointed by them.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

1. Interpretation

1.1 **Definitions:** Unless expressly provided otherwise, where used in this Agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

"**Agreement**" means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this letter;

"**AIF**" means the annual information form of the Company dated May 10, 2004;

"**Applicable Securities Laws**" means, collectively, the applicable securities laws of each of the Qualifying Provinces, their respective regulations, rulings, rules, orders and prescribed forms thereunder, the applicable published policy statements issued by the Securities Commissions thereunder and the securities legislation of and policies issued by each other relevant jurisdiction;

"**Canadian GAAP**" means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor entity, applicable as at the date on which such principles are applied

"**Closing Date**" means February 1, 2005 or such later date as the Company and the Underwriters may agree;

"**Common Shares**" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"**Company**" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"**Company's Information Record**" means the AIF and all information contained in any press release, material change report (excluding any confidential material change report), financial statements or other document of the Company that has been publicly filed by or on behalf of the Company pursuant to Applicable Securities Laws or otherwise;

"Debt Instrument" means any material loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability;

"**Eligible Issuer**" means an issuer that meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer securities using a short form prospectus;

"**Exchange**" means the Toronto Stock Exchange;

"**Final Prospectus**" means the (final) short form prospectus of the Company qualifying the distribution of the Common Shares and the materials incorporated therein by reference;

"**including**" means including without limitation;

"**Material Adverse Effect**" means a material adverse effect on the assets, properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and its subsidiaries on a consolidated basis;

"**Material Agreement**" means any material note, indenture, mortgage or other form of indebtedness and any contract, commitment, agreement (written or oral), joint venture instrument, lease or other document, including license agreements to which the Company is a party and which is material to the Company;

"**material change**" means a material change for the purposes of the Applicable Securities Laws of the applicable jurisdiction or where such term is undefined under such Applicable Securities Laws means a change in the business, operations or capital of the Company and the Material Subsidiaries, on a consolidated basis, that would reasonably be expected to have a significant effect on the market price or value of any of the Company's securities and includes a decision to implement such a change made by the Company's board of directors or by senior management of the Company who believe that confirmation of the decision by the board of directors is probable;

"**material fact**" means a material fact for the purposes of the Applicable Securities Laws of the applicable jurisdiction or where such term is undefined under such Applicable Securities Laws means a fact that would reasonably be expected to have a significant effect on, the market price or value of the Company's securities;

"**Material Subsidiaries**" means the corporations listed on Schedule "C" hereto;

"**MHIL98**" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"**misrepresentation**" means a misrepresentation for the purposes of the Applicable Securities Laws of the applicable jurisdiction or where such term is undefined under such Applicable Securities Laws means (i) an untrue statement of material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

"**NI 44-101**" means National Instrument 44-101- Short Form Prospectus Distributions;

"**NP 43-201**" means National Policy 43-201 - Mutual Reliance Review System for Prospectuses and Annual Information Forms;

"**Offering**" shall have the meaning ascribed thereto in the third paragraph of this Agreement;

"**Offering Documents**" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

"**Option**" shall have the meaning ascribed thereto in the second paragraph of this Agreement;

"**person**" includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"**Preliminary Prospectus**" means the preliminary short form prospectus of the Company prepared in connection with the qualification of the distribution of the Common Shares and the materials incorporated therein by reference;

"**Purchasers**" means, collectively, each of the purchasers of Common Shares arranged by the Underwriters pursuant to the Offering, including, if applicable, the Underwriters;

"**Qualifying Provinces**" means, collectively, the provinces of Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Newfoundland and Labrador and Prince Edward Island;

"**Securities Commissions**" means, collectively, the securities commissions or similar regulatory authorities in each of the Qualifying Provinces;

"**Selling Group**" means, collectively, those registered dealers appointed by the Underwriters to assist in the Offering as contemplated in the fifth paragraph of this Agreement;

"**subsidiary**" shall have the meaning ascribed thereto in the *Securities Act* (Ontario);

"**Supplementary Material**" means, collectively, any amendment to the Final Prospectus, any amended or supplemental prospectus or ancillary material required to be filed with any of the Securities Commissions in connection with the distribution of the Common Shares and any material incorporated therein by reference;

"**Survival Limitation Date**" means the later of:

(i) the third anniversary of the Closing Date; and

(ii) the latest date under the Applicable Securities Laws relevant to a Purchaser (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that a Purchaser may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material;

"**Time of Closing**" means 8:00 a.m. (Toronto time) on the Closing Date;

"**Underwriters**" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"**Underwriting Fee**" means a cash fee equal to 4% of the aggregate gross proceeds of the Offering; and

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

1.2 **Division and Headings:** The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

1.3 **Governing Law:** This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.4 **Currency:** Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.5 **Schedules:** The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein: Schedule "A" - Opinion of Company's Counsel; Schedule "B" - Opinion of MHIL98's Counsel; Schedule "C" - Material Subsidiaries; Schedule "D" - Terms for Offering to U.S. Purchasers; and Schedule "E" - Shareholdings of MHIL98.

2. Nature of Transaction

2.1 Each Purchaser resident in a Qualifying Province shall purchase the Common Shares pursuant to the Final Prospectus. Except as set forth in Section 3.2, each other Purchaser shall purchase in accordance with such procedures as the Company, MHIL and the Underwriters may mutually agree, acting reasonably, in order to fully comply with the Applicable Securities Laws. The Company and MHIL98 hereby agree to secure compliance with all Applicable Securities Laws of the Qualifying Provinces on a timely basis in connection with the distribution of the Common Shares. Upon request by the Underwriters, the Company and MHIL98 also agree to file within the periods stipulated under Applicable Securities Laws outside of Canada and at the expense of MHIL98 all private placement forms required to be filed by the Company and MHIL98 respectively, in connection with the Offering and MHIL98 shall pay all filing fees required to be paid in connection therewith so that the distribution of the Common Shares outside of Canada may lawfully occur without the necessity of filing a prospectus or any similar document under the Applicable Securities Laws outside of Canada, if applicable. The Underwriters agree to assist the Company and MHIL98 in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering.

3. Covenants and Representations of the Underwriters

3.1 Each Underwriter severally covenants with the Company that it will (and will use its commercially reasonable best efforts to cause the members of the Selling Group to):

(i) conduct activities in connection with arranging for the sale and distribution of the Common Shares in compliance with all Applicable Securities Laws and the provisions of this Agreement;

(ii) not, directly or indirectly, sell or solicit offers to purchase the Common Shares or distribute or publish any offering circular, prospectus, form of application, advertisement or other offering materials in any country or jurisdiction so as to require registration or filing of a prospectus with respect thereto or compliance by the Company or MHIL98 with regulatory requirements (including any continuous disclosure obligations) under the laws of, or subject to the Company (or any of its directors, officers or employees) or MHIL98 (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority in any jurisdiction (other than the filing of the Preliminary Prospectus and the Final Prospectus in the Qualifying Provinces);

(iii) use reasonable efforts to complete and to cause the members of the Selling Group to complete the distribution of the Common Shares as soon as practicable; and

(iv) upon the Company obtaining the necessary receipts therefor from each of the Securities Commissions, deliver one copy of the Final Prospectus and any Supplementary Material to each of the Purchasers.

3.2 GMP Securities Ltd. shall, on behalf of the Underwriters, promptly notify the Company when, in its opinion, the Underwriters and Selling Group have ceased distribution of the Common Shares (and in any event such notice shall be given no later than 21 days after the Closing Date) and, if required for regulatory compliance purposes, provide a breakdown of the number of Common Shares distributed and proceeds received (A) in each of the Qualifying Provinces and (B) in any other jurisdiction.

3.3 Each Underwriter severally covenants with the Company that it will only solicit purchasers of Common Shares in the United States in accordance with Schedule "D" to this Agreement.

4. Representations, Warranties and Covenants of the Company and MHIL98

4.1 General Matters

MHIL98 and the Company, on a joint and several basis, hereby represent, warrant and covenant to and with the Underwriters that:

(a) the Company (i) has been duly incorporated under the *Business Corporations Act* (Ontario) and is and will at the Time of Closing be up-to-date in all material

corporate filings and in good standing under such Act; (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to enter into this Agreement and to carry out the provisions of this Agreement;

(b) the subsidiaries listed on Schedule "C" are the only subsidiaries of the Company that are material to the Company and, except as disclosed in the Company's Information Record, all securities of such subsidiaries are held, directly or indirectly, by the Company free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims and demands whatsoever;

(c) each of the Material Subsidiaries (i) has been duly incorporated in its respective jurisdiction of incorporation and is and will at the Time of Closing be up-to-date in all material corporate filings and is and will at the Time of Closing be in good standing under the laws of such jurisdiction, as the case may be, and (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets;

(d) no proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or any of the Material Subsidiaries;

(e) the Company and each of the Material Subsidiaries conducts their respective businesses in material compliance with all applicable laws, rules and regulations (including all applicable Canadian federal, provincial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body) of each jurisdiction in which its respective businesses are carried on and each is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits that could be reasonably expected to have a Material Adverse Effect and will at the Time of Closing be valid, subsisting and in good standing;

(f) the execution and delivery of this Agreement, when executed, and the performance of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action of the Company and this Agreement has been executed and delivered by the Company and constitutes, and at the Time of Closing, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, provided that enforcement thereof may be limited by laws affecting creditors' rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of

competent jurisdiction, that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject of the provisions of the *Limitations Act, 2002* (Ontario);

(g) the execution and delivery of this Agreement and the fulfilment of the terms hereof by the Company does not and will not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, Securities Commission or other third party, except such as have been obtained or such as may be required (and shall be obtained prior to the Time of Closing) under Applicable Securities Laws or stock exchange regulations;

(h) the Common Shares to be sold as hereinbefore described have been validly issued and are fully paid and non-assessable, and all statements made in the Final Prospectus describing the Common Shares will be accurate in all material respects;

(i) the authorized capital of the Company consists of an unlimited number of common shares, of which, as of January 12, 2005, 26,924,320 Common Shares were outstanding as fully paid and non-assessable shares of the Company;

(j) the currently issued and outstanding common shares of the Company are listed on the Exchange and no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Common Shares or the trading of any of the Company's issued securities has been issued and no proceedings for such purpose are pending or, to the best of the Company's and MHIL98's knowledge, information and belief, threatened;

(k) no person now has any agreement or option or right or privilege (whether at law, preemptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company or any of the Material Subsidiaries;

(l) since December 31, 2003, except as disclosed in the Company's Information Record:

(i) there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company and the Material Subsidiaries, on a consolidated basis;

(ii) there has not been any material change in the capital stock or long-term debt of the Company and the Material Subsidiaries, on a consolidated basis; and

(iii) the Company and the Material Subsidiaries have carried on their respective businesses in the ordinary course;

(m) the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2003 and the unaudited consolidated interim financial statements of the Company for the period ended September 30, 2004 present fairly, in all material respects, the financial condition of the Company and the Material Subsidiaries, on a consolidated basis, for the periods then ended and such financial statements have been prepared in accordance with Canadian GAAP applied on a consistent basis;

(n) there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its subsidiaries with unconsolidated entities or other persons that could reasonably be expected to have a Material Adverse Effect;

(o) except as disclosed in the Preliminary Prospectus, Final Prospectus, any Supplementary Material or materials incorporated by reference therein, none of the Company or any of its subsidiaries has any contingent liabilities in excess of the liabilities that are either reflected or reserved against in the financial statements of the Company that could reasonably be expected to have a Material Adverse Effect;

(p) there are no actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or any subsidiary) current, pending or, to the best of the Company's and MHIL98's knowledge, information and belief, threatened against or affecting the Company or its Material Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign that would reasonably be expected to have a Material Adverse Effect;

(q) neither the Company nor any of the Material Subsidiaries is in default or in breach in any material respect of, and the execution and delivery of this Agreement by the Company and the performance and compliance with the terms of this Agreement and the sale of the Common Shares (including the grant of the Option) will not result in any material breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of the Company or any of the Material Subsidiaries or any Debt Instrument, Material Agreement, mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company or any of the Material Subsidiaries is a party or by which any of them is bound or any judgment, decree, order, statute, rule or regulation applicable to any of them, which breach or default would reasonably be expected to have a Material Adverse Affect;

(r) the Company is, and will at the Time of Closing be, an Eligible Issuer and a "reporting issuer", not included in a list of defaulting reporting issuers maintained by the Securities Commissions and in particular, without limiting the foregoing,

the Company is in compliance with its obligations to make timely disclosure under Applicable Securities Laws and there is no material change relating to the Company that has occurred and with respect to which the requisite material change report has not been filed with the Securities Commissions, except to the extent that the Offering constitutes a material change;

(s) the information and statements set forth in the Company's Information Record were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such information or statement, and the Company has not filed any confidential material change reports with any Securities Commission that is still maintained on a confidential basis;

(t) the auditors of the Company who audited the consolidated financial statements of the Company most recently delivered to the securityholders of the Company and delivered their report with respect thereto are independent public accountants as required by the Applicable Securities Laws;

(u) there has not been any reportable disagreement (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations) with the present or any former auditor of the Company;

(v) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "**Taxes**") due and payable by the Company or any of the Material Subsidiaries have been paid except for where the failure to pay such taxes would not constitute an adverse material fact of the Company or of the Material Subsidiaries on a consolidated basis or would not reasonably be expected to have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company and the Material Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom that would make any of them misleading except where the failure to file such documents would not constitute an adverse material fact of the Company or the Material Subsidiaries on a consolidated basis or would not reasonably be expected to have a Material Adverse Effect. To the best of the knowledge of the Company, MHIL98 and the Material Subsidiaries, no examination of any tax return of the Company or the Material Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Company or any of its Material Subsidiaries, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact of the Company or the Material Subsidiaries or would not reasonably be expected to have a Material Adverse Effect;

(w) neither the Company nor any of the Material Subsidiaries, nor to the best of the Company's and MHIL98's knowledge, information and belief, any other person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Company or any of the Material Subsidiaries or such other person under any Debt Instrument, Material Agreement, or arrangement to which the Company or any of the Material Subsidiaries is a party or otherwise bound and all such contracts, agreements or arrangements are in good standing, and no event has occurred that with notice or lapse of time or both would constitute such a default by the Company or a Material Subsidiary which breach or default would reasonably be expected to have a Material Adverse Effect;

(x) the attributes of the Common Shares will conform in all material respects with the description thereof to be described in the Final Prospectus;

(y) other than as contemplated by the Offering and this Agreement, the Company will not, for a period of 90 days from the Closing Date, issue or sell or agree to issue or sell (or announce any intention to do so) any equity or voting shares of the Company or financial instruments convertible or exchangeable into such shares, other than for purposes of (i) the grant or exercise of stock options and other similar issuances pursuant to the share compensation arrangements of the Company; and (ii) the issuance of securities in connection with arm's length property or share acquisitions conducted in the normal course of business of the Company without the prior written consent of GMP Securities Ltd., such consent not to be unreasonably withheld or delayed;

(z) CIBC Mellon Trust Company has been appointed the registrar and transfer agent in Canada for the common shares of the Company at its principal transfer office in the city of Toronto, Ontario;

(aa) except as disclosed in the Company's Information Record, the Preliminary Prospectus, Final Prospectus or any Supplementary Material or materials incorporated by reference therein, and to the best of the Company's and MHIL98's knowledge, information and belief, none of the directors, officers or employees of the Company, any known holder of more than ten per cent of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the *Securities Act* (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction that, as the case may be, materially affected, is material to the Company and the Material Subsidiaries on a consolidated basis or would reasonably be expected to have a Material Adverse Effect;

(bb) other than the Underwriters pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein;

(cc) except as disclosed in the Company's Information Record, none of the Company or the Material Subsidiaries is party to any Debt Instrument or has any material loans or other indebtedness outstanding that has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length with them;

(dd) the assets of the Company and the Material Subsidiaries and their business and operations are insured against loss or damage with reputable insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and none of the Company or any of the Material Subsidiaries has failed to promptly give any notice or present any material claim thereunder; and

(ee) the Company and the Material Subsidiaries own or possess the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licences, inventions, trade secrets and rights described in the Final Prospectus as being owned by them or any of them or necessary for the conduct of their respective businesses, and the Company is not aware of any claim to the contrary or any challenge by any other person to the rights of the Company and the Material Subsidiaries with respect to the foregoing. To the best of the Company's knowledge, the Company's business, including that of its subsidiaries, as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with, in any material respect, patents, trademarks, service marks, trade names, copyrights, trade secrets, licences or other intellectual property or franchise right of any person. No claim has been made against the Company or any subsidiary thereof alleging the infringement by the Company or any subsidiary thereof of any patent, trademark, service mark, trade name, copyright, trade secret, licence in or other intellectual property right or franchise right of any person.

4.2 General Matters re: MHIL98

MHIL98 hereby represents, warrants and covenants to and with the Company and the Underwriters that:

(a) MHIL98 (i) has been duly incorporated under the *Business Corporations Act* (Ontario) and is and will at the Time of Closing be up-to-date in all material corporate filings and in good standing under such Act; (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to sell the Common Shares, to enter into this Agreement and to carry out the provisions of this Agreement;

(b) no proceedings have been taken, instituted or, to the knowledge of MHIL98, are pending for the dissolution or liquidation of MHIL98;

(c) MHIL98 is an investment company that does not carry on any business;

(d) the execution and delivery of this Agreement, when executed, and the performance of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action of MHIL98 and this Agreement has been executed and delivered by MHIL98 and constitutes, and at the Time of Closing, a valid and binding obligation of MHIL98, enforceable against MHIL98 in accordance with its terms, provided that enforcement thereof may be limited by laws affecting creditors' rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject of the provisions of the *Limitations Act, 2002* (Ontario);

(e) the execution and delivery of this Agreement, the fulfilment of the terms hereof by MHIL98 and the sale and delivery of the Common Shares at the Time of Closing does not and will not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, Securities Commission or other third party, except such as have been obtained or such as may be required (and shall be obtained prior to the Time of Closing) under Applicable Securities Laws or stock exchange regulations;

(f) there are no actions, proceedings or investigations (whether or not purportedly by or on behalf of MHIL98) current, pending or, to the best of MHIL98's knowledge, information and belief, threatened against or affecting MHIL98 at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign that would reasonably be expected to have a Material Adverse Effect;

(g) MHIL98 is not in default or in breach in any material respect of, and the execution and delivery of this Agreement by MHIL98, the performance and compliance with the terms of this Agreement and the sale of the Common Shares (including the grant of the Option) will not result in any material breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of MHIL98 or any Debt Instrument, Material Agreement, material mortgage, note, indenture, contract, agreement, instrument, lease or other material document to which MHIL98 is a party or by which any of them is bound or any judgment, decree, order, statute, rule or regulation applicable to any of them, which breach or default would reasonably be expected to have a material adverse effect on MHIL98;

(h) other than as contemplated by the Offering and this Agreement, MHIL98 will not, for a period of 90 days from the Closing Date, sell, transfer or assign or agree to sell, transfer or assign (or announce any intention to do so) any securities of the Company or financial instruments convertible or exchangeable into such

securities without the prior written consent of GMP Securities Ltd., such consent not to be unreasonably withheld or delayed;

(i) other than the Underwriters pursuant to this Agreement, there is no person acting or purporting to act at the request of MHIL98 who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein;

(j) the securityholdings of MHIL98 in the Company are as set out in Schedule "E" hereto; and

(j) the minute books of MHIL98 provided to counsel to the Underwriters contain copies of all constating documents and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

4.3 Prospectus Matters

The Company and MHIL98, on a joint and several basis, hereby represent, warrant and covenant to and with the Underwriters that:

(a) the Company will, provided MHIL98 and the Underwriters have taken all action required by them hereunder to permit the Company to do so, use all reasonable efforts to file the Final Prospectus pursuant to NP 43-201 and to obtain a final expedited review receipt document from the Ontario Securities Commission in respect of each Qualifying Province and if any Securities Commission in a Qualifying Province opts out of the expedited review system, a final receipt (or a decision document equivalent thereof) from any such Securities Commission, and shall have taken all other steps and proceedings that may be necessary in order to qualify the Common Shares for distribution pursuant to the Final Prospectus in each of the Qualifying Provinces before the close of business on January 26, 2005 (or such other date as may be agreed to in writing by the Company and the Underwriters);

(b) the Company and MHIL98 will deliver from time to time without charge to the Underwriters as many copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material as the Underwriters may reasonably request for the purposes contemplated hereunder and contemplated by the Applicable Securities Laws in the Qualifying Provinces and such delivery shall constitute the consent of the Company to their use of such documents in the Qualifying Provinces in connection with the distribution or the distribution to the public of the Common Shares subject to the Underwriters complying with the provisions of the Applicable Securities Laws in the Qualifying Provinces and the provisions of this Agreement;

(c) all the information and statements to be contained in the Offering Documents shall, at the respective dates of delivery thereof, constitute full, true and plain disclosure of all material facts relating to each of the Offering, the Company and the Material Subsidiaries on a consolidated basis, MHIL98 and the Common

Shares (provided that this representation and warranty does not extend to information and statements included in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriters specifically for use therein);

(d) at the time of filing and qualification thereof, no Offering Document will contain a misrepresentation (provided that this representation and warranty does not extend to information and statements included in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriters specifically for use therein);

(e) the Offering Documents shall contain the disclosure required by and conform to all requirements of the Applicable Securities Laws;

(f) during and prior to completion of the distribution of the Common Shares, the Company and MHIL98 will otherwise take or cause to be taken all steps and proceedings (including the filing of, and obtaining the issuance of a final receipt (or a decision document equivalent thereof) for, the Final Prospectus) that may be required under the Applicable Securities Laws of the Qualifying Provinces to qualify the Common Shares for sale to the public in the Qualifying Provinces through registrants registered under the Applicable Securities Laws of the Qualifying Provinces who have complied with the relevant provisions thereof; and

(g) at all times until the distribution of the Common Shares has been completed, but in any event not later than 21 days following the Closing Date, the Company will, to the reasonable satisfaction of counsel to the Underwriters, promptly take or cause to be taken all reasonable additional steps and proceedings that may be required from time to time under the Applicable Securities Laws of the Qualifying Provinces to continue to so qualify the Common Shares or, in the event that the Common Shares have, for any reason, ceased to so qualify, to again so qualify the Common Shares.

4.4 Due Diligence Matters

The Company and MHIL98, on a joint and several basis, hereby represent, warrant and covenant to and with the Underwriters that:

(a) prior to the filing of the Final Prospectus and any Supplementary Material, the Company and MHIL98 will allow the Underwriters to participate fully in the preparation of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and shall allow the Underwriters to conduct all due diligence that they may reasonably require to conduct in order to fulfill their obligations and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Preliminary Prospectus, the Final Prospectus and any applicable Supplementary Material;

(b) the Company and MHIL98 will promptly notify the Underwriters in writing if, prior to termination of the distribution of the Common Shares, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change or change in fact relating solely to the Underwriters) or any event or development involving a prospective material change or a change in a material fact or any other material change in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control or management of the Company or any of the Material Subsidiaries that would constitute a material change to, or a change in a material fact concerning the Company and the Material Subsidiaries on a consolidated basis or any other change that is of such a nature as to result in, or could be considered reasonably likely to result in, a misrepresentation in the Final Prospectus or any Supplementary Material, as they exist immediately prior to such change, or could render any of the foregoing, as they exist immediately prior to such change, not in compliance with any of the Applicable Securities Laws;

(c) the Company and MHIL98 will promptly notify the Underwriters in writing with full particulars of any such actual, anticipated, contemplated, threatened or prospective change referred to in the preceding paragraph and the Company shall, to the satisfaction of the Underwriters, acting reasonably, provided the Underwriters have taken all action required by them hereunder to permit the Company to do so, file promptly and, in any event, within all applicable time limitation periods with the Securities Commissions a new or amended Final Prospectus or Supplementary Material, as the case may be, or material change report as may be required under the Applicable Securities Laws and shall comply with all other applicable filing and other requirements under the Applicable Securities Laws including any requirements necessary to qualify the distribution of the Common Shares and shall deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such new or amended Final Prospectus or Supplementary Material. The Company will not file any such new or amended disclosure documentation or material change report without first obtaining the written approval of the form and content thereof by the Underwriters, which approval shall not be unreasonably withheld or delayed; provided that the Company will not be required to file a registration statement or otherwise register or qualify the Common Shares for sale or distribution outside Canada;

(d) the Company and MHIL98 will in good faith discuss with the Underwriters as promptly as possible any circumstance or event that is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact or other change described in the preceding two paragraphs; and

(e) the minute books of the Company and each of the Material Subsidiaries provided to counsel to the Underwriters contain copies of all constating documents and all

proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

4.5 Environmental Matters

MHIL98 and the Company, on a joint and several basis, hereby represent, warrant and covenant to and with the Underwriters that:

(a) the Company and the Material Subsidiaries are in material compliance with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the "**Environmental Laws**") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance ("**Hazardous Substances**");

(b) the Company and the Material Subsidiaries have, collectively, obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the "**Environmental Permits**") necessary as at the date hereof for the operation of the businesses carried on by the Company and the Material Subsidiaries, and each Environmental Permit is valid, subsisting and in good standing in all material respects and neither the Company nor any of the Material Subsidiaries is in material default or breach of any Environmental Permit and, to the best of the knowledge of the Company, no proceeding is pending or threatened to revoke or limit any Environmental Permit;

(c) neither the Company nor any of the Material Subsidiaries has used, except in material compliance with all Environmental Laws and Environmental Permits, any property or facility that it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(d) there are no outstanding orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or any of its Material Subsidiaries, nor has the Company or any of its Material Subsidiaries received notice of any of the same; and

(e) there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any of the Material Subsidiaries except for ongoing assessments conducted by or on behalf of the Company in the ordinary course.

4.6 Employment Matters

HIL98 and the Company, on a joint and several basis, hereby represent, warrant and covenant to and with the Underwriters that:

(a) each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the "**Employee Plans**") has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Applicable Securities Laws;

(b) all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company or the Material Subsidiaries; and

(c) there is not currently any labour disruption that could reasonably be expected to have a Material Adverse Effect.

5. Conditions to Purchase Obligation

5.1 The following are conditions of the Underwriters' obligations to close the purchase of the Common Shares from the MHIL98 as contemplated hereby, which conditions the Company and MHIL98, jointly and severally, covenant to exercise their best efforts to have fulfilled on or prior to the Closing Date, which conditions may be waived in writing in whole or in part by the Underwriters:

(a) the Company and MHIL98 will have made and/or obtained the necessary filings, approvals, consents and acceptances to or from, as the case may be, the Securities Commissions and the Exchange required to be made or obtained by the Company and MHIL98 in connection with the Offering, on terms that are acceptable to the Company, MHIL98 and the Underwriters, acting reasonably, prior to the Closing Date, it being understood that the Underwriters will do all that is reasonably required to assist the Company to fulfill this condition;

(b) the Company and MHIL98 shall have delivered to the Underwriters within 24 hours of the issuance of the receipt for the Preliminary Prospectus by each of the Qualifying Provinces, or such later time as may be agreed upon by the Company, MHIL98 and the Underwriters, in such Canadian cities as the Underwriters may reasonably request, the reasonable requirements of conformed commercial copies of the Preliminary Prospectus in the English and French languages;

(c) the Company and MHIL98 shall have delivered to the Underwriters within 24 hours of the issuance of the receipt for the Final Prospectus by each of the Qualifying Provinces, or such later time as may be agreed upon by the Company, MHIL98 and the Underwriters, in such Canadian cities as the Underwriters may reasonably request, the reasonable requirements of conformed commercial copies of the Final Prospectus in the English and French languages;

(d) the Company's board of directors will have authorized and approved this Agreement and all matters relating to the foregoing;

(e) MHIL98's board of directors will have authorized and approved this Agreement, the sale of the Common Shares and all matters relating to the foregoing;

(f) the Company will deliver a certificate of the Company signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company and the Chief Financial Officer of the Company or such other senior officers of the Company as may be acceptable to the Underwriters, acting reasonably, addressed to the Underwriters and their counsel and dated the Closing Date, in form and content satisfactory to the Underwriters, acting reasonably, certifying that:

(i) no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Common Shares or any of the Company's issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of such officers, threatened;

(ii) there has been no adverse material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Material Subsidiaries on a consolidated basis since the date hereof that has not been generally disclosed;

(iii) no material change relating to the Company and the Material Subsidiaries on a consolidated basis, except for the Offering, has occurred with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis;

(iv) the representations and warranties of the Company contained in this Agreement are true and correct in all material respects at the Time of Closing, with the same force and effect as if made by the Company as at the Time of Closing after giving effect to the transactions contemplated hereby; and

(v) the Company has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with or satisfied, other than conditions which have been waived by the Underwriters, at or prior to the Time of Closing;

(g) MHIL98 will deliver a certificate of MHIL98 signed on behalf of MHIL98, but without personal liability, by Milton E. Harris or such other senior officer of the Company as may be acceptable to the Underwriters, acting reasonably, addressed to the Underwriters and their counsel and dated the Closing Date, in form and content satisfactory to the Underwriters, acting reasonably, certifying that:

(i) the representations and warranties of MHIL98 contained in this Agreement are true and correct in all material respects at the Time of Closing, with the same force and effect as if made by MHIL98 as at the Time of Closing after giving effect to the transactions contemplated hereby; and

(ii) MHIL98 has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with or satisfied, other than conditions which have been waived by the Underwriters, at or prior to the Time of Closing;

(h) the Company will have caused a favourable legal opinion to be delivered by its Canadian counsel addressed to the Underwriters and the Underwriters' counsel, satisfactory in all reasonable respects to the Underwriters, including in respect of those matters identified in Schedule "A" hereto. In giving such opinion, counsel to the Company shall be entitled to rely, to the extent appropriate in the circumstances, upon local counsel and shall be entitled as to matters of fact to rely upon a certificate of fact from responsible persons in a position to have knowledge of such facts and their accuracy;

(i) the Company will have caused a favourable legal opinion to be delivered by local counsel in the jurisdiction of incorporation of each of the Material Subsidiaries addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, and with respect to the following matters:

(i) the incorporation and existence of each Material Subsidiary under the laws of its jurisdiction of incorporation;

(ii) as to the holder of the issued and outstanding shares of each Material Subsidiary; and

(iii) that each Material Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(j) the Company and MHIL98 shall have caused a favourable legal opinion to be delivered by United States counsel, in form and substance satisfactory to the Underwriters, to the Underwriters to the effect that no registration of the Common Shares under the *United States Securities Act of 1933*, as amended, is required for the resale of the Common Shares in the United States by the Underwriters through their U.S. broker-dealer affiliates as contemplated hereunder;

(k) MHIL98 will have caused a favourable legal opinion to be delivered by its Canadian counsel addressed to the Underwriters and the Underwriters' counsel, satisfactory in all reasonable respects to the Underwriters, including in respect of those matters identified in Schedule "B" hereto. In giving such opinion, counsel to MHIL98 shall be entitled to rely, to the extent appropriate in the circumstances, upon local counsel and shall be entitled as to matters of fact to rely upon a certificate of fact from responsible persons in a position to have knowledge of such facts and their accuracy;

(l) the Company will have caused PricewaterhouseCoopers LLP to deliver an update of its letter referred to in paragraph 6.1 below; and

(m) the Company will cause the registrar and transfer agent of the Company to deliver a certificate as to the issued and outstanding common shares of the Company.

6. Additional Documents Upon Filing of Final Prospectus

6.1 The Company shall cause to be delivered to the Underwriters concurrently with the filing of the Final Prospectus and any Supplementary Material a comfort letter dated the date thereof from the auditors of the Company and addressed to the Underwriters and to the directors of the Company, in form and substance reasonably satisfactory to the Underwriters, relating to the verification of the financial information and accounting data and other numerical data of a financial nature contained therein and matters involving changes or developments since the respective dates as of which specified financial information is given therein, to a date not more than two business days prior to the date of such letter.

7. Closing

7.1 The Offering will be completed at the offices of the Company's counsel in Toronto at the Time of Closing or such other place, date or time as may be mutually agreed to; provided that if the Company and/or MHIL98 has not been able to comply in any material respect with any of the covenants or conditions set out herein required to be complied with by the Time of Closing or such other date and time as may be mutually agreed to or such covenant or condition has not been waived by the Underwriters, the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses, indemnity and contribution provided for in this Agreement.

7.2 At the Time of Closing, there shall be delivered to the Underwriters:

(a) by MHIL98, certificates representing the Common Shares registered as the Underwriters may direct;

(b) by MHIL98 and the Company, the requisite legal opinions and certificates as contemplated in section 5.1; and

(c) by MHIL98 and the Company, such further documents as may be contemplated herein or as the Underwriters or the Securities Commissions may reasonably require,

against payment of the aggregate purchase price for the Common Shares, net of the Underwriting Fee and, subject to Section 11.1 hereof, expenses of the Underwriters incurred up to the Closing Date, by wire transfer payable to MHIL98. Subject to section 11.1 hereof, additional expenses of the Underwriters incurred in connection with the Offering not included in these expenses retained by the Underwriters shall be paid by MHIL98 forthwith upon invoices being provided therefor.

7.3 All terms and conditions of this Agreement shall be construed as conditions and any breach or failure to comply with any such terms and conditions in any material respect shall entitle the Underwriters to terminate their obligations to purchase the Common Shares by written notice to that effect given to the Company prior to the Time of Closing. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance; provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

8. Termination of Purchase Obligation

8.1 Without limiting any of the other provisions of this Agreement, any Underwriter will be entitled, at its option, to terminate and cancel, without any liability on its part or on the part of the other Underwriters and the Purchasers, its obligations under this Agreement, to purchase the Common Shares, by giving written notice to the Company and MHIL98 at any time through to the Time of Closing if:

(a) *material change* - there shall be any material change in the affairs of the Company, or there should be discovered any previously undisclosed material fact required to be disclosed in the Preliminary Prospectus, Final Prospectus or amendment thereto or there should occur a change in a material fact contained in the Offering Documents or amendment thereto, in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the common shares of the Company; or

(b) *disaster out* - (i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the Exchange or any securities regulatory authority or any law or regulation is enacted or changed that in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict the issuance or trading of the common shares of the Company or materially and adversely affects or will materially and adversely affect the market price or value of the common shares of the Company; or (ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation that in the reasonable opinion of the Underwriters seriously adversely affects, or will, or could reasonably be expected to, seriously adversely affect, the financial markets

or the business, operations or affairs of the Company and its subsidiaries taken as a whole.

The occurrence or non-occurrence of any of the foregoing events or circumstances to be determined in the discretion of the Underwriters, acting reasonably.

The Underwriters shall give notice to the Company and MHIL98 (in writing or by other means) of the occurrence of any of the events referred to in this section; provided that neither the giving nor the failure to give such notice shall in any way affect the Underwriters' entitlement to exercise this right at any time prior to the Time of Closing, except to the extent the Company or MHIL98, as the case may be, is materially prejudiced by such failure to notify.

The Underwriters' rights of termination contained in this section are in addition to any other rights or remedies they may have in respect of any default, act or failure to act or noncompliance by the Company or MHIL98 in respect of any of the matters contemplated by this Agreement.

8.2 If the obligations of an Underwriter are terminated under this Agreement pursuant to the termination rights provided for in section 8.1, the liabilities of the Company and/or MHIL98 to such Underwriter shall be limited to the obligations of the Company and MHIL98 under the indemnity, contribution and expense provisions of this Agreement.

9. Indemnity

9.1 The Company hereby covenants and agrees to indemnify and save harmless each of the Underwriters, their respective affiliate U.S. broker-dealers and their respective directors, officers, employees and agents (each being hereinafter referred to as an "**Indemnified Party**"), from and against all losses (other than a loss of profits), claims, damages, liabilities, costs or expenses (including the reasonable fees and expenses of the Underwriters' counsel that may be incurred in advising with respect to or defending such claim) caused or incurred by or arising directly or indirectly from or by reason of:

(a) any misrepresentation or alleged misrepresentation (except as may be contained in any information or statement relating solely to the Underwriters or MHIL98) contained herein or in the Offering Documents or the Company's Information Record or in any documents incorporated therein by reference;

(b) any information or statement (except any information or statement relating solely to the Underwriters or MHIL98) contained in any certificate or document of the Company delivered under this Agreement or pursuant to this Agreement that at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(c) any omission or alleged omission to state in any certificate or document of the Company delivered under this Agreement or any fact (except facts relating solely to the Underwriters or MHIL98), or in the Offering Documents, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made; or

(d) the non-compliance or alleged non-compliance by the Company with any requirements of the Applicable Securities Laws (other than any non-compliance or alleged non-compliance caused by, arising directly or indirectly from, or in consequence of any action or non-action of the Underwriters or MHIL98).

9.2 MHIL98 hereby covenants and agrees to indemnify and save harmless each of the Underwriters, their respective affiliate U.S. broker-dealers and their respective directors, officers, employees and agents (each being hereinafter referred to as an "**Indemnified Party**"), from and against all losses (other than a loss of profits), claims, damages, liabilities, costs or expenses (including the reasonable fees and expenses of the Underwriters' counsel that may be incurred in advising with respect to or defending such claim) caused or incurred by or arising directly or indirectly from or by reason of:

(a) any misrepresentation or alleged misrepresentation (except as may be contained in any information or statement relating solely to the Underwriters) contained herein or in the Offering Documents or the Company's Information Record or in any documents incorporated therein by reference;

(b) any information or statement (except any information or statement relating solely to the Underwriters) contained in any certificate or document of the Company or MHIL98 delivered under this Agreement or pursuant to this Agreement that at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(c) any omission or alleged omission to state in any certificate or document of the Company or MHIL98 delivered under this Agreement or any fact (except facts relating solely to the Underwriters), or in the Offering Documents, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made; or

(d) the non-compliance or alleged non-compliance by the Company and/or MHIL98 with any requirements of the Applicable Securities Laws (other than any non-compliance or alleged non-compliance caused by, arising directly or indirectly from, or in consequence of any action or non-action of the Underwriters).

9.3 If any action or claim shall be asserted against an Indemnified Party in respect of which indemnity may be sought pursuant to the provisions of sections 9.1 and/or 9.2 or if any potential claim contemplated hereby shall come to the knowledge of an Indemnified Party, the Indemnified Party shall promptly notify the Company and MHIL98 in writing; but the omission to notify the Company and MHIL98 will not relieve the Company or MHIL98 from any liability it may otherwise have to the Indemnified Party pursuant to section 9.1 except to the extent the Company or MHIL98, as the case may be, is materially prejudiced by such failure to notify. The Company shall be entitled but not obligated to participate in or assume the defence thereof; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably. In addition, the Indemnified Party shall also have the right to employ separate counsel in any such action and participate in the defence thereof; provided that the fees and expenses of such counsel shall be borne by the Indemnified Party unless:

(a) the employment thereof has been specifically authorized in writing by the Company or MHIL98;

(b) the Indemnified Party has been advised by counsel that representation of the Company and/or MHIL98 and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them; or

(c) the Company or MHIL98 has failed within 30 days after receipt of such written notice to assume the defence of such action or claim;

provided that neither the Company nor MHIL98 shall be required to assume the fees and expenses of more than one counsel to all of the Indemnified Parties. Neither the Company, MHIL98 nor any Indemnified Party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other parties, such consent to be promptly considered and not to be unreasonably withheld. The indemnity hereby provided for shall remain in full force and effect and shall not be limited to or affected by any other indemnity in respect of any matters specified herein obtained by the Indemnified Party from any other person.

9.4 The rights of indemnity contained in sections 9.1 and 9.2 shall not accrue to the benefit of any Indemnified Party if: (i) the Underwriters were provided with a copy of any Supplementary Material that corrects any misrepresentation that is the basis of a claim by a party against such Indemnified Party and that is required under the Applicable Securities Laws in the Qualifying Provinces to be delivered to such party; and (ii) the person asserting the claim was not provided with a copy of such amendment or supplement.

9.5 To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall obtain and hold the right and benefit of the indemnity provisions of sections 9.1 and 9.2 in trust for and on behalf of such Indemnified Party.

10. Contribution

10.1 In the event that the indemnity provided for in section 9 is, for any reason, illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Company and MHIL98 shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (including any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any action or claim that is the subject of this section but excluding loss of profits or consequential damages) of the nature provided for above such that the Underwriters will be responsible for that portion represented by the percentage that the portion of the Underwriting Fee payable by MHIL98 to the Underwriters bears to the gross proceeds realized from the sale of Common Shares, and the Company and MHIL98 will be responsible for the balance, provided that, in no event, will the Underwriters be responsible for any amount in excess of the amount of the Underwriting Fee actually received by them. In the event that the Company and/or MHIL98, as the case may be, may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Company and/or MHIL98, as the case may be, shall be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages,

expenses and liabilities, giving rise to such contribution for which the Underwriters are responsible, as determined above; and (ii) the amount of the Underwriting Fee actually received by the Underwriters. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation or non-compliance with applicable laws shall not be entitled to contribution from any other party.

Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this section, except to the extent such party is materially prejudiced by the failure to receive such notice. The right to contribution provided in this section shall be in addition to, and not in derogation of, any other right to contribution that the Underwriters or the Company and MHIL98 may have by statute or otherwise by law.

10.2 The right of the Company to assume the defence of any claim, action, suit or proceeding shall apply as set forth in section 9.2 hereof, *mutatis mutandis*.

10.3 The Company and MHIL98 hereby waive their respective right to recover contribution from the Underwriters or any other Indemnified Party with respect to any liability of the Company or MHIL98, as the case may be, solely by reason of or arising out of any misrepresentation contained in any of the Offering Documents or the Company's Information Record, other than a misrepresentation included in reliance upon information furnished to the Company or MHIL98 by or on behalf of the Underwriters specifically for use therein or relating solely to the Underwriters.

11. Expenses

11.1 Whether or not the closing of the Offering occurs, all expenses incurred from time to time of or incidental to the sale, distribution and qualification for distribution of the Common Shares and to all matters in connection with the transactions herein set forth shall be borne by MHIL98 including the fees and disbursements of counsel to the Underwriters (up to a maximum of $80,000 plus GST) and the expenses of the Company. Notwithstanding, the termination of any of the obligations of one or more of the Underwriters hereunder, MHIL98 shall remain responsible for the expenses of the Company in connection with the transactions herein set forth.

12. Liability of Underwriters

12.1 The obligations of the Underwriters to purchase the Common Shares in connection with the Offering at the Time of Closing shall be several (and not joint or joint and several) and shall be as to the following percentages of the Common Shares to be purchased at that time:

Name of Underwriter	Liability
GMP Securities Ltd.	45.0%
Canaccord Capital Corporation	12.5%
First Associates Investments Inc.	12.5%
Raymond James Ltd.	12.5%
Sprott Securities Inc.	12.5%
Dominick & Dominick Securities Inc.	5.0%

12.2 If any of the Underwriters fails to purchase its applicable percentage of the aggregate amount of the Common Shares at the Time of Closing, the other Underwriters shall have the right, but shall not be obligated, to purchase the Common Shares that would otherwise have been purchased by the Underwriter that fails to purchase. If, with respect to the Common Shares, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then MHIL98 shall have the right to terminate its obligations hereunder without liability except: (i) in respect of its indemnity, contribution and expense obligations in respect of the non-defaulting Underwriters; and (ii) in respect of its expense obligations in respect of the Company. Nothing in this paragraph shall oblige MHIL98 to sell to the Underwriters less than all of the Common Shares or shall relieve an Underwriter in default hereunder from liability to the Company.

13. Action by Underwriters

13.1 All steps that must or may be taken by the Underwriters in connection with the closing of the Offering, with the exception of the matters relating to termination of purchase obligations, may be taken by GMP Securities Ltd. on behalf of itself and the other Underwriters and the execution of this Agreement by the other Underwriters and by the Company and MHIL98 shall constitute MHIL98's authority and obligation for accepting notification of any such steps from, and for delivering the definitive documents constituting the Common Shares to or to the order of, GMP Securities Ltd. GMP Securities Ltd. shall fully consult with the other Underwriters with respect to all notices, waivers, extensions or other communications to or with the Company.

14. Survival of Warranties, Representations, Covenants and Agreements

14.1 All warranties, representations, covenants and Agreements of the Company herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Underwriters of the Common Shares and shall continue in full force and effect for the benefit of the Underwriters regardless of the closing of the sale of the Common Shares until the Survival Limitation Date. For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriters by the Company and MHIL98 or the contribution obligations of the Underwriters or those of the Company and MHIL98 shall survive and continue in full force and effect, indefinitely.

15. General Contract Provisions

15.1 Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by telecopier, as follows:

if to the Company:

Harris Steel Group Inc.
4120 Yonge Street, Suite 404
North York, Ontario
M2P 2B8

Attention: Mr. Milton E. Harris
Telecopier Number: (416) 590-9560

with a copy to:

Goodmans LLP
250 Yonge Street, Suite 2400
Toronto, Ontario
M5B 2M6

Attention: Allan Goodman
Telecopier Number: (416) 979-1234

or if to MHIL98:

Milton Harris Investments (1998) Limited
3600 Yonge Street
Toronto, Ontario
M4N 3R8

Attention: Milton E. Harris
Telecopier Number: (416) 590-9560

or if to the Underwriters:

GMP Securities Ltd.
145 King Street
Suite 1100
Toronto, Ontario M5H 1J8

Attention: Andrew Kiguel
Telecopier Number: (416) 943-6160

And

Canaccord Capital Corporation
320 Bay Street,
12th Floor
Toronto, Ontario M5H 4A6

Attention: Jens Mayer
Telecopier Number: (416) 869-3876

And

First Associates Investments Inc.
181 Bay Street,
Suite 900
Toronto, Ontario M5J 2T3

Attention: A. G. Rhind
Telecopier Number: (416) 864-9151

And

Raymond James Ltd.
#2200 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Attention: Rebecca Rennison
Telecopier Number: (604) 659-8938

And

Sprott Securities Inc.
200 Bay Street, Suite 2750
Toronto, Ontario M5J 2J2

Attention: Jeff Kennedy
Telecopier Number: (416) 943-6492

And

Dominick & Dominick Securities Inc.
150York Street, Suite 1714
Toronto, Ontario M5H 3S3

Attention: Bob Rose
Telecopier Number: (416) 363-3316

with a copy to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

Attention: John Vettese
Telecopier Number: (416) 350-6930

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or four hours after being telecopied and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or telecopier number.

15.2 This Agreement and the other documents herein referred to constitute the entire Agreement between the Underwriters, and Company and MHIL98 relating to the subject matter hereof and supersedes all prior Agreements between the Underwriters, the Company and MHIL98 with respect to their respective rights and obligations in respect of the Offering, including the offer letter between GMP Securities Ltd. and the Company dated January 10, 2005.

15.3 Time shall be of the essence for all provisions of this Agreement.

15.4 This Agreement may be executed by telecopier and in one or more counterparts, which, together, shall constitute an original copy hereof as of the date first noted above.

If this Agreement accurately reflects the terms of the transaction that we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below.

Yours very truly,

GMP SECURITIES LTD.

Per: *"Harris Frikcer"*
Authorized Signing Officer

CANACCORD CAPITAL CORPORATION

Per: *"Jens J. Mayer"*
Authorized Signing Officer

FIRST ASSOCIATES INVESTMENTS INC.

Per: *"A. G. Rhind"*
Authorized Signing Officer

RAYMOND JAMES LTD.

Per: *"Rebecca Rennison"*
Authorized Signing Officer

SPROTT SECURITIES INC.

Per: *"Robert P. Chalmers"*
Authorized Signing Officer

DOMINICK & DOMINICK SECURITIES INC.

Per: *"Paul Morgante"*
Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

HARRIS STEEL GROUP INC.

Per: *"Milton E. Harris"*
Authorized Signing Officer

MILTON HARRIS INVESTMENTS (1988) LIMITED

Per: *"Milton E. Harris"*
Authorized Signing Officer

SCHEDULE "A"

OPINION OF THE COMPANY'S COUNSEL

This is Schedule "A" to the Underwriting Agreement dated as of January 12, 2005 between Harris Steel Group Inc., Milton Harris Investments (1998) Limited and GMP Securities Ltd., Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc.

The opinion of the Company's counsel shall be in respect of the following matters:

(i) the Company is a "reporting issuer", or its equivalent, in each of the Qualifying Provinces and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Qualifying Provinces;

(ii) the Company is a corporation existing under the *Business Corporations Act* (Ontario) and has all requisite corporate power to carry on its business as now conducted and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement;

(iii) the Company is authorized to issue, among other things, an unlimited number of Common Shares;

(iv) as to the issued and outstanding common shares of the Company;

(v) the Company has all necessary corporate power and capacity to execute and deliver this Agreement and perform its obligations under this Agreement;

(vi) all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Preliminary Prospectus and the Final Prospectus and the filing thereof with the Securities Commissions;

(vii) the Common Shares have been validly issued as fully paid and non-assessable shares of the Company;

(viii) all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and this Agreement has been executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law

and that enforceability is subject to the provisions of the *Limitations Act, 2002* (Ontario);

(ix) the rights, privileges, restrictions and conditions attaching to the Common Shares are accurately summarized in all material respects in the Final Prospectus;

(x) all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Provinces have been obtained by the Company to qualify the distribution or distribution to the public of the Common Shares in each of the Qualifying Provinces through persons who are registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation;

(xi) the form and terms of the definitive certificates representing the common shares of the Company have been approved by the directors of the Company and comply in all material respects with the *Business Corporations Act* (Ontario) and the rules and by-laws of the Exchange;

(xii) the execution and delivery of this Agreement, the fulfilment of the terms hereof by the Company and the sale and delivery of the Common Shares to be sold at the Time of Closing does not and will not result in a breach of or default under, and do not and will not create a state of facts that, after notice or lapse of time or both, will result in a breach of or default under, and does not and will not conflict with any of the terms, conditions or provisions of the articles or by-laws of the Company;

(xiii) CIBC Mellon Trust Company has been appointed the transfer agent and registrar for the Common Shares;

(xiv) the Common Shares are qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education plans and deferred profit sharing plans, each as defined in the Act; and (ii) based, in part, on a certificate of the Company as to certain factual matters, the Common Shares would not on that date constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on those plans, registered investments and other tax exempt entities including most registered pension funds and registered pension plans.

SCHEDULE "B"

OPINION OF MHIL98'S COUNSEL

This is Schedule "B" to the Underwriting Agreement dated as of January 12, 2005 between Harris Steel Group Inc., Milton Harris Investments (1998) Limited and GMP Securities Ltd., Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc.

The opinion of MHIL98's counsel shall be in respect of the following matters:

(i) MHIL98 is a corporation existing under the *Business Corporations Act* (Ontario) and has all requisite corporate power to execute, deliver and perform its obligations under this Agreement;

(ii) as to the issued and outstanding common shares and preference shares of MHIL98;

(iii) MHIL98 has all necessary corporate power and capacity to execute and deliver this Agreement and perform its obligations under this Agreement;

(iv) all necessary corporate action has been taken by MHIL98 to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and this Agreement has been executed and delivered by MHIL98 and constitutes a legal, valid and binding obligation of MHIL98 enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law and that enforceability is subject to the provisions of the *Limitations Act, 2002* (Ontario);

(v) the rights, privileges, restrictions and conditions attaching to the Common Shares are accurately summarized in all material respects in the Final Prospectus;

(vi) all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Provinces have been obtained by the Company and MHIL98 to qualify the distribution or distribution to the public of the Common Shares in each of the Qualifying Provinces through persons who are registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation; and

(vii) the execution and delivery of this Agreement, the fulfilment of the terms hereof by MHIL98 and the sale and delivery of the Common Shares to be sold at the Time of Closing does not and will not result in a breach of or default under, and do not and will not create a state of facts that, after notice or lapse of time or both, will result in a breach of or default under, and does not and will not conflict with any of the terms, conditions or provisions of the articles or by-laws of MHIL98.

SCHEDULE "C"

MATERIAL SUBSIDIARIES

This is Schedule "C" to the Underwriting Agreement dated as of January 12, 2005 between Harris Steel Group Inc. and Milton Harris Investments (1998) Limited and GMP Securities Ltd., Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd. and Dominick & Dominick Securities Inc.

Name	Jurisdiction	% Ownership
Harris Steel Limited	Ontario	100%
Harris Steel Inc.	Delaware	50%

SCHEDULE "D"

TERMS FOR OFFERING TO U.S. PURCHASERS

This is Schedule "D" to the Underwriting Agreement dated as of January 12, 2005 between Harris Steel Group Inc., Milton Harris Investments (1998) Limited and GMP Securities Ltd., Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc.

As used in this Schedule "D", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "D" is annexed and the following terms shall have the meanings indicated:

(a) "Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Common Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Common Shares;

(b) "Foreign Issuer" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or indirectly by residents of the Unites States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c) "General Solicitation or General Advertising" means "general solicitation or general advertising", as used under Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "Institutional Accredited Investor" means those "institutional accredited investors" specified in Rule 501(a)(1),(2),(3) and (7) of Regulation D;

(e) "Qualified Institutional Buyer" means a qualified institutional buyer as that term is defined in Rule 144A;

(f) "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(g) "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(h) "Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(i) "Rule 4(1)" means Rule 4(1) adopted by the SEC under the U.S. Securities Act;

(j) "SEC" means the United States Securities and Exchange Commission;

(k) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

(l) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(m) "U.S. Person" means a U.S. person as that term is defined in Regulation S;

(n) "U.S. Securities Act" means the *United States Securities Act of 1933*, as amended; and

(o) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

All other terms used but not otherwise defined in this Schedule "D" will have the meanings ascribed to them in the Underwriting Agreement to which this Schedule "D" is attached.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Common Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. Accordingly, each Underwriter represents, warrants and covenants to the Company that:

1. It has not offered and sold, and will not offer and sell, any Common Shares forming part of its allotment described in section 12.1 of the Underwriting Agreement except (a) in an offshore transaction to a person that is not a U.S. Person in accordance with Rule 903 of Regulation S or (b) in the United States or to a U.S. Person as provided in paragraphs 2 through 10 below. Accordingly, neither the Underwriter nor any of its affiliates nor any persons acting on its or their behalf, has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Common Shares.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Common Shares, except with its affiliates, any selling group members

or with the prior written consent of the Company. It shall require each of its U.S. broker-dealer affiliate and each selling group member to agree, for the benefit of the Company and MHIL98, to comply with, and shall use its best efforts to ensure that each of its U.S. broker-dealer affiliate and each selling group member complies with, the provisions of this Schedule "D" applicable to such Underwriter as if such provisions applied to such U.S. broker-dealer affiliate selling group member.

3. All offers and sales of Common Shares in the United States shall be made through the Underwriter's U.S. broker-dealer affiliate, duly registered under the U.S. Exchange Act and applicable state securities laws, in compliance with all applicable U.S. and state securities laws, broker-dealer requirements. Such U.S. broker-dealer affiliate is a duly registered broker-dealer with the SEC, and is a member in good standing with the National Association of Securities Dealers, Inc.

4. In connection with offers and sales of Common Shares in the United States or to U.S. Persons (i) no form of General Solicitation or General Advertising shall be used, and (ii) such offers and sales shall not be made in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Any offer, sale or solicitation of an offer to buy Common Shares that has been made or will be made in the United States or to U.S. Persons was or will be made only to (i) persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A, or (ii) to persons it reasonably believes to be Institutional Accredited Investors.

6. The Underwriter, acting through its U.S. broker-dealer affiliate, may offer the Common Shares in the United States only to offerees with respect to which such Underwriter has a pre-existing relationship and has, and had immediately prior to soliciting such offerees, reasonable grounds to believe are and were Qualified Institutional Buyers or Institutional Accredited Investors.

7. Prior to any sale of Common Shares in the United States, it shall cause each U.S. purchaser thereof to execute a Purchaser's Letter in the form attached hereto as Appendix I.

8. Each offeree in the United States shall be provided, prior to the time of purchase of any Common Shares, with a copy of the United States private placement offering memorandum (the "U.S. Placement Memorandum") attached to a copy of the Final Prospectus and no other written material will be used in connection with the offer or sale of the Common Shares in the United States. The U.S. Private Placement Memorandum shall set forth substantially the following:

> "The Common Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons (as defined in the U.S. Securities Act).

Each Underwriter has agreed that it will not offer or sell the Common Shares within the United States, except in accordance with either Rule 144A or Rule 4(1). In addition, until 40 days after the commencement of the offering of Common Shares pursuant to the Prospectus, an offer or sale of the Common Shares within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act".

9. At least one business day prior to the Time of Delivery, the transfer agent will be provided with a list of all purchasers of the Common Shares in the United States or who are U.S. Persons.

10. All purchasers of Common Shares in the United States shall be informed that the Common Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by either (a) Rule 144A or (b) Rule 4(1) or (c) another exemption from registration thereunder.

11. At closing, each U.S. broker-dealer who sold any Common Shares together with their Canadian affiliate will provide a certificate, substantially in the form of Appendix II, relating to the manner of the offer and sale of the Common Shares in the United States and to U.S. Persons.

Representations, Warranties and Covenants of the Company and MHIL98

The Company represents, warrants, covenants and agrees that:

1. The Company is a Foreign Issuer and there is no Substantial U.S. Market Interest in the Common Shares of the Company.

2. The Company is not, and as a result of the sale of the Common Shares contemplated hereby will not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

3. Except with respect to offers and sales to Qualified Institutional Buyers in reliance upon an exemption from registration under Rule 144A of the U.S. Securities Act or Institutional Accredited Investors in reliance upon an exemption from registration under Section 4(1) of the U.S. Securities Act, neither the Company, MHIL98 nor any of their respective affiliates, and assuming the representations, warranties and covenants of the Underwriters are true and accurate, nor any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Common Shares to a person in the United States; or (B) any sale of Common Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the

United States or (ii) the Company, MHIL98 or its or their affiliates, as applicable, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

4. Neither the Company , MHIL98 nor any of its or their affiliates, as applicable, and assuming the representations, warranties and covenants of the Underwriters are true and accurate, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Common Shares, or has taken or will take any action that would cause the exemption afforded by Section 4(1) of the U.S. Securities Act or Regulation S to be unavailable for offers and sales of the Common Shares pursuant to this Agreement.

5. For so long as any of the Common Shares are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Company shall either: (i) furnish to the SEC all information required to be furnished in accordance with Rule 12g3-2(b) under the U.S. Exchange Act; (ii) file reports and other information with the SEC under Section 13 or 15(d) of the U.S. Exchange Act; or (iii) in the event it is neither exempt from reporting pursuant to Rule 12g3-2(b) nor subject to Section 13 or 15(d) of the U.S. Exchange Act, furnish to any holder of those restricted securities and any prospective purchaser of those restricted securities designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A).

6. The Common Shares are not, and as of the Closing Date the Common Shares will not be, and no securities of the same class as the Common Shares are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act; or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

7. Neither the Company, MHIL98, nor any of its or their affiliates as applicable, or, assuming the representations, warranties and covenants of the Underwriters are true and accurate, any person acting on its or their behalf have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Common Shares in the United States.

8. Except with respect to the offer and sale of the Common Shares offered hereby, neither the Company, MHIL98 nor any person acting on its or their behalf has, within six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of the Company's securities of the same or similar class to that of the Common Shares.

APPENDIX I TO SCHEDULE "D"

U.S. Purchaser's Letter

TO: **Griffiths McBurney Corp.**

AND TO: **Harris Steel Group Inc.**

AND TO: **Milton Harris Investments (1988) Limited**

Re: **Purchase of Common Shares of Harris Steel Group Inc.**

Ladies and Gentlemen:

In connection with its agreement to purchase common shares ("Common Shares") of Harris Steel Group Inc. (the "Company"), the undersigned represents, warrants and covenants to you as follows:

(a) it is authorized to consummate the purchase of the Common Shares;

(b) it understands that the Common Shares have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act"), or any applicable state securities laws and that the offer and sale of Common Shares to it is being made in reliance on (i) Rule 4(1) only to Institutional Accredited Investors, or (ii) Rule 144A to Qualified Institutional Buyers (as such terms are defined on Annex A hereto);

(c) it has received a copy, for its information only, of the Canadian Final Short Form Prospectus, dated January ●, 2005, together with a U.S. placement memorandum, relating to the offering in the United States of the Common Shares and it has had access to such additional information, if any, concerning the Company as it has considered necessary in connection with its investment decision to acquire the Common Shares;

(d) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Common Shares and is able to bear the economic risks of such investment;

(e) it is (i) an Institutional Accredited Investor, or (ii) a Qualified Institutional Buyer, and if the Common Shares are to be purchased for one or more accounts ("investor accounts") for which it is acting as a fiduciary or agent, each such investor account is either an Institutional Accredited Investor or Qualified Institutional Buyer on a like basis. It is acquiring the Common Shares for its own account or for one or more investor accounts for which it is acting as fiduciary or agent, in each case for investment, and not with a view to any resale, distribution or other disposition of the Common Shares in violation of United States securities laws or applicable state securities laws;

(f) it acknowledges that it has not purchased the Common Shares as a result of any general solicitation or general advertising (as those terms are used in Rule 144A and Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(g) it is relying on the information contained in the U.S. Placement Memorandum and the accompanying Canadian Prospectus in making its investment decision with respect to the Common Shares. It acknowledges that no representation or warranty is made by the Underwriters or the U.S. broker-dealers as to the accuracy or completeness of such materials. It further acknowledges that none of the Company, the Underwriters or the U.S. broker-dealers has made any representation or given any information to it with respect to the Company or the offering or sale of any Common Shares other than the information contained in the U.S. Placement Memorandum and the accompanying Prospectus;

(h) it understands and acknowledges that the Common Shares are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, and that it agrees that if it decides to offer, sell or otherwise transfer any of the Common Shares, such securities may be offered, sold or otherwise transferred only, (a) to the Company, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; or (c) within the United States in accordance with (i) Rule 144A to a Person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance upon Rule 144A, or (ii) Rule 144, if available, and in compliance with any applicable state securities laws of the United States; or (d) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States, after (A) in the case of proposed transfers pursuant to (b) above, providing a declaration to CIBC Mellon Trust Company, as transfer agent for the Common Shares, in the form attached hereto as Exhibit A (or such other form as the Company may prescribe from time to time), and (B) in the case of proposed transfers pursuant to (c)(ii) or (d) above, providing to CIBC Mellon Trust Company an opinion of counsel of recognized standing reasonably satisfactory to the Company, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act;

(i) it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing common shares and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE *UNITED STATES SECURITIES ACT OF 1933*, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (i) RULE 144A UNDER THE U.S. SECURITIES ACT, OR (ii) RULE 144 UNDER THE U.S. SECURITIES ACT, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS AND THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. IF THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY, AS REGISTRAR AND TRANSFER AGENT OF THE CORPORATION, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO CIBC MELLON TRUST COMPANY OF CANADA AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided, that if any such securities are being sold under paragraph (h)(b) above, and provided that the Company is a "foreign issuer" within the meaning of Regulation S at the time of sale, any such legend may be removed by providing a declaration to CIBC Mellon Trust Company, as registrar and transfer agent, to the effect set forth in Annex B hereto (or as the Company may prescribe from time to time); and provided, further, that, if any common shares are being sold under paragraph (h)(c)(ii) above, the legend may be removed by delivery to CIBC Mellon Trust Company and the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, that such legend is no longer

required under applicable requirements of the U.S. Securities Act or state securities laws;

(j) it consents to the Company making a notation on its records or giving instructions to any transfer agent or registrar of the common shares in order to implement the restrictions on transfer set forth and described herein;

(k) if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Common Shares;

(l) it understands and acknowledges that the Company is not obligated to file and has no present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Common Shares in the United States; and

(m) it understands and acknowledges that the Company (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not, at the time the Common Shares are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Company not to be a foreign issuer.

The undersigned acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by you in determining its eligibility (or, if applicable, the eligibility of others on whose behalf the undersigned is contracting hereunder) to purchase the Common Shares. By this letter the undersigned represents and warrants that the foregoing representations and warranties are true as at the closing time with the same force and effect as if they had been made by it at the closing time and that they shall survive the purchase by it of the Common Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of the Common Shares or the underlying securities.

The undersigned irrevocably authorizes you to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

The undersigned purchaser agrees to be bound by the terms and conditions set forth in this U.S. Purchaser's Letter including without limitation the representations, warranties and covenants contained herein. The purchaser further agrees, without limitation, that the Company and the Underwriters may rely upon the purchaser's representations, warranties and covenants contained in this U.S. Purchaser's Letter.

Please print all information (other than signatures), as applicable, in the space provided below

____
(Name of Purchaser)

Account Reference (if applicable): ______________________

By: ______________________________
Authorized Signature

____
(Official Capacity or Title – if the Purchaser is not an individual)

____
(Name of individual whose signature appears above if different than the name of the Purchaser printed above.)

____
(Purchaser's Address, including State)

____

____
(Telephone Number) (Email Address)

Number of Common Shares: ______________ **x CDN$20.55**

=

Aggregate Subscription Price: ______________________

If the Purchaser is signing as agent for a principal (beneficial purchaser) and is not purchasing as trustee or agent for accounts fully managed by it, complete the following:

____
(Name of Principal)

____
(Principal's Address)

____

Register the Common Shares exactly as set forth below:

____
(Name)

____
(Account Reference, if applicable)

____
(Address, including Zip Code)

Deliver the Common Shares as set forth below:

____
(Name)

____
(Account Reference, if applicable)

____
(Address)

____
(Contact Name) (Telephone Number)

ANNEX A

DEFINITIONS OF INSTITUTIONAL ACCREDITED INVESTOR AND QUALIFIED INSTITUTIONAL BUYERS

"Institutional Accredited Investor" means any entity which comes within any of the following categories:

(1) Any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; any insurance company as defined in Section 2(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000;

(3) Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person, being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

"Qualified Institutional Buyer" means any entity that comes within any of the following categories that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the entity:

(1) Any insurance company as defined in the U.S. Securities Act.

(2) Any investment company registered under the Investment Company Act or any business development company as defined in section 2(a)(48) of that Act.

(3) Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;

(4) Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees.

(5) Any employee benefit plan within the meaning of title I of the Employee Retirement Income Security Act of 1974.

(6) Any trust fund whose trustee is a bank or trust company and whose participants are exclusively plans of the types identified in paragraph (a)(1)(i)(D) or (E) of this section, except trust funds that include as participants individual retirement accounts or H.R. 10 plans.

(7) Any business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940.

(8) Any organization described in section 501(c) (3) of the Internal Revenue Code, corporation (other than a bank as defined in section 3(a)(2) of the Act or a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Act or a foreign bank or savings and loan association or equivalent institution), partnership, or Massachusetts or similar business trust.

(9) Any investment adviser registered under the Investment Advisers Act.

ANNEX B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: CIBC Mellon Trust Company as registrar and transfer agent for Common Shares of Harris Steel Group Inc.

The undersigned

(a) acknowledges that the sale of the securities of Harris Steel Group Inc. (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act") and

(b) certifies that (1) the undersigned is not an "affiliate" of the Company (as that term is defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a "Designated Offshore Securities Market" as defined in Rule 902 of Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), and (5) the contemplated sale is not a transaction, or part of a series of transactions that, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ______________________________

____
Name of Seller

By: ______________________________

Name: ______________________________

Title: ______________________________

APPENDIX II

TO SCHEDULE "D"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of common shares (the "Common Shares") of Harris Steel Group Inc. (the "Company") pursuant to an underwriting agreement (the "Underwriting Agreement") dated January 12, 2005 among the Company, Milton Harris Investments (1998) Limited and the underwriters named therein (the "Underwriters"), the undersigned does hereby certify as follows:

(i) the U.S. affiliate of the undersigned Underwriter who offered or sold Common Shares in the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), has executed this certificate and is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and is in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

(ii) all offers and sales of the Common Shares in the United States were made to a maximum of 50 "Qualified Institutional Buyers" or "Institutional Accredited Investors" (as defined below) by all Underwriters and their U.S. broker-dealer affiliates

(iii) each offeree was provided with a copy of the U.S. Placement Memorandum, including the Final Prospectus relating to the offering of the Common Shares;

(iv) immediately prior to transmitting the U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was "qualified institutional buyers" as defined in Rule 144A of the U.S. Securities Act (a "Qualified Institutional Buyers") or an "institutional accredited investor" as defined in Rule 501(a)(1),(2),(3) or (7) of Regulation D (an "Institutional Accredited Investor") under the U.S. Securities Act, and, on the date hereof, we continue to believe that each U.S. person purchasing Common Shares from us is either a Qualified Institutional Buyer or an Institutional Accredited Investor;

(v) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Common Shares in the United States or to U.S. persons;

(vi) the offering of the Common Shares in the United States has been conducted by us through our U.S. affiliates in accordance with the terms of the Underwriting Agreement, and in compliance with all applicable U.S. broker-dealer requirements; and

(vii) prior to any sale of Common Shares in the United States or to U.S. Persons we caused each U.S. purchaser to execute a U.S. Purchaser's Letter in the form of Appendix I to Schedule "D" to the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __ day of _________, 2005.

[CANADIAN UNDERWRITER]	**[U.S. AFFILIATE OF CANADIAN UNDERWRITER]**
By: ______________________	By: ______________________
Name: ______________________	Name: ______________________
Title: ______________________	Title: ______________________

SCHEDULE "E"

SECURITIES OF HARRIS STEEL GROUP INC. HELD BY MILTON HARRIS INVESTMENTS (1998) LIMITED

This is Schedule "E" to the Underwriting Agreement dated as of January 12, 2005 between Harris Steel Group Inc., Milton Harris Investments (1998) Limited and GMP Securities Ltd., Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc.

Registered Holder	Number of Type of Harris Steel Group Inc. Security	% of Outstanding Harris Steel Group Inc. Securities
Milton Harris Investments (1998) Limited	17,072,880 Common Shares	63.41

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Harris Steel Group Inc.

Receipt for a Preliminary Short Form Prospectus dated **January 12, 2005** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this 12th day of **January, 2005**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #728795

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

RECEIPT FOR THE FILING OF AN INITIAL ANNUAL INFORMATION FORM

HARRIS STEEL GROUP INC.

Please be advised that the Issuer's initial annual information form dated May 10, 2004 filed in compliance with National Instrument 44-101 has been accepted for filing.

DATED at Halifax, Nova Scotia on **January 12, 2005**.

Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

Profile #711288

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Harris Steel Group Inc.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador have been issued for a Preliminary Short Form Prospectus of the above Issuer dated January 12th, 2005.

DATED at Toronto this 12th day of January, 2005.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 728795

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Harris Steel Group Inc.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador have been issued for the Short Form Prospectus of the above Issuer dated January 20th, 2005.

DATED at Toronto this 20th day of January, 2005.

Cameron McInnis

Cameron McInnis
Manager, Corporate Finance

SEDAR Project #728795

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Harris Steel Group Inc.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador have been issued for a Preliminary Short Form Prospectus of the above Issuer dated January 12th, 2005.

DATED at Toronto this 12th day of January, 2005.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 728795

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215
Direct Tel. 416-941-8382
Direct Fax 416-947-8956

January 20, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs/Madames:

We refer to the short form prospectus of Harris Steel Group Inc. (the "Corporation") dated January 20, 2005 relating to the secondary offering of up to 3,950,000 common shares of the Corporation.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 26, 2004 to the shareholders of the Corporation on the following financial statements:

- Consolidated balance sheets as at December 31, 2003 and December 31, 2002;
- Consolidated statements of earnings, retained earnings and cash flows for the years ended December 31, 2003 and December 31, 2002.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

PRICEWATERHOUSECOOPERS

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

[Signed] "PricewaterhouseCoopers LLP"

Chartered Accountants

GOODMANS

250 Yonge Street
Suite 2400
Toronto, Ontario
Canada M5B 2M6
Tel: (416) 979-2211
Fax: (416) 979-1234
www.goodmans.ca

January 20, 2005

HARD COPY ON FILE

FILED BY SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers
Saskatchewan Financial Services Commission

Dear Sirs/Mesdames:

Re: Harris Steel Group Inc. (the "Corporation")
Final Short Form Prospectus dated January 20, 2005

We refer to the final short form prospectus dated January 20, 2005 (the "Short Form Prospectus") of the Corporation relating to the qualification of the distribution of common shares of the Corporation.

We hereby consent to the reference to our name and legal opinions contained in the Short Form Prospectus under the heading "Eligibility for Investment" and to the reference to our name on the face page of the Short Form Prospectus and under the heading "Legal Matters".

We have read the Short Form Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Short Form Prospectus or within our knowledge as a result of the services performed by us in connection with such opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Goodmans LLP"

CASSELS BROCK
LAWYERS

January 20, 2005

BY SEDAR

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorité des marches financiers (Quebec)
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division,
Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

RE: Harris Steel Group Inc.
Final Short Form Prospectus dated January 20, 2005

We refer to the (final) short form prospectus (the "Prospectus") dated January 20, 2005 of Harris Steel Group Inc.

We hereby consent to the use of our firm name on the face page of the Prospectus and under the heading "Legal Matters" in the Prospectus and consent to the use of our firm name and the reference to our opinion under the heading "Eligibility for Investment".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection therewith.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.

Yours truly,
"Cassels Brock & Blackwell LLP"

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated by reference herein may be obtained on request without charge from the Secretary of Harris Steel Group Inc., 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8 (telephone: (416) 590-9549). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Harris Steel Group Inc., at the above-noted address and telephone number.*

This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. ***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*** *The securities offered under this short form prospectus have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities may not be offered or sold within the United States or to or for the account or benefit of a U.S. person as defined in Regulation S under the U.S. Securities Act, except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom, and in compliance with the terms of the Underwriting Agreement. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities within the United States. See "Plan of Distribution".*

SHORT FORM PROSPECTUS

Secondary Offering

January 20, 2005

HARRIS STEEL GROUP INC.

$71,925,000

Common Shares

This short form prospectus qualifies the distribution (the "Offering") of 3,500,000 common shares (the "Common Shares") of Harris Steel Group Inc. ("Harris" or the "Corporation") owned, directly or indirectly, by Milton Harris Investments (1998) Limited (the "Selling Shareholder"). The Corporation will not receive any part of the proceeds from the sale of the Common Shares by the Selling Shareholder, and all fees and expenses associated with the Offering will be paid by the Selling Shareholder. The Selling Shareholder currently owns, in aggregate, approximately 63.41% of the outstanding Common Shares of the Corporation. Following completion of the Offering, assuming the Underwriters' Option is exercised in full, the Selling Shareholder will own, in aggregate, approximately 48.74% of the outstanding Common Shares. See "Plan of Distribution" and "The Selling Shareholder".

The offering price of the Common Shares has been determined through negotiations between the Selling Shareholder and GMP Securities Ltd., Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc. (collectively, the "Underwriters"). Persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. See "Plan of Distribution".

The Corporation's Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the stock symbol "HSG". On January 7, 2005, the last trading day prior to the announcement of this Offering, the closing price of the Common Shares on the TSX was $21.65. **Prospective investors should consider the risk factors described under "Risk Factors" before purchasing Common Shares.**

Price: $20.55 per Common Share

	Price to Public	Underwriters' Fee(1)	Net Proceeds to the Selling Shareholder(2)(3)
Per Common Share	$20.55	$0.822	$19.728
Total	$71,925,000	$2,877,000	$69,048,000

Notes:

(1) The Underwriters will be paid a fee equal to 4% of the gross proceeds of the Offering, which fee will be paid by the Selling Shareholder.

(2) Before deducting expenses of this Offering estimated at $475,000. The Selling Shareholder will pay these expenses, together with the Underwriters' fee, from the proceeds of this Offering.

(3) The Selling Shareholder has granted the Underwriters an option (the "Underwriters' Option"), exercisable up to two business days prior to closing of the Offering, to purchase up to an additional 450,000 Common Shares on the same terms as set out above. If the Underwriters' Option is exercised in full, the total Price to Public, Underwriters' Fee and Net Proceeds to the Selling Shareholder will be $81,172,500, $3,246,900 and $77,925,600 respectively. See "Plan of Distribution". This short form prospectus also qualifies the distribution of the Underwriters' Option and the Common Shares to be distributed on the exercise of the Underwriters' Option.

In the opinion of counsel, the Common Shares will qualify for investment as set out under "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when sold by the Selling Shareholder and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of legal matters by Goodmans LLP, on behalf of the Corporation and the Selling Shareholder, and by Cassels Brock & Blackwell LLP, on behalf of the Underwriters. See "Plan of Distribution" and "Legal Matters".

In connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. See "Plan of Distribution".

Subscriptions for the Common Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this Offering will take place on or about February 1, 2005 or on such date as the Corporation, the Selling Shareholder and the Underwriters may agree, but in any event not later than March 3, 2005, and that definitive certificates representing the Common Shares will be ready for delivery on or about closing.

TABLE OF CONTENTS

Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. The Corporation has not authorized anyone to provide different information. If an investor is provided with different or inconsistent information, he or she should not rely on it. The Selling Shareholder is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Prospective investors should assume that the information appearing in this short form prospectus is accurate as of the date on the front cover of this short form prospectus only, regardless of the time of delivery of this short form prospectus or of any sale of the Common Shares. Certain information contained in this short form prospectus concerning companies other than the Corporation or its subsidiaries has been derived from publicly available sources. No representation is made with respect to the accuracy of this information.

Unless otherwise indicated, all dollar amounts in this short form prospectus are in Canadian dollars.

On January 19, 2005, the Bank of Canada quoted the noon rate of exchange for converting U.S. dollars into Canadian dollars at U.S. $0.8148 per Cdn. $1.00.

Unless the context requires otherwise, references to "Harris" or the "Corporation" refer to Harris Steel Group Inc. and its subsidiaries on a consolidated basis.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Secretary of the Corporation, 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8 (telephone: (416) 590-9549). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Corporation, at the above-noted address and telephone number. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

The following documents of the Corporation, which have been filed with securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Annual Information Form of the Corporation dated May 10, 2004 (the "Annual Information Form");

(b) the Management Information Circular of the Corporation dated May 7, 2004 prepared in connection with the annual and special meeting of shareholders of the Corporation held on June 22, 2004 (other than sections thereof entitled "Report of the Compensation Committee", "Performance Graph" and "Corporate Governance");

(c) the comparative audited consolidated financial statements of the Corporation and the notes thereto for the fiscal years ended December 31, 2003 and 2002, together with the report of the auditors thereon

and Management's Discussion and Analysis of Results of Operations and Financial Condition in respect thereof;

(d) the comparative unaudited consolidated financial statements of the Corporation and the notes thereto for the nine months ended September 30, 2004 and 2003, together with Management's Discussion and Analysis of Results of Operations and Financial Condition in respect thereof;

(e) the material change report of the Corporation dated February 2, 2004 in respect of the announcement by it of its entering into an agreement with Nucor Corporation pursuant to which Nucor Corporation agreed to acquire a 50% interest in the United States reinforcing steel products operations of the Corporation;

(f) the material change report of the Corporation dated May 19, 2004 in respect of the announcement that the board of directors of the Corporation approved a proposal to merge the Class A and B shares of the Corporation into a single class of shares, and to split the outstanding shares on a four-for-one basis;

(g) the material change report of the Corporation dated June 9, 2004 in respect of the announcement by it of the appointment of Paul A. Kelly as Executive Vice-President; and

(h) the material change report of the Corporation dated January 10, 2005 in connection with the Offering.

Any document of the type referred to in the preceding paragraph and any material change report (excluding confidential reports) subsequently filed by the Corporation with such securities commissions or regulatory authorities after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

THE CORPORATION AND BUSINESS OF THE CORPORATION

Harris Steel Group Inc. ("Harris" or the "Corporation") is located at 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8. The Corporation operates as a steel trading business, purchasing steel from mills and processing that steel into a variety of products for sale to its customers in the automotive, industrial and construction markets. The Corporation is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The Corporation serves all of Canada, and most of the United States.

Harris Steel Group Inc. was incorporated under the laws of the Province of Ontario by letters patent dated May 20, 1953 as J. Harris & Sons, Limited to acquire the metal trading business established by the Harris family in London, Ontario in 1886. By supplementary letters patent dated April 27, 1967, the Corporation changed its status from a private to a public company. The Corporation changed its name to Harris Steel Group Inc. on November 6, 1979. Following its purchase of G&H Steel Industries Limited in 1983, Harris amalgamated with that entity on September 1, 1984. The amalgamated company continued operations as Harris Steel Group Inc.

Intercorporate Relationships

The major Canadian trading operations of Harris are carried out primarily in the names of Harris Rebar, Laurel Steel and Fisher & Ludlow, all divisions of Harris Steel Limited, a wholly-owned Ontario corporation. United States based operations are conducted primarily through Harris Rebar Boston Inc., Harris Rebar Seattle Inc., Harris Rebar Atlantic Inc., Harris/Arizona Rebar Inc., and Harris Salinas Rebar Inc., all Delaware corporations the shares of which are held by Harris Steel Inc., a Delaware corporation.

Effective February 10, 2004 the Corporation sold a 50% interest in Harris Steel Inc. to a subsidiary of Nucor Corporation. The Corporation continues to manage and operate the business of Harris Steel Inc. and its subsidiaries and continues to consolidate the results of its operations.

Intercorporate relationships for the Corporation's major operations are illustrated below:


HARRIS STEEL GROUP INC. (Ontario)
Nucor Corporation (Delaware)
100%
50%
100%
HARRIS STEEL LIMITED (Ontario)
HARRIS STEEL INC. (Delaware)
50%
Fabrication Holdings, Inc. (Delaware)
100%
100%
100%
100%
100%
Harris Rebar Division
Laurel Steel Division
Fisher & Ludlow Division
Harris Rebar Boston Inc. (Delaware)
Harris Rebar Seattle Inc. (Delaware)
Harris Rebar Atlantic Inc. (Delaware)
Harris/ Arizona Rebar Inc. (Delaware)
Harris Salinas Rebar Inc. (Delaware)
Canadian Operations
U.S. Operations

RECENT DEVELOPMENTS

Dividends and Reclassification of Share Capital

On May 10, 2004, the Corporation announced a splitting of the outstanding shares of the Corporation on a four-for-one basis, and a quadrupling of the quarterly dividend, from $0.06 per share to $0.24 per share payable June 30, 2004 to shareholders of record on June 16, 2004. Effective July 7, 2004, articles of amendment were filed creating a new class of common shares to replace the Class A non-voting shares and Class B voting shares in the capital of the Corporation on the basis of four common shares for each Class A share or Class B share held. The Corporation's shareholders approved this reclassification of share capital and stock split at its annual and special meeting held on June 22, 2004. The dividend, adjusted for the split, became $0.06 per share and has been maintained.

Appointments and Resignation

On June 7, 2004, Paul A. Kelly was appointed as Executive Vice-President of the Corporation and was elected a director of the Corporation on June 22, 2004. Mr. Kelly was previously Chief Executive Officer at Slater Steel Inc., which sought creditor protection under applicable Canadian and U.S. legislation on June 2, 2003. Previous to that he was President of Courtice Steel Inc., which was acquired by Harris Steel Group Inc. in 1986, and the assets and business of which were sold in 1989 to the predecessor entity of Gerdau Ameristeel Corporation.

On July 29, 2004, DeLane Pate, President of Laurel Steel, a division of Harris Steel Limited, resigned his position as a director of the Corporation. Mr. Pate retained his officer role at Laurel Steel.

On November 1, 2004, Dale H. Lastman was appointed as a director. Mr. Lastman is co-chairman of the law firm, Goodmans LLP.

On January 10, 2005, the board of directors established a special committee comprised of Messrs. Rose, Leech, Francolini, Timmerman and Buchanan which is authorized to advise the board in connection with the Offering. All members of the committee are considered independent. In discharging its duties, the committee retained independent legal counsel. At meetings of the special committee held on January 12, 2005 and January 20, 2005, after consultation with its independent legal counsel, the special committee unanimously recommended that the board approve the Offering.

Acquisitions and Dispositions

Nucor

Effective February 10, 2004, the Corporation sold a 50% interest in Harris Steel Inc. ("HSI"), its United States reinforcing steel products operations, to a subsidiary of Nucor Corporation ("Nucor") of Charlotte, North Carolina. Harris received proceeds of U.S. $21 million upon completion of the sale and is entitled to additional proceeds of up to U.S. $6 million depending upon results of operations during the calendar years 2004 to 2008 inclusive. The additional proceeds are payable annually to a maximum of U.S. $1.2 million for each of the first four years based on EBITDA targets. For the fifth year, in addition to an EBITDA test, a cumulative five year aggregation EBITDA measure is applied which may result in the recognition of additional proceeds to a cumulative total of U.S. $6 million should the annual maximum proceeds not have been achieved in each of the preceding years.

Pursuant to the terms of a shareholders' agreement between the Corporation and Nucor, and a management agreement appointing Harris Steel Limited as manager of HSI, the Corporation retained management control of, and will continue to consolidate its United States reinforcing steel operations. The shareholders' agreement contains customary provisions regarding the governance of HSI as well as standard buy-sell provisions. Pursuant to the management agreement and the shareholders' agreement, if either Milton Harris and/or members of his family (including John Harris) cease to control, directly or indirectly, at least 50% of the votes attached to all securities of Harris Steel Limited or the Corporation or both John Harris (President and Chief Operating Officer of the Corporation) and Wes Colling (Vice-President Operations, Harris Rebar) cease to be senior officers of Harris Steel Limited, Nucor has the right to direct HSI, within 12 months of either

event occurring, to terminate the management agreement on 12 months notice. In the event of a change of control to any person or entity who is not a competitor of Nucor, the decision to deliver a termination notice must be exercised by HSI acting reasonably. Even if there is no termination notice delivered by HSI following an occurrence of one of the events discussed above, the then current term of the management agreement will continue for 3 years (as opposed to 5 years had a change of control not occurred) following the last date on which HSI is permitted to deliver a written notice, and will automatically renew for additional successive three year terms unless either party provides at least 12 months written notice to the other party of its intent to terminate the management agreement on the expiry of the then current term.

After giving effect to this Offering, assuming the Underwriters' Option is exercised, the Harris family (as described above) controls, directly or indirectly, 50.08% of the votes attached to Harris Steel Limited and the Corporation. In any event, the Corporation believes that any loss of the fees received under the management agreement would not have a material adverse effect on the results of the Corporation. Termination of the management agreement does not dissolve HSI, and any appointment of a new manager would require the consent of the Corporation and/or its nominees.

Lafarge

On August 31, 2004, the Corporation announced that it had expanded its presence in British Columbia and Alberta with the acquisition from Lafarge Canada Inc. ("Lafarge") of its reinforcing steel business in British Columbia and Alberta. For a purchase price of $2.1 million, the Corporation acquired the business and all of the fixed assets and employees of Lafarge's reinforcing steel division operated in Alberta and British Columbia. In conjunction with the purchase, Harris also entered into a management agreement with Lafarge, whereby Harris manages the completion of Lafarge's contracts. In addition, Harris agreed to purchase Lafarge's reinforcing steel inventory.

Harvard

On December 22, 2004, the Corporation, through Harris Steel Inc., announced the signing of a definitive agreement to purchase the assets of Harvard Steel Inc., a reinforcing steel fabricator in Seattle, Washington. The acquisition is expected to close on or about January 24, 2005. For an estimated total consideration of U.S. $4.5 million, Harris Steel Inc. through a subsidiary will acquire the inventory, fixed assets and real property of Harvard Steel Inc. The primary asset of Harvard Steel Inc. is its 42,000 square foot industrial building with office space situated on 2.5 acres of land in Seattle, Washington.

CONSOLIDATED CAPITALIZATION

Other than the share reclassification and stock split discussed under the heading "Recent Developments — Dividends and Reclassification of Share Capital", the only additional capitalization change since December 31, 2003 was the issuance of 75,000 Class A non-voting shares (now 300,000 common shares) to Paul A. Kelly effective May 11, 2004. This was disclosed in the notes to the consolidated financial statements for the six months ended June 30, 2004 dated August 10, 2004. These shares are held in escrow and are subject to a promissory note in the principal amount of $2,156,250.00 receivable from Mr. Kelly. The note is repayable in five equal instalments commencing May, 2009 and ending May, 2013. Interest accrues at the quarterly interest rate prescribed in the *Income Tax Act* (Canada) and is to be paid annually in January of each year from 2005 to 2013.

USE OF PROCEEDS

The Common Shares are being sold, directly or indirectly, by the Selling Shareholder at a price of $20.55 per Common Share. The net proceeds from the sale of the Common Shares will be approximately $69,048,000, after deducting fees payable to the Underwriters and estimated Offering expenses. All fees and expenses associated with the Offering will be paid by the Selling Shareholder. If the Underwriters' Option is exercised in full, the net proceeds to the Selling Shareholder will be approximately $77,925,600, after deducting fees payable to the Underwriters and estimated Offering expenses. All of the Common Shares are currently owned, directly or indirectly, by the Selling Shareholder and, accordingly, the net proceeds of this Offering will be received by the Selling Shareholder. The Corporation will not receive any of the proceeds of the Offering.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

This is an offering of Common Shares. The Corporation's authorized capital consists of an unlimited number of Common Shares. At the date of this short form prospectus, 26,924,320 Common Shares are outstanding. The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows. The holders of the Common Shares have the right to receive such dividends (if any) as the directors in their discretion may declare, subject to the prior rights of the shares (if any) of any other class ranking senior to the Common Shares. The holders of the Common Shares have the right to receive the remaining assets of the Corporation, in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of its assets among its shareholders, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of shareholders of the Corporation, other than separate meetings of the holders of another class or series of shares, and to vote at any such meeting on the basis of one vote for each Common Share held. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

THE SELLING SHAREHOLDER

The following table sets forth information with respect to the Selling Shareholder's beneficial ownership of the Corporation's securities, as of the date hereof and as adjusted to reflect the sale of Common Shares in this Offering assuming the Underwriters' Option is exercised in full.

		Common Shares Owned Prior to Offering		Common Shares Owned After Offering	
Name	**Type of Ownership**	**Common Shares**	**Percent**	**Common Shares**	**Percent**
Milton Harris Investments (1998) Limited	Of record and beneficially[(1)]	17,072,880[(2)]	63.41%	13,122,880	48.74%

Note:

(1) Milton E. Harris, the controlling shareholder of the Selling Shareholder, is also the controlling shareholder of Milton Harris Investments Limited, a corporation which holds 68,000 common shares in the capital of the Corporation. Each of John Harris (a director and officer of the Corporation) and David Harris (a director of the Corporation) hold a beneficial interest in the Selling Shareholder.

(2) On March 11, 1998, the Selling Shareholder acquired from Milton Harris Investments Limited 2,661,080 Class A non-voting shares and 1,607,140 Class B voting shares in the capital of the Corporation as part of an internal reorganization. These shares were subject to the share reclassification and stock split referred to under the heading "Recent Developments — Dividends and Reclassification of Share Capital".

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated January 12, 2005 (the "Underwriting Agreement") among the Corporation, the Selling Shareholder and the Underwriters, the Selling Shareholder has agreed to sell and the Underwriters have agreed to purchase on the closing date, being February 1, 2005 or any other date as may be agreed upon by the Corporation, the Selling Shareholder and the Underwriters, but in any event not later than March 3, 2005, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of the Common Shares at a price of $20.55 per Common Share, for a total gross consideration of $71,925,000 to the Selling Shareholder, payable in cash against delivery by the Selling Shareholder of share certificate(s) evidencing the Common Shares. The Common Shares are being offered to the public in all of the provinces of Canada and, on a private placement basis, in the United States. The offering price of the Common Shares was determined by negotiations between the Selling Shareholder and the Underwriters. The Underwriting Agreement provides that the Selling Shareholder will pay to the Underwriters, in consideration for their services in connection with this Offering, a fee of $0.822 per Common Share. All expenses associated with the Offering will be paid by the Selling Shareholder.

The Selling Shareholder has granted the Underwriters an option (the "Underwriters' Option"), exercisable up to two business days prior to closing of the Offering, to purchase up to an additional 450,000 Common Shares

on the same terms as set out above. If the Underwriters' Option is exercised in full, the total price to the public, Underwriters' fee and net proceeds to the Selling Shareholder will be $81,172,500, $3,246,900 and $77,925,600 respectively. This short form prospectus also qualifies the distribution of the Underwriters' Option and the Common Shares issuable on the exercise of the Underwriters' Option.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all Common Shares if they purchase any of the Common Shares under the Underwriting Agreement.

The Corporation has agreed not to sell or issue, or negotiate or enter into any agreements to sell or issue, any additional common shares or securities convertible into common shares, other than in conjunction with the grant or exercise of stock options or other similar issuances pursuant to share compensation arrangements, outstanding warrants and the issuance of securities in connection with property or share acquisitions in the normal course of business, for a period of 90 days following the closing of the Offering without the prior written consent of GMP Securities Ltd., such consent not to be unreasonably withheld or delayed.

The Selling Shareholder has agreed not to sell, offer, assign, transfer, encumber, grant an option to purchase or enter into any monetization which has the direct or indirect effect of transferring all or any of the economic benefit or ownership of any of its common shares or securities convertible into common shares, for a period of 90 days following the closing of the Offering without the prior written consent of GMP Securities Ltd., such consent not to be unreasonably withheld or delayed.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Common Shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act. The Underwriters have agreed pursuant to the terms of the Underwriting Agreement that they will not offer or sell the Common Shares within the United States except to Qualified Institutional Buyers (as such term is defined in Rule 144A of the U.S. Securities Act) in the United States, provided such re-offers and resales are made in accordance with Rule 144A under the U.S. Securities Act. In addition, until 40 days after the closing date, an offer or sale of Common Shares within the United Sates by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is made otherwise than in accordance with Rule 144A. All sales of Common Shares in the United States will be made by U.S. registered broker/dealers. The Underwriting Agreement provides further that the Underwriters will not take any actions that would make the safe harbour provided under Regulation S of the United States federal securities laws unavailable in connection with the offering and sale of the Common Shares; such regulation provides an exemption from registration requirements under such laws in connection with the initial offer and sale of such shares outside the United States.

Pursuant to policy statements of the Ontario Securities Commission and the L'Autorité des Marchés Financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc. relating to market stabilization and passive market-making activities and bids or purchases made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first-mentioned exception, in connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be interrupted or discontinued at any time.

RISK FACTORS

Prospective investors should carefully consider the risks described below before making an investment decision. Prospective investors should also carefully consider the risk factors discussed in the section entitled "Risk Factors" in the Annual Information Form incorporated herein by reference and elsewhere in documents incorporated by reference into this short form prospectus. The risks and uncertainties described below are not the only ones facing the Corporation. Additional risks and uncertainties that are not presently known to the Corporation or that the Corporation currently believes to be immaterial may adversely affect the Corporation's business. If any of the following risks actually occurs, the Corporation's business, financial condition or operating results could be materially adversely affected. In that event, the trading price of the Common Shares could decline and purchasers of the Common Shares may lose all or part of their investment.

Risks Relating to the Business

Volatility of Steel Prices

As the past 12 months have amply illustrated, the world steel markets in which the Corporation operates can be extremely volatile and cyclical. There was unprecedented volatility in global steel markets commencing in the second half of 2003 and continuing through 2004. This volatility resulted in dramatic price increases across all steel products. Up to 70% of the Corporation's variable costs can be attributed to the price of steel. A failure of the Corporation to anticipate and appropriately respond in a timely fashion to steel pricing trends in the purchasing and selling of steel products may have a material adverse effect on the Corporation's results.

Inventory and fixed price contracts

Reinforcing steel products are typically sold by means of fixed price contracts, where the reinforcing steel is provided by the Corporation to the customer over a period of time which may range from several weeks to several years. At any point in time, therefore, the Corporation is contractually obligated to supply significant quantities of steel at a pre-determined price. The Corporation does not hold inventory in quantities to match these obligations. The proportion of inventory to outstanding contractual obligations varies according to management's anticipation of steel pricing trends, but in any event, a material portion of the contractual obligations will always be exposed to future steel purchase pricing risk. If contractual obligations have to be fulfilled by steel purchased at higher replacement costs, then the Corporation will incur lower realization on those contracts.

Most of the Corporation's other steel products are sold and shipped within a very short timeframe. These sales are often supported with large inventories of raw materials. During a period of falling prices for raw materials, the Corporation would normally expect price realization on shipments of its finished products to deteriorate, producing inferior returns during the period when older inventories are being sold.

Cyclical industry

In the Corporation's steel fabrication and processing operations, there is significant dependence on economic conditions and spending and more specifically, on funding of infrastructure construction and automotive/industrial activity. Economic downturns in these areas can have a negative impact on both pricing and demand for the Corporation's products.

Dependence on Key Employees

Maintaining and attracting management and personnel is a key senior management challenge. While there are no significant immediate concerns, many of the Corporation's senior managers have had long careers in the business and succession planning at all levels is an ongoing focus for the Corporation.

Foreign Exchange

Foreign exchange risks derive from two sources. Firstly, the Corporation's U.S. operations incur all costs and derive all revenue in U.S. dollars. The translation of the results of these operations into Canadian dollars for financial reporting purposes can result in significant foreign exchange translation losses or gains. At

December 31, 2003, the net working capital of U.S. based operations was U.S. $30.4 million. A one cent exchange variation in the Canadian dollar value of the period end exchange rate would result in an approximate $300,000 translation gain or loss as applicable. Further, the translation of earnings of the U.S. based operations into Canadian dollars is impacted by variations in the reporting period exchange rates.

Secondly, there is also foreign exchange risk within the Canadian operations due to sales denominated in U.S. funds to U.S. based customers. This foreign exchange settlement risk is largely mitigated by the purchase of materials in U.S. funds providing a natural hedge. There remains a net cash flow in U.S. funds to the Canadian operations. The Corporation does not undertake any significant foreign exchange hedging transactions.

Credit Risk

The Corporation faces credit risk associated with accounts receivable. In the event of a precipitous economic downturn there would be significant risk of material credit loss.

Supplier Base

The Corporation relies on key suppliers for the supply of raw materials. Disruption of these relationships could have a material adverse effect on the Corporation.

Labour Relations Risk

Approximately half of the Corporation's employees are unionized or governed by collective trade agreements (e.g., steelworkers or automotive). Labour disruptions could adversely affect the Corporation's business.

Trade Policy Restrictions

The Corporation is a significant importer of commodity steel products on a global basis and a significant exporter of steel products from Canada into the United States. Steel is often the subject of cross-border trade disputes. Any material dispute that is not resolved in the Corporation's favour could have a material adverse effect on the Corporation's results.

Competition

The Corporation does not enjoy proprietary advantages (e.g., patents or trademarks) in any of its major product lines. As a result, in all product lines and in all geographic regions where the Corporation conducts business, the Corporation has both direct and indirect competitors and competes on the basis of certain factors including price, product quality and availability, related services and on-time delivery. The inability of the Corporation to compete effectively could have a material adverse effect on the Corporation's results.

Environmental Risk

The Corporation's operations are subject to a variety of federal, provincial, state, territorial and local environmental regulations in both the United States and in Canada. These laws and regulations relate to, among other things, the discharge of contaminants into water and air and into or onto land; waste disposal; and the handling, transportation and storage of hazardous material.

The Corporation has in the past recorded reserves for known environmental costs or anticipated liabilities, and it is the policy of the Corporation to record such reserves for any anticipated environmental cost or liability. Any environmental cost or liability may have a material adverse effect on the Corporation's results.

Risks Related to this Offering and the Common Shares

Controlling Shareholder

Immediately upon completion of this Offering, assuming the Underwriters' Option is exercised in full, the Selling Shareholder will directly or indirectly own approximately 48.74% of the outstanding common shares. In addition, Milton E. Harris, the controlling shareholder of the Selling Shareholder, is the CEO and Chairman of

the Corporation. Conflicts of interest could arise between the Corporation and Mr. Harris or between Mr. Harris and one of the subsidiaries of the Corporation, and any such conflict may not be resolved in a manner that favours the Corporation.

The Corporation understands that the Selling Shareholder intends to retain effective control of the Corporation. In order to retain control, the Selling Shareholder may decide not to enter into a transaction in which shareholders of the Corporation would receive consideration for their common shares that is much higher than the cost of their investment in the common shares or the then market price of the common shares. The Corporation does not have any control over any decision that the Selling Shareholder may make in the future regarding its continued ownership of the common shares.

Future Sales of Common Shares

The Selling Shareholder will hold, directly or indirectly, approximately 48.74% of the common shares following this Offering, assuming the Underwriters' Option is exercised in full, and may sell its common shares, subject to the 90 day lock-up referred to under the heading "Plan of Distribution" and applicable securities laws. In addition, Leith Wheeler Investment Counsel Ltd. ("Leith Wheeler") holds, directly or indirectly, 2,920,000 common shares (representing approximately 10.85% of the total issued and outstanding common shares) as disclosed in its System for Electronic Disclosure by Insiders (SEDI) filing dated December 29, 2004. The Corporation has no knowledge or authority over the future sale of common shares from either the Selling Shareholder or Leith Wheeler, and no prediction can be made as to the effect, if any, such future sales of common shares may have on the market price of the common shares. However, sales of substantial amounts of common shares, or the perception that such sales could occur, could adversely affect the market price of the common shares.

Share Price Volatility

A number of factors could influence the volatility in the trading price of the Common Shares, including changes in the economy or in the financial markets, industry-related developments, and the impact of changes in the Corporation's operations. Each of these factors could lead to increased volatility in the market price of the Common Shares. In addition, variations in earnings estimates by securities analysts and the market prices of the securities of the Corporation's competitors may also lead to fluctuations in the trading price of the Common Shares.

Share Liquidity

As a result of the significant shareholdings of a few shareholders, historically the volume of Common Shares (and predecessor Class A and Class B shares) traded has been relatively limited. Accordingly, there is a risk that Common Shares may not be easily sold or the volume of Common Shares sold may be relatively limited.

FORWARD-LOOKING STATEMENTS

Statements in this short form prospectus about the Corporation's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

In some cases forward-looking statements can be identified by the use of words such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts" or "potential" or the negative or other variations of these words, or other comparable words or phrases.

Although management believes that the expectations reflected in these forward-looking statements are reasonable, the Corporation cannot guarantee future results, levels of activity, performance or achievements or other future events. The Corporation is under no duty to update any of these forward looking statements after the date of this short form prospectus. Prospective investors should not place undue reliance on forward-looking statements.

ELIGIBILITY FOR INVESTMENT

In the opinion of Goodmans LLP, counsel to the Corporation and the Selling Shareholder, and of Cassels Brock & Blackwell LLP, counsel to the Underwriters, on the date hereof: (i) the Common Shares are qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education plans and deferred profit sharing plans, each as defined in the Act; and (ii) based, in part, on a certificate of the Corporation as to certain factual matters, the Common Shares would not on that date constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on those plans, registered investments and other tax exempt entities including most registered pension funds and registered pension plans.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Royal Trust Tower, Suite 3000, Toronto-Dominion Centre, Toronto, Ontario.

The transfer agent and registrar for the Common Shares in Canada is CIBC Mellon Trust Company, at its principal office in Toronto.

LEGAL MATTERS

The validity of the issuance of the Common Shares to be sold in this Offering and other legal matters related to this Offering will be passed upon for the Corporation and the Selling Shareholder by Goodmans LLP. Legal matters in connection with this Offering will be passed upon for the Underwriters by Cassels Brock & Blackwell LLP. As of the date of this short form prospectus, partners and associates of each of Goodmans LLP and Cassels Brock & Blackwell LLP own in the aggregate, less than one percent of the Common Shares and shares of any of the Corporation's affiliates. Dale H. Lastman, co-chairman of Goodmans LLP, is a director of the Corporation.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a short form prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limits prescribed by applicable securities legislation. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus of Harris Steel Group Inc. (the "Corporation") dated January 20, 2005 qualifying the distribution of common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference in the above-mentioned prospectus, of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years ended December 31, 2003 and 2002. Our report is dated March 26, 2004.

Toronto, Ontario
January 20, 2005

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

CERTIFICATE OF THE CORPORATION

Dated: January 20, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. For purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

By: (Signed) MILTON E. HARRIS
Chairman and Chief Executive Officer

By: (Signed) DOUGLAS DEIGHTON
Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) JAMES W. LEECH
Director

By: (Signed) BARRIE D. ROSE
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: January 20, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Prince Edward Island, Nova Scotia, New Brunswick and Newfoundland and Labrador. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

GMP SECURITIES LTD.

By: (Signed) HARRIS FRICKER

CANACCORD CAPITAL CORPORATION	FIRST ASSOCIATES INVESTMENTS INC.	RAYMOND JAMES LTD.	SPROTT SECURITIES INC.
By: (Signed) JENS J. MAYER	By: (Signed) A.G. RHIND	By: (Signed) REBECCA RENNISON	By: (Signed) ROBERT P. CHALMERS

DOMINICK & DOMINICK SECURITIES INC.

By: (Signed) PAUL MORGANTE

harris
STEEL GROUP INC.

QUEBECOR MERRILL
CANADA INC
Printed In Canada

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Harris Steel Group Inc.

Receipt for (Final) Short Form Prospectus dated **January 20, 2005** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **20th** day of **January, 2005**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

Project #728795

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2005-MC-0202

NUMÉRO DE PROJET SÉDAR: 728795

DOSSIER N° : 620

Objet : Harris Steel Group Inc.
<u>Demande de visa</u>

Vu la demande présentée le 12 janvier 2005;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 de la Norme canadienne 44-101, *Placement de titres au moyen d'un prospectus simplifié*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers*, L.R.Q., c. A-7.03.

En conséquence, l'Autorité des marchés financiers octroie le :

visa pour le prospectus simplifié du 20 janvier 2005 de Harris Steel Group Inc. concernant le placement de 3 950 000 actions ordinaires par Milton Harris Investments (1998) Limited au prix de 20,55 $ l'action.

Le visa prend effet le 20 janvier 2005.

(s) Marie-Christine Barrette
Marie-Christine Barrette
Chef du Service du financement des sociétés

FLE/ale

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

News release via CNW Group, Toronto 416-863-9350

Attention Business Editors:
Harris Steel Group Inc. Completes $81,172,500 Secondary Offering

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TSX:HSG

TORONTO, Feb. 1 /CNW/ - Harris Steel Group Inc. (HSG-TSX) ("the Company") announced that the previously announced secondary offering of common shares of the Company has closed. The selling shareholder was Milton Harris Investments (1998) Limited ("MHIL 98"), a company controlled by Milton E. Harris, Chairman and Chief Executive Officer of the Company. The shares were sold on a bought deal basis to a syndicate of underwriters led by GMP Securities Ltd. and including Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc. The offering was for gross proceeds of $81,172,500, consisting of 3,500,000 common shares plus an underwriters' option exercised in full for an additional 450,000 common shares, all sold at an offering price of $20.55 each. The Company will not receive any proceeds from the offering, and expenses will be paid by MHIL 98.

Harris Steel Inc., a 50/50 partnership between Harris Steel Group and Nucor Corporation, is also pleased to announce the closing of the purchase of the business and assets of Harvard Steel Inc., effective January 24, 2005. As announced in a press release dated December 22, 2004, this acquisition provides Harris with a second facility near Seattle, WA.

About Harris Steel Group Inc. - www.harrissteel.com

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The Company serves all of Canada, and the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. The company has no outstanding warrants or options; furthermore, there is no term debt. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

FORWARD LOOKING STATEMENTS

Certain statements in this press release may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of Harris to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this press release, such statements use such words as "may," "will," "expect," "anticipate," "project," "believe," "plan" and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Company with securities regulatory authorities to which recipients of this press release are referred for additional information concerning the Company, its prospects and the risks and uncertainties relating to the Company and its prospects. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Company to be materially

different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking information contained in this press release is current only as of the date of this press release. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

%SEDAR: 00008000E

/For further information: Milton E. Harris, O.C., Chairman and Chief Executive Officer, (416) 590-9549; Flora Wood, Investor Relations, (416) 590-9549, toll-free 1-866-585-0089./

(HSG.)

CO: Harris Steel Group Inc.

CNW 08:53e 01-FEB-05

HARRIS STEEL GROUP INC.

MATERIAL CHANGE REPORT

Item 1 - Reporting Issuer

Harris Steel Group Inc. ("Harris Steel")
4120 Yonge Street
Suite 404
Toronto, Ontario
M2P 2B8

Item 2 - Date of Material Change

February 1, 2005.

Item 3 - Press Release

A copy of the press release issued on February 1, 2005 is attached to this material change report as Schedule "A".

Item 4 - Summary of Material Change

On February 1, 2005, Harris Steel announced that the previously announced secondary offering of common shares of the Company has closed. The selling shareholder was Milton Harris Investments (1998) Limited ("MHIL 98"), a company controlled by Milton E. Harris, Chairman and Chief Executive Officer of the Company. The shares were sold on a bought deal basis to a syndicate of underwriters led by GMP Securities Ltd. and including Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc. MHIL 98 received, as a result of the underwriters exercising in full their option to purchase an additional 450,000 common shares, gross proceeds of $81,172,500 through the sale of 3,950,000 common share at a price per common share of $20.55. The Company will not receive any proceeds from the offering, and MHIL 98 will pay the expenses of the offering.

Item 5 - Full Description of Material Change

A full description of the material change is set forth in the attached press release.

Item 6 – Confidentiality

Not Applicable.

Item 7 - Omitted Information

Not Applicable.

Item 8 - Senior Officer

The following senior officer of Harris Steel is knowledgeable about the material change and this report:

Milton E. Harris
Chairman and Chief Executive Officer
(416) 590-9549

Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto Ontario this 1st day of February, 2005.

"Flora Wood"

Flora Wood
Secretary

Schedule "A"

Harris Steel Group Inc. Completes $81,172,500 Secondary Offering

TORONTO, Feb. 1 /CNW/ - Harris Steel Group Inc. (HSG-TSX) ("the Company") announced that the previously announced secondary offering of common shares of the Company has closed. The selling shareholder was Milton Harris Investments (1998) Limited ("MHIL 98"), a company controlled by Milton E. Harris, Chairman and Chief Executive Officer of the Company. The shares were sold on a bought deal basis to a syndicate of underwriters led by GMP Securities Ltd. and including Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc. The offering was for gross proceeds of $81,172,500, consisting of 3,500,000 common shares plus an underwriters' option exercised in full for an additional 450,000 common shares, all sold at an offering price of $20.55 each. The Company will not receive any proceeds from the offering, and expenses will be paid by MHIL 98.

Harris Steel Inc., a 50/50 partnership between Harris Steel Group and Nucor Corporation, is also pleased to announce the closing of the purchase of the business and assets of Harvard Steel Inc., effective January 24, 2005. As announced in a press release dated December 22, 2004, this acquisition provides Harris with a second facility near Seattle, WA.

About Harris Steel Group Inc. - www.harrissteel.com

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The Company serves all of Canada, and the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. The company has no outstanding warrants or options; furthermore, there is no term debt. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

FORWARD LOOKING STATEMENTS

Certain statements in this press release may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of Harris to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this press release, such statements use such words as "may," "will,""expect," "anticipate," "project," "believe," "plan" and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Company with securities regulatory authorities to which recipients of this press release are referred for additional information concerning the Company, its prospects and the risks and uncertainties relating to the Company and its prospects. New risk factors may arise from time to time and it is not possible for management to predict all

of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Company to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking information contained in this press release is current only as of the date of this press release. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

For further information:
Milton E. Harris, O.C., Chairman and Chief Executive Officer, (416) 590-9549
Flora Wood, Investor Relations, (416) 590-9549, toll-free 1-866-585-0089

HARRIS STEEL GROUP INC.

HARRIS STEEL GROUP INC.

Attention Business Editors:

Harris Steel Group Inc. Completes $81,172,500 Secondary Offering

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TSX:HSG

TORONTO, Feb. 1 /CNW/ - Harris Steel Group Inc. (HSG-TSX) ("the Company") announced that the previously announced secondary offering of common shares of the Company has closed. The selling shareholder was Milton Harris Investments (1998) Limited ("MHIL 98"), a company controlled by Milton E. Harris, Chairman and Chief Executive Officer of the Company. The shares were sold on a bought deal basis to a syndicate of underwriters led by GMP Securities Ltd. and including Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc. The offering was for gross proceeds of $81,172,500, consisting of 3,500,000 common shares plus an underwriters' option exercised in full for an additional 450,000 common shares, all sold at an offering price of $20.55 each. The Company will not receive any proceeds from the offering, and expenses will be paid by MHIL 98.

Harris Steel Inc., a 50/50 partnership between Harris Steel Group and Nucor Corporation, is also pleased to announce the closing of the purchase of the business and assets of Harvard Steel Inc., effective January 24, 2005. As announced in a press release dated December 22, 2004, this acquisition provides Harris with a second facility near Seattle, WA.

About Harris Steel Group Inc. - www.harrissteel.com

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The Company serves all of Canada, and

the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. The company has no outstanding warrants or options; furthermore, there is no term debt. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

FORWARD LOOKING STATEMENTS

Certain statements in this press release may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of Harris to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this press release, such statements use such words as "may," "will," "expect," "anticipate," "project," "believe," "plan" and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Company with securities regulatory authorities to which recipients of this press release are referred for additional information concerning the Company, its prospects and the risks and uncertainties relating to the Company and its prospects. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Company to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking information contained in this press release is current only as of the date of this press release. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

%SEDAR: 00008000E

For further information: Milton E. Harris, O.C., Chairman and Chief Executive Officer, (416) 590-9549; Flora Wood, Investor Relations, (416) 590-9549, toll-free 1-866-585-0089.

HARRIS STEEL GROUP INC.

Attention Business Editors:

Harris Steel Group Inc. Completes $81,172,500 Secondary Offering

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TSX:HSG

TORONTO, Feb. 1 /CNW/ - Harris Steel Group Inc. (HSG-TSX) ("the Company") announced that the previously announced secondary offering of common shares of the Company has closed. The selling shareholder was Milton Harris Investments (1998) Limited ("MHIL 98"), a company controlled by Milton E. Harris, Chairman and Chief Executive Officer of the Company. The shares were sold on a bought deal basis to a syndicate of underwriters led by GMP Securities Ltd. and including Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc. The offering was for gross proceeds of $81,172,500, consisting of 3,500,000 common shares plus an underwriters' option exercised in full for an additional 450,000 common shares, all sold at an offering price of $20.55 each. The Company will not receive any proceeds from the offering, and expenses will be paid by MHIL 98.

Harris Steel Inc., a 50/50 partnership between Harris Steel Group and Nucor Corporation, is also pleased to announce the closing of the purchase of the business and assets of Harvard Steel Inc., effective January 24, 2005. As announced in a press release dated December 22, 2004, this acquisition provides Harris with a second facility near Seattle, WA.

About Harris Steel Group Inc. - www.harrissteel.com

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The Company serves all of Canada, and

the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. The company has no outstanding warrants or options; furthermore, there is no term debt. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

FORWARD LOOKING STATEMENTS

Certain statements in this press release may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of Harris to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this press release, such statements use such words as "may," "will," "expect," "anticipate," "project," "believe," "plan" and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Company with securities regulatory authorities to which recipients of this press release are referred for additional information concerning the Company, its prospects and the risks and uncertainties relating to the Company and its prospects. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Company to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking information contained in this press release is current only as of the date of this press release. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

%SEDAR: 00008000E

For further information: Milton E. Harris, O.C., Chairman and Chief Executive Officer, (416) 590-9549; Flora Wood, Investor Relations, (416) 590-9549, toll-free 1-866-585-0089.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Harris Steel Group Inc. Announces 50% Dividend Increase and Lead Director Appointment

TORONTO, Feb. 17 /CNW/ - Harris Steel Group Inc. (HSG-TSX) ("the Company") today announced the declaration of a quarterly dividend for the quarter ending March 31, 2005. The dividend will be paid March 31, 2005 to shareholders of record March 17, 2005 at a rate of $0.09 per share, an increase of $0.03 per share from the dividend paid in the second (split adjusted), third and fourth quarters of 2004.

Harris Steel Group is also pleased to announce the appointment of Geno F. Francolini, C.M., F.C.A, L.L.D., H.B.A, to serve as Lead Director. Mr. Francolini has been a director of Harris Steel Group since 1992 and has chaired the Compensation Committee and been a member of the Audit Committee. From 1969 to 1983, Mr. Francolini was Vice-Chairman and Chief Executive Officer of Livingston International Inc., an export packing/warehousing customs brokerage corporation. He has served as a director on numerous public company boards between 1972 and the present. Among other positions, he was a director and Audit Committee member of Algoma Steel; director and Audit Committee Chairman of Laidlaw Inc.; director of Bell Canada; director and Audit Committee Chairman of Air Canada and was Chairman of the Board of Governors at University of Western Ontario. In his role as Lead Director of the Company, Mr. Francolini will also chair the newly formed Governance & Nominating Committee.

About Harris Steel Group Inc. - www.harrissteel.com

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The Company serves all of Canada, and the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. The company has no outstanding warrants or options; furthermore, there is no term debt. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

FORWARD LOOKING STATEMENTS

Certain statements in this press release may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of Harris to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this press release, such statements use such words as "may," "will," "expect," "anticipate," "project," "believe," "plan" and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Company with securities regulatory authorities to which recipients of this press release are referred for additional information concerning the Company, its prospects and the risks and uncertainties relating to the Company and its prospects. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Company to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on

forward-looking statements as a prediction of actual results. The forward-looking information contained in this press release is current only as of the date of this press release. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

%SEDAR: 00008000E

/For further information: Milton E. Harris, O.C., Chairman and Chief Executive Officer, (416) 590-9549; Flora Wood, Investor Relations, (416) 590-9549, toll-free 1-866-585-0089/
(HSG.)

CO: Harris Steel Group Inc.

CNW 17:11e 17-FEB-05

CIBC Mellon

March 3, 2005

Ontario Securities Commission

Dear Sirs:

RE: HARRIS STEEL GROUP INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	May 19, 2005
RECORD DATE FOR NOTICE:	March 28, 2005
RECORD DATE FOR VOTING:	March 28, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 28, 2005
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	COMMON

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

cc: CDS & Co. (Via Fax)

pk\NM_Harris

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Harris Steel Group Announces Record 2004 Earnings

TSX:HSG

TORONTO, March 16 /CNW/ - Harris Steel Group (HSG:TSX), a leading North American steel fabricator and processor, is proud to report record earnings for the year ended December 31, 2004. Net earnings for the year were $71.5 million or $2.67 per share, compared to net earnings of $4.5 million, or $0.17 per share in 2003. Net earnings for the quarter were $21.1 million, or $0.78 per share compared to $5.5 million, or $0.21 per share in the fourth quarter of 2003. Earnings for the fourth quarter, 2004 were very close to third quarter 2004 earnings of $21.1 million, or $0.79 per share. Earnings for the year surpassed the previous record set in 2000 of $1.39 by $1.28 or 92.1%.

Earnings in 2004 included a gain of $9.2 million recorded on the sale of a 50% interest in the United States reinforcing steel products operations to Nucor Corporation. This sale was completed effective February 10, 2004, and the gain is comprised of $7.8 million recorded in the first quarter and $1.4 million recorded in the fourth quarter based on recognition of earn-out proceeds. Excluding this gain, earnings per share for the year ended December 31, 2004 were $2.32.

Sales in 2004 also reached a record of $731.5 million for the year, compared to $516.7 million in 2003, with fourth quarter sales contributing $203.7 million to the total. Shipping volumes in 2004 were higher than those achieved in the years 2001 - 2003, but still below record volumes achieved in 2000.

Results are summarized as follows, with all per-share values for 2003 being shown in split-adjusted form to reflect the 4:1 stock split that was approved in June, 2004:

<<

$Cdn	For the Year Ended Dec. 31		Unaudited For the Three Months Ended Dec. 31	
000's except per share amounts	2004	2003	2004	2003
Sales	$ 731,537	$ 516,742	$ 203,724	$ 141,256
Earnings For the Period	$ 71,478	$ 4,507	$ 21,065	$ 5,533
Earnings Per Share	$ 2.67	$ 0.17	$ 0.78	$ 0.21
Avg. No. of Common Shares outstanding	26,816,943	26,737,456	26,924,320	26,632,460
No. of Common Shares outstanding				

at December 31	26,924,320	26,624,320

Mr. John Harris, President and Chief Operating Officer, stated, "2004 was a record year characterized by steel shortage and pricing conditions that many of us have not seen in our lifetime. Most importantly, 2004 demonstrates the earnings power that we continue to build in the group. The quadrupling of the dividend in June and the 50% increase that we announced recently is a clear demonstration of management's and the board's belief in the sustainability of higher levels of profitability throughout the cycle. Entering 2005, we continue to see good demand in our industrial products divisions and strengthening demand in most construction related markets. We're confident that our strong team will make the most of the opportunities that are out there."

Mr. John Harris further stated, "We will be reporting these record results on the conference call without the participation of our founder, Chief Executive and Chairman, Milton Harris, who has recently been diagnosed with cancer. Milt has begun treatment, and is looking forward to returning to his normal schedule."

The Board of Directors approved a quarterly dividend of $0.09 per common share payable March 31, 2005 to shareholders of record March 17, 2005.

Financial statements are attached below, and full financial statements including Notes and Mangement's Discussion and Analysis of Results of Operations and Financial Condition will be filed on SEDAR by March 31, 2005.

Harris Steel Group Inc. will hold a conference call and webcast to discuss results today at 4:00 pm eastern time. This call will be hosted by John Harris, President and Chief Operating Officer, Paul Kelly, Executive Vice-President and Douglas Deighton, Chief Financial Officer. To participate in the call, please dial 416-695-6120 or 1-877-388-3855 (toll-free from Canada only). No passwords are required. The conference call will be recorded and available for replay approximately one hour after the completion of the call, up until March 30, 2005. To listen to the replay, please dial 416-695-5275 or 1-888-509-0081.

To access the live audio webcast, please go to www.harrissteel.com and click on "Webcast" or to http://events.onlinebroadcasting.com/harris/031605/index.php . The webcast will be archived at www.ccnmatthews.com, and at www.harrissteel.com.

About Harris Steel Group

Harris Steel Group, through its subsidiaries, is engaged in the fabrication and placing of concrete reinforcing steel; the production and marketing of epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. The company serves all of Canada, and the eastern, central and western United States. Harris became a public company in 1967 and has paid dividends since 1972. The company has no outstanding warrants or options; furthermore, there is no term debt. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

HARRIS STEEL GROUP INC.
CONSOLIDATED BALANCE SHEETS

As at December 31, 2004 and 2003

Assets	2004	2003

Current Assets		
Cash	$ 38,530,299	$ -
Accounts receivable	153,311,930	115,515,798
Inventories	171,816,990	99,277,442
Income and other taxes recoverable	-	6,183,319
Prepaid expenses and deposits	2,693,769	2,781,644
	366,352,988	223,758,203
Note receivable	2,156,250	-
Pension and health benefit plans	697,531	-
Property, plant and equipment	54,664,395	49,825,239
	$ 423,871,164	$ 273,583,442

Liabilities		
Current Liabilities		
Bank indebtedness	$ 26,312,540	$ 7,707,747
Accounts payable and accrued liabilities	66,606,656	51,313,857
Income and other taxes payable	22,880,672	-
Future income taxes	8,353,000	5,413,000
	124,152,868	64,434,604
Future Income Taxes	4,706,000	3,970,000
	128,858,868	68,404,604
Non-Controlling Interest	21,445,287	-
Shareholders' Equity		
Capital Stock	16,195,794	14,039,544
Retained Earnings	257,371,215	191,139,294
	273,567,009	205,178,838
	$ 423,871,164	$ 273,583,442

HARRIS STEEL GROUP INC.
CONSOLIDATED STATEMENTS OF EARNINGS

For the Years Ended December 31, 2004 and 2003			Unaudited For the Three Months Ended December 31	
	2004	2003	2004	2003
Sales	$ 731,536,662	$ 516,741,731	$ 203,724,401	$ 141,255,799
Cost of Sales	575,199,302	463,855,300	154,371,606	120,587,337

	156,337,360	52,886,431	49,352,795	20,668,462
Expenses				
Selling and administrative......	46,922,464	25,613,813	14,428,766	7,544,530
Foreign exchange losses....	3,616,360	10,577,578	2,351,129	2,307,379
Interest...	9,742	136,999	130,248	(25,273)
Depreciation......	4,865,141	4,664,848	1,173,996	1,052,509
Gain on sale of shares in subsidiary......	(9,199,657)	-	(1,442,399)	-
	46,214,050	40,993,238	16,641,740	10,879,145
Earnings Before Income Taxes.......	110,123,310	11,893,193	32,711,055	9,789,317
Provision For Income Taxes				
Current....	33,314,761	4,615,378	9,172,904	2,786,075
Future.....	3,676,000	2,771,000	2,021,000	1,470,000
	36,990,761	7,386,378	11,193,904	4,256,075
Earnings For the Year Before Non-Controlling Interest....	73,132,549	4,506,815	21,517,151	5,533,242
Non-Controlling Interest In Earnings Of Subsidiaries......	(1,654,887)	-	(452,427)	-
Earnings For the Year....	$ 71,477,662	$ 4,506,815	$ 21,064,724	$ 5,533,242
Earnings Per Share.......	$ 2.67	$ 0.17	$ 0.78	$ 0.21
Average number of Common Shares outstanding	26,816,943	26,737,456	26,924,320	26,632,460
Number of				

Common Shares outstanding at December 31	26,924,320	26,624,320

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the Years Ended December 31, 2004 and 2003

	2004	2003
Balance - Beginning of Year........	$ 191,139,294	$ 189,519,785
Earnings for the year....	71,477,662	4,506,815
	262,616,956	194,026,600
Excess of the purchase price over the issued value of the company's shares purchased...	-	(1,283,187)
Dividends....	(5,245,741)	(1,604,119)
Balance - End of Year........	$ 257,371,215	$ 191,139,294

HARRIS STEEL GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2004 and 2003			Unaudited For the Three Months Ended December 31	
	2004	2003	2004	2003
Cash Provided By (Used In):				
Operating Activities				
Earnings for the year......	$ 71,477,662	$ 4,506,815	$ 21,064,724	$ 5,533,242
Non-				

controlling interest in earnings of subsidiaries....	1,654,887	-	452,427	-
Gain on sale of shares in subsidiary...	(9,199,657)	-	(1,442,399)	-
Depreciation......	4,865,141	4,664,848	1,173,996	1,052,509
Future income taxes - long-term......	736,000	736,000	453,000	597,000
Foreign exchange (gain) loss on bank indebtedness held in foreign currency..	(1,787,933)	(2,573,182)	135,013	(571,880)
(Increase) decrease in accounts receivable	(37,796,132)	(4,622,896)	3,793,545	639,974
(Increase) decrease in inventories.....	(72,539,548)	11,781,112	658,751	(11,011,433)
Decrease (increase) in income and other taxes recoverable.......	6,183,319	(2,250,092)	-	1,544,737
Decrease (increase) in prepaid expenses and deposits..	87,875	(362,735)	(761,190)	(1,180,923)
Increase in pension and health benefit plans.....	(697,531)	-	(697,531)	-
Increase (decrease) in accounts payable and accrued liabilities......	15,292,799	3,750,202	(3,714,117)	9,911,087
Increase in income and other taxes payable...	22,880,672	-	7,148,118	-

Increase in future income taxes - current...	2,940,000	2,035,000	1,568,000	873,000
	4,097,554	17,665,072	29,832,337	7,387,313
Investing Activities				
Net additions to property, plant and equipment......	(9,704,297)	(6,836,550)	(2,311,025)	(1,403,664)
Net proceeds from sale of shares in subsidiary......	28,990,057	-	1,442,399	-
	19,285,760	(6,836,550)	(868,626)	(1,403,664)
Financing Activities				
Purchase of shares of the company...	-	(1,342,211)	-	(407,681)
Dividends..	(5,245,741)	(1,604,119)	(1,615,459)	(399,365)
Increase (decrease) in bank indebtedness......	18,604,793	(10,455,374)	(14,512,975)	(5,748,483)
	13,359,052	(13,401,704)	(16,128,434)	(6,555,529)
Foreign exchange gain (loss) on bank indebtedness held in foreign currency....	1,787,933	2,573,182	(135,013)	571,880
Cash - Beginning of Year........	-	-	25,830,035	-
Cash - End of Year........	$ 38,530,299	$ -	$ 38,530,299	$ -

HARRIS STEEL GROUP INC.

SEGMENTED INFORMATION

For the Years Ended December 31, 2004 and 2003

	Reinforcing Products	Industrial Products	Other Corporate	Consolidated Total
2004				
Total sales..	$ 478,450,144	255,961,630	-	$ 734,411,774
Intersegment sales.......	-	(2,875,112)	-	(2,875,112)
	478,450,144	253,086,518	-	731,536,662
Depreciation........	1,703,942	3,142,104	19,095	4,865,141
Earnings before income taxes.......	49,098,901	53,359,858	7,664,551	110,123,310
Inventories..	99,859,107	71,957,883	-	171,816,990
Property, plant and equipment...	18,199,341	36,378,432	86,622	54,664,395
Total assets......	225,964,541	156,076,833	41,829,790	423,871,164
2003				
Total sales..	$ 337,644,400	180,442,626	-	$ 518,087,026
Intersegment sales.......	-	(1,345,295)	-	(1,345,295)
	337,644,400	179,097,331	-	516,741,731
Depreciation........	1,674,344	2,974,172	16,332	4,664,848

Earnings before income taxes.......	7,616,336	5,132,854	(855,996)	11,893,194
Inventories..	52,770,429	46,507,013	-	99,277,442
Property, plant and equipment...	15,447,433	34,301,602	76,204	49,825,239
Total assets......	158,030,048	115,378,764	174,630	273,583,442

>>
%SEDAR: 00008000E

/For further information: please contact: Flora Wood, Investor Relations, (416) 590-9547 or toll-free 1-866-585-0089, email flora(at)harrissteel.com; Corporate Office, (416) 590-9549/
(HSG.)

CO: Harris Steel Group Inc.

CNW 12:57e 16-MAR-05